SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
5 MARCH 2004
Ashanti Goldfields Company Limited
(Name of Registrant)
Gold House
Patrice Lumumba Road
Roman Ridge
P O Box 2665
Accra
Ghana
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:
Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ASHANTI SCHEME OF ARRANGEMENT DOCUMENT

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, attorney, accountant, fund manager or other independent professional adviser duly qualified under the UK Financial Services and Markets Act 2000 if you are resident in the United Kingdom, or, if not, another appropriately authorised independent professional adviser.
If you have sold or otherwise transferred all of your interests in Ashanti Securities, please send this document together with the accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you are not the registered or beneficial owner of Ashanti Securities, please forward a copy of this document and its enclosures to such person(s).
Applications have been made to the UKLA and to the LSE for the New AngloGold Ashanti Shares (AngloGold Ashanti is the name by which AngloGold will be known, subject to the approval of AngloGold shareholders, following implementation of the Merger) to be admitted to: (i) the Official List of the UKLA; and (ii) trading on the LSE's market for listed securities. In addition, application will be made for (a) the New AngloGold Ashanti Shares to be listed on the JSE and Euronext Paris; and (b) the New AngloGold Ashanti ADSs to be listed on the NYSE. It is expected that admission of the New AngloGold Ashanti Shares to the Official List of the UKLA will become effective and that dealings in the New AngloGold Ashanti Shares on the LSE, the JSE, the ASX (after conversion to AngloGold CDIs) and Euronext Paris and dealings in the New AngloGold Ashanti ADSs on the NYSE will commence on or about 27 April 2004.
The GSE has granted permission to AngloGold to list the AngloGold Ashanti Shares and the AngloGold Ashanti GhDSs on the First List of the GSE. The GSE assumes no responsibility for the correctness of any of the statements made or opinions or reports expressed or contained in this document. Admission to the First List of the GSE is not to be taken as an indication of the merits of AngloGold Ashanti or of the AngloGold Ashanti Shares or the AngloGold Ashanti GhDSs. It is expected that dealings in the AngloGold Ashanti Shares and the AngloGold Ashanti GhDSs on the GSE will commence on or about 27 April 2004.
Additional information on Ashanti, AngloGold and the Combined Group is contained in the accompanying AngloGold Ashanti Information Memorandum relating to AngloGold Ashanti which comprises summary listing particulars prepared in accordance with the UKLA Listing Rules made under section 74(4) of the UK Financial Services and Markets Act 2000. A copy of the full Listing Particulars has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of the UK Financial Services and Markets Act 2000.
Further copies of this document, the AngloGold Ashanti Information Memorandum and the Listing Particulars can be obtained from the United Kingdom Transfer Agent of the International Registrar, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom (Ref. Ashanti); the Ghanaian Registrar at Martco House, off Kwame Nkrumah Avenue, PO Box K1A 9563, Airport, Accra, Ghana (Ref. John Mensah Hagan); the Zimbabwean Registrar at 5th Floor, Zimbank House, 46 Speke Avenue, PO Box 2540, Harare, Zimbabwe (Ref. Robert Mutakwa); CIBC World Markets at Cottons Centre, Cottons Lane, London, SE1 2QL, United Kingdom (Ref. Joe Matthews) or Ashanti at Gold House, PO Box 2665, Accra, Ghana (Ref. Ernest Abankroh) or by calling Bondholder Communications Group on + 44 20 7236 0788 (in the United Kingdom), Merban Stockbrokers Limited on +233 21 251134 (in Ghana), Bondholder Communications Group on + 1 888 385 2663 (toll free for the United States) or Imara Edwards Securities on +263 4 790090 (in Zimbabwe). For legal reasons, these helplines will not be able to provide advice on the merits of the Merger itself or give financial advice.
Proposed Merger of
Ashanti Goldfields Company Limited
and
AngloGold Limited
Pursuant to a Scheme of Arrangement
(Under section 231 of the Ghana Companies Code 1963 (Act 179), as amended)
Your attention is drawn to the joint letter from the Chairmen of Ashanti and AngloGold in Part II and the letter from the Chairman of Ashanti in Part III of this document, which contains the recommendation of the Ashanti Board that you vote in favour of the Scheme at the Scheme Meeting and in favour of the resolutions to be proposed at the Extraordinary General Meeting to be held in connection with the Merger. Notices of the Scheme Meeting and the Extraordinary General Meeting, both of which will be held at the Len Clay Stadium, Obuasi, Ghana on 7 April 2004, are set out at the end of this document. The Scheme Meeting will start at 11 a.m. (GMT) and the Extraordinary General Meeting will start at 11.30 a.m. (GMT) (or, if later, immediately after the conclusion or adjournment of the Scheme Meeting). All Ashanti Shareholders are entitled to attend and vote at the Scheme Meeting and at the Extraordinary General Meeting.

The Court Hearing to confirm the Scheme will be held at the High Court of Ghana in Accra, Ghana on 23 April 2004 and will start at 11 a.m. (GMT). All Ashanti Shareholders and holders of Ashanti GDSs, Ashanti ADIs and Ashanti ZDRs (collectively, Ashanti Securityholders) are entitled to attend in person or to be represented by counsel at the Court Hearing to support or object to the Scheme.
If you are an Ashanti Shareholder, you will find enclosed with this document a BLUE form of proxy for use in connection with the Scheme Meeting and a YELLOW form of proxy for use in connection with the Extraordinary General Meeting. Whether or not you propose to attend the Meetings in person, please complete both forms of proxy in accordance with the instructions on the forms and return them to the Ghanaian Registrar, the UK Transfer Agent of the International Registrar or the Zimbabwean Registrar. In each case, your form of proxy must be received by the relevant registrar at its address set out in the relevant form of proxy, not later than 3 p.m. (GMT) on 6 April 2004. If forms of proxy for the Scheme Meeting are not lodged by this time, they may be handed to the Chairman of the Scheme Meeting. However, forms of proxy for the Extraordinary General Meeting will be invalid if received after this time.
If you hold Ashanti GDSs, you will find enclosed with this document a GREEN Voting Instruction Form for use in connection with the Scheme Meeting and a WHITE Voting Instruction Form for use in connection with the Extraordinary General Meeting. Both Voting Instruction Forms should be completed, signed and returned through your broker/custodian, in accordance with normal voting procedures, so as to be received by the Ashanti GDS Depositary by 11.30 a.m. (New York time) on 2 April 2004 at the address specified in the relevant Voting Instruction Form. If your Voting Instruction Forms have not been received by the Ashanti GDS Depositary by this time, your instructions will not be counted.
If you hold Ashanti ADIs, you will find enclosed with this document a PINK Voting Instruction Form for use in connection with the Scheme Meeting and an ORANGE Voting Instruction Form for use in connection with the Extraordinary General Meeting. Both Voting Instruction Forms should be completed, signed and returned through your broker/depositary, in accordance with normal voting procedures, so as to be received by the Ashanti ADI Depositary by 5.30 p.m. (London time) on 2 April 2004 at the address specified in the relevant Voting Instruction Form. If your Voting Instruction Forms have not been received by the Ashanti ADI Depositary by this time, your instructions will not be counted.
If you hold Ashanti ZDRs, you will find enclosed with this document a BROWN Voting Instruction Form for use in connection with the Scheme Meeting and a PURPLE Voting Instruction Form for use in connection with the Extraordinary General Meeting. Both Voting Instruction Forms should be completed, signed and returned through your broker/depositary, in accordance with normal voting procedures, so as to be received by the Ashanti ZDR Depositary by 6.30 p.m. (Harare time) on 2 April 2004 at the address specified in the relevant Voting Instruction Form. If your Voting Instruction Forms have not been received by the Ashanti ZDR Depositary by this time, your instructions will not be counted.
Holders of Ashanti Depositary Securities may not attend or vote at the Scheme Meeting or the Extraordinary General Meeting unless they become registered holders of Ashanti Shares by converting their Ashanti Depositary Securities into Ashanti Shares. Holders of Ashanti Depositary Securities who wish to convert their Ashanti Depositary Securities to Ashanti Shares should contact no later than 4.30 p.m. (GMT) on 31 March 2004 either the Ashanti GDS Depositary (in the case of Ashanti GDSs) by telephone on +1 212 815 2783; the Ashanti ZDR Depositary (in the case of Ashanti ZDRs) by telephone on +263 4 75990-88; or the Ashanti ADI Depositary (in the case of Ashanti ADIs) by telephone on 0870 162 3100 (in the United Kingdom) or +44 20 8639 2157. For legal reasons, these helplines will not be able to provide advice on the merits of the Merger itself or give financial advice. In particular, holders of Ashanti Depositary Securities are advised to read pages 55 to 58 for further information.
CIBC World Markets, which is regulated in the UK by the Financial Services Authority, is acting for Ashanti in connection with the Merger and is not acting for any person other than Ashanti and will not be responsible to any person other than Ashanti for providing the protections afforded to its clients or for providing advice in connection with the Merger.
UBS Limited and First Africa Group Holdings (Pty) Limited are acting for AngloGold in connection with the Merger and are not acting for any person other than AngloGold and will not be responsible to any person other than AngloGold for providing the protections afforded to their respective clients or for providing advice in connection with the Merger.
The New AngloGold Ashanti Shares to be issued pursuant to the Scheme have not been, and are not required to be, registered under (i) the US Securities Act of 1933, as amended, in reliance upon the exemption from the registration requirements provided by section 3(a)(10) thereof, or (ii) the securities laws of any state of the United States. Neither the SEC nor any state securities commission in the US or any other US regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document and any representation to the contrary is a criminal offence in the US.
This document does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale or distribution of the New AngloGold Ashanti Shares to be issued pursuant to the Scheme in any jurisdiction in which such offer or sale is not permitted.
In evaluating the Merger, you should consider the risks related to the Merger and to Ashanti, AngloGold and the Combined Group. See the risk factors set out in Part 1 of this document.
THE ACTION YOU SHOULD TAKE IS SET OUT IN PART IV OF THIS DOCUMENT.
3 MARCH 2004

FORWARD-LOOKING INFORMATION
This document, including the sections entitled "Expected Timetable", "Risk Factors", "Joint letter from the Chairmen of Ashanti and AngloGold", "Letter from the Chairman of Ashanti" and "Explanatory Statement", contains forward- looking information. In some cases you can identify forward-looking statements by phrases such as "in Ashanti's or AngloGold's view", as well as by terminology such as "may", "will", "should", "expects", "intends", "plans", "objectives", "goals", "aims", "projects", "forecasts", "possible", "seeks", "could", "might", "likely", "anticipates", "believes", "estimates", "predicts", "potential" or "continue", or the negative of these terms or other comparable terminology. These statements generally constitute statements of expectation, intent and anticipation and may turn out to be inaccurate.
Neither Ashanti nor AngloGold can give you any assurances that the results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels and marked-to-market values of and cashflows from the hedgebook will not differ materially from the forward-looking statements contained in this document. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond Ashanti's and AngloGold's control, which may cause actual results to differ materially from those expressed in the forward-looking statements contained in this document. These risks include those relating to the possible impact that the lack of development of Ashanti's deep level ore reserves at Obuasi may have on AngloGold Ashanti, failure to integrate Ashanti and AngloGold as envisaged, gold price volatility, changes in interest rates, hedging operations, ore reserves estimates, exploration and development, mining, yearly output, political and economic risks, changes to mineral rights ownership regimes, environmental and health and safety regulation, labour relations, general political risks, control by principal shareholders, the effect of HIV/AIDS, the ability to obtain insurance, dividends and litigation. For example, future revenues from projects or mines will be based in part upon the market price of gold, which may vary significantly from current levels. Any variations, if materially adverse, may impact the timing or feasibility of the development of a particular project or the expansion of specified mines.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of mines include the ability to profitably produce and transport gold to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental or other regulations and political uncertainty. Likewise, marked-to- market values of, and cashflows from, the hedgebook can be affected by, amongst other things, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.
Forward-looking statements speak only as of the date they are made, and neither Ashanti nor AngloGold undertakes any obligation to update publicly any of them in light of new information or future events, except as required by law, or unless required to do so by the UK Listing Rules.
Actual events or results may differ materially from any forward-looking statement. In evaluating these statements you should specifically consider various factors including the risks outlined under "Risk Factors". Although Ashanti and AngloGold believe that the expectations reflected in the forward-looking statements are reasonable, neither Ashanti nor AngloGold can guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements.

QUESTIONS AND ANSWERS
The Merger
Q:  Why am I receiving this document and the related forms of proxy or Voting Instruction Forms?
A:   You are receiving this document and the related forms of proxy or Voting Instruction Forms because you are on the register of members of Ashanti or you hold Ashanti Depositary Securities.
This document describes a proposed merger of AngloGold with Ashanti, as a result of which all Ashanti Shares (including Ashanti Shares underlying the Ashanti Depositary Securities) will be transferred to AngloGold Ashanti, and Ashanti Securityholders will receive in exchange New AngloGold Ashanti Shares, New AngloGold Ashanti ADSs, or, if a resident of Ghana, AngloGold Ashanti GhDSs. On the Effective Date, Ashanti will become a wholly-owned subsidiary of AngloGold.
Q:  What will the new company be called?
A:   It is intended that AngloGold will change its name to AngloGold Ashanti Limited on completion of the Merger.
Q:  How will the Merger be implemented?
A:   The Merger is to be implemented by means of a scheme of arrangement, a legal procedure carried out under
Ghanaian company law. In order to implement the Merger, Ashanti Shareholders must approve both the Scheme at the Scheme Meeting and the special resolution (to permit amendment of Ashanti's Regulations in connection with the Scheme once the Merger becomes effective) proposed at the Extraordinary General Meeting. Thereafter, the Scheme must be confirmed by the High Court at the Court Hearing at which all Ashanti Securityholders have the right to appear and support or object to the Scheme.
If the Scheme is confirmed at the Court Hearing and the other conditions to the Merger have been satisfied or waived the Merger will become effective shortly afterwards.
This document gives you information about the Merger, AngloGold and Ashanti and other background information so that you can make an informed decision about how to vote on the resolutions required to approve the Scheme and implement the Merger. Additional information is contained in the accompanying AngloGold Ashanti Information Memorandum.
Q:  What will I receive in the Merger?
A:   If the Merger becomes effective, each holder of an Ashanti Share (and each holder of an Ashanti Depositary
Security) will receive 0.29 New AngloGold Ashanti Shares or 0.29 New AngloGold Ashanti ADSs for each Ashanti Share (or each Ashanti Share underlying Ashanti Depositary Securities) held by such holder.
If you are a holder of an Ashanti Share resident in Ghana you will receive AngloGold Ashanti GhDSs on the basis of 29 AngloGold Ashanti GhDSs for every Ashanti Share you hold, unless you elect to receive New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs. Each New AngloGold Ashanti ADS represents an ownership interest in one New AngloGold Ashanti Share and 100 AngloGold Ashanti GhDSs represent an ownership interest in one New AngloGold Ashanti Share.
Ashanti Shareholders resident outside Ghana (other than those resident in the United States) and holders of Ashanti ADIs or Ashanti ZDRs will receive New AngloGold Ashanti Shares unless they elect to receive New AngloGold Ashanti ADSs. Ashanti Shareholders resident in the United States and holders of Ashanti GDSs will receive New AngloGold Ashanti ADSs unless they elect to receive New AngloGold Shares.
Q:  Will I receive fractional interests in AngloGold Ashanti Securities?
A:   No fractional interests in New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs will be issued and
Ashanti Securityholders who would otherwise receive fractional interests will instead receive a cash payment in respect of their fractional interest. However, Ashanti Shareholders resident in Ghana will, unless they elect to receive cash, receive AngloGold Ashanti GhDSs in exchange for their fractional interest.
Q:  How do I elect for the type of consideration that I wish to receive once the Scheme becomes effective?
A:   You should complete the relevant Form of Election in accordance with the procedures set out in paragraphs 5 and 23 of Part IV of this document to elect for the type of consideration that you wish to receive once the Scheme becomes effective.
Voting on the Merger
Q:  What is the Ashanti Board's recommendation on the Merger?
A:   The Ashanti Board considers the terms of the Merger to be in the best interests of the Ashanti Securityholders as a whole and Ashanti. The Ashanti Board recommends that all Ashanti Securityholders vote in favour of the Scheme at the Scheme Meeting and in favour of the resolutions proposed at the Extraordinary General Meeting. Certain directors of Ashanti have been unable to participate in the deliberations of the board of directors of Ashanti relating to the Merger for the reasons set out in paragraph 12 of Part III of this document.
CIBC World Markets, the financial adviser to Ashanti, has delivered to the Ashanti Board its written opinion dated 14 October 2003 that, as of such date, the Share Exchange Ratio was fair to Ashanti Securityholders from a financial point of view.
Q:  When and where are the Scheme Meeting and the Extraordinary General Meeting?
A:   The Scheme Meeting of Ashanti Shareholders to approve the Scheme and the Extraordinary General Meeting to approve the resolutions proposed to, among other things, amend the Regulations of Ashanti, will be held at the Len Clay Stadium, Obuasi, Ghana on 7 April 2004. The Scheme Meeting will start at 11 a.m. (GMT) and the Extraordinary General Meeting will start at 11.30 a.m. (GMT) (or, if later, immediately after the conclusion or adjournment of the Scheme Meeting).
Q:  How do I vote if I am an Ashanti Shareholder?
A:
As an Ashanti Shareholder you will have received two voting forms: a BLUE form of proxy for voting at the Scheme Meeting and a YELLOW form of proxy for voting at the Extraordinary General Meeting. You can vote on the Merger by completing and returning your forms of proxy to the Ghanaian Registrar, the UK Transfer Agent of the International Registrar or the Zimbabwean Registrar as soon as possible (to be received by the relevant registrar by not later than 3 p.m. (GMT) on 6 April 2004). If you are unable to lodge your form of proxy in connection with the Scheme Meeting by that time, you may hand such form to the Chairman at the Scheme Meeting. However, any forms of proxy for the Extraordinary General Meeting will be invalid if not received by the stipulated time.
Please note that, as an Ashanti Shareholder, completing forms of proxy for the Scheme Meeting and/or the Extraordinary General Meeting will not prevent you from attending the relevant meeting and voting in person (in substitution for your proxy vote(s)), if you so wish.
If you are not a Ghanaian resident and wish to attend the Meetings, you will need to obtain the necessary visa and immunisation(s). You should contact the nearest Ghanaian Embassy to check the visa and immunisation requirements (including immunisation against yellow fever, which should be obtained at least ten days before entering Ghana). For more information on the necessary visa and immunisation requirements, see paragraph 24 of Part IV of this document.
Q:  How do I vote if I am a holder of Ashanti Depositary Securities?
A:
If you are a holder of Ashanti Depositary Securities, you will not be able to attend and participate in either the Scheme Meeting or the Extraordinary General Meeting in person. However, you may direct the relevant depositary how to vote the Ashanti Shares underlying your Ashanti Depositary Securities at both the Scheme Meeting and the Extraordinary General Meeting by completing the enclosed Voting Instruction Forms and returning them to the relevant depositary at the latest by the time stipulated on the relevant Voting Instruction Form.
Further information on the actions you should take and the time limits are set out in paragraph 22 of Part IV of this document.
Q:  How do I attend the Scheme Meeting and the Extraordinary General Meeting if I hold Ashanti
Depositary Securities?
A:
Holders of Ashanti Depositary Securities are not entitled to attend and vote at the Scheme Meeting and Extraordinary General Meeting. If you hold Ashanti Depositary Securities and wish to attend and vote at the Scheme Meeting and the Extraordinary General Meeting in person, you may present your Ashanti Depositary Securities for conversion and arrange for delivery of the underlying Ashanti Shares, which, if registered in your name in a timely manner, will enable you to participate in and vote at the Scheme Meeting and the Extraordinary General Meeting.
For more information about how you may convert your Ashanti Depositary Securities and have the underlying Ashanti Shares registered in your name, see paragraph 4 of Part IV of this document.
Q:  What votes are required to implement the Merger?
A:   Two votes are required to implement the Merger.
Firstly, the Scheme must be approved by not less than three-quarters of the votes cast at the Scheme Meeting.
Secondly, the special resolution required to amend Ashanti's Regulations must be approved by not less than three-quarters of the votes cast at the Extraordinary General Meeting.
In addition, you are being asked to vote on the ordinary resolution to de-list Ashanti from the GSE on the Effective Date. This requires approval by a majority (i.e. more than 50 per cent) of the votes cast at the Extraordinary General Meeting.
Q:  Why am I being asked to vote at the Scheme Meeting and again at the Extraordinary General Meeting?
A:   The Scheme Meeting and the Extraordinary General Meeting are being convened for different purposes.
The Scheme Meeting is being held at the direction of the High Court. The purpose of the Scheme Meeting is to seek the approval of Ashanti Shareholders (including holders of Ashanti Shares represented by Ashanti Depositary Securities) for the Scheme.
The Extraordinary General Meeting, which is being held immediately after the Scheme Meeting, is being convened to approve resolutions to amend the Regulations of Ashanti and to approve certain ancillary matters including to:
-   provide for, once the Merger becomes effective, the immediate transfer of Ashanti Shares issued after the
Record Time to AngloGold in consideration of a number of New AngloGold Ashanti Shares calculated in accordance with the Share Exchange Ratio;
-   convert Ashanti from a public company to a private company under the Companies Code; and
-   de-list Ashanti from the GSE on the Effective Date.
Q:  What happens if I vote "no" at the Scheme Meeting or the Extraordinary General Meeting?
A:
The Merger is conditional upon, among other things, the receipt of the requisite approval of Ashanti Shareholders for the Scheme at the Scheme Meeting and for the special resolution proposed at the Extraordinary General Meeting.
If the Scheme and the special resolution are approved by the requisite majority of Ashanti Shareholders and all other required conditions are satisfied or waived, the Merger will be binding on all Ashanti Securityholders even if they do not vote in favour of the relevant resolutions.

What happens next?
Q:  When is the Merger expected to be completed?
A:
Ashanti and AngloGold anticipate that the Merger will be completed during April 2004. The Merger is conditional on, amongst other things, regulatory approvals in various jurisdictions, certain third party consents, the absence of any material adverse change to the business, financial condition, results of operations, assets or liabilities of Ashanti and the confirmation of the Scheme by the High Court, and accordingly, neither Ashanti nor AngloGold can predict the exact timing of completion.
Q:  What is the Court hearing?
A:   Assuming that the requisite number of votes in favour of the Merger are obtained at the Scheme Meeting and
Extraordinary General Meeting on 7 April 2004, a Court Hearing will be held at the High Court of Ghana at which the High Court will consider whether to confirm the Scheme. The Court Hearing is expected to be held at The High Court of Ghana in Accra, Ghana on 23 April 2004 at 11 a.m. (GMT).
If approved at this Court Hearing it is expected that the Merger will become effective one business day later on or about 26 April 2004.
Q:  Do I have the right to attend the Court Hearing?
A:
All Ashanti Securityholders are entitled to attend in person or to be represented by counsel at the Court Hearing to support or object to the Scheme.
Q:  How will I be notified if the scheduled date of the Court Hearing is changed?
A:   The Court Hearing is scheduled to begin at 11 a.m. (GMT) on 23 April 2004, and will be held at the High Court of Ghana in Accra, Ghana. If this scheduled date is changed, Ashanti will give at least five business days' notice of the change by issuing a press release in Ghana, the United States, the United Kingdom, Zimbabwe and South Africa. The change in the scheduled date will also be published in The Daily Graphic, The Business and Financial Times and The Ghanaian Times (Ghana), The Wall Street Journal (United States), The Financial Times (United Kingdom), The Herald (Zimbabwe) and Business Report (South Africa), or in such other manner as the High Court may direct. If the scheduled date of the Court Hearing is changed by more than seven days, Ashanti will also post notice of the date of the rescheduled Court Hearing to Ashanti Shareholders, and to the depositaries for the Ashanti Depositary Securities for distribution to the holders of the Ashanti Depositary Securities.
For more information on the Court Hearing, see paragraph 4 of Part IV of this document.
Q:  What is the Fairness Reporter?
A:   The role of the Fairness Reporter is to investigate the fairness of the Scheme and to report thereon to the High
Court at the Court Hearing. The Fairness Reporter is appointed by the Registrar of Companies in Ghana in accordance with Section 231 of the Companies Code.
Q:  Do I need to send in my certificates representing Ashanti Securities now?
A:   Unless you hold Ashanti GDSs, there is no need to send in your certificates representing Ashanti Securities now. If you hold Ashanti GDSs in physical certificate form and wish to receive New AngloGold Ashanti Shares, you will need to surrender your certificates representing Ashanti GDSs to the Ashanti GDS Depositary when you return your GDS Form of Election. If you hold Ashanti GDSs in physical certificate form and wish to receive New AngloGold Ashanti ADSs, you do not need to surrender your certificates representing Ashanti GDSs prior to the Effective Date. If you hold Ashanti GDSs in book-entry form through a broker or account holder then you should contact your broker or account holder. Ashanti share certificates and Ashanti Depositary Securities will be cancelled once the Merger becomes effective.

Q:  When will I receive my new certificates?
A:
Once the Scheme becomes effective, your existing Ashanti share certificates or certificates representing Ashanti Depositary Securities will cease to have effect. Ashanti Securityholders will instead receive New AngloGold Ashanti Securities in accordance with the Share Exchange Ratio and AngloGold will deliver certificates representing New AngloGold Ashanti Securities (where applicable) as promptly as reasonably practicable after the Effective Date and in any event within 10 business days after the Effective Date.
Failure to implement the Merger
Q:  What may happen if the Merger is not implemented?
A:
If the Merger does not become effective, Ashanti may be subject to material adverse consequences, including the following: the price of Ashanti Shares and/or Ashanti GDSs may decline; costs related to the Merger, such as legal, accounting and financial advisory fees, must be paid, even if the Merger is not completed; and, under certain circumstances, Ashanti may be required to pay a termination fee pursuant to the Transaction Agreement (the circumstances in which a termination fee may become payable are summarised in paragraph 10 of Part VII of this document).
In addition, if the Merger is not implemented or if Ashanti is unable to complete a rights issue as discussed below, Ashanti's business and operations may be adversely affected. This may mean, amongst other things, that Ashanti is not able to develop Obuasi Deeps, continue with the installation of the processing plant at Siguiri or fund further exploration opportunities and, in the absence of any other deliverable proposals, it may mean that Ashanti faces a serious liquidity crisis.
If AngloGold wrongfully terminates the Transaction Agreement, it will be obliged to pay Ashanti US$75 million as compensation for the damages Ashanti suffers as a result of the wrongful termination. Whilst Ashanti believes that this is a reasonable pre-estimate of loss, it is possible that Ashanti's actual loss could exceed this amount.
Pursuant to its financial restructuring in 2003, Ashanti raised US$75 million through the issue to Lonmin of mandatorily exchangeable notes, or MENs. Pursuant to the MENs Subscription Agreements and the Ashanti Revolving Credit Facility (or RCF), Ashanti was obliged to use its best efforts to complete a rights issue by 28 December 2003. Pursuant to the Transaction Agreement, the obligation of AngloGold to consummate the Merger is contingent on Ashanti not having commenced a rights issue. In light of this, Ashanti agreed with Lonmin, the Government and the RCF Banks that, if the Merger did not become effective by 28 December 2003 and the Transaction Agreement had not been terminated prior to that date, the period to effect the rights issue would be extended to 28 December 2004.
If the Merger does not become effective or if there is a substantial delay in completing the Merger, Ashanti will need to proceed with a rights issue or review alternative forms of financing. If a rights issue is not completed by 28 December 2004, Ashanti will trigger an event of default under the Ashanti RCF and be obliged to repay immediately all outstanding amounts thereunder and Ashanti Capital, as the issuer of the MENs, will have to redeem the outstanding MENs at their US$75 million face value together with interest up to the date of redemption. If the Merger is not completed and alternative forms of financing cannot be implemented, then there will be uncertainty as to whether the Ashanti Group will be able to continue as a going concern.
General
Q:  Where can I find out more information about AngloGold and Ashanti?
A:
For additional information, you should refer to the AngloGold Ashanti Information Memorandum, a copy of which is being sent to you with this document. In addition, you can find information about AngloGold and Ashanti from various sources described under paragraph 16 of Part VII of this document.
Q:  Whom can I call with questions?
A:
If you have more questions about the Merger, if you would like additional copies of this document or the AngloGold Ashanti Information Memorandum, or should you wish to obtain a copy of the Listing Particulars, you should contact: Bondholder Communications Group on + 44 20 7236 0788 (in the UK), Merban Stockbrokers Limited on +233 21 251134 (in Ghana), Bondholder Communications Group on + 1 888 385 2663 (toll free for US) or Imara Edwards Securities at +263 4 790090 (in Zimbabwe). For legal reasons, these help lines will not be able to provide advice on the merits of the Merger itself or give financial advice.

TABLE OF CONTENTS
Section
Page
SUMMARY
8
EXPECTED TIMETABLE OF PRINCIPAL EVENTS
17
DEFINITIONS
19
PART I
RISK FACTORS 28
PART II
JOINT LETTER FROM THE CHAIRMEN OF ASHANTI AND ANGLOGOLD 42
PART III
LETTER FROM THE CHAIRMAN OF ASHANTI 43
PART IV
EXPLANATORY STATEMENT 52
PART V
CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE MERGER 78
PART VI
THE SCHEME OF ARRANGEMENT 85
PART VII ADDITIONAL INFORMATION
95
PART VIII NOTICE OF SCHEME MEETING
125
PART IX
NOTICE OF EXTRAORDINARY GENERAL MEETING 126
PART X
INVITATION FOR THE PURPOSE OF RECEIVING A GHANAIAN VISA 128

SUMMARY
This summary highlights selected information from this document. It does not contain all of the information that may be important to you. You should read this entire document in order to understand the Merger fully.
In the Merger, every Ashanti Share will be exchanged for 0.29 New AngloGold Ashanti Shares, 0.29 New AngloGold Ashanti ADSs or, for Ghanaian residents only, 29 AngloGold Ashanti GhDSs
If the Merger becomes effective, each holder of Ashanti Shares will receive 0.29 New AngloGold Ashanti Shares, 0.29 New AngloGold Ashanti ADSs or, for Ghanaian residents only, 29 AngloGold Ashanti GhDSs for each Ashanti Share held. This is the Share Exchange Ratio. Each New AngloGold Ashanti ADS represents an ownership interest in one New AngloGold Ashanti Share and 100 AngloGold Ashanti GhDSs represent an ownership interest in one New AngloGold Ashanti Share. Ashanti Shares (including Ashanti Shares underlying Ashanti Depositary Securities) will be automatically transferred to AngloGold Ashanti once the Merger becomes effective.
Ashanti Shareholders
Ashanti Shareholders resident in Ghana will receive AngloGold Ashanti GhDSs unless they elect to receive New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs. Ashanti Shareholders resident outside Ghana (other than Ashanti Shareholders resident in the United States) will receive New AngloGold Ashanti Shares unless they elect to receive New AngloGold Ashanti ADSs. Ashanti Shareholders resident in the United States will receive New AngloGold Ashanti ADSs unless they elect to receive New AngloGold Ashanti Shares.
Holders of Ashanti GDSs
Holders of Ashanti GDSs will receive New AngloGold Ashanti ADSs unless they elect to receive New AngloGold Ashanti Shares.
Holders of Ashanti ADIs
Holders of Ashanti ADIs will receive New AngloGold Ashanti Shares unless they elect to receive New AngloGold Ashanti ADSs.
Holders of Ashanti ZDRs
Holders of Ashanti ZDRs will receive New AngloGold Ashanti Shares unless they elect to receive New AngloGold Ashanti ADSs.
Fractional Interests
No fractional interests in New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs will be issued and Ashanti Securityholders who would otherwise receive fractional interests will instead receive a cash payment in respect of their fractional interest. However, Ashanti Shareholders resident in Ghana will, unless they elect to receive cash, receive AngloGold Ashanti GhDSs in exchange for their fractional interest.
The Merger will be effected by way of a scheme of arrangement
The Merger is to be effected by means of a Ghanaian scheme of arrangement under section 231 of the Companies Code, which requires the approval of the Ashanti Shareholders and the confirmation of the High Court of Ghana. This is a statutory procedure that can be used, among other things, to implement mergers. If the conditions to the Merger are satisfied or, if permissible, waived, the Court Order confirming the Scheme will be delivered to the Registrar of Companies, whereupon the Scheme will become effective and Ashanti will become a wholly-owned subsidiary of AngloGold and AngloGold, subject to the approval of AngloGold shareholders, will be known as AngloGold Ashanti.

The Merger values each Ashanti Share at US$12.46 and values Ashanti at US$1.7 billion
Based on the closing market price of AngloGold ADSs on the NYSE on 27 February 2004, the last practicable trading day prior to the publication of this document, of US$42.95, the Merger values each Ashanti Share (and each Ashanti GDS) at US$12.46 and, on a fully diluted basis, amounts to an aggregate consideration for Ashanti's ordinary share capital of US$1.7 billion.
The New AngloGold Ashanti Shares, New AngloGold Ashanti ADSs and AngloGold Ashanti GhDSs to be issued in the Merger will be listed and traded on various exchanges
Following completion of the Merger, AngloGold Ashanti Shares will be listed on the JSE, the LSE, the NYSE (in the form of "ADSs"), the ASX (in the form of AngloGold Ashanti CDIs), the GSE (in the form of both AngloGold Ashanti Shares and AngloGold Ashanti GhDSs) and Euronext Paris and will be quoted on Euronext Brussels (in the form of unsponsored International Depositary Receipts ("IDRs")), as AngloGold Ashanti.
AngloGold's dividend policy
AngloGold may declare dividends at the discretion of its board of directors or shareholders at a general meeting.
Historically, AngloGold has paid dividends twice a year and declared all dividends in South African rands. The interim dividend has typically been declared to qualifying shareholders in July of each year and the final dividend has typically been declared in January of each year.
Qualifying shareholders receive dividends if and when declared by the AngloGold board of directors out of legally available funds. Following the completion of the Merger, AngloGold expects to continue to pay dividends and to maintain dividend payouts in accordance with its existing dividend policy where dividends are determined based upon the full payment of free cash available after consideration of capital and financing expenditure requirements. Dividend payments have historically represented a significant fraction of earnings. Therefore, because cash generated and capital expenditure and financing requirements may fluctuate, there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the AngloGold Ashanti board's ongoing assessment of AngloGold Ashanti's financial condition, including its cash needs, future earnings, prospects and other factors.
Dividends paid to registered holders of AngloGold ADSs are currently paid in US dollars converted from South African rands by The Bank of New York as the AngloGold ADS Depositary. Dividends payable to shareholders resident in Ghana or holders of AngloGold Ashanti GhDSs, as declared in South African rands, will be paid in cedis. The amount paid in cedis will depend upon the ruling exchange rate on the date that the currency is converted for payment by AngloGold Ashanti's registrar in Ghana (or the AngloGold Ashanti GhDS Depositary in the case of the AngloGold Ashanti GhDSs).
For additional information on historical dividends paid to holders of AngloGold Shares, please refer to the AngloGold Ashanti Information Memorandum.
Once the Merger becomes effective, Ashanti Securityholders will not be entitled to receive the AngloGold final dividend for 2003 which was paid on 27 February 2004 to holders of record on 20 February 2004, but they will be entitled to receive subsequent AngloGold Ashanti dividends
Ashanti Securityholders will be entitled to receive all dividends declared by AngloGold Ashanti with a registration date after completion of the Merger.
Owning AngloGold Ashanti Securities is different from owning Ashanti Shares or Ashanti Depositary Securities
As a result of the Merger, Ashanti Securityholders will receive, at their election, either New AngloGold Ashanti Shares, New AngloGold Ashanti ADSs or (if resident in Ghana) AngloGold Ashanti GhDSs. AngloGold is a South African incorporated company and there are differences between the rights of an Ashanti Shareholder or holder of Ashanti Depositary Securities and the rights of holders of AngloGold Ashanti Securities. Paragraph 7 of Part VII compares the rights of a holder of AngloGold Ashanti Shares and a holder of Ashanti Shares. Paragraph 8 of Part VII compares the rights of a holder of New AngloGold Ashanti ADSs and a holder of Ashanti GDSs. Paragraph 9 of Part VII contains a summary of the terms of the AngloGold Ashanti GhDSs.

Ashanti and AngloGold believe the Merger will benefit both companies
The directors of AngloGold and the Ashanti Board believe that the Merger will allow the holders of Ashanti Securities and AngloGold Securities to benefit from the establishment of a global leader in the gold industry and they expect that the Merger will produce a Combined Group with the following attributes:
Growth/upside potential
-   an enhanced production profile is expected from existing brownfields opportunities;
-   AngloGold's proven ability in the development of deep-level projects should maximise the opportunity for the development of deep-level underground mining at Obuasi Deeps, where a scoping study has been undertaken to review the mine's potential down to 100 level as well as alternative production rates, infrastructure options and operating and capital cost projections;
-   a dedicated project team will undertake a feasibility study regarding Obuasi Deeps with anticipated expenditure for exploration and feasibility studies of US$44 million over the next five years. Including this amount, the total capital expenditure for Obuasi Deeps is estimated to be US$570 million in real terms over the expected life of mine;
-   AngloGold Ashanti intends to invest US$110 million in real terms over the next five years on underground equipment, infrastructure and environmental and planning systems for the Existing Obuasi Mine. This amount is in addition to capital expenditure already planned by Ashanti and is in addition to the US$44 million to be spent upon exploration for Obuasi Deeps as referred to above. Under the Stability Agreement, AngloGold Ashanti proposes to spend US$220 million on the Existing Obuasi Mine over the next five years, which amount includes the US$110 million mentioned immediately above. AngloGold management anticipates that these initiatives will improve underground working conditions and mine planning, thereby increasing efficiencies with the objective of reducing anticipated cash operating costs at Obuasi by an estimated US$20 per ounce in real terms over the next five years;
-   AngloGold Ashanti intends to accelerate its exploration programmes, particularly at Obuasi and at Siguiri;
-   AngloGold Ashanti will have land positions in some of the most prospective regions in the world; and
-   AngloGold's stronger balance sheet, combined with its proven capital raising capability, will ensure the funding of the above development projects at Obuasi and, in 2004, the carbon-in-pulp installation at Siguiri.
Synergies - the Merger is expected to generate tangible pre-tax synergy benefits of approximately US$15 million per annum, before transaction expenses, expected from the first full year after completion, due to anticipated:
-   reduced financing costs;
-   reduced administrative and procurement costs;
-   consolidation of ownership of the Geita mine in Tanzania; and
-   breadth of technical capabilities to ensure the optimal development of organic growth opportunities.
Scale - AngloGold Ashanti will have the production base, Ore Reserves and financial resources which are anticipated to generate future value:
-   Ore Reserves - 83.8 million ounces of attributable Proved and Probable Ore Reserves based on AngloGold's and
Ashanti's Proved and Probable Ore Reserves as at 31 December 2003 (which Ore Reserves were already adjusted for the sale by AngloGold of Amapari, the Western Tanami assets and its 70 per cent interest in the Jerritt Canyon Joint Venture during 2003 as well as the closure of Union Reefs in 2003). This represents an increase of approximately 33 per cent in AngloGold's Proved and Probable Ore Reserves as at 31 December 2003;
-   Production - reinforces AngloGold's position as one of the world's largest gold producers with 2003 combined gold production of 6.9 million ounces (adjusted for the sale during 2003 by AngloGold of its 70 per cent interest in the Jerritt Canyon Joint Venture as well as the closure of Union Reefs in 2003), a 28 per cent increase in AngloGold's attributable production level for the year ended 31 December 2003 similarly adjusted for the sale of Jerritt Canyon and the closure of Union Reefs; and
-   US$980 million cash operating profit on a 2003 pro forma basis (as extracted without material adjustment from the unaudited pro forma financial information contained in Part VIII of the AngloGold Ashanti Information Memorandum).

Operating strength - AngloGold Ashanti will have a portfolio of long-life, low-cost assets and different orebody types in the key gold producing regions.
Investment appeal - AngloGold Ashanti is anticipated to have the growth potential, size, liquidity and dividend yield to enhance appeal to the investment community.
Further information on the anticipated benefits of the Merger is set out in paragraph 4 of Part III of this document.
There are risks that you should consider in determining how to vote at the Scheme Meeting and the Extraordinary General Meeting
See "Risk Factors" in Part I of this document for a discussion of the risks relating to the implementation of the Merger, the operations of the Combined Group and the holding of New AngloGold Ashanti Securities.
The Ashanti Board recommends that Ashanti Securityholders vote in favour of the resolutions to be proposed at the Scheme Meeting and the Extraordinary General Meeting
The Ashanti Board considers the terms of the Merger to be in the best interests of Ashanti Securityholders as a whole and of Ashanti. The Ashanti Board recommends that all Ashanti Securityholders vote in favour of the resolutions to be proposed at the Scheme Meeting and the Extraordinary General Meeting, as the directors of Ashanti intend to in respect of their own respective beneficial holdings, which amount in aggregate to 90,716 Ashanti Shares (representing 0.07 per cent of the issued ordinary share capital of Ashanti). Certain directors of Ashanti have been unable to participate in the deliberations of the Ashanti Board relating to the Merger for the reasons set out in paragraph 12 of Part III of this document.
CIBC World Markets considers the Share Exchange Ratio to be fair from a financial point of view (see paragraph 12 of Part III of this document)
CIBC World Markets, the financial adviser to Ashanti, has delivered to the Ashanti Board its written opinion dated 14 October 2003 that, as of such date, the Share Exchange Ratio was fair to Ashanti Securityholders from a financial point of view.
The Board of AngloGold Ashanti following the Merger
Following completion of the Merger, Russell Edey, currently Chairman of AngloGold, will continue to be Chairman of the Combined Group. Sam Jonah, in addition to joining the board of AngloGold Ashanti, will play a leading role in the executive management of the enlarged company in the position of President. In addition, in accordance with the Government Support Deed, the Government will be entitled to recommend two Ghanaian citizens to the AngloGold board of directors and AngloGold will appoint such persons as non-executive directors of AngloGold Ashanti upon the Merger becoming effective (subject to such persons being acceptable to the AngloGold board of directors and to Ashanti in accordance with the relevant applicable company laws). As at 27 February 2004 (being the latest practicable date prior to publication of this document), AngloGold has not received any recommendation from the Government in relation to such appointments. The current board of directors of AngloGold and the current AngloGold executive team will otherwise continue in their current roles.
Certain directors and employees of Ashanti have interests in the Merger that are different from those of other Ashanti Securityholders
AngloGold has entered into undertakings in the Transaction Agreement to observe the existing contractual and statutory employment rights of Ashanti management and employees and in relation to certain related matters. Information regarding such undertakings is contained in paragraph 11 of Part IV of this document.
Information regarding the Ashanti Option Plan and the treatment of Ashanti Options pursuant to the Scheme is set out in paragraph 8 of Part III of this document.

Ashanti Securityholders can vote at the Scheme Meeting and the Extraordinary General Meeting
Ashanti Shareholders are entitled to attend and vote at the Scheme Meeting and the Extraordinary General Meeting. Holders of Ashanti Depositary Securities are entitled to instruct their depositary to vote at the Scheme Meeting and the Extraordinary General Meeting, although they are not entitled to attend and vote at the Meetings unless they present their Ashanti Depositary Securities for conversion as discussed below.
If holders of Ashanti Depositary Securities wish to attend the Meetings in person, they may present their Ashanti Depositary Securities for conversion and be registered as Ashanti Shareholders in advance of the Meetings. Further information on the actions they should take and the time limits are set out in paragraphs 4 and 22 of Part IV of this document.
Accompanying this document are the necessary forms of proxy for both Meetings or, for holders of Ashanti Depositary Securities, the necessary Voting Instruction Forms.
Approval by not less than three-fourths of the votes cast by Ashanti Shareholders present and entitled to vote either in person or by proxy at the Scheme Meeting is required to approve the Scheme
To become effective, the Scheme requires (amongst other things) approval by not less than three-fourths of the votes cast by Ashanti Shareholders present and entitled to vote either in person or by proxy at the Scheme Meeting.
The special resolution to be proposed at the Extraordinary General Meeting requires approval by Ashanti Shareholders
The special resolution to be proposed at the Extraordinary General Meeting requires approval by not less than three-fourths of the votes cast by Ashanti Shareholders present and entitled to vote either in person or by proxy (the ordinary resolution to de-list Ashanti from the GSE on the Effective Date requires approval by a majority of the votes cast).
Confirmation of the Scheme by the High Court is required
Confirmation of the Scheme by the High Court is required for the Scheme to become effective. All Ashanti Securityholders are entitled to attend in person or to be represented by counsel at the Court Hearing to support or object to the Scheme.
Ashanti and AngloGold entered into a Transaction Agreement dated 4 August 2003 whereby they have agreed to implement the Merger (including the Scheme)
Ashanti and AngloGold entered into a Transaction Agreement dated 4 August 2003, as amended, providing for the implementation of the Merger (including the Scheme). For a summary of the material terms of the Transaction Agreement, including a summary of provisions relating to certain undertakings, conditions and termination provisions see paragraph 10 of Part VII of this document. We urge you to read that summary carefully.
Lonmin Support Deed
AngloGold has entered into the Lonmin Support Deed with Lonmin, the holder of approximately 27.4 per cent of Ashanti's current issued share capital, pursuant to which Lonmin has undertaken to vote its Ashanti Shares (i) in favour of the Scheme and (ii) against any competing acquisition proposal, except that Lonmin may vote in favour of a competing acquisition proposal involving Randgold and/or any of its affiliates in which all holders of Ashanti Shares are entitled to receive consideration payable solely in cash or including a full cash alternative that is fully funded or underwritten on terms satisfactory to Lonmin and that the Ashanti Board has determined to be a superior proposal (a "Randgold cash acquisition proposal").
Lonmin has agreed that it will not sell, transfer, assign, pledge or otherwise encumber any or all of its Ashanti Shares, provided that Lonmin may do so pursuant to a Randgold cash acquisition proposal.
Lonmin has also agreed that it will not directly or indirectly solicit any competing acquisition proposal. Lonmin is not, however, prevented from receiving any proposals for a competing acquisition proposal (other than a competing acquisition proposal made by Randgold that is not a Randgold cash acquisition proposal) or from participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or otherwise cooperating with respect to, the same.

AngloGold and Lonmin each have the right to terminate the Lonmin Support Deed upon the public announcement by Ashanti that the Ashanti Board has withdrawn its recommendation of the Merger or if the Transaction Agreement is terminated. In the event that the Lonmin Support Deed is terminated in accordance with its terms, the obligations of Lonmin: (i) to vote its Ashanti Shares against any competing acquisition proposal made by Randgold (other than a Randgold cash acquisition proposal); (ii) not to sell, transfer, assign, pledge or otherwise encumber its Ashanti Shares in connection with any offer or proposal made by Randgold (other than pursuant to a Randgold cash acquisition proposal); and (iii) not to participate in any negotiations regarding, or furnish any information with respect to, or otherwise cooperate with respect to, any competing acquisition proposal made by Randgold (other than a Randgold cash acquisition proposal) shall, in each case, survive termination of the Lonmin Support Deed for a period of six months after the date of such termination (but will in no event survive after 31 July 2004) if the Transaction Agreement has been terminated by Ashanti to accept a superior acquisition proposal or in certain other circumstances specified in the Lonmin Support Deed.
For more information on the Lonmin Support Deed, see paragraph 11 of Part VII of this document.
Lonmin Registration Rights Agreement
AngloGold and Lonmin have also entered into a registration rights agreement pursuant to which AngloGold has granted Lonmin certain registration rights in respect of the New AngloGold Ashanti Shares to be received by Lonmin in the Scheme. As an affiliate of Ashanti, Lonmin will be subject to certain restrictions on the sale or transfer in the United States of the New AngloGold Ashanti Shares received by it in the Scheme. The registration rights granted by AngloGold will enable Lonmin to sell its New AngloGold Ashanti Shares in the United States without being subject to such restrictions.
Government Support Deed
AngloGold has entered into the Government Support Deed with the Government, the holder of approximately 16.8 per cent of Ashanti's current issued share capital, pursuant to which the Government has undertaken to vote its Ashanti Shares: (i) in favour of the Scheme and (ii) against any competing acquisition proposal.
The Government has agreed that it will not sell, transfer, assign, pledge or otherwise encumber any or all of its Ashanti Shares.
The Government has also agreed that it will not directly or indirectly solicit any competing acquisition proposal or participate in any negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate with respect to, any competing acquisition proposal.
The Government Support Deed will terminate upon the termination of the Transaction Agreement in accordance with its terms, except that the obligation of the Government to vote against any competing acquisition proposal will survive the termination of the Government Support Deed for a period of six months after the date of such termination (but will in no event survive after 31 July 2004) if termination of the Transaction Agreement occurs other than:
(i)   by mutual written consent of AngloGold and Ashanti;
(ii)  by either AngloGold or Ashanti if any Governmental Authority has enacted, issued, promulgated, or entered any injunction, order, decree or ruling which has become final and nonappealable and has the effect of making consummation of the Scheme illegal or otherwise prevents or prohibits consummation of the Scheme;
(iii) by either AngloGold or Ashanti if the Scheme has failed to receive the requisite vote of Ashanti Shareholders at the Scheme Meeting;
(iv) by either AngloGold or Ashanti if the High Court determines not to issue the Court Order and issues an order to this effect; or
(v) by AngloGold for any other reason.
AngloGold has also agreed that the Government will be entitled to recommend two Ghanaian citizens to the AngloGold board of directors and AngloGold will appoint such persons as non-executive directors of AngloGold Ashanti upon the Merger becoming effective (subject to such persons being acceptable to the AngloGold board of directors and to Ashanti in accordance with the relevant applicable company laws). As at 27 February 2004 (being the latest practicable date prior to publication of this document), AngloGold has not received any recommendation from the Government in relation to such appointments.
For more information on the Government Support Deed, see paragraph 11 of Part VII of this document.

Stability Agreement
At the time the Government Support Deed was entered into, AngloGold and the Government also agreed the terms of a Stability Agreement to govern aspects of the fiscal and regulatory framework under which AngloGold Ashanti will operate in Ghana upon the implementation of the Merger. The terms of the Stability Agreement were approved by Parliament on 18 February 2004. The Stability Agreement has been executed by AngloGold and the Government.
Under the Stability Agreement, the Government has agreed to:
-   extend the term of the mining lease relating to the Obuasi mine until 2054 on its existing terms;
-   maintain the royalties payable by Ashanti with respect to its mining operations in Ghana at a rate of 3 per cent per annum of the total revenue from minerals obtained by Ashanti from such mining operations for a period of 15 years;
-   maintain the corporate tax rate for Ashanti and to fix it for each of its subsidiaries in Ghana at a rate of 30 per cent for a period of 15 years;
-   confirm that the rights of the Government with respect to the Golden Share apply solely to Ashanti's assets and operations in Ghana; and
-
authorise Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 per cent of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana to guarantee the availability of such foreign currency.
The Government has also agreed that Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years.
In consideration of these agreements and undertakings, AngloGold has agreed to issue to the Government 2,658,000 new AngloGold Ashanti Shares and to pay to the Government US$5 million in cash, promptly after the implementation of the Merger. AngloGold has also agreed to pay to the Government on the Effective Date US$5 million in cash towards the transaction costs incurred by the Government in its role as regulator of Ashanti.
In consideration of the agreements and undertakings contained in the Stability Agreement, AngloGold will also:
-
commit to the recapitalisation of the Existing Obuasi Mine as well as to undertake further exploration with regard to Obuasi Deeps. AngloGold Ashanti proposes to spend US$220 million on the Existing Obuasi Mine over the period 1 January 2004 to 31 December 2008. This amount of US$220 million includes the amount of US$110 million in real terms which AngloGold intends to spend over the next five years on underground equipment, infrastructure and environmental and planning systems for the Existing Obuasi Mine as referred to elsewhere in this document. With regard to Obuasi Deeps, by 31 December 2008, AngloGold Ashanti will conclude the required exploration programme and feasibility studies, at an estimated cost of US$44 million. Thereafter, if viable, development of Obuasi Deeps may proceed. Preliminary scoping studies indicate total capital expenditure for Obuasi Deeps in the amount of US$570 million in real terms over the expected life of mine;
-
 for a period of two years, not implement any new retrenchment programme in Ghana (excluding individual dismissals made from time to time) and continue to apply Ashanti's existing and approved retrenchment programmes;
-   establish and/or maintain a community trust in Ghana to which AngloGold Ashanti will contribute a total amount of 1 per cent of its profits generated in Ghana; and
-   implement programmes pertaining to training, malaria control and improvement of health, safety and working conditions.
The Stability Agreement will terminate automatically should the 2,658,000 AngloGold Ashanti Shares not be issued to the Government or the amount of US$5 million not be paid to the Government within 3 business days of the implementation of the Merger. The Stability Agreement will also automatically terminate upon the termination of the Government Support Deed.
In the event that after Parliament approves the Stability Agreement: (i) the Transaction Agreement is terminated by the mutual written consent of AngloGold and Ashanti; or (ii) AngloGold wrongfully terminates the Transaction Agreement, AngloGold has agreed to promptly pay to the Government US$15 million in cash.
For more information on the Stability Agreement, see paragraph 11 of Part VII of this document.

The Merger will have certain tax implications
For more information on the taxation implications of the Merger, see paragraph 15 of Part IV of this document. If you are in any doubt regarding your tax position, you should consult your independent financial adviser.
There are a number of conditions that must be satisfied or waived before the Scheme can be declared effective
The completion of the Merger is subject to a number of conditions, including the approval of the Scheme and the approval of the special resolution to be proposed at the Extraordinary General Meeting by the requisite majority of Ashanti Shareholders, the confirmation of the Scheme by the High Court, no amendment or modification of any of the terms and conditions of the Scheme in a manner detrimental to AngloGold without the prior written consent of AngloGold, receipt of certain regulatory approvals and third party consents and the absence of any material adverse change to the business, financial condition, results of operations, assets or liabilities of Ashanti. On 28 November 2003, AngloGold obtained the necessary exchange control approval from the South African Reserve Bank. On 12 December 2003, the Government executed and delivered the Government Support Deed. On 12 January 2004, the staff of the US Securities and Exchange Commission issued a No-Action Letter to AngloGold. On 29 January 2004, the European Commission granted clearance to the Merger. On 9 February 2004, the Bank of Ghana granted certain approvals requested by AngloGold in connection with the Merger. On 18 February 2004, Parliament approved the Stability Agreement. For more information on the conditions to the Scheme and the Merger, see Part V of this document.
Ashanti will be required to pay a termination fee to AngloGold if the Ashanti Board withdraws its recommendation after it has received a superior proposal (see paragraph 10 of Part VII of this document)
Except as provided below, the Ashanti Board may not withdraw, or propose to withdraw, its recommendation of the Merger. If, at any time prior to the Effective Date, the Ashanti Board receives an acquisition proposal that the Ashanti Board determines to be a superior proposal to the Merger, the Ashanti Board will be permitted to withdraw its recommendation if, after notification to AngloGold of such proposal, AngloGold does not increase the consideration offered or otherwise improve the terms of the offer or if, after such increase or improvement, the Ashanti Board still determines (after having received a written opinion of a financial adviser of the fairness of the superior proposal from a financial point of view) that the superior proposal is still superior to the amended AngloGold proposal.
In addition, if the Ashanti Board determines, in its good faith judgement after having received advice of outside legal counsel, that the failure to withdraw its recommendation would constitute a breach of its fiduciary duties under applicable law, the Ashanti Board may withdraw its recommendation upon notice to AngloGold; provided, however, that in making such determination, the Ashanti Board may not take into account any acquisition proposal or inquiry that is reasonably likely to result in an acquisition proposal.
Should the Ashanti Board receive a superior proposal and withdraw its recommendation and either AngloGold or Ashanti terminates the Transaction Agreement because of such withdrawal, Ashanti will be required to pay to AngloGold, upon such termination, a termination fee of US$15 million, to the extent that such payment is lawful under Ghanaian law. Ashanti has agreed to procure that any third party that makes a superior proposal agree to pay the termination fee of US$15 million upon consummation of that superior proposal if the termination fee has not been paid earlier by Ashanti.
The companies
Ashanti Goldfields Company Limited Gold House Patrice Lumumba Road Roman Ridge PO Box 2665 Accra, Ghana
Ashanti was incorporated in Ghana under the Companies Code, as amended, in 1972, as a private company, limited by shares, and in 1994 was reorganised as a Ghanaian public limited company, with registered number 7094. Ashanti, headquartered in Accra, Ghana, is engaged in the mining and processing of gold ores and the exploration and development of gold properties in four African countries - Ghana, where it operates one underground mine and two open-pit mines, Guinea, where it operates a single open-pit mine, Tanzania, where it holds a 50 per cent joint venture interest in the Geita open-pit mine (the other 50 per cent of which is held by AngloGold) and Zimbabwe, where it operates a single underground and open-pit mine. Ashanti also has an extensive exploration programme in Africa. In 2003, Ashanti produced a total of 1.53 million attributable ounces of gold. As at 31 December 2003, Ashanti had Proved and Probable Ore Reserves of 20.7 million ounces on an attributable basis. Ashanti Shares are listed on the GSE, the NYSE and the LSE. Although Ashanti has a dual primary listing on the LSE, it is not subject to the UK City Code on Takeovers and Mergers. Ashanti GDSs are listed and traded on the LSE and on the NYSE and Ashanti Shares and Ashanti ZDRs are listed on the ZSE.
Additional information about the business of Ashanti, including selected historical financial information for Ashanti, is contained in Parts II and IV of the AngloGold Ashanti Information Memorandum.
AngloGold Limited
11 Diagonal Street
Johannesburg 2001
PO Box 62117
Marshalltown 2107
Republic of South Africa
AngloGold is one of the world's largest gold producers by volume of gold produced (as determined from the company reports published by the various gold producers), with extensive reserves and, for the year ended 31 December 2003, attributable production of approximately 5.62 million ounces. At 31 December 2003, AngloGold had attributable Proved and Probable Ore Reserves of 63.1 million ounces of gold. AngloGold has its corporate headquarters in Johannesburg, South Africa, and has operations on four continents. The operations of AngloGold comprise open-pit and underground mines and surface gold processing and recovery plants in Argentina, Australia, Brazil, Mali, Namibia, South Africa, Tanzania and the United States, as well as extensive exploration activities. AngloGold is also a market leader in activities related to sustaining and growing the market for its product.
AngloGold was incorporated in South Africa in 1944 as Vaal Reefs Exploration and Mining Company Limited and has been operating as AngloGold since 30 March 1998. AngloGold Shares are listed and traded on the JSE, the ASX (in the form of AngloGold CDIs), the LSE, the NYSE (in the form of ADSs) and Euronext Paris and are quoted on Euronext Brussels (in the form of unsponsored IDRs).
Additional information about the business of AngloGold is contained in the AngloGold Ashanti Information Memorandum, which contains information about AngloGold and the Combined Group, including selected historical financial information for AngloGold and selected pro forma financial information for AngloGold Ashanti.
Where you can find more information
Additional information regarding the Merger and Ashanti and AngloGold is contained in this document and in the accompanying AngloGold Ashanti Information Memorandum.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS
(1)
Time
Date
Latest date and time for holders of Ashanti Depositary Securities to surrender to the relevant depositary their Ashanti Depositary Securities for conversion into Ashanti Shares to attend and vote at the Meetings (if so desired)
4.30 p.m. 31 March 2004
Latest date and time for lodging Voting Instruction Forms
4.30 p.m. 2 April 2004
Latest time for receipt of BLUE form of proxy for the Scheme Meeting
(2)
3 p.m. 6 April 2004
Latest time for receipt of YELLOW form of proxy for Extraordinary General Meeting
(2)
3 p.m. 6 April 2004
Voting Record Time for Scheme Meeting 4.30 p.m. 6 April 2004
Scheme Meeting
11 a.m. 7 April 2004
Ashanti Extraordinary General Meeting
(3)
11.30 a.m. 7 April 2004
AngloGold General Meeting
11 a.m.
(Johannesburg
time)
8 April 2004
Election Return Time 4.30 p.m. 21 April 2004
Court Hearing to confirm the Scheme
(4)
11 a.m. 23 April 2004
Last day of dealings in Ashanti Shares
(5)
23 April 2004
Record Time
(5)
4.30 p.m. 23 April 2004
Effective Date of the Scheme and Merger
(5)
26 April 2004
Commencement of dealings in New AngloGold Ashanti Securities
(5)
27 April 2004
Expected despatch of AngloGold Ashanti Securities and cash in lieu of fractional shares, if any
(5)
On or before
10 May 2004
Notes:
(1)
All references to time set out above are references to Accra time (GMT) unless otherwise stated.
(2)
If the BLUE form of proxy for the Scheme Meeting is not returned by this time, it may be handed to the chairman of the Scheme Meeting before the start of the meeting and will still be valid. However, in the case of the YELLOW form of proxy for the Extraordinary General Meeting, it will be invalid unless it is lodged with the relevant registrar so as to be received no later than the time shown above.
(3)
Or, if later, immediately after the conclusion or adjournment of the Scheme Meeting.
(4)
The Court Hearing will be held at the High Court of Ghana in Accra, Ghana on 23 April 2004 at 11 a.m. (GMT). If the date changes, the date of all subsequent steps, including the Effective Date set out above, will be affected.
(5)
These dates are indicative only and will depend, inter alia, on the date upon which the High Court confirms the Scheme.
Ashanti Securityholders will be kept advised of the progress of the Scheme and of any significant changes to the expected timetable of the Merger by announcements through the news services of the GSE, the LSE (through a Regulatory Information Service), the NYSE and ZSE as well as through publication in The Daily

Graphic, The Business and Financial Times and The Ghanaian Times (Ghana), The Wall Street Journal (United States), The Financial Times (United Kingdom), The Herald (Zimbabwe) and Business Report (South Africa), or in such other manner as the High Court may direct.
If the scheduled date of the Court Hearing is changed, Ashanti will give at least five business days' notice thereof by delivering a press release for immediate dissemination through the news services of the GSE, the LSE (through a Regulatory Information Service), the NYSE and ZSE and by publication of such notice in The Daily Graphic, The Business and Financial Times, The Ghanaian Times, The Wall Street Journal, The Financial Times, The Herald and Business Report, or in such other manner as the High Court may direct. If the scheduled date of the Court Hearing is changed by more than seven days, Ashanti will also post notice of the date of the rescheduled Court Hearing to holders of Ashanti Shares (and to the relevant depositaries for the Ashanti Depositary Securities for delivery to the holders thereof).
An announcement will be made once the Merger becomes effective.

DEFINITIONS
"AA plc"
Anglo American plc, a public limited company incorporated in England and Wales with registered number 3564138;
"Advance Meeting"
a meeting between the parties to the Transaction Agreement and their respective advisers held at the offices of Shearman & Sterling LLP, 9 Appold Street, London, EC2A 2AP, or such other place as the parties may agree, on the sixth business day immediately preceding the Court Hearing Date for the purpose of confirming the satisfaction or, if permissible, waiver on or prior to the Confirmation Date of each of the conditions set forth in Part V (other than the conditions set forth in paragraph 1.2(ii), 1.4 and 2.2 of Part V that shall be satisfied or, if permissible, waived at the Effective Date);
"ACSL"
Ashanti Capital (Second) Limited, a company incorporated in the Cayman Islands and a wholly-owned subsidiary of Ashanti with registered number 115822;
"ADI Form of Election"
the form on which holders of Ashanti ADIs may make elections to receive alternative consideration under the terms of the Merger;
"AngloGold"
AngloGold Limited, a company incorporated with limited liability under the laws of the Republic of South Africa with registration number 1944/017354/06;
"AngloGold ADSs"
the American depositary shares of AngloGold, each of which represents one AngloGold Share deposited with the AngloGold ADS Depositary;
"AngloGold ADS Depositary"
The Bank of New York (or such other person as may from time to time be appointed) acting in its capacity as depositary for the AngloGold ADSs and the New AngloGold Ashanti ADSs;
"AngloGold Ashanti"
AngloGold following the Merger;
"AngloGold Ashanti ADSs"
the American depositary shares of AngloGold Ashanti, each of which represents an AngloGold Ashanti Share deposited with the AngloGold ADS depositary;
"AngloGold Ashanti CDIs"
AngloGold Ashanti Clearing House Electronic Subregister System (or CHESS) depositary interests, five of which represent one AngloGold Ashanti Share;
"AngloGold Ashanti
the AngloGold Ashanti information memorandum comprising summary listing
Information Memorandum"
particulars derived from the Listing Particulars and containing a brief description of AngloGold, Ashanti and the Combined Group;
"AngloGold Ashanti Securities"
AngloGold Ashanti Shares, AngloGold Ashanti ADSs, AngloGold Ashanti CDIs and AngloGold Ashanti GhDSs, or, as the context requires, any one of them;
"AngloGold Ashanti Shares"
the ordinary shares with a par value of ZAR 0.25 each in the capital of AngloGold Ashanti;
"AngloGold Ashanti Zimbabwe
the trust pursuant to which New AngloGold Ashanti Shares and New
Share Trust
AngloGold Ashanti ADSs to be received under the Merger by Ashanti Shareholders on the Zimbabwe branch register of Ashanti and holders of Ashanti ZDRs will, if approved by the Reserve Bank of Zimbabwe, be held for the benefit of such persons in accordance with the terms of the AngloGold Ashanti Zimbabwe Share Trust Deed;
"AngloGold Ashanti Zimbabwe
the trust deed to be entered into, if approved by the Reserve Bank of
Share Trust Deed"
Zimbabwe, between AngloGold Ashanti and Standard Chartered Bank (Zimbabwe) Limited (or such other trustee as may be approved by the Reserve Bank of Zimbabwe) which contains the terms and conditions of the AngloGold Ashanti Zimbabwe Share Trust;

"AngloGold CDIs"
AngloGold Clearing House Electronic Subregister System (or CHESS) depositary interests, five of which represent one AngloGold Share;
"AngloGold Depositary Interests" AngloGold ADSs, AngloGold CDIs, AngloGold international depositary receipts (IDRs) and AngloGold Ashanti GhDSs or, as the context requires, any one of them;
"AngloGold Group"
AngloGold and its subsidiary undertakings, associated undertakings and any other undertakings in which AngloGold and/or such undertakings (aggregating their interests) have a significant interest, and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the UK Companies Act, other than paragraph 20(1)(b) of Schedule 4A to the UK Companies Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent or more of the equity share capital (as defined in the UK Companies Act);
"AngloGold Model"
the financial model prepared by AngloGold for purposes of its valuation analysis of Ashanti, the Ashanti Subsidiaries and Geita, taken as a whole, and delivered by AngloGold to Ashanti on the date of the Transaction Agreement, containing the data provided by Ashanti to AngloGold, as adjusted by AngloGold and assuming a real gold price of US$340 per ounce and discount rates as set forth in the schedule below:
Project Discount Rate (per cent)
Obuasi (cash flows from 2003 to 2009 inclusive) 5.75
Obuasi (cash flows from 2010 to 2018 inclusive) 7.75
Obuasi (cash flows from 2019 onwards) 9.75
Geita 5.50
Iduapriem/Teberebie 5.75
Bibiani 5.75
Siguiri 5.75
Freda-Rebecca 5.75
Other corporate cash flows 5.75
"AngloGold Securities"
the AngloGold Shares and the AngloGold Depositary Interests or, as the context requires, any one of them;
"AngloGold Shares"
the ordinary shares with a par value of ZAR 0.25 each in the capital of AngloGold;
"Ashanti"
Ashanti Goldfields Company Limited, a company incorporated with limited liability under the laws of the Republic of Ghana with registered number 7094;
"Ashanti ADI Deed Poll"
the deed poll, dated 5 June 2001, made by the Ashanti ADI Depositary and relating to the Ashanti ADIs, as amended from time to time;
"Ashanti ADI Depositary"
Capita IRG Trustees Limited (or such other person as may from time to time be appointed) acting in its capacity as depositary for the Ashanti ADIs;
"Ashanti ADIs"
the interests in Ashanti Shares that are settled and traded within CREST as depositary interests;
"AngloGold Ashanti GhDSs"
the new Ghanaian depositary shares of AngloGold Ashanti, 100 of which shall represent one AngloGold Ashanti Share deposited with the AngloGold Ashanti GhDS Depositary, required to be issued pursuant to clause 4.1 of the Scheme;
"AngloGold Ashanti
NTHC Limited (or such other person as may from time to time be appointed),
GhDS Depositary"
acting in its capacity as depositary for the AngloGold Ashanti GhDSs;
"Ashanti Board"
the board of directors of Ashanti;

"Ashanti Capital"
Ashanti Capital Limited, a company incorporated in the Cayman Islands and a wholly-owned subsidiary of Ashanti with registered number 64320;
"Ashanti Depositary Securities"
the Ashanti ADIs, Ashanti GDSs and the Ashanti ZDRs or, as the context requires, any one of them;
"Ashanti Disclosure Schedule"
the Ashanti Disclosure Schedule attached to the Transaction Agreement, dated the date of the Transaction Agreement, delivered by Ashanti to AngloGold in connection with the Transaction Agreement;
"Ashanti Employee Share
the 1994 AGC Employee Share Scheme, as amended from time to time;
Scheme"
"Ashanti GDSs"
the global depositary securities of Ashanti, each of which represents one Ashanti Share deposited with the Ashanti GDS Depositary;
"Ashanti GDS Deposit
the deposit agreement dated 14 March 1994 as amended and restated as of
Agreement"
21 February 1996 and amended as of 6 January 2003 between Ashanti, the Ashanti GDS Depositary and the owners and beneficial owners from time to time of Ashanti GDSs issued thereunder;
"Ashanti GDS Depositary"
The Bank of New York (or such other person as may from time to time be appointed), acting in its capacity as depositary for the Ashanti GDSs;
"Ashanti GDS Nominee"
the nominee appointed by the Ashanti GDS Depositary to hold the Ashanti Shares underlying the Ashanti GDSs;
"Ashanti Group"
Ashanti and its subsidiary undertakings, associated undertakings and any other undertakings in which Ashanti and/or such undertakings (aggregating their interests) have a significant interest, and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the UK Companies Act, other than paragraph 20(1)(b) of Schedule 4A to the UK Companies Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent or more of the equity share capital (as defined in the UK Companies Act);
"Ashanti Incentive Schemes"
the Ashanti Employee Share Scheme and the Ashanti Performance Share Plan, each as amended from time to time;
"Ashanti Material Adverse Effect"
any event, circumstance, change or effect (not already reflected in the AngloGold Model) that, individually or together with any other event, circumstance, change or effect, is or would reasonably likely be materially adverse to the business, financial condition, results of operations, assets or liabilities of Ashanti, the Ashanti Subsidiaries and Geita, taken as a whole, that results (after offsetting any positive event, circumstance, change or effect not already reflected in the AngloGold Model) in a decrease in the Net Present Value of US$75 million or more; provided, however, that, in determining whether or not an Ashanti Material Adverse Effect has occurred, changes in general world economic conditions, the price of gold, gold lease rates, US interest rates and currency exchange rates shall not be taken into account. For purposes of determining whether an Ashanti Material Adverse Effect has occurred, the decrease in the Net Present Value shall be calculated as the difference between: (i) the Net Present Value determined by using the AngloGold Model without making any changes in the data or assumptions contained therein, and (ii) the Net Present Value determined by using the AngloGold Model with no changes in the assumptions contained therein and with such adjustments to the cashflow and other data contained therein as may be necessary to reflect (a) the adverse events, circumstances, changes or effects that gave rise to the asserted Ashanti Material Adverse Effect (not already reflected in the AngloGold Model) and (b) the positive events, circumstances, changes or effects (not already reflected in the AngloGold Model) that shall have occurred after the date hereof identified by Ashanti and taken into account by AngloGold, acting reasonably, as contemplated by the Transaction Agreement;

"Ashanti Option Plan"
the AGC Senior Management Share Option Scheme, as amended from time to time;
"Ashanti Options"
the employee stock options issued under the Ashanti Option Plan;
"Ashanti Principal Register"
the principal register of members of Ashanti maintained in Accra, Ghana, by the Ghanaian Registrar;
"Ashanti Register"
the Ashanti Principal Register, the international register of members of Ashanti maintained in Jersey by the International Registrar and the Zimbabwe register of members of Ashanti maintained in Zimbabwe by the Zimbabwean Registrar;
"Ashanti's Registrars"
the Ghanaian Registrar, the International Registrar and the Zimbabwean Registrar and "Ashanti Registrar" shall mean any one of them;
"Ashanti RCF"
the US$200 million revolving credit facility dated 28 June 2002 between, amongst others, Ashanti Finance (Cayman) Limited (as borrower), Ashanti (as parent and guarantor) and a syndicate of fourteen financial institutions;
"Ashanti Securities"
the Ashanti Shares and the Ashanti Depositary Securities, or, as the context requires, any one of them;
"Ashanti Securityholders"
holders of Ashanti Shares or holders of Ashanti Depositary Securities and "Ashanti Securityholder" shall mean any one of them;
"Ashanti Shareholders"
holders of Ashanti Shares and "Ashanti Shareholder" shall mean any one of them;
"Ashanti Shares"
the ordinary shares of no par value in the capital of Ashanti;
"Ashanti Subsidiary"
a subsidiary of Ashanti;
"Ashanti Warrant Deed Poll"
the deed poll, dated 2 November 1999, between Ashanti Warrants Limited and Ashanti, as amended from time to time;
"Ashanti Warrantholders"
holders of Ashanti Warrants;
"Ashanti Warrants"
unlisted warrants exchangeable for Ashanti Shares issued by Ashanti Warrants Limited pursuant to the Ashanti Warrant Deed Poll;
"Ashanti Warrants Limited"
a wholly-owned subsidiary of Ashanti, incorporated under the laws of the Cayman Islands with registered number 93504;
"Ashanti ZDRs"
Zimbabwe depositary receipts of Ashanti, each of which represents one one- hundredth of an Ashanti Share deposited with the Ashanti ZDR Depositary;
"Ashanti ZDR Depositary"
Temple Assets (Private) Limited of 3rd Floor, Unity Court, 64 Kwame Nkrumah Avenue, Harare, Zimbabwe (or such other person as may be appointed from time to time), acting in its capacity as depositary for the Ashanti ZDRs;
"ASX"
the Australian Stock Exchange Limited;
"Branch Register"
the AngloGold Ashanti register maintained in Ghana by NTHC Limited;
"business day"
a day (other than a Saturday, Sunday or public holiday) on which banks are open for business in Accra, Johannesburg, London and New York;
"cedis"
the lawful currency of the Republic of Ghana;
"CIBC World Markets"
CIBC World Markets plc, a company incorporated with limited liability under the laws of England and Wales with registered number 02733036;
"Combined Group"
AngloGold Ashanti and its subsidiary undertakings following the Merger and for these purposes "subsidiary undertaking" has the meaning given by the UK Companies Act;
"Companies Code"
the Ghana Companies Code, 1963 (Act 179), as amended;
"Confirmation Date"
the date on which the Court Order is issued by the High Court;

"Court Hearing"
the hearing by the High Court of the application to confirm the Scheme;
"Court Hearing Date"
the first day on which the Court Hearing is held, or if the Court Hearing is adjourned for any reason, the date on which the adjourned Court Hearing is held;
"Court Order"
the order of the High Court confirming the Scheme pursuant to section 231(4) of the Companies Code;
"CREST"
the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI No 2001/3755)) in respect of which CRESTCo is the operator (as defined in such regulations), being a paperless settlement system enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by way of written instrument;
"CRESTCo"
CRESTCo Limited, a limited liability company incorporated in England and Wales with registered number 2878738;
"CSDP"
Central Securities Depositary Participants;
"dollars", "cents", "US dollars"
the lawful currency of the United States of America;
and the signs "$" and "US$"
"Effective Date"
the date on which the Scheme becomes effective in accordance with its terms;
"Election Return Date"
21 April 2004 or such later date or dates as may be publicly announced by Ashanti, such announcement being made not less than seven days prior to a date that would otherwise be an Election Return Date;
"Election Return Time"
4.30 p.m. (GMT) on the Election Return Date;
"Euronext Brussels"
the Brussels Stock Exchange;
"Euronext Paris"
the Paris Stock Exchange;
"Exchange Act"
the US Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder);
"Existing Obuasi Mine"
the existing mine at Obuasi above 50 level;
"Extraordinary General Meeting"
the extraordinary general meeting of Ashanti convened for 11.30 a.m. on 7 April 2004 (or as soon thereafter as the Scheme Meeting shall have concluded or been adjourned) at Len Clay Stadium, Obuasi, Ghana, including any adjournment thereof;
"Fairness Reporter"
the reporter appointed by the Registrar of Companies pursuant to section 231(2) of the Companies Code to investigate the fairness of the Scheme and to report thereon to the High Court;
"Form of Election"
the Shareholder Form of Election, ADI Form of Election, GDS Form of Election or ZDR Form of Election, as the case may be;
"Gazette"
the Government Gazette of the Republic of Ghana;
"GDS Form of Election"
the form on which holders of Ashanti GDSs may make elections to receive alternative consideration under the terms of the Merger;
"Geita"
Ashanti's interest in Geita Gold Mining Limited, a company incorporated in Tanzania with registered number 19982;
"Ghana"
the Republic of Ghana;
"Ghanaian Registrar"
NTHC Limited, Martco House, off Kwame Nkrumah Avenue, PO Box K1A 9563 Airport, Accra, Ghana (or such other person as may from time to time be appointed as registrar in their place);

"GhDS Depositary Agreement"
the depositary agreement for the AngloGold Ashanti GhDSs, to be entered into amongst AngloGold Ashanti, NTHC Limited, as depositary, and Barclays Bank Ghana Limited, as custodian;
"GMT"
Greenwich Mean Time;
"Golden Share"
the special rights redeemable preference share of no par value of Ashanti held by the Government;
the "Government"
the Government of the Republic of Ghana;
"Government Support Deed"
a deed of agreement dated 4 December 2003 entered into between AngloGold and the Government pursuant to which the Government agreed, amongst other things, to vote in favour of the Scheme in its capacity as a shareholder of Ashanti;
"Governmental Authority"
any national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, self-regulating authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body;
"GSE"
the Ghana Stock Exchange;
"High Court"
the High Court of the Republic of Ghana;
"International Register"
a register of AngloGold shareholders resident outside of the Republic of South Africa, as defined in section 106 of the South African Companies Act;
"International Registrar"
Capita IRG Offshore Limited of PO Box 378, St Helier, Jersey JE4 0FF Channel Islands (or such other person as may from time to time be appointed as registrar in their place) and the UK Transfer Agent of the International Registrar is Capita IRG Plc of Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, United Kingdom;
"JSE"
the JSE Securities Exchange South Africa;
"Listing Particulars"
the listing particulars relating to AngloGold prepared in accordance with the UK Listing Rules and Part VI of the UK Financial Services and Markets Act 2000, as they may be supplemented or amended from time to time;
"Lonmin"
Lonmin Plc, a public limited company incorporated in England and Wales with registered number 00103002;
"Lonmin Support Deed"
a deed of agreement dated 4 August 2003, as amended on 17 October 2003, entered into between AngloGold and Lonmin pursuant to which Lonmin agreed, amongst other things, to vote in favour of the Scheme in its capacity as a shareholder of Ashanti;
"LSE"
the London Stock Exchange plc;
"Meetings"
together, the Scheme Meeting and the Extraordinary General Meeting;
"MENs"
US$75 million unsecured mandatorily exchangeable notes of ACSL exchangeable for Ashanti Shares and guaranteed by Ashanti and issued pursuant to the MENs Deed Poll;
"MENs Deed Poll"
a deed poll dated 27 June 2002 executed by Ashanti and ACSL in relation to the MENs;
"MENs Subscription Agreement" either:
(a)  the Lonmin subscription agreement for MENs dated 28 June 2002, made between Ashanti, ACSL and Lonmin; or
(b)  the Government subscription agreement for MENs dated 28 June 2002, made between Ashanti, ACSL, Lonmin and the Government,
or as the context requires, both of them;

"Merger"
the proposed merger to be effected by the Scheme as described in the Transaction Agreement;
"Mineral Resources"
mineralisation which has been identified and estimated through exploration and sampling and within which Ore Reserves may be defined by the consideration and application of technical, economic, legal, environmental, social and governmental factors;
"Mining Law"
the Ghanaian Minerals and Mining Law 1986, as amended;
"MPRDA"
the South African Mineral and Petroleum Resources Development Act, 2002;
"Net Present Value"
the value of Ashanti, the Ashanti Subsidiaries and Geita, taken as a whole, determined by using the AngloGold Model;
"New AngloGold Ashanti ADSs"
the new American depositary shares of AngloGold Ashanti, each of which shall represent one New AngloGold Ashanti Share deposited with the AngloGold ADS Depositary, required to be issued pursuant to clause 4.1 of the Scheme;
"New AngloGold Ashanti
the New AngloGold Ashanti Shares and/or the New AngloGold Ashanti ADSs
Securities"
and/or the AngloGold Ashanti GhDSs, as the case may be, and "New AngloGold Ashanti Security" shall mean any one of them;
"New AngloGold Ashanti Shares" the new ordinary shares with a par value of ZAR 0.25 each in the capital of
AngloGold Ashanti required to be allotted and issued by AngloGold Ashanti pursuant to the Scheme and pursuant to the Stability Agreement;
"No-Action Letter"
a "no-action" letter from the Staff of the SEC stating that, by reason of the exemption afforded by section 3(a)(10) of the Securities Act, the Staff shall not recommend enforcement action to the SEC with respect to the issuance of AngloGold Shares pursuant to the Scheme without registration under the Securities Act;
"NYSE"
the New York Stock Exchange, Inc.;
"Obuasi Deeps"
the potential deep-level mining development below 50 level at the Obuasi mine;
"Official List"
the official list maintained by the UK Listing Authority;
"Ore Reserves" or "reserves"
that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination;
"Parliament"
the Parliament of Ghana;
"Probable (indicated) reserves"
reserves for which quantity and grade and/or quality are computed from information similar to that used for Proved (measured) reserves, but the sites for inspection, sampling and measurement are further apart or are otherwise less adequately spaced; the degree of assurance, although lower than that for Proved (measured) reserves, is high enough to assume continuity between points of observation;
"Proved (measured) reserves"
reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established;
"Randgold"
Randgold Resources Limited, a public limited company incorporated in Jersey with registered number 62686;
"RCF Banks"
the lenders from time to time pursuant to the Ashanti RCF;

"Record Time"
4.30 p.m. (GMT) on the business day immediately preceding the Effective Date;
"Registrar of Companies"
the Registrar of Companies in Ghana appointed in accordance with section 328 of the Companies Code;
"Registration Statement"
a registration statement on Form F-4 (together with any amendments or supplements thereto) to be filed with the SEC in accordance with section 7.04 of the Transaction Agreement;
"Regulations"
the regulations of Ashanti governing its activities and its relationship with Ashanti Shareholders, being the equivalent of an English incorporated company's articles of association;
"SA Common Monetary Area"
The South African Common Monetary Area, including the Kingdom of Lesotho, the Kingdom of Swaziland, the Republic of South Africa and the Republic of Namibia;
"Scheme"
the scheme of arrangement under section 231 of the Companies Code set out in this document in its present form or with or subject to any modification, addition or condition which the High Court may approve or impose and, if detrimental to AngloGold, to which AngloGold consents;
"Scheme Meeting"
the meeting of Ashanti Shareholders convened by order of the High Court pursuant to section 231 of the Companies Code to consider and, if thought fit, approve the Scheme, including any adjournment thereof;
"SEC"
the US Securities and Exchange Commission;
"Securities Act"
the US Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder);
"Share Exchange Ratio"
an exchange ratio of 0.29 New AngloGold Ashanti Shares, 0.29 New AngloGold Ashanti ADSs or, for Ghanaian residents only, 29 AngloGold Ashanti GhDSs for every Ashanti Share held;
"Shareholder Form of Election"
the form on which Ashanti Shareholders may make elections to receive alternative consideration under the terms of the Merger;
"South Africa"
the Republic of South Africa;
"South African Companies Act"
the South African Companies Act 1973 (Act No 61 of 1973);
"South African Register"
the register of AngloGold shareholders, as defined in Section 105 of the South African Companies Act, maintained by Computershare Limited of Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown 2107), South Africa (or such other person as may from time to time be appointed as registrar in their place);
"Special Resolution"
a special resolution of Ashanti Shareholders under section 22 of the Companies Code to approve the amendments to the Regulations in the form set out in Part IX of this document;
"Stability Agreement"
the agreement entered into between the Government and AngloGold concerning certain fiscal and regulatory undertakings regarding the Combined Group and its operations in Ghana upon implementation of the Merger, as approved by Parliament on 18 February 2004 and as more particularly described in paragraph 11 of Part VII of this document;
"STRATE"
Share Transactions Totally Electronic, an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically, which is managed by STRATE Limited, a company incorporated under the laws of the Republic of South Africa, with registration number 1998/022242/06;

"Tameng"
Ashanti's equity interest in Tameng Mining and Exploration (Proprietary) Limited, a company incorporated under the laws of the Republic of South Africa with registration number 2001/001602/07;
"Transaction Agreement"
the transaction agreement entered into between AngloGold and Ashanti dated 4 August 2003 and amended on 2 September 2003, 23 September 2003, 29 October 2003, 13 November 2003 and 12 December 2003, relating to the Merger, as more particularly described in paragraph 10 of Part VII of this document;
"Transfer Agent"
Computershare Limited in its capacity as transfer agent for AngloGold in connection with the Scheme;
"UBS Limited"
UBS Limited, a subsidiary of UBS AG, incorporated as a limited liability company in England and Wales with registered number 2035362;
"UK Companies Act"
the UK Companies Act, 1985 (as amended);
"UK Listing Authority" or "UKLA" the UK Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000, including where the context so permits, any committee, employee, officer or servant to whom any function of the UK Listing Authority may for the time being be delegated;
"UK Listing Rules" or
the rules and regulations made by the UK Listing Authority under Part VI
"UKLA Listing Rules"
of the UK Financial Services and Markets Act 2000, as amended from time to time;
"United Kingdom" or "UK"
the United Kingdom of Great Britain and Northern Ireland;
"United States of America" or
the United States of America, its territories and possessions, any state of the
"United States" or "US"
United States or the District of Columbia and all areas subject to its jurisdiction;
"Voting Instruction Forms"
the forms which accompany this document to be completed by holders of Ashanti Depositary Securities to instruct their relevant depositary to vote in respect of Ashanti Shares represented by their Ashanti Depositary Securities at the Scheme Meeting and the Extraordinary General Meeting, respectively;
"Voting Record Time"
4.30 p.m. (GMT) on the business day immediately preceding the date of the Scheme Meeting;
"ZAR"
South African rand, the official currency of the Republic of South Africa;
"ZDR Form of Election"
the form on which holders of Ashanti ZDRs may make elections to receive alternative consideration under the terms of the Merger;
"Zimbabwean Registrar"
Syfrets Corporate and Merchant Bank of 5th Floor Zimbank House, 46 Speke Avenue, PO Box 2540, Harare, Zimbabwe (or such other person as may from time to time be appointed as registrar in their place);
"ZSE"
the Zimbabwe Stock Exchange; and
"ZWD"
Zimbabwe Dollar, the official currency of the Republic of Zimbabwe.
References to time in this document are to Accra time (GMT), unless otherwise stated.

PART I: RISK FACTORS
In addition to the other information contained in this document, you should carefully consider the following risk factors in deciding whether to vote in favour of the Scheme.
(A)
RISKS RELATED TO A FAILURE TO IMPLEMENT OR DELAY IN IMPLEMENTING THE SCHEME
The Merger is subject to a number of conditions and may not be completed
The Merger is subject to a number of conditions, including the approval by the requisite majority of Ashanti Shareholders of the Scheme at the Scheme Meeting and the special resolution proposed at the Extraordinary General Meeting, the confirmation of the Scheme by the High Court, the receipt of certain regulatory approvals and third party consents and the absence of any material adverse change to the business, financial condition, results of operations, assets or liabilities of Ashanti since 31 December 2002 (other than as publicly disclosed or announced by Ashanti prior to the date of the Transaction Agreement). A complete list of the conditions to the Merger is set out in Part V of this document. There is no guarantee that the conditions to the Merger will be fulfilled and that the Merger will be completed.
If the conditions to the Merger are not satisfied or, if permissible, waived on or before 31 May 2004 or such later date as may be agreed by Ashanti and AngloGold, Ashanti or AngloGold may terminate the Transaction Agreement in which case the Scheme will not become effective and the Merger will not be completed. Ashanti and AngloGold are not obliged to extend the period for the satisfaction or, if permissible, waiver of the conditions to the Merger beyond 31 May 2004.
Failure to implement the Merger could adversely affect Ashanti's share price and future business and operations
If the Merger does not become effective, Ashanti may be subject to material adverse consequences, including the following: the price of Ashanti Shares and/or Ashanti GDSs may decline; costs related to the Merger, such as legal, accounting and financial advisory fees, must be paid, even if the Merger is not completed; and, under certain circumstances, Ashanti may be required to pay a termination fee pursuant to the Transaction Agreement (the circumstances in which a termination fee may become payable are summarised in paragraph 10 of Part VII of this document).
In addition, if the Merger is not implemented or if Ashanti is unable to complete a rights issue as discussed below, Ashanti's business and operations may be adversely affected. This may mean, amongst other things, that Ashanti is not able to develop Obuasi Deeps, continue with the installation of the processing plant at Siguiri or fund further exploration opportunities and, in the absence of any other deliverable proposals, it may mean that Ashanti faces a serious liquidity crisis.
If AngloGold wrongfully terminates the Transaction Agreement, it will be obliged to pay Ashanti US$75 million as compensation for the damages Ashanti suffers as a result of the wrongful termination. Whilst Ashanti believes that this is a reasonable pre-estimate of loss, it is possible that Ashanti's actual loss could exceed this amount.
If the Merger is not completed and alternative forms of financing cannot be implemented, then there will be uncertainty as to whether the Ashanti Group will be able to continue as a going concern
Pursuant to its financial restructuring in 2002, Ashanti raised US$75 million through the issue to Lonmin of mandatory exchangeable notes, or MENs. Pursuant to the MENs Subscription Agreements and the Ashanti RCF, Ashanti was obliged to use its best efforts to complete a rights issue by 28 December 2003. Pursuant to the Transaction Agreement, the obligation of AngloGold to consummate the Merger is contingent on Ashanti not having commenced a rights issue. In light of this, Ashanti agreed with Lonmin, the Government and the RCF Banks that, if the Merger did not become effective by 28 December 2003 and the Transaction Agreement had not been terminated prior to that date, the period to effect the rights issue would be extended to 28 December 2004. The increased capital expenditure required for the Siguiri CIP project, together with the reduced cash inflows received by the Ashanti Group due to poorer operating performance in 2003 as compared to 2002 led to Ashanti seeking alternative forms of financing to fund its cash requirements until consummation of the Merger. In consequence certain arrangements were entered into with AngloGold, as referred to in paragraph 11 of Part III of this document. These arrangements, which are not conditional on the Merger completing, include a US$20m unsecured loan facility subordinated in certain circumstances to the Ashanti RCF, to be drawn in two equal tranches, with each tranche repayable on the earlier of the anniversary of the relevant advance date and 31 March 2005. If the Merger does not become effective or if there is a substantial delay in completing the Merger, Ashanti will need to proceed with a rights issue or review alternative forms of financing. If a rights issue is not completed by 28 December 2004, Ashanti will trigger an event of default under the Ashanti RCF and be obliged to repay immediately all outstanding amounts thereunder and Ashanti Capital, as the issuer of the MENs, will have to redeem the outstanding MENs at their US$75 million face value together with interest up to the date of redemption. If the Merger is not completed and alternative forms of financing cannot be implemented, there will be uncertainty as to whether the Ashanti Group will be able to continue as a going concern.
Ashanti's ability to accept a competing acquisition proposal may be adversely affected by the terms of the Government Support Deed
As a result of the Government's undertaking with AngloGold to vote against any competing acquisition proposal during the term of the Government Support Deed and, in certain circumstances, for a further period of six months after the date of termination of such Government Support Deed (but in any event no later than 31 July 2004), the ability of Ashanti to accept a competing acquisition proposal, whether before or after termination of the Transaction Agreement, until 31 July 2004, may be adversely affected.
(B)
RISKS RELATED TO THE IMPLEMENTATION OF THE SCHEME
Regulatory authorities in various jurisdictions may impose onerous conditions on their approval of the Merger, which may reduce the anticipated benefits of the Merger
Ashanti and AngloGold conduct operations in a number of jurisdictions where regulatory approvals may be required in connection with the Merger. Any of the regulatory authorities from which approvals have been requested may seek to make their approval subject to Ashanti's or AngloGold's compliance with onerous conditions. These conditions, if accepted by AngloGold, could have the effect of imposing significant additional costs on AngloGold Ashanti, of limiting AngloGold Ashanti's revenues, requiring divestitures of certain assets or imposing other operating restrictions upon the business of AngloGold Ashanti.
(C)
RISKS RELATED TO ANGLOGOLD ASHANTI SECURITIES
The market value of the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs to be issued in the Merger will be subject to fluctuations
You are being offered consideration pursuant to the Scheme that consists of a specified number of New AngloGold Ashanti Securities rather than a number of New AngloGold Ashanti Securities with a specified market value. Thus, the market value of New AngloGold Ashanti Securities received pursuant to the Scheme will fluctuate. Accordingly, the market value of New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs at the time you receive them may vary significantly from the market value of AngloGold Shares or AngloGold ADSs, respectively, on the date the announcement of the Merger was made or on the date of this document or the date that you vote on the Scheme. Ashanti does not have a right to terminate the Transaction Agreement if the market value of AngloGold Shares or AngloGold ADSs declines. The value of the consideration to be received by holders of fractional interests in Ashanti Securities will also fluctuate based on the market value of the AngloGold ADSs and the relative exchange rates of cedis, US dollars, ZARs and ZWDs. AngloGold and Ashanti urge holders of Ashanti Securities to obtain current market quotations for Ashanti Shares, Ashanti GDSs and Ashanti ZDRs and for AngloGold Shares or AngloGold ADSs and current relevant exchange rates for the cedi, US dollar, ZARs and ZWDs.

No market currently exists for AngloGold Ashanti GhDSs
The AngloGold Ashanti GhDSs will be a new security issued on the Effective Date. Accordingly, Ashanti Securityholders should be aware that a market for AngloGold Ashanti GhDSs does not exist at present and there can be no guarantee that such a market may develop or that the failure of such a market to develop may not have an adverse effect on the price at which AngloGold Ashanti GhDSs are traded.
The rights of holders of New AngloGold Ashanti ADSs or AngloGold Ashanti GhDSs to be issued in the Merger will not be the same as the rights of holders of AngloGold Shares to be issued in the Merger
The rights and terms of the New AngloGold Ashanti ADSs and the AngloGold Ashanti GhDSs are designed to replicate, to the extent reasonably practicable, the rights attendant to AngloGold Shares. However, because of the contractual terms of the deposit agreements under which the AngloGold ADSs and the AngloGold Ashanti GhDSs are issued, the rights of holders of AngloGold ADSs and AngloGold Ashanti GhDSs are not identical to, and, in some respects, are less favourable than, the rights of holders of AngloGold Shares. The differences in the rights of holders of AngloGold ADSs and AngloGold Ashanti GhDSs and those of holders of AngloGold Shares is similar to the difference in rights of holders of Ashanti GDSs and those of holders of Ashanti Shares. For more information regarding the characteristics of, and differences between, AngloGold Shares and Ashanti Shares and AngloGold ADSs and Ashanti GDSs, please refer to paragraphs 7 and 8 of Part VII of this document. For a summary of the terms of the AngloGold Ashanti GhDSs, please refer to paragraph 9 of Part VII of this document.
Sales of large amounts of AngloGold Ashanti Securities, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities
The market price of the AngloGold Ashanti Securities could fall if large amounts of AngloGold Securities or, following the Merger, AngloGold Ashanti Securities, are sold in the public market, or if there is the perception in the marketplace that such sales could occur. Current AngloGold securityholders may decide to sell AngloGold Shares or AngloGold ADSs at any time. In addition, current Ashanti Securityholders receiving New AngloGold Ashanti Shares, New AngloGold Ashanti ADSs or AngloGold Ashanti GhDSs in the Merger may not wish to hold AngloGold Ashanti Securities. Lonmin, which currently holds 27.4 per cent of Ashanti's issued share capital, will receive 10,440,000 AngloGold Ashanti Shares in the Merger. AngloGold has entered into a registration rights agreement with Lonmin pursuant to which Lonmin will be entitled to sell its AngloGold Ashanti Shares in the public market immediately following the Effective Date. The Government, which currently holds 16.8 per cent of Ashanti's issued share capital, will receive, in its capacity as an Ashanti Shareholder, 6,373,650 AngloGold Ashanti Shares in the Merger. In addition to these AngloGold Ashanti Shares, the Government will also receive 2,658,000 AngloGold Ashanti Shares upon the completion of the Merger under the terms of the Stability Agreement between the Government and AngloGold. The AngloGold Ashanti Shares that the Government will receive under the Stability Agreement and the AngloGold Ashanti Shares issued in the Merger to Lonmin and the Government will, in the aggregate, represent approximately 7.4 per cent of AngloGold Ashanti's total issued share capital upon the completion of the Merger. Sales, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for AngloGold Ashanti Securities, causing their market prices to decline.
Fluctuations in the exchange rate of different currencies may reduce the market value of AngloGold Ashanti Securities received in the Merger, as well as the market value of any dividends or distributions paid by AngloGold Ashanti
AngloGold has historically declared all dividends in South African rand. As a result, exchange rate movements may have affected and, following the completion of the Merger, may continue to affect respectively, the Australian dollar, the cedi, the British pound, the US dollar and the Zimbabwean dollar value of these dividends as well as that of any other distributions paid by any relevant depositary to investors that hold AngloGold Securities. This may reduce the value of AngloGold Ashanti Securities to investors. At the general meeting of AngloGold's shareholders held on 5 December 2002, AngloGold's shareholders passed a special resolution adopting a new Memorandum and Articles of Association, which, among other things, allows for dividends and distributions to be declared in any currency at the discretion of the AngloGold Board or

AngloGold shareholders at a general meeting. If and to the extent AngloGold Ashanti declares dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. Nevertheless, the Australian dollar, cedi, British pound and Zimbabwean dollar value of any dividend or distribution will continue to be affected and the South African rand value of any dividend or distribution will also be affected. If and to the extent dividends and distributions are declared in South African rand, exchange rate movements will continue to affect the Australian dollar, cedi, British pound, US dollar and Zimbabwean dollar value of these dividends and the Australian dollar, cedi, British pound, US dollar and Zimbabwean dollar market value of AngloGold Ashanti Securities will continue to fluctuate with exchange rate movements.
(D)
RISKS RELATED TO THE GOLD MINING INDUSTRY GENERALLY
The profitability of AngloGold's and Ashanti's operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold
The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold's or Ashanti's control, including:
-   speculative positions taken by investors or traders in gold;
-   changes in the demand for gold use in jewellery, for industrial uses and for investment;
-   changes in the supply of gold from production, disinvestment, scrap and hedging;
-   financial market expectations regarding the rate of inflation;
-   the strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;
-   changes in interest rates;
-   actual or expected gold sales by central banks;
-   gold sales by gold producers in forward transactions;
-   global or regional political or economic events; and
-   costs of gold production in major gold-producing nations, such as South Africa, the US and Australia.
The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above- ground stocks of the metal, in comparison to other commodities, these factors typically do not affect the price in the same manner or degree as the supply of and demand for other commodities tend to affect their market price.
The following table presents the annual high, low and average afternoon fixing prices over the past 10 years, expressed in US dollars, for gold per ounce, on the London Bullion Market:
Year
High
Low
Average
1994 396 370 384
1995 396 372 384
1996 415 367 388
1997 367 283 331
1998 314 273 287
1999 340 252 278
2000 317 262 279
2001 298 253 271
2002 347 278 310
2003 417 320 364
Source of Data: Metals Week, Reuters and London Bullion Market Association
On 27 February 2004, the afternoon fixing price of gold on the London Bullion Market was US$395.85 per ounce.

If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to curtail or suspend some or all of its capital projects and/or operations and change its past dividend payment policies. In addition, AngloGold Ashanti would have to assess the economic impact of low gold prices on its ability to recover any losses it may incur during that period and on its ability to maintain adequate cash and accounting reserves. However, AngloGold's current average total cash costs and total production costs are significantly below the prevailing gold price.
The use of hedging instruments to protect against low gold prices and exchange rate movements may prevent AngloGold Ashanti from realising all potential gains resulting from subsequent gold price increases in the future
Both AngloGold and Ashanti currently use hedging instruments to fix the selling price of a portion of their respective anticipated gold production and to protect revenues against unfavourable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will only do so for a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from realising the positive impact on income from any subsequent favourable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favourable exchange rate movements.
As at 31 December 2003, AngloGold's and Ashanti's hedge books had a net delta of 8.6 million and 5.9 million ounces, respectively. As at 31 December 2003, AngloGold's and Ashanti's hedge books had negative marked-to-market valuations of US$663.7 million and US$609.6 million, respectively, including in each case, AngloGold's and Ashanti's respective 50 per cent interests in the US$154.9 million negative marked-to-market value of the Geita hedge book.
If the negative marked-to-market value of the Geita hedgebook exceeds a specified level, AngloGold Ashanti will not be able to receive any cash from the Geita joint venture
The Geita joint venture also engages in hedging transactions with respect to production from the Geita mine. This hedging is carried out on a margin-free basis. However, if at any time the aggregate marked-to-market value of the Geita hedge book exceeds negative US$165.38 million, AngloGold Ashanti will be restricted from receiving cash from the joint venture until the negative marked-to-market value reduces below that threshold. The hedging arrangements also provide for events of default and termination that could result in early close- outs or a default of Geita's US$66.25 million project finance facility. The threshold of US$165.38 million will increase during the life of the Geita project finance facility as principal repayments under the facility are made and additional coverage becomes available under AngloGold Ashanti's political risk insurance.
Gold companies face many risks related to their operations (including their exploration and development activities) that may affect their cash flows and overall profitability
Uncertainty and cost of mineral exploration and acquisitions
Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:
- establish Ore Reserves through drilling and metallurgical and other testing techniques;
- determine metal content and metallurgical recovery processes to extract metal from the ore; and
- construct, renovate or expand mining and process facilities.
Once gold mineralisation is discovered it can take several years to determine whether Ore Reserves exist. During this time the economic feasibility of production may change.
AngloGold considers from time to time the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metal prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations. Other than historical operating results, all of these parameters may differ significantly from
AngloGold's estimates and assumptions. In addition, there is intense competition for attractive properties.
As a result of these uncertainties, the exploration programmes and acquisitions engaged in by AngloGold Ashanti following the Merger may not result in the expansion or replacement of the current production of AngloGold or Ashanti with new Ore Reserves or operations. This could adversely affect AngloGold Ashanti's ongoing business and financial position.
Development risks
AngloGold Ashanti's profitability will depend, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from the current estimates of AngloGold and Ashanti. The development of AngloGold Ashanti's mining projects following the Merger may be subject to unexpected problems and delays.
AngloGold's decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies derive estimates of expected or anticipated project economic returns. These estimates are based on assumptions about:
- future gold and other metal prices;
- anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
- anticipated recovery rates of gold and other metals from the ore;
- anticipated capital expenditure and cash operating costs; and
- the anticipated return on investment.
Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. These uncertainties include, in addition to those discussed immediately above:
- the timing and cost, which can be considerable, of the construction of mining and processing facilities;
- the availability and cost of skilled labour, power, water and transportation facilities;
- the availability and cost of appropriate smelting and refining arrangements;
- the need to obtain necessary environmental and other governmental permits, and the timing of those permits; and
- the availability of funds to finance construction and development activities.
The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Accordingly, AngloGold Ashanti's future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.
Ore Reserve estimation risks
The Ore Reserves reported by AngloGold and Ashanti are the best estimates of AngloGold's and Ashanti's current management as at the dates stated and are reported in accordance with the requirements of the SEC's Industry Guide 7. In Australia and South Africa, AngloGold is legally required to publicly report Ore Reserves and Mineral Resources in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC Code") and the South African Code for Reporting of Mineral Resources and Ore Reserves ("SAMREC Code"). Ashanti reports its Mineral Resources and Ore Reserves in accordance with the JORC Code and presents its Mineral Resources and Ore Reserves in compliance with the UKLA Listing Rules.

Both AngloGold and Ashanti undertake annual revisions to their respective Mineral Resource and Ore Reserve estimates based upon actual exploration and production results, depletion, new information and fluctuations in production and economic parameters. These factors may result in reductions in its Ore Reserve estimates, which could adversely impact upon the life of mine plans and consequently the total value of AngloGold Ashanti's mining asset base and, as a result, have a negative impact upon the market price of AngloGold Ashanti Securities.
Mining industry risks
Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business. These events include, but are not limited to:
- environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
- industrial accidents;
- underground fires;
- labour disputes;
- unexpected geological formations;
- unanticipated ground and water conditions;
- fall of ground accidents;
- failure of mining pit slopes and tailings dam walls;
- legal and regulatory restrictions and changes to such restrictions;
- seismic activity; and
- other natural phenomena such as floods or inclement weather conditions.
The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage and potential legal liabilities. As a result, AngloGold Ashanti's operations could be affected and, if such effects were material, its financial position could be adversely impacted to a significant extent.
Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, AngloGold uses sophisticated seismic and rock mechanics technologies. AngloGold has had some success with these technologies in identifying the possible location of future seismic activity and in the development of mine layouts, support layouts and technologies and mining methods to ameliorate seismic risk. Despite these programmes and their success to date, seismic events have in the past and may in the future cause employee injury and death and may cause substantial damage to AngloGold Ashanti's operations both within South Africa and elsewhere, which could have an adverse impact on the future results of AngloGold Ashanti's operations and, consequently, its financial condition.
Gold mining operations are subject to extensive health and safety laws and regulations
Gold mining operations are subject to a variety of mine health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees.
In complying with the mine health and safety laws and regulations to which AngloGold's operations are subject, AngloGold has dedicated resources in an attempt to achieve and to ensure the application of international best practice in the management of health across its operations, including medical surveillance systems. These systems and policies have resulted in improvements in its safety performance. AngloGold intends to implement such systems and policies, where required, across Ashanti's operations since the countries in which Ashanti operates do not currently have fully developed systems of health and safety laws and regulations.
If these laws and regulations were to change and, if as a result, material additional expenditure was required to comply with such new laws and regulations, it could adversely affect AngloGold Ashanti's financial position.

Gold mining companies are subject to extensive environmental laws and regulations
Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers' ability to conduct their operations. The cost of AngloGold's compliance with environmental laws and regulations has been significant in the past.
Pursuant to environmental laws and regulations, gold mining companies are also obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. AngloGold currently expenses rehabilitation costs as incurred and provides for the anticipated costs of compliance on a unit of production basis over the operating life of the mine. Other environmental liabilities are accrued when they are known, probable and can be reasonably estimated. AngloGold Ashanti intends to continue to follow this policy following the Merger. AngloGold also intends to introduce its environmental controls and procedures, where required, across Ashanti's operations in order to align Ashanti's environmental controls and procedures with its own.
Environmental laws and regulations are continually changing and are generally becoming more restrictive. Moreover, the countries in which Ashanti operates do not currently have fully developed systems of environmental regulation. If AngloGold Ashanti's environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations following the Merger, AngloGold Ashanti's expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect its results of operations and financial position. For a discussion of the estimated cost of the future environmental rehabilitation obligations with respect thereto, see Note 26 "Provisions for environmental rehabilitation obligations" of the audited financial statements of AngloGold included in Part V of the Listing Particulars. Additionally, for a discussion of the effects of the MPRDA with respect to the additional responsibilities imposed on mining companies in South Africa in respect of the environment and rehabilitation, see "Changes to mineral rights ownership regimes in South Africa, where a significant portion of AngloGold's mineral reserves and deposits are located, could have a material impact on AngloGold Ashanti's financial position" below.
(E)
RISKS RELATED TO ANGLOGOLD ASHANTI'S OPERATIONS
AngloGold faces and, following the Merger, AngloGold Ashanti will continue to face, many risks related to its operations that may affect its cash flows and overall profitability
If the development of the deep-level ore deposits at the Obuasi mine is not economically feasible, there may be a material negative impact on AngloGold Ashanti's operations and financial performance in the long term
A key aspect of the rationale for the Merger is the development of the deep-level ore deposits at the Obuasi mine, which ore deposits are currently referred to as Obuasi Deeps. This development could potentially extend the life of this mine to well beyond 2040. In furtherance of this goal, AngloGold plans to invest approximately US$44 million over the next five years on further exploration and necessary feasibility studies. Depending upon these results, the full development of Obuasi Deeps may proceed towards the end of this five year period, but could take several years to complete. Initial scoping studies have indicated that the development of Obuasi Deeps will require an estimated capital expenditure of US$570 million in real terms over the anticipated life of the mine.
In the event that, as a result of this further exploration and upon the completion of these feasibility studies, AngloGold determines that the development of Obuasi Deeps is not economically feasible, such determination may have a material negative impact on AngloGold Ashanti's operations and financial performance in the long-term. The funding of the development of Obuasi Deeps will only proceed if it is determined to be economically feasible.

In addition, if the feasibility study indicates that the development of Obuasi Deeps is economically feasible, the actual economic returns and the actual costs of development may differ significantly from the assumptions and estimates used in preliminary scoping studies completed to date as well as in the feasibility studies completed following further exploration. This could have a negative impact on AngloGold's return on its investment in Obuasi Deeps and, as a result, AngloGold's long term profitability following the Merger.
Benefits from integration of Ashanti's operations with AngloGold's may not be achieved to the extent or within the time period that is currently anticipated, and AngloGold Ashanti may encounter costs and difficulties in integrating their operations, which would reduce or delay the realisation of increased revenues, cost savings and operational benefits
Following the Merger, AngloGold intends to integrate its operations with those of Ashanti. Its goal in integrating these operations is to increase revenues and earnings and achieve cost savings through enhanced growth opportunities and synergies. AngloGold may encounter unanticipated costs and difficulties integrating its operations with Ashanti's operations and fail to achieve the cost savings, synergies and enhanced growth opportunities that it expects. AngloGold expects to incur costs, for example, in the introduction of its environmental and health and safety controls and procedures at Ashanti's mining operations to align these with its own. Other possible costs include the need to implement, integrate and harmonise various business-specific operating procedures and systems, as well as company-wide financial, accounting, information and other systems. These costs may be higher than AngloGold currently anticipates.
In addition, the need to deal with integration issues could also divert management's attention from day-to-day business.
Foreign exchange fluctuations could have a material impact on AngloGold Ashanti's operating results and financial position following the Merger
Since June 2002, the weakening of the US dollar against the South African rand, and, to a lesser extent, the Brazilian real, the Argentinean peso and the Australian dollar has negatively impacted AngloGold's profitability. Conversely, in certain prior years, the devaluation of these local currencies against the US dollar has had a significant positive effect on the profitability of its operations. Typically, revenues are derived in US dollars and production costs are largely incurred in the relevant local currency. In 2003 and 2002, AngloGold derived approximately 77 and 73 per cent, respectively, of its gold income from these countries and approximately 79 and 74 per cent, respectively, of production costs in these local currencies. In 2003, the weakening of the US dollar against these local currencies accounted for nearly US$47 per ounce, or 69 per cent of the total increase in total cash costs compared to a decrease in 2002 of US$24 per ounce. In addition, production costs in South African rand, Brazilian reals, Argentinean pesos and Australian dollars were only modestly offset by the effect of exchange rate movements on the price of imports denominated in US dollars as imported products comprise a small proportion of production costs in each of these countries. AngloGold's and Ashanti's product, gold, is principally a US dollar-priced commodity, and most of AngloGold's and Ashanti's revenues are realised in US dollars. The weakening of the US dollar, without a corresponding increase in the US dollar price of gold, against these local currencies results in lower revenues and higher production costs in US dollar terms. Conversely, the strengthening of the US dollar, without a corresponding decrease in the US dollar price of gold, against these local currencies yields higher revenues and lower production costs in US dollar terms. If material, these exchange rate movements may have an adverse impact on AngloGold Ashanti's operating results following the Merger. For example, due to the strengthening of the South African rand against the US dollar, production costs at AngloGold's South African operations increased in US dollar terms during the second half of 2002 compared to the first half. This trend continued in 2003 due to the continued weakening of the US dollar relative to currencies in many of the countries in which AngloGold operates. These impacts have been partially offset in 2003 by the increase in the US dollar price of gold, which increase has been partially a function of US dollar weakness.
To a lesser extent, mainly as a result of its hedging instruments, a small proportion of AngloGold's revenues are denominated in South African rand and Australian dollars, which may partially offset the effect of the US dollar's strength or weakness on AngloGold's profitability. This benefit may, however, be diluted in AngloGold Ashanti as a greater proportion of Ashanti's revenues and costs are US dollar denominated.
In addition, due to its global operations and local foreign exchange regulations, some of AngloGold's funds are held in local currencies, such as the South African rand and Australian dollar. The US dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may affect the overall financial position of AngloGold Ashanti.

Inflation may have a negative impact on the results of operations of AngloGold Ashanti
Most of AngloGold's and Ashanti's operations are located in countries that have historically experienced high rates of inflation. AngloGold's and Ashanti's operations have not been materially adversely affected by inflation in recent years. However, because AngloGold and Ashanti are unable to control the market price at which they sell the gold they produce (except to the extent that they enter into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which AngloGold Ashanti operates, resulting in an increase in operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the US dollar or an increase in the US dollar price of gold, could have a material adverse effect upon AngloGold Ashanti's results of operations and financial condition.
While none of the specific operations of AngloGold or Ashanti are currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalised at higher cost mines.
Changes to mineral rights ownership regimes in South Africa, where a significant portion of AngloGold's mineral reserves and deposits are located, could have a material impact on AngloGold Ashanti's financial position
AngloGold's and Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of AngloGold's mineral reserves and deposits are located in South Africa.
In October 2002, the President of South Africa assented to the MPRDA, which was passed by Parliament in June 2002. It will take effect on a date to be proclaimed by the President, which is expected to be during 2004. Until then the existing regulatory regime for mineral rights will remain in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorisation from South Africa. AngloGold owns substantially all the mineral rights for which it holds mining authorisations.
The MPRDA vests custodianship of South Africa's mineral rights in the State, which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to convert their current rights into new rights.
Where AngloGold or, following the Merger, AngloGold Ashanti, holds mineral rights and mining authorisations and is conducting mining operations on the date on which the MPRDA comes into effect, it will be able within five years from the date of effectiveness of the MPRDA to submit the old rights and authorisations for conversion to new mining rights. AngloGold or, following the Merger, AngloGold Ashanti, will need to submit a mining work programme and thereby substantiate the area and period of the new rights, and also to comply with the requirements of the Charter as described below. A similar procedure applies where it holds prospecting rights and a prospecting permit and is conducting prospecting operations, but AngloGold or, following the Merger, AngloGold Ashanti, must apply for conversion to new prospecting rights within two years from the date of effectiveness of the MPRDA for which purpose a prospecting work programme must be submitted. Where AngloGold holds unused rights, however, AngloGold or, following the Merger, AngloGold Ashanti will have one year to apply for new prospecting rights or mining rights, the requirements in regard to which are more stringent than for conversion, requiring, for example, non-concentration of resources, fair competition, non-exclusionary effects, and proof of financial and technical ability.
Even where new rights are obtained under the MPRDA, these rights will not be equivalent to the existing rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work programme submitted by an applicant does not substantiate the need to retain the area covered by the old rights. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. The MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition, and non-exclusion of others. In addition, the new rights will only be transferable subject to the approval of the Minister of Minerals and Energy. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter.

The new rights can be suspended or cancelled by the Minister of Minerals and Energy on breach or, in the case of a mining right, on non-optimal mining in accordance with the mining work programme.
The new rights will be subject to a State royalty calculated on gross revenue as proposed in the draft Mineral and Petroleum Royalty Bill, 2003, which was released in March 2003 for comment, and which proposes a royalty payment of three per cent of gross revenue per annum, payable quarterly, in the case of gold. As proposed, royalty payments will commence upon the conversion and granting of a new mining right. AngloGold and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit based, rather than a revenue based, royalty, and in order not to delay the conversion of mineral rights from old to new order mining rights, that the proposed royalty should only become payable from a fixed date being five years after the MPRDA takes effect, which date is the final date for the conversion of old order to new order mining rights under the MPRDA. In addition, a reduction in the royalty rate from that proposed in the draft Mineral and Petroleum Royalty Bill has been proposed. On 18 February 2004, in the Budget Speech for the 2004 fiscal year, the South African Minister of Finance proposed several refinements to the draft Mineral and Petroleum Royalty Bill. These include a delay in the introduction of the royalty to five years after the introduction of the MPRDA and confirmation of the South African government's preference for a revenue based royalty. It was further indicated that the royalty regime would take cognizance of the mining sectors' diverse production and profitability dynamics with differential rates to apply to marginal mining operations. Upon the introduction of the proposed royalty, it will have an adverse impact upon AngloGold's profitability as currently no royalty is payable.
The MPRDA calls for a Charter to be developed by the Minister of Minerals and Energy within six months of commencement of the Act, the content of which has largely been agreed with mining industry representatives (including AngloGold), and with representatives of other stakeholders. The Charter's stated objectives include the:
-   expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
-   expansion of the skills base of such persons;
-   promotion of employment and advancement of the social and economic welfare of mining communities;
and
-   promotion of beneficiation, or the crushing and separation of ore into valuable substances or waste within
South Africa.
The Charter requires that each mining company achieve 15 per cent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 per cent ownership within ten years. It contemplates that this will be achieved by, amongst other things, disposals of assets by mining companies to historically disadvantaged persons on a willing seller - willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 per cent participation by historically disadvantaged persons in management and 10 per cent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the South African government in February 2003.
AngloGold fully supports the principle that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country's history in a manner that promotes economic development and growth. AngloGold has made progress in adjusting the ownership structure of its South African mining assets and the composition of its management consistent with the Charter's spirit. It believes that it is well placed to meet the Charter's targets in accordance with the scorecard.
AngloGold has completed a number of asset sales to companies owned by historically disadvantaged persons in the past four years, which meet the requirements of the Charter and the scorecard. According to AngloGold's estimates based on operating data for the twelve months ended 30 September 2003, these transactions transfer 22.4 per cent of its attributable units of production in South Africa to historically disadvantaged persons. However, AngloGold would expect the State to conduct its own assessment of these transfers when it submits its conversions or applications for acquisition of new rights to replace its existing rights. In addition, it is continuing to evaluate alternative ways in which to achieve the objectives of the Charter through, for example, forms of broad-based equity ownership by historically disadvantaged entities, groups or individuals, including employee share ownership and empowerment unit trusts.

AngloGold believes that it has made significant progress towards meeting the requirements of the Charter and the scorecard in human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. It will also reflect these results when it lodges its conversions or applications for acquisition of new rights to replace its existing rights. Its performance under the criteria set by the Charter and the scorecard will be assessed by the State upon the occurrence of such lodgements or applications. Details of the State's methodology for calculating performance in regard to beneficiation have, however, not yet been made public. Failure on the part of AngloGold to comply with the requirements of the Charter and the scorecard could subject AngloGold Ashanti to negative consequences.
AngloGold or, following the Merger, AngloGold Ashanti, may also incur expenses in giving additional effect to the Charter and the scorecard, including costs which it may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons as part of the industry-wide commitment to assist such persons in securing ZAR100 billion of financing during the first five years of the Charter's life. There is furthermore no guarantee that any steps AngloGold Ashanti might take to comply with the Charter would ensure that it could successfully acquire new mining rights in place of its existing rights. In addition, the terms of such new rights may not be as favourable to AngloGold or, following the Merger, AngloGold Ashanti, as the terms applicable to its existing rights. Based on present indications, however, AngloGold believes that it should be able to successfully acquire new rights on reasonable terms.
The MPRDA also imposes on mining companies additional responsibilities relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold has a policy of evaluating, minimising and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, has undertaken a review of the environmental costs and liabilities associated with its South African operations in light of the new, as well as the existing, environmental requirements. While this examination could result in an increase in AngloGold Ashanti's compliance costs and accruals for environmental remediation following the Merger, it is not certain at this stage whether these costs or liabilities will have a material adverse effect on AngloGold Ashanti's financial condition or results of operations.
A majority of AngloGold Ashanti's mineral reserves and deposits and mining operations will be located in countries that face political and economic risks
The mineral deposits and mining operations of AngloGold and Ashanti are located mainly in African and, to a lesser extent, South American countries. Countries in these regions, to a greater or lesser extent, have experienced political instability and economic uncertainty in the past. More recently, certain of the countries in which AngloGold and Ashanti operate, in particular South Africa and Ghana, have achieved greater political and economic stability. Nevertheless, in some of the countries where AngloGold and Ashanti operate, in particular in Zimbabwe, where Ashanti operates, government policy may be unpredictable, and the institutions of government and market economy may be unstable and subject to rapid and unpredictable change.
Any existing and new mining operations and projects carried out by AngloGold or Ashanti, or, following the Merger, by AngloGold Ashanti, in these countries are and will be subject to various national and local laws, policies and regulations governing the prospecting, developing and mining of mineral reserves, taxation, exchange controls, investment approvals, employee relations and other matters. If, in one or more of these countries, AngloGold Ashanti could not obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal or fiscal regimes or the governing political authorities change materially, its financial position could be adversely affected.
In South Africa, on 18 February 2004, in the Budget Speech for the 2004 fiscal year, the Minister of Finance announced that due to the new regulatory system for the mining rights in terms of the MPRDA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty Bill, it has become imperative to holistically reassess the current fiscal regime as applicable to the mining and petroleum industries in South Africa, including tax depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from Secondary Tax on Companies in terms of South Africa's income tax regime. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from Secondary Tax on Companies for gold mines despite the existence of profit. The impact of these proposed reviews is unknown at this stage and any material adverse change arising therefrom could have an adverse impact upon the financial position of AngloGold Ashanti.

In certain circumstances, AngloGold is, and, following the Merger, AngloGold Ashanti will be, required to seek the consent of regulators and other governmental authorities before it can undertake significant transactions, such as dispositions of assets. It may not be able to obtain these consents expeditiously or at all.
Labour disruptions in South Africa and other countries could have an adverse effect on the operating results and financial condition of AngloGold Ashanti
As at 31 December 2003, approximately 87 per cent (2002: 88 per cent) of AngloGold's workforce was located in South Africa. More than 75 per cent of the workforce on AngloGold's South African operations is unionised, with the National Union of Mineworkers ("NUM") representing the majority of unionised workers. AngloGold employees in some South American countries are also highly unionised. In the past, trade unions have had a significant impact on AngloGold's collective bargaining process, as well as on social and political reforms, most notably in South Africa. In 1987, the NUM embarked on a three-week industry-wide strike in support of a wage demand. Since then AngloGold has not experienced any work stoppages due to wage negotiations. It has become practice to negotiate wages and conditions of employment with the unions every two years, through the Chamber of Mines of South Africa. The most recent settlement negotiation was completed in July 2003, when the parties reached an agreement covering the period from 1 July 2003 to 30 June 2005. Furthermore, AngloGold has instituted a number of processes at both mine and at company level, whereby management and unions interact regularly and address areas of difference as they arise.
Ashanti and its mining contractors also rely to a large degree on a unionised workforce. In 1999, Ashanti experienced strikes at the Obuasi mine in Ghana, and in 2000 at the Freda-Rebecca mine in Zimbabwe, and there is a risk that strikes or other types of conflict with unions or employees may occur in the future.
It is uncertain whether labour disruptions will be used to advocate labour, political or social causes in the future. Should any labour disruptions occur, if material, they could have an adverse effect on AngloGold Ashanti's results of operations and financial condition.
AngloGold and Ashanti face certain risks in dealing with HIV/AIDS which may have an adverse effect on AngloGold Ashanti's operations
AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) remain the major health care challenges faced by AngloGold's South African operations. A significant portion, approximately 30 per cent, of its South African workforce is believed to be infected with the HIV virus. The exact extent to which Ashanti's workforce is infected is not known. Recently, however, certain members of Ashanti's workforce at the Freda- Rebecca mine agreed to undergo voluntary testing for HIV. Of the persons who participated in this voluntary test, 29 per cent tested positive for HIV.
AngloGold is continuing to develop and implement various programmes aimed at helping those who have been infected with HIV and preventing new infections. On 14 November 2002, AngloGold announced that it had begun implementing a monitored pilot anti-retroviral therapy programme for volunteer employees in South Africa who are infected with HIV. The pilot programme involved offering a triple combination drug regimen, known as a drug cocktail, to 200 Wellness Clinic patients that met the medical eligibility criteria for starting treatment. From April 2003, AngloGold commenced a roll out of the treatment to all eligible employees desiring it.
At this stage, the drug cocktail alone costs approximately US$70 per participating employee per month. It is not yet possible to develop an accurate cost estimate of the programme in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation. Based on its estimates, AngloGold believes that the cost of managing and treating the impact of the HIV/AIDS epidemic would be significantly lower than the cost of ignoring it and failing to take measures to manage and treat it.
AngloGold does not expect the cost that AngloGold Ashanti will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect its operations and profitability. Nevertheless, it is not possible to determine with certainty the costs that AngloGold Ashanti may incur in the future in addressing this issue, and consequently, AngloGold Ashanti's operations and profitability could be adversely affected.

Ashanti's power supplies are unreliable and have on occasion forced Ashanti to halt or curtail activities at its mines. Power fluctuations and power cost increases may have a negative impact on AngloGold Ashanti's profitability following the Merger
Substantial portions of Ashanti's mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority, or VRA, an entity controlled by the Government of Ghana, although Ashanti also has and, following the Merger, AngloGold Ashanti will have access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA's principal electricity generating facility is the Akosombo Dam and, during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998. In addition, this electricity supply has been subject to voltage fluctuations, which can damage equipment. Other than short-term stand-by generators, which are not sufficient to allow Ashanti or, following the Merger, AngloGold Ashanti, to continue mining operations, there are no means of obtaining alternative power in the event of a supply shortage from the VRA. The VRA also obtains power from neighbouring Cote d'Ivoire, which has recently experienced some political instability and civil unrest. These factors may cause interruptions in power supply or result in increases in the cost of power even if they do not interrupt supply. Ashanti's original agreement with the VRA expired in May 2003 and negotiations with the VRA have been concluded resulting in an increase of 11 per cent in the applicable tariff upon renewal of that agreement.
Ashanti's mining operations in Guinea and Tanzania and AngloGold's mining operations in Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. Ashanti's power supply has been disrupted in the past and Ashanti has suffered resulting production losses as a result of equipment failure.
The occurrence of events for which AngloGold Ashanti is not insured, or for which its insurance is inadequate, may affect its cash flows and overall profitability
AngloGold Ashanti will maintain insurance to protect only against catastrophic events which could have a significant adverse impact on its operations and profitability. This insurance will be maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold Ashanti's insurance will not cover all potential risks associated with AngloGold Ashanti's business. In addition, AngloGold Ashanti may elect not to have insurance for certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums. AngloGold has a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by AngloGold and, upon the implementation of the Merger, will participate at various levels in certain of the insurances maintained by AngloGold Ashanti. The occurrence of events for which AngloGold Ashanti is not insured may adversely affect its cash flows and overall profitability.
If currently pending securities litigation in the US is resolved against Ashanti, AngloGold Ashanti's business may be harmed if Ashanti is required to pay substantial sums in damages
Ashanti is currently subject to litigation, including a consolidated class action lawsuit pending in the US alleging misstatements and non-disclosures in connection with SEC filings and other public statements made in 1999 concerning Ashanti's hedging programme. The damages sought by the plaintiffs have not yet been specified, as is common practice in US litigation at the current stage of the proceedings. The outcome of this litigation may not be known for some time. These matters may adversely affect AngloGold Ashanti's business and financial condition following the Merger if Ashanti is required to pay substantial amounts in respect thereof.

PART II - JOINT LETTER FROM THE CHAIRMEN OF ASHANTI AND ANGLOGOLD
To all Ashanti Securityholders
3 March 2004
Dear Ashanti Securityholder
RECOMMENDED MERGER OF ASHANTI WITH ANGLOGOLD
On 4 August 2003, Ashanti and AngloGold announced that they had agreed the terms of a recommended merger (the "Merger"). We are now able to provide you with the documents that set out the terms of the Merger and provide information about the resulting combined company, to be named AngloGold Ashanti Limited. These documents also advise you of the steps that you, as an Ashanti Securityholder, need to take in order to exercise your vote as part of the process to implement the Merger.
The Merger represents a very important stage in the continuing lives of both of these companies. In putting together the mineral and productive assets, people and financial capabilities of Ashanti and AngloGold, the transaction creates a world class combination, with a spread of long-life, high-margin operations and reserves around the world - a growth-focused, leading global gold producer.
In particular, the Merger will allow the management of the new company to unlock the significant potential of the Obuasi mine by recapitalising the current operations and by beginning the long process required to develop the operation's deep-level orebody. Details of the benefits of the Merger are set out in paragraph 4 of Part III of this document.
The Merger has the unanimous* support and recommendation of the boards of both Ashanti and AngloGold. It is our firm conviction that this is a very positive development for AngloGold and Ashanti securityholders, the Governments and people of both Ghana and South Africa, the employees of both companies and their communities. You should consider carefully the documents presented to you and the proposition they describe. We would urge you to support the Merger and vote in favour of the resolutions to be proposed at the Scheme Meeting and Extraordinary General Meeting and look forward to welcoming you as a securityholder in AngloGold Ashanti.
Yours sincerely,
Michael Beckett
Russell Edey
Chairman
Chairman
Ashanti Goldfields Company Limited
AngloGold Limited
*Chester Crocker, Lynda Chalker and Edward Haslam, being Directors of Ashanti, have not taken part in the deliberations of the Ashanti Board relating to the recommendation of the Merger. Chester Crocker and Lynda Chalker did not participate because they or companies in which they have an interest have entered into commercial contracts with AngloGold, its subsidiaries or its major shareholder, AA plc. Edward Haslam did not participate because he is an executive director of Ashanti's largest shareholder, Lonmin, which has given an undertaking to AngloGold to support the Merger.

PART III: LETTER FROM THE CHAIRMAN OF ASHANTI
Directors:
M. E. Beckett* (Chairman)
T. E. Anin*
M. Botsio-Phillips (General Counsel)
The Rt. Hon. The Baroness Chalker of Wallasey PC*
Dr C. A. Crocker*
T. R. Gibian*
G. E. Haslam*
S. E. Jonah (Chief Executive Officer)
Dr M. P. Martineau*
N. J. Morrell*
S. Venkatakrishnan (Chief Financial Officer)
*Non-Executive directors
To all Ashanti Securityholders
Dear Ashanti Securityholder
RECOMMENDED MERGER OF ASHANTI WITH ANGLOGOLD
1.
INTRODUCTION
On 4 August 2003, Ashanti and AngloGold announced that they had agreed the terms of a recommended merger of the two companies to be effected by way of a Ghanaian scheme of arrangement under section 231 of the Companies Code. Once the Merger becomes effective, the Combined Group will be known as AngloGold Ashanti Limited. The major shareholders of Ashanti, Lonmin and the Government, who together own 44.2 per cent of Ashanti's issued ordinary share capital, have each agreed to support the Merger.
Based on the closing market price of AngloGold ADSs on the NYSE on 27 February 2004, being the last practicable trading day prior to the publication of this document, of US$42.95, the Merger values each Ashanti Share (and each Ashanti GDS) at US$12.46 and, on a fully diluted basis, amounts to an aggregate consideration for Ashanti's ordinary share capital of US$1.7 billion. On completion of the Merger (and assuming the issue of 2,658,000 New AngloGold Ashanti Shares to the Government in accordance with the Stability Agreement) and based on the current issued ordinary share capital of each company, holders of AngloGold Securities will own approximately 84.6 per cent and Ashanti Securityholders will own approximately 15.4 per cent of the Combined Group.
I am writing to you on behalf of the Ashanti Board in order to explain the background to and reasons for and anticipated benefits of the Merger and the terms of the Merger and also to seek your approval for the Merger and explain the actions you should now take. In addition to this letter, you should read this entire document, which contains further information on the Merger, and the accompanying AngloGold Ashanti Information Memorandum, which contains additional information on Ashanti, AngloGold and the Combined Group.

Registered Office
and Head Office:
Gold House
Patrice Lumumba Road
Roman Ridge
PO Box 2665
Accra, Ghana
Secretary:
E. Abankroh
3 March 2004

2.
TERMS AND STRUCTURE OF THE MERGER
Under the terms of the Merger, it is proposed that the entire issued ordinary share capital of Ashanti will be acquired by AngloGold. Under the Merger, Ashanti Securityholders will be entitled to elect to receive:
For every Ashanti Share
0.29 New AngloGold Ashanti Shares,
0.29 New AngloGold Ashanti ADSs or,
for Ghanaian residents only, 29 AngloGold Ashanti GhDSs
and so on in proportion for any other number of Ashanti Shares held, except that no fractional interest in New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs will be issued and relevant Ashanti Securityholders will instead receive a cash payment in respect of fractional entitlements. Ashanti Shareholders resident in Ghana will, unless they elect otherwise, receive AngloGold Ashanti GhDSs, 100 of which will represent one New AngloGold Ashanti Share, in exchange for their Ashanti Shares on the basis of 29 AngloGold Ashanti GhDSs for every Ashanti Share. Further details of the terms and structure of the Merger are set out in paragraph 2 of Part IV of this document.
The completion of the Merger is subject to a number of conditions including the approval of the Scheme at the Scheme Meeting and the approval of the special resolution proposed at the Extraordinary General Meeting by the requisite majority of Ashanti Shareholders, the confirmation of the Scheme by the High Court, receipt of certain regulatory approvals and third party consents and the absence of any material adverse change to the business, financial condition, results of operations, assets or liabilities of Ashanti. The Merger is also conditional upon the High Court not amending or modifying the terms or conditions of the Scheme in a manner detrimental to AngloGold without the prior written consent of AngloGold. The conditions are set out in full in Part V of this document. Ashanti and AngloGold anticipate that the Merger will be completed during April 2004.
AngloGold has agreed to convene a general meeting of its shareholders to consider a special resolution to change its name to AngloGold Ashanti Limited as of the Effective Date. This special resolution will need to be passed at a general meeting of AngloGold at which shareholders holding in aggregate not less than one-fourth of the total votes of all of the shareholders entitled to vote thereat are present in person or by proxy, and the resolution will need to be approved, on a show of hands, by no less than three-fourths of the AngloGold shareholders entitled to vote on a show of hands at the meeting who are present in person or by proxy or, where a poll has been demanded, by no less than three-fourths of the total votes to which AngloGold shareholders present in person or by proxy are entitled. The board of directors of AngloGold has recommended that AngloGold shareholders vote in favour of this special resolution. AngloGold has received an undertaking from its largest shareholder, Anglo American plc, which currently holds approximately 55.6 per cent of AngloGold's issued share capital, to vote its shares in favour of this special resolution.
Ashanti and AngloGold entered into a Transaction Agreement on 4 August 2003 whereby they agreed to implement the Merger. Further details of the Transaction Agreement are contained in paragraph 10 of Part VII of this document.
3.
BACKGROUND TO AND REASONS FOR THE MERGER
Ashanti has stated its intention to participate in the ongoing consolidation in the gold mining industry from a position of strength and has, in line with industry practice, maintained regular contact with other industry participants on matters of mutual interest. In certain instances, this contact led to preliminary discussions regarding the potential for a corporate transaction involving Ashanti. However, Ashanti's ability to negotiate from a position of strength was restricted by the financial restructuring process originally triggered by a liquidity crisis in late 1999 following a sharp rise in the price of gold.
Following the successful completion of the financial restructuring in 2002, Ashanti conducted an internal review of the strategic alternatives available to it. In this regard, Ashanti considered asset and corporate acquisitions, the sale or joint venture of selected Ashanti assets and the merger of Ashanti with a suitable partner as viable options. The exploration of potential continuity of mineralisation below the current lowest level of infrastructure at Obuasi (known as the Obuasi Deeps Project) was considered to be one of Ashanti's principal joint venture opportunities.

Ashanti concluded that its growth projects, including Obuasi Deeps, would be most effectively exploited as part of a larger group with immediate access to the necessary technical skills (including technical expertise in ore reserve management, mine planning, refrigeration, ventilation and rock mechanics, as well as the necessary proven skills in the development of large scale underground mining projects) and significantly greater financial resources. Furthermore, it was concluded that a merger with a suitable partner could secure additional investment in Ashanti's existing asset base, necessary to improve its cost competitiveness.
A number of indications of interest from other parties with regard to a merger were received following the financial restructuring. AngloGold and Ashanti commenced confidential discussions with a view to AngloGold becoming a partner in respect of Obuasi Deeps. These discussions arose as a function of AngloGold's strong track record in the development and operation of deep level gold mining projects across the globe, its relatively strong financial capacity and as a result of the excellent working relationship the two companies had developed as joint venture partners at Geita. These discussions were broadened to contemplate a merger proposal by late 2002 and, in connection with such a proposal, Ashanti provided AngloGold with information about its business and operations.
On 16 May 2003, AngloGold and Ashanti confirmed that they were in discussions regarding a proposed merger of the two companies and on 4 August 2003 the companies announced that they had agreed the terms of a recommended merger at an exchange ratio of 0.26 New AngloGold Ashanti Shares, 0.26 New AngloGold Ashanti ADSs or, for Ghanaian residents only, 26 AngloGold Ashanti GhDSs, for every Ashanti Share or Ashanti GDS, and that they had entered into the Transaction Agreement. On the same date, AngloGold entered into the Lonmin Support Deed, pursuant to which Lonmin agreed, amongst other things, to vote its Ashanti Shares in favour of the Merger. A more detailed description of the Lonmin Support Deed is set out in paragraph 11 of Part VII of this document.
Following the announcement of these agreements, Ashanti received a merger proposal from Randgold. After further discussions with AngloGold and detailed, careful consideration of the Randgold proposal, and following the increase by AngloGold in the offer consideration to 0.29 New AngloGold Ashanti Shares, 0.29 New AngloGold Ashanti ADSs or, for Ghanaian residents only, 29 AngloGold Ashanti GhDSs, for every Ashanti Share or Ashanti GDS, the Ashanti Board announced on 14 October 2003 that it was recommending the improved final merger offer from AngloGold.
Following receipt of a revised proposal from Randgold on 24 October 2003, the Ashanti Board announced on 27 October 2003 that it had unanimously resolved to continue to recommend AngloGold's improved final merger offer.
On 28 October 2003, the Government announced its support for the Merger as well as the principal terms of a stability undertaking which the Government intended to enter into with AngloGold. On 12 December 2003, AngloGold and the Government entered into the Government Support Deed, pursuant to which the Government agreed, amongst other things, to vote its Ashanti Shares in favour of the Merger. The terms of the Stability Agreement were approved by Parliament on 18 February 2004. The Stability Agreement has been executed by AngloGold and the Government. A more detailed description of the Government Support Deed and the Stability Agreement is set out in paragraph 11 of Part VII of this document.
4.
BENEFITS OF THE MERGER
The directors of AngloGold and the Ashanti Board believe that the Merger will allow the holders of Ashanti Securities and AngloGold Securities to benefit from the establishment of a global leader in the gold industry and they expect that the Merger will produce a Combined Group with the following attributes:
Growth/upside potential
-   an enhanced production profile is expected from existing brownfields opportunities;
-   AngloGold's proven ability in the development of deep-level projects should maximise the opportunity for the development of deep-level underground mining at Obuasi Deeps, where a scoping study has been undertaken to review the mine's potential down to 100 level as well as alternative production rates, infrastructure options and operating and capital cost projections;
-   a dedicated project team will undertake a feasibility study regarding Obuasi Deeps with anticipated expenditure for exploration and feasibility studies of US$44 million over the next five years. Including this amount, the total capital expenditure for Obuasi Deeps is estimated to be US$570 million in real terms over the expected life of mine;

-   AngloGold Ashanti intends to invest US$110 million in real terms over the next five years on underground equipment, infrastructure and environmental and planning systems for the Existing Obuasi Mine. This amount is in addition to capital expenditure already planned by Ashanti and is in addition to the US$44 million to be spent upon exploration for Obuasi Deeps as referred to above. Under the Stability Agreement, AngloGold Ashanti proposes to spend US$220 million on the Existing Obuasi Mine over the next five years, which amount includes the US$110 million mentioned immediately above. AngloGold management anticipates that these initiatives will improve underground working conditions and mine planning, thereby increasing efficiencies with the objective of reducing anticipated cash operating costs at Obuasi by an estimated US$20 per ounce in real terms over the next five years;
-   AngloGold Ashanti intends to accelerate its exploration programmes, particularly at Obuasi and at Siguiri;
-   AngloGold Ashanti will have land positions in some of the most prospective regions in the world; and
-   AngloGold's stronger balance sheet, combined with its proven capital raising capability will ensure the funding of the above development projects at Obuasi and, in 2004, the carbon-in-pulp installation at Siguiri.
Synergies - the Merger is expected to generate tangible pre-tax synergy benefits of approximately US$15 million per annum, before transaction expenses, expected from the first full year after completion, due to anticipated:
-   reduced financing costs - Ashanti's cost of funds is generally higher than that of AngloGold. Refinancing of certain of Ashanti's existing financing arrangements is expected to yield savings of approximately US$3 million per annum;
-   reduced administrative and procurement costs - these savings are expected to result in savings of approximately US$9 million per annum. They are principally expected to arise from two sources. First, the integration of corporate, general administration, sales and marketing activities of AngloGold and Ashanti. Secondly, AngloGold has developed globally coordinated procurement strategies and infrastructure, the use of which by Ashanti, in particular in relation to the Obuasi, Bibiani, Iduapriem/Teberebie and Siguiri mines, is expected to result in cost savings;
-   consolidation of ownership of the Geita mine in Tanzania; and
-   breadth of technical capabilities to ensure the optimal development of organic growth opportunities -
AngloGold has a broader technical and financial skills base and therefore does not outsource these functions to the extent which Ashanti does presently. The reduced need for such outsourcing by Ashanti following the Merger is expected to result in savings of approximately US$3 million per annum.
Scale - AngloGold Ashanti will have the production base, Ore Reserves and financial resources which are anticipated to generate future value.
-   Ore Reserves - 83.8 million ounces of attributable Proved and Probable Ore Reserves based on AngloGold's and Ashanti's Proved and Probable Ore Reserves as at 31 December 2003 (which Ore Reserves were already adjusted for the sale by AngloGold of Amapari, the Western Tanami assets and its 70 per cent interest in the Jerritt Canyon Joint Venture during 2003 as well as the closure of Union Reefs in 2003). This represents an increase of approximately 33 per cent in AngloGold's Proved and Probable Ore Reserves as at 31 December 2003;
-   Production - reinforces AngloGold's position as one of the world's largest gold producers with 2003 combined gold production of 6.9 million ounces (adjusted for the sale during 2003 by AngloGold of its 70 per cent interest in the Jerritt Canyon Joint Venture, as well as the closure of Union Reefs in 2003), a 28 per cent increase in AngloGold's attributable production level for the year ended 31 December 2003 similarly adjusted for the sale of Jerritt Canyon and the closure of Union Reefs; and
-   US$980 million cash operating profit on a 2003 pro forma basis (as extracted without material adjustment from the unaudited pro forma financial information relating to AngloGold Ashanti set out in Part VIII of the AngloGold Ashanti Information Memorandum).
Operating strength - AngloGold Ashanti will have a portfolio of long-life, low-cost assets and different orebody types in the key gold producing regions.
-   Cash operating costs - total cash costs of US$230 per ounce on a 2003 pro forma basis (as extracted without material adjustment from the unaudited pro forma financial information relating to AngloGold Ashanti set out in Part VIII of the AngloGold Ashanti Information Memorandum);

-   Long-life assets - six operations in five countries with combined Ore Reserves of 41.2 million ounces have current life of mine plans of 15 years or longer; and
-   Diversification - well diversified asset portfolio comprising a balance of open-pit and underground production from a total of 24 operations (following the sale during 2003 by AngloGold of its interests in the Jerritt Canyon Joint Venture, as well as the closure in 2003 of Union Reefs) distributed across 11 countries in the principal gold producing regions of the world.
Investment appeal - AngloGold Ashanti is anticipated to have the growth potential, size, liquidity and dividend yield to enhance appeal to the investment community.
-   Increased size - combined market capitalisation of approximately US$11.3 billion (based on the closing price of an AngloGold ADS on the NYSE on 27 February 2004, the last practicable trading day prior to the publication of this document, and the issued ordinary share capital of each of AngloGold and Ashanti as at such date), meriting greater attention from major global generalist and specialist investment institutions; and
-   Share trading liquidity - increased liquidity, particularly in North America, which represents some two-thirds of AngloGold and Ashanti's combined share turnover.
5.
ANGLOGOLD
AngloGold is one of the world's largest gold producers by volume of gold produced (as determined from the company reports published by the various gold producers), with extensive Ore Reserves and, for the year ended 31 December 2003, attributable production of approximately 5.62 million ounces. At 31 December 2003, AngloGold had attributable Proved and Probable Ore Reserves of 63.1 million ounces of gold.
AngloGold has its corporate headquarters in Johannesburg, South Africa, and has operations on four continents. The operations of AngloGold comprise open-pit and underground mines and surface gold processing and recovery plants in Argentina, Australia, Brazil, Mali, Namibia, South Africa, Tanzania and the United States of America, as well as extensive exploration activities. AngloGold is also a market leader in activities related to sustaining and growing the market for its product.
AngloGold was incorporated in South Africa in 1944 as Vaal Reefs Exploration and Mining Company Limited and has been operating as AngloGold since 30 March 1998. AngloGold Shares are currently listed and traded on the JSE under the symbol "ANG", the ASX in the form of AngloGold CDIs under the symbol "AGG" and Euronext Paris under the symbol "VA" traded on the LSE under the symbol "AGD" and quoted on Euronext Brussels in the form of unsponsored International Depositary Receipts ("IDRs") under the symbol "ANG BB". AngloGold ADSs are listed and traded on the NYSE under the symbol "AU". Applications will be made to the JSE, the UKLA and the LSE and Euronext Paris for the New AngloGold Ashanti Shares to be listed and traded and to the NYSE to list the New AngloGold Ashanti ADSs to be issued to Ashanti Securityholders pursuant to the Merger. The GSE has granted permission to AngloGold Ashanti to list the New AngloGold Ashanti Shares and the AngloGold Ashanti GhDSs.
Additional information on AngloGold and its operations is set out in Part III of the AngloGold Ashanti Information Memorandum.
6.
PROSPECTS OF ANGLOGOLD ASHANTI
This section, which considers the prospects for AngloGold Ashanti upon the implementation of the Merger, should be read in conjunction with paragraph 4 above which considers the benefits of the Merger.
Outlook. AngloGold anticipates that its attributable production in 2004, on a standalone basis, would decrease to around 5.3 million ounces, following the closure and sale in 2003 by AngloGold of Union Reefs and its 70 per cent interest in the Jerritt Canyon Joint Venture. In 2003, Union Reefs and Jerritt Canyon collectively contributed 180,000 ounces towards AngloGold's attributable production of approximately 5.6 million ounces. Ashanti, on the other hand, anticipates that its operations will achieve production in 2004 broadly in line with the performance recorded in 2003. AngloGold Ashanti expects to achieve attributable production of around 6.5 million ounces for 2004, on the assumption that the Merger is completed during April 2004.
AngloGold will implement a change in the accounting treatment of Ore Reserve development expenditure with effect from 1 January 2004. Previously, a portion of this expenditure was expensed in the period that such expenditure was incurred. In line with many major gold producers, from 2004 AngloGold will capitalise Ore

Reserve development expenditure and amortise it, using the units of production method, over the life of the relevant mining area to which such expenditure applies. This treatment will be extended to include Ashanti's operations upon the completion of the Merger.
Assuming that the US dollar exchange rates of the currencies in the countries where AngloGold operates remain in 2004 at levels similar to the average exchange rates in 2003, and allowing for the change in treatment of Ore Reserve development expenditure outlined above, AngloGold's total cash operating costs in US dollars per ounce are anticipated to increase marginally in 2004 relative to 2003. Ashanti's cash operating costs are expected to be broadly in line with those achieved in 2003, increasing in line with inflation. It is therefore anticipated that AngloGold Ashanti's total cash operating costs will be marginally higher in 2004 than that achieved by AngloGold in 2003.
For AngloGold, capital expenditure for 2004 is expected to be higher than in 2003, primarily as a result of the inclusion of Ore Reserve development expenditure as discussed above. In the case of Ashanti, AngloGold is committed to the recapitalisation of the Existing Obuasi Mine, as well as continuing and accelerating the exploration at Obuasi Deeps. AngloGold Ashanti is also committed to the completion of the CIP project at Siguiri. Total attributable capital expenditure for the Combined Group for 2004 is anticipated to be approximately US$600 million.
Upon the implementation of the Merger, AngloGold Ashanti's primary focus will be to integrate the operations and activities of the two companies so as to achieve both the short and long term benefits of the Merger as set out in paragraph 4 above. Furthermore, as a gold mining company, AngloGold Ashanti is subject to the risks which impact upon the gold mining industry generally and specifically the operations of AngloGold Ashanti, as set out in Part I of this document. Therefore, whilst AngloGold Ashanti views its prospects for 2004 with confidence, the uncertainty associated with such risks, including risks related to short-term integration issues in 2004, may have an impact upon the operating and financial performance of AngloGold Ashanti in 2004, as well as the Growth Opportunities described further below.
Growth Opportunities. In addition to continuously monitoring and evaluating prospective acquisitions, including the Merger, AngloGold Ashanti's management has identified a number of medium to long-term organic growth opportunities. In South Africa, approved projects include:
-   the Mponeng deepening project (at a projected capital cost of ZAR1.3 billion, which is anticipated to yield
4.0 million ounces between 2004 and 2016);
-   the development of the Moab Khotsong mine (at a projected capital cost of ZAR4.2 billion) where initial mining commenced in November 2003, and commercial production is expected to be achieved in 2006, and which is anticipated to yield in excess of 4.0 million ounces over the course of Phase 1;
-   four projects at TauTona mine (at an aggregate projected capital cost of ZAR1.6 billion and which are anticipated to yield 4.1 million ounces over the next 11 years), in particular, the TauTona expansion project, the TauTona carbon leader below 120 level project and the TauTona VCR pillar and Area A projects; and
-   the Vaal River surface project, which at a projected capital cost of ZAR182 million is anticipated to yield
1.1 million ounces from 2004.
In the United States the Cripple Creek and Victor Expansion was approved and has been fully commissioned. In addition, a number of other projects are under consideration. These include the Cuiaba expansion project in Brazil, the Moab Khotsong Phase 2 and the Mponeng VCR 120 to 125 level projects in South Africa, as well as the Sunrise Dam underground project and the Boddington expansion project in Australia.
Prior to the implementation of the Merger, Ashanti approved, and AngloGold has committed to completing, the CIP expansion project at Siguiri. This project is anticipated to be commissioned in the fourth quarter of 2004 or in the first quarter of 2005 at a capital cost currently estimated to be approximately US$75 million to US$80 million. AngloGold Ashanti anticipates that this project will yield approximately 2.3 million ounces from 2005 to 2012.
One of the principal growth opportunities identified as a result of the Merger relates to the Existing Obuasi Mine and the potential associated with Obuasi Deeps. The investment of US$220 million in the Existing Obuasi Mine over the next five years to 31 December 2008 is anticipated by AngloGold Ashanti to improve underground working conditions and increase efficiency. While the main benefit of this investment is anticipated by AngloGold Ashanti to be a reduction in operating costs and therefore improved profitability, it is possible that the investment may also result in a marginal increase in gold production. Obuasi Deeps is anticipated to contain a substantial ore deposit. Limited drilling to date has given some indication of the potential of this ore deposit. Over the next five years, AngloGold Ashanti will focus on an intensive exploration programme and undertaking feasibility studies, which, it is anticipated, will prove the potential of this ore deposit leading to the establishment of a long-life, high margin, operation. Obuasi Deeps, if viable, is anticipated by AngloGold Ashanti to be a deep level mining operation and to come into production from 2015. However, limited mining of the upper portion of Obuasi Deeps may be possible sooner. In addition to Obuasi Deeps, exploration will also continue with the Existing Obuasi Mine with the objective of extending the Mineral Resources.
AngloGold Ashanti will also continue brownfields and greenfields exploration in accordance with its global exploration strategy. Exploration will continue in the countries in which AngloGold already has operations, namely in Argentina, Australia, Brazil, Tanzania, Mali, Namibia, South Africa and the United States. AngloGold's greenfields exploration programme targets the addition of approximately 13 million new ounces to AngloGold's production between 2007 and 2020, at a discovery cost of below US$30 per ounce. This programme comprises projects in Australia, Canada, Mali, Mongolia, Peru and the United States.
In addition to the exploration at Obuasi outlined above, brownfields exploration will also continue at and adjacent to Ashanti's other operations. In particular at the Siguiri mine in Guinea, exploration will continue on the newly-identified mineralised shear structure, which strikes north-south between the Kosise and Soloni pits. At the Geita mine in Tanzania, exploration will be continued with the objective of converting the large Mineral Resource into Ore Reserves. Limited greenfields exploration is also planned at the Kilo Concession 40 in the Democratic Republic of the Congo, following an improvement in the security situation in that country during the latter part of 2003. Should security continue to improve and further exploration justify additional expenditure, this exploration effort will be increased.
Liquidity and Going Concern. Your attention is drawn to paragraph 11 of this Part III.
7.
BOARD OF DIRECTORS OF ANGLOGOLD ASHANTI
Following completion of the Merger, Russell Edey, the current Chairman of AngloGold, will continue to be Chairman of AngloGold Ashanti. Sam Jonah, in addition to joining the board of AngloGold Ashanti, will play a leading role in the executive management of AngloGold Ashanti in the position of President. Mr. Jonah's 34 years in the gold mining industry in both an operating and a leadership capacity positions him well to help guide the further development of AngloGold Ashanti and the industry, particularly in Africa. In this new position, Mr. Jonah will share responsibility with AngloGold Ashanti's Chief Executive Officer, Bobby Godsell, for strategy formulation, the identification and development of new business opportunities and managing AngloGold Ashanti's relationships with governments, securityholders and other stakeholders. Mr. Jonah will join a five- person Executive Committee of AngloGold Ashanti, to be chaired by Mr. Godsell. The existing directors of AngloGold and the AngloGold executive team will otherwise continue in their current roles in AngloGold Ashanti.
Under the Government Support Deed, the Government will be entitled to recommend two Ghanaian citizens to the AngloGold board of directors, and AngloGold will appoint such persons as non-executive directors of AngloGold Ashanti upon the Merger becoming effective (subject to such persons being acceptable to the AngloGold board of directors and to Ashanti in accordance with the relevant applicable company laws). As at 27 February 2004 (being the latest practicable date prior to publication of this document), AngloGold has not received any recommendation from the Government in relation to such appointments.
Additional information on the Board of Directors of AngloGold Ashanti is set out in the accompanying AngloGold Ashanti Information Memorandum.
8.
EMPLOYEES, THE ASHANTI OPTION PLAN AND THE ASHANTI INCENTIVE SCHEMES
AngloGold has undertaken in the Transaction Agreement to observe the existing contractual and statutory employment rights of Ashanti management and employees. Upon the Merger being completed, all options granted under the Ashanti Option Plan will become exercisable for a period of one month thereafter. Holders of Ashanti Options will receive, upon exercise of Ashanti Options, New AngloGold Ashanti Shares in an amount determined by reference to the Share Exchange Ratio. AngloGold has also agreed to offer to all holders of Ashanti Options the alternative of either receiving cash in exchange for cancellation of their Ashanti Options or rolling over their Ashanti Options into substitute options over New AngloGold Ashanti Shares. AngloGold has agreed, pursuant to the Transaction Agreement, to make available such proposals at least one month prior to the Effective Date. AngloGold has also agreed that all outstanding awards under the Ashanti Incentive Schemes shall immediately vest from the Effective Date.

9.
ASHANTI MEETINGS
The Merger will require the approval by Ashanti Shareholders of the Scheme at the Scheme Meeting and the special resolution to be proposed at the Extraordinary General Meeting, both of which will be held on 7 April 2004 at the Len Clay Stadium, Obuasi, Ghana. The Scheme Meeting is being held at the direction of the High Court to seek the approval of Ashanti Shareholders for the Scheme. The Extraordinary General Meeting is being held to approve the amendment of the Regulations and to seek the approval of Ashanti Shareholders for the resolutions as described in paragraph 4 of Part IV of this document. The Merger is not conditional upon the approval of the ordinary resolution required to de-list Ashanti from the GSE. In order for the de-listing of Ashanti from the GSE to take place, however, the approval of such resolution is required.
Notices of both the Scheme Meeting and the Extraordinary General Meeting are set out at the end of this document. Entitlement to attend and vote at the Scheme Meeting and the number of votes which may be cast thereat will be determined by reference to the Ashanti Register at 4.30 p.m. on the day prior to the day immediately preceding the Scheme Meeting.
Further information on the Scheme Meeting and the Extraordinary General Meeting is set out in paragraph 4 of Part IV of this document.
10. ACTION TO BE TAKEN BY ASHANTI SECURITYHOLDERS
The Merger requires the approval by Ashanti Shareholders of the Scheme at the Scheme Meeting and the special resolution to be proposed at the Extraordinary General Meeting. It is important for the Scheme Meeting that as many votes as possible are cast so that the High Court may be satisfied that there is a fair representation of Ashanti Shareholder opinion.
You are therefore strongly urged to sign and return your forms of proxy and Voting Instruction Form(s) as soon as possible. If the Scheme becomes effective, it will be binding on all Ashanti Securityholders, including any holder who did not vote (in person, by proxy or through their relevant depositary) to approve the Scheme.
Whether or not you propose to attend either of the Meetings in person, Ashanti Shareholders are urged to complete and return both the BLUE and YELLOW forms of proxy to the relevant registrar as soon as possible and in any event to be received not later than 3 p.m. on 6 April 2004. Holders of Ashanti Depositary Securities are urged to complete and return the enclosed Voting Instruction Forms so as to be received by the relevant depositary by 11.30 a.m. (New York time) on 2 April 2004 (in the case of Ashanti GDSs); by 5.30 p.m. (London time) on 2 April 2004 (in the case of Ashanti ADIs); and by 6.30 p.m. (Harare time) on 2 April 2004 (in the case of Ashanti ZDRs). Further information is set out in paragraph 22 of Part IV of this document. Information on action to be taken if you wish to elect for alternative consideration is set out in paragraph 23 of Part IV of this document.
11. LIQUIDITY AND GOING CONCERN
Your attention is drawn to the following statement included in Ashanti's annual accounts for the year to 31 December 2003:
"Liquidity and Going Concern
In June 2002, Ashanti issued US$75 million of Mandatorily Exchangeable Notes ("MENs"). The MENs will mandatorily exchange into ordinary shares of Ashanti when Ashanti effects a rights issue. Ashanti agreed with its banks and the holders of the MENs to complete the rights issue prior to 28 December 2003. It was intended that as a part of the rights issue that Ashanti would raise additional funds to fund completion of the Siguiri CIP project.
During the course of 2003, Ashanti entered into merger discussions with AngloGold and subsequently entered into a transaction agreement to effect a merger ("the Merger") of Ashanti and AngloGold. As a consequence of entering into the transaction agreement, Ashanti had to delay completing the rights issue. Since the MENs will become repayable on the Merger being completed, Ashanti has secured agreement of its banks and the holders of the MENs to delay the timeframe for completion of the rights issue until 28 December 2004.
Given the delay in the rights issue, the postponement/cancellation of the Siguiri CIP project was considered. However, following discussions with AngloGold, Ashanti decided to continue with the Siguiri CIP project, notwithstanding the substantial increase in the anticipated capital cost of this project. The increased capital expenditure required for this project, together with the reduced cash inflows received by the Ashanti Group due to poorer operating performance in 2003 as compared to 2002, has led to Ashanti seeking alternative sources of financing to fund its cash requirements until the consummation of the Merger.

With the agreement of AngloGold, a US$30.0 million distribution paid by the Geita mine on 31 December 2003 has been paid in full to Ashanti. AngloGold has also agreed to provide an additional US$14.1 million to Ashanti by purchasing at face value the residual intercompany loan provided by the Ashanti Group in respect of the Geita joint venture. In addition, AngloGold has agreed to provide an unsecured loan facility of up to US$20.0 million to Ashanti. These arrangements are not conditional on the Merger completing.
The Ashanti Board considers that these arrangements, together with the undrawn amounts under its revolving credit facility, are sufficient to enable it to meet its cash requirements in the period prior to the Merger becoming effective, currently anticipated to be around April 2004. If the Merger is not completed, or if there is a substantial delay in completing the Merger, Ashanti will need to proceed with its rights issue or review alternative forms of financing. If the Merger is not completed and alternative forms of financing cannot be implemented, then there will be uncertainty as to whether the Ashanti Group will be able to continue as a going concern.
Having taken into account the progress which AngloGold and Ashanti have achieved in relation to the Merger, the financial support being provided by AngloGold and other relevant factors, the Directors of Ashanti have formed the judgement that, at the time of approving these financial statements, it is appropriate to use the going concern basis in preparing these financial statements."
Further details of the arrangements entered into with AngloGold are contained in paragraph 12 of Part VII of this document.
12. RECOMMENDATION
The Ashanti Board considers the terms of the Merger to be in the best interests of Ashanti Securityholders as a whole and of Ashanti. The Ashanti Board recommends that all Ashanti Securityholders vote in favour of the resolutions to be proposed at the Scheme Meeting and the Extraordinary General Meeting, as the directors of Ashanti intend to do in respect of their own respective beneficial holdings, which amount in aggregate to 90,716 Ashanti Shares (representing 0.07 per cent of the issued ordinary share capital of Ashanti). If the Merger does not proceed and alternative forms of financing cannot be implemented, then there will be uncertainty as to whether the Ashanti Group will be able to continue as a going concern (see paragraph 11 of this letter).
The Ashanti Board has received a written opinion, dated 14 October 2003, from its financial adviser, CIBC World Markets that, as of the date of the opinion, the Share Exchange Ratio was fair to Ashanti Shareholders from a financial point of view.
Chester Crocker, Lynda Chalker and Edward Haslam, being directors of Ashanti, have not taken part in the deliberations of the Ashanti Board relating to the recommendation of the Merger. Chester Crocker and Lynda Chalker have, or companies in which they have an interest have, entered into commercial contracts with AngloGold, its subsidiaries or its parent, AA plc. Edward Haslam did not participate because he is an executive director of Ashanti's largest shareholder, Lonmin, which has given an undertaking to AngloGold to support the Merger.
13. FURTHER INFORMATION
Your attention is drawn to the explanatory statement in Part IV of this document which gives more detailed information about the Scheme. Additional information regarding Ashanti, AngloGold and the Combined Group is set out in the AngloGold Ashanti Information Memorandum and in the Listing Particulars. If you would like additional copies of this document or the AngloGold Ashanti Information Memorandum, or should you wish to obtain a copy of the Listing Particulars for the Combined Group, you should contact one of the freephone information helplines set out in the Question and Answer section at the front of this document. For legal reasons, these helplines will not be able to provide advice on the merits of the Merger itself or give financial advice.
Yours sincerely,
Michael Ernest Beckett Chairman

PART IV: EXPLANATORY STATEMENT
(in compliance with section 233 of the Companies Code)
in relation to a
SCHEME OF ARRANGEMENT
between
ASHANTI GOLDFIELDS COMPANY LIMITED
and
THE HOLDERS OF THE SCHEME SHARES
(as defined in the Scheme)
EXPLANATORY STATEMENT
ASHANTI GOLDFIELDS COMPANY LIMITED
Gold House, Patrice Lumumba Road, Roman Ridge
PO Box 2665, Accra, Ghana
3 March 2004
RECOMMENDED MERGER OF ASHANTI WITH ANGLOGOLD
1.
INTRODUCTION
On 4 August 2003, Ashanti announced that it had agreed the terms of the proposed merger with AngloGold to be effected by way of a scheme of arrangement between Ashanti and the Ashanti Shareholders under section 231 of the Companies Code and that it had entered into the Transaction Agreement. On 14 October 2003, Ashanti announced the terms of an improved final merger offer from AngloGold and the determination of the Ashanti Board to recommend the improved offer. The Ashanti Board confirmed its support for AngloGold's improved offer on 27 October 2003.
Your attention is drawn to the joint letter from the Chairmen of Ashanti and AngloGold set out in Part II of this document and the letter from Mr Michael Beckett, Chairman of Ashanti, set out in Part III. Mr. Beckett's letter contains, among other things, information on the background to and reasons for the Merger, the benefits of the Merger and the recommendation by the Ashanti Board to Ashanti Securityholders to vote in favour of the Scheme at the Scheme Meeting and in favour of the resolutions to be proposed at the Extraordinary General Meeting.
The principal terms of the Scheme and its effect are summarised in this Explanatory Statement and the Scheme itself is contained in Part VI of this document. In addition to this Explanatory Statement, you should read this entire document, which contains further information about the Merger. The accompanying AngloGold Ashanti Information Memorandum also contains additional information about Ashanti, AngloGold and the Combined Group.
2.
SUMMARY OF THE TERMS OF THE MERGER AND THE SCHEME
If the Scheme becomes effective, all the Ashanti Shares (including Ashanti Shares underlying Ashanti Depositary Securities but excluding any Ashanti Shares held in treasury by Ashanti) will automatically be transferred to AngloGold Ashanti. In consideration for the transfer of their shares, Ashanti Securityholders will be entitled to elect to receive New AngloGold Ashanti Securities on the following basis:

Ashanti Shareholders resident in Ghana
Each Ashanti Shareholder resident in Ghana will be entitled to receive, for each Ashanti Share held, either:
-   0.29 New AngloGold Ashanti Shares;
-   0.29 New AngloGold Ashanti ADSs; or
-   29 AngloGold Ashanti GhDSs, 100 of which will represent an ownership interest in one AngloGold Ashanti
Share.
If no election as to the form of consideration is made, each such person will receive AngloGold Ashanti GhDSs on the above basis.
Ashanti Shareholders resident outside Ghana (other than in the United States)
Each Ashanti Shareholder resident outside Ghana (other than holders resident in the United States) will be entitled to receive, for each Ashanti Share held, either:
-   0.29 New AngloGold Ashanti Shares; or
-   0.29 New AngloGold Ashanti ADSs.
If no election as to the form of consideration is made, each such person will receive New AngloGold Ashanti Shares on the above basis.
Ashanti Shareholders resident in the United States
Each Ashanti Shareholder resident in the United States will be entitled to receive, for each Ashanti Share held, either:
-   0.29 New AngloGold Ashanti Shares; or
-   0.29 New AngloGold Ashanti ADSs.
If no election as to the form of consideration is made, each such person will receive New AngloGold Ashanti ADSs on the above basis.
Ashanti GDSs
Each holder of Ashanti GDSs will be entitled to receive, for each Ashanti GDS held, either:
-   0.29 New AngloGold Ashanti Shares; or
-   0.29 New AngloGold Ashanti ADSs.
If no election as to the form of consideration is made, each such person will receive New AngloGold Ashanti ADSs on the above basis.
Ashanti ADIs
Each holder of Ashanti ADIs (other than the Ashanti GDS Depositary, which will receive New AngloGold Ashanti Shares) will be entitled to receive, for each Ashanti ADI held, either:
-   0.29 New AngloGold Ashanti Shares; or
-   0.29 New AngloGold Ashanti ADSs.
If no election as to the form of consideration is made, each such person will receive New AngloGold Ashanti Shares on the above basis.
Ashanti ZDRs
Each holder of Ashanti ZDRs will be entitled to receive, for every 100 Ashanti ZDRs held, either:
-   0.29 New AngloGold Ashanti Shares; or
-   0.29 New AngloGold Ashanti ADSs.
If no election as to the form of consideration is made, each such person will receive New AngloGold Ashanti Shares on the above basis.

Consistent with Zimbabwe exchange control requirements and the policy objectives of the Reserve Bank of Zimbabwe, AngloGold has applied for approval from the Reserve Bank of Zimbabwe for the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs to be issued to holders of Ashanti ZDRs and Ashanti Shareholders on the Zimbabwe branch register to be deposited in the AngloGold Ashanti Zimbabwe Share Trust for the benefit of such Ashanti Securityholders. If approval of the Reserve Bank of Zimbabwe is not received prior to the Effective Date, the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs will be issued directly to Ashanti Shareholders on the Zimbabwe branch register, including the Ashanti ZDR Depositary, in order to avoid the implementation of the trust arrangements set out above without specific approval for doing so. Such holders will be required to comply with exchange control requirements in force in Zimbabwe and with directives from the Reserve Bank of Zimbabwe as made from time to time in dealing with their AngloGold Ashanti Securities. For additional information see paragraph 18 of this Part IV.
Fractional interests
No fractional interests in New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs will be issued and Ashanti Securityholders who would otherwise receive fractional interests will instead receive a cash payment in respect of their fractional interest calculated on the basis set out in paragraph 5 of this Part IV. However, Ashanti Shareholders resident in Ghana will, unless they elect to receive cash, receive AngloGold Ashanti GhDSs in exchange for any fractional interest.
Settlement
Details of the way in which settlement of the consideration to which any Ashanti Securityholder is entitled will be effected is set out in paragraph 6 of this Part IV.
Value of the Merger
Based on the closing market price of AngloGold ADSs on the NYSE on 27 February 2004, the last practicable trading day prior to the publication of this document, of US$42.95, the Merger values each Ashanti Share at US$12.46 and, on a fully diluted basis, amounts to an aggregate consideration for Ashanti's ordinary share capital of US$1.7 billion.
This represents a premium of 55.7 per cent to the closing market price of Ashanti GDSs on the NYSE on 1 August 2003 (the last practicable trading day prior to the announcement of the proposed Merger) and a premium of 1.7 per cent to the closing market price of Ashanti GDSs on the NYSE on 27 February 2004 (the last practicable trading day prior to the publication of this document).
On completion of the Merger (and assuming the issue of 2,658,000 New AngloGold Ashanti Shares to the Government in accordance with the Stability Agreement) and based on the current issued ordinary share capital of each company, existing AngloGold securityholders will own approximately 84.6 per cent, the Government will own 3.4 per cent and other existing Ashanti Shareholders will own approximately 12.0 per cent of the Combined Group.
3.
THE SCHEME
The Merger will be effected by way of the Scheme. The purpose of the Scheme is to enable AngloGold Ashanti to acquire the entire issued share capital of Ashanti. The Scheme is set out in full in Part VI of this document.
Before the Scheme can become effective, it must be approved by not less than three-fourths of the votes cast by Ashanti Shareholders present and entitled to vote, in person or by proxy, at the Scheme Meeting.
In addition, implementation of the Scheme requires the approval of the special resolution set out in the Notice of Extraordinary General Meeting at the end of this document. The Scheme is not, however, conditional on Ashanti Shareholders passing the ordinary resolution to de-list Ashanti from the GSE. In order for the de-listing of Ashanti from the GSE to take place however, the approval of such resolution is required. All Ashanti Shareholders will be entitled to vote at the Extraordinary General Meeting, which will be held immediately following the Scheme Meeting. The special resolution proposed requires approval by not less than three-fourths of the votes cast (the ordinary resolution to de-list Ashanti from the GSE on the Effective Date requires approval by a majority of the votes cast) by Ashanti Shareholders present and entitled to vote, either in person or by proxy, at the Extraordinary General Meeting.

The Government and Lonmin have agreed to vote in favour of the Scheme at the Scheme Meeting and in favour of the resolutions to be proposed at the Extraordinary General Meeting.
Under the Companies Code, the Scheme also requires the confirmation of the High Court. The Court Hearing to confirm the Scheme is scheduled to be held at the High Court in Accra, Ghana on 23 April 2004 at 11 a.m. (GMT). All Ashanti Securityholders are entitled to attend the Court Hearing in person or to be represented by counsel to support or object to the Scheme.
AngloGold has agreed to appear by counsel at the Court Hearing and to undertake to the High Court to be bound by the Court Order in accordance with the terms set out in paragraph 1.5 of Part VI of this document to the extent the terms and conditions of the Scheme are not amended or modified in a manner detrimental to AngloGold without the prior written consent of AngloGold.
The completion of the Merger is subject to a number of conditions, including the approval of the Scheme and the approval of the special resolution proposed at the Extraordinary General Meeting by the requisite majority of Ashanti Shareholders, the confirmation of the Scheme by the High Court, no amendment or modification to any of the terms and conditions of the Scheme in a manner detrimental to AngloGold without the prior written consent of AngloGold, receipt of certain regulatory approvals and third party consents and the absence of any material adverse change to the business, financial condition, results of operations, assets or liabilities of Ashanti. On 28 November 2003, AngloGold obtained the necessary exchange control approval from the South African Reserve Bank. On 12 December 2003, the Government executed and delivered the Government Support Deed. On 12 January 2004, the staff of the US Securities and Exchange Commission issued a No-Action Letter to AngloGold. On 29 January 2004, the European Commission granted clearance to the Merger. On 9 February 2004, the Bank of Ghana granted certain approvals requested by AngloGold in connection with the Merger. The terms of the Stability Agreement were approved by Parliament on 18 February 2004. The Stability Agreement has been executed by AngloGold and the Government. For more information on the conditions to the Scheme and the Merger, see Part V of this document.
The Scheme will become effective on delivery of the Court Order confirming the Scheme to the Registrar in Ghana for registration and publication in the Gazette. Such delivery is expected to occur on the next business day after the date on which the Court Order is issued by the Court. If the Scheme becomes effective, it will be binding on all holders of Scheme Shares (as such term is defined in Part V of this document) irrespective of whether or not they vote in favour of the Scheme at the Scheme Meeting or in favour of the resolutions proposed at the Extraordinary General Meeting. The Scheme will extend to any Ashanti Shares issued prior to the Record Time.
4.
ASHANTI MEETINGS AND THE SCHEME PROCESS
The Merger will require the approval by Ashanti Shareholders of the Scheme at the Scheme Meeting and the special resolution proposed at the Extraordinary General Meeting, both of which will be held on 7 April 2004. The Merger is not conditional upon the approval of the ordinary resolution required to de-list Ashanti from the GSE. In order for the de-listing of Ashanti from the GSE to take place however, the approval of such resolution is required. The Scheme Meeting is being held at the direction of the High Court to seek the approval of Ashanti Shareholders for the Scheme. The Extraordinary General Meeting is being held to seek the approval of the Ashanti Shareholders for the resolutions described below.
Notices of both the Scheme Meeting and the Extraordinary General Meeting are set out at the end of this document.
The Scheme Meeting
The Scheme Meeting has been convened for 7 April 2004 at 11 a.m. (GMT) at the Len Clay Stadium, Obuasi, Ghana to enable Ashanti Shareholders to consider and, if thought fit, approve the Scheme. At the Scheme Meeting, voting will be by poll and each Ashanti Shareholder present, in person or by proxy, and voting will be entitled to one vote for each Ashanti Share held. The approval required at the Scheme Meeting is three- fourths of the votes cast by Ashanti Shareholders present and entitled to vote either in person or by proxy. Entitlement to attend and vote at the Scheme Meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of Ashanti at the Voting Record Time.

It is important for the Scheme Meeting that as many votes as possible are cast so that the High Court can be satisfied that there is a fair representation of Ashanti Shareholder opinion. You are therefore strongly urged to sign and return your form(s) of proxy (Ashanti Shareholders) or Voting Instruction Form(s) (holders of Ashanti Depositary Securities) as soon as possible as set out in paragraph 22 (Action to be taken) of this Part IV.
The Extraordinary General Meeting
In addition, an Extraordinary General Meeting of Ashanti has been convened for the same date to consider and, if thought fit, approve the special resolution to be proposed (which requires approval by not less than three-fourths of the votes cast by Ashanti Shareholders present and entitled to vote either in person or by proxy) to amend the Regulations of Ashanti in the manner described below and on the ordinary resolution to be proposed (which requires approval by a majority of the votes cast by Ashanti Shareholders present and entitled to vote) to approve the de-listing of Ashanti from the GSE on completion of the Merger. At the Extraordinary General Meeting, voting will be by poll and each Ashanti Shareholder present in person or by proxy will be entitled to one vote for each Ashanti Share held.
The special resolution to be proposed will amend Ashanti's Regulations to ensure that any Ashanti Shares issued upon the exercise of options under the Ashanti Option Plan or otherwise between the Voting Record Time and the Record Time will be subject to the Scheme. It is also proposed to amend the Regulations of Ashanti so that any Ashanti Shares issued to any person other than AngloGold Ashanti, its subsidiary undertakings or any person acting on behalf of any of them at or after the Record Time will be automatically exchanged for New AngloGold Ashanti Shares on the same terms as under the Scheme. This will avoid any person (other than AngloGold Ashanti, its subsidiary undertakings or any person acting on behalf of any of them) being left with Ashanti Securities after such securities have ceased to be listed on the GSE, the LSE, the NYSE and the ZSE (which will occur at the close of business on the business day before the Effective Date).
Following the Effective Date, Ashanti will become a private company within the meaning of the Companies Code and a wholly-owned subsidiary of AngloGold Ashanti and therefore the special resolution proposed at the Extraordinary General Meeting will also approve the adoption of new Regulations based on Table A (contained in Schedule 2) to the Companies Code (with additional regulations dealing with the Golden Share).
Attending the Scheme Meeting and the Extraordinary General Meeting
Holders of Ashanti Shares
Ashanti Shareholders are entitled to attend and vote and be heard at the Scheme Meeting and the Extraordinary General Meeting, which are both to be held at the Len Clay Stadium, Obuasi, Ghana on 7 April 2004. Ashanti Shareholders should complete and return the forms of proxy that accompany this document, whether or not they propose to attend such Meetings in person. Ashanti Shareholders who intend to attend the Meetings and are not resident in Ghana will need to obtain the necessary visa and immunisation(s) (see below).
Holders of Ashanti Depositary Securities
Unless they become registered holders of Ashanti Shares by converting their Ashanti Depositary Securities into Ashanti Shares, holders of Ashanti Depositary Securities will not be entitled to attend and vote at the Scheme Meeting or the Extraordinary General Meeting (although holders of Ashanti Depositary Securities may instruct their broker/custodian/depositary to vote at such meetings by completing and returning the enclosed Voting Instruction Forms in accordance with the procedures described in paragraph 22 of this Part IV). However, holders of Ashanti Depositary Securities may apply to their depositary bank for conversion of their Ashanti Depositary Securities and upon payment of the applicable fees and charges and any applicable stamp duty arrange for delivery of the underlying Ashanti Shares which, if registered in that holder's name in a timely manner, will enable them to attend and vote at the Scheme Meeting and the Extraordinary General Meeting. Details of how to apply to your depositary bank for conversion of your Ashanti Depositary Securities and the deadlines for applications are set out below. Holders of Ashanti Depositary Securities are permitted to attend in person or to be represented by counsel at the Court Hearing to support or object to the Scheme.

Holders of Ashanti ADIs
Holders of Ashanti ADIs who wish to convert their Ashanti ADIs into the underlying Ashanti Shares should contact the Ashanti ADI Depositary by telephone on 0870 162 3100 (in the United Kingdom) or +44 20 8639 2157, as soon as possible and in no event later than 5.30 p.m. (London time) on 31 March 2004. For legal reasons, these helplines will not be able to provide advice on the merits of the Merger itself or give financial advice. Holders who hold their Ashanti ADIs through accounts with financial institutions should contact their account representative or broker for additional information.
Holders of Ashanti GDSs
Holders of Ashanti GDSs who wish to convert their Ashanti GDSs into the underlying Ashanti Shares should contact the Ashanti GDS Depositary by telephone on +1 212 815 2783, as soon as possible and in no event later than 11.30 a.m. (New York time) on 31 March 2004. For legal reasons, this helpline will not be able to provide advice on the merits of the Merger itself or give financial advice. Holders who hold their Ashanti GDSs through accounts with financial institutions should contact their account representative or broker for additional information.
Holders of Ashanti ZDRs
Holders of Ashanti ZDRs who wish to convert their Ashanti ZDRs into the underlying Ashanti Shares should contact the Ashanti ZDR Depositary by telephone on +263-4 75990-88, as soon as possible and in no event later than 6.30 p.m. (Harare time) on 31 March 2004. For legal reasons, this helpline will not be able to provide advice on the merits of the Merger itself or give financial advice. Holders who hold their Ashanti ZDRs through accounts with financial institutions should contact their account representative or broker for additional information.
The Court Hearing
Following the approval by the requisite majority of Ashanti Shareholders at the Scheme Meeting, the High Court will be requested to confirm the Scheme at the Court Hearing.
The Court Hearing will be held after the conditions to the implementation of the Scheme set out in Part V of this document (other than the conditions set out in paragraphs 1.2, 1.4 and 2.2) have been satisfied, or, if permissible, waived. If any of the conditions set out in paragraphs 1.1, 1.3, 2.1, 2.6, 2.7, 2.8 and 2.16 of Part V of this document have not been satisfied or, if permissible, waived on or prior to the sixth business day immediately preceding the scheduled Court Hearing Date, Ashanti will apply to the High Court for a postponement of the Court Hearing until such later date and time as Ashanti and AngloGold reasonably believe is necessary for all such remaining conditions to be satisfied or, if permissible, waived.
AngloGold has agreed that the conditions to the implementation of the Scheme set out in paragraphs 2.3, 2.4, 2.5 and 2.9 to 2.15 (inclusive) of Part V of this document will be deemed to have been waived by AngloGold by no later than 10.00 a.m. (Accra time) on the date on which the Court Order is issued by the High Court unless AngloGold shall have earlier terminated the Transaction Agreement in accordance with its terms. Ashanti has agreed that the conditions to the implementation of the Scheme set out in paragraphs 3.1 and 3.2 of Part V of this document will be deemed to have been waived by Ashanti by no later than 10.00 a.m. (Accra time) on the date on which the Court Order is issued by the High Court unless Ashanti shall have earlier terminated the Transaction Agreement in accordance with its terms. If any of the conditions to the implementation of the Scheme (other than the conditions set out in paragraphs 1.2, 1.4 and 2.2 of Part V of this document) have not been satisfied, waived or deemed to have been waived by 10.00 a.m. (Accra time) on the date on which the Court Order is issued by the High Court, Ashanti will apply to the High Court for a postponement of the Court Hearing until such later date and time as Ashanti and AngloGold reasonably believe is necessary for all such remaining conditions to be satisfied or, if permissible, waived.
The Court Hearing is scheduled to begin at 11 a.m. on 23 April 2004 and will be held at the High Court in Accra. If this scheduled date is changed, Ashanti will give at least five business days' notice of the change by issuing a press release in Ghana, the United States, the United Kingdom, South Africa and Zimbabwe. The change in the scheduled date will also be published in The Daily Graphic, The Business and Financial Times and The Ghanaian Times (Ghana), The Wall Street Journal (United States), The Herald (Zimbabwe), The Financial Times (United Kingdom) and Business Report (South Africa), or in such other manner as the High Court may direct. If the scheduled date of the Court Hearing is changed by more than seven days, Ashanti will also post notice of the date of the rescheduled Court Hearing to Ashanti Shareholders and to the depositaries for the Ashanti Depositary Securities for distribution to the holders of the Ashanti Depositary Securities.
Ashanti will appear at the Court Hearing to request that the High Court confirm the Scheme. If objections are lodged against the Scheme by an Ashanti Securityholder, the High Court may determine to continue the Court Hearing at a later date to permit Ashanti and AngloGold to respond to the objections. If the High Court determines to continue the Court Hearing at a later date, the High Court will notify persons that have lodged objections of the time of the continued hearing. In addition to notice by the High Court, Ashanti will provide notice of the time and date of the continued Court Hearing by issuing a press release in Ghana, the United States, the United Kingdom, South Africa and Zimbabwe and by publishing a notice in The Daily Graphic, The Business and Financial Times, The Ghanaian Times, The Wall Street Journal, The Financial Times, The Herald and Business Report, or in such other manner as the High Court may direct.
Attending the Court Hearing
Any Ashanti Securityholder will be entitled to appear and object to the confirmation of the Scheme at the Court Hearing. Ashanti Securityholders need not retain separate counsel or file a notice of appearance and affidavit in order to appear at the Court Hearing, but may appear in person.
Obtaining visa documentation
If you are not a Ghanaian resident and wish to attend the Meetings or the Court Hearing, you will need to obtain the necessary visa and immunisation(s). Ashanti Securityholders should contact the nearest Ghanaian Embassy to check the visa and immunisation requirements (including immunisation against yellow fever, which should be obtained at least ten days before entering Ghana). For further information on obtaining a visa to visit Ghana, see paragraph 24 of this Part IV.
Determination of fairness and effectiveness of the Scheme
The Registrar of Companies (as instructed by the High Court) will appoint the Fairness Reporter. The Fairness Reporter will investigate the fairness of the Scheme and report thereon to the High Court. After considering the fairness report prepared by the Fairness Reporter, the High Court will consider whether to confirm the Scheme. The High Court may prescribe such terms as it thinks fit as a condition of its confirmation. AngloGold has agreed to appear by Counsel at the Court Hearing and undertaken to the High Court to be bound by the Court Order in accordance with the terms set out in paragraph 1.5 of Part VI of this document to the extent the terms and conditions of the Scheme are not amended or modified in a manner detrimental to AngloGold without the prior written consent of AngloGold.
The Scheme will become effective when the Court Order issued by the High Court confirming the Scheme is delivered to the Registrar of Companies for publication in the Gazette.
De-listing of Ashanti Securities
Application will be made to the London Stock Exchange for the Ashanti Shares to cease to be admitted to trading on the London Stock Exchange's market for listed securities with effect from the close of business (London time) on the business day before the Effective Date. Application will also be made to the UK Listing Authority for the listing of the Ashanti Shares on the Official List to be cancelled. It is expected that this will take place from the Effective Date. An ordinary resolution will be proposed at the Extraordinary General Meeting to approve the de-listing of Ashanti from the GSE with effect from the Effective Date. Ashanti Securities will also be de-listed from the NYSE and the ZSE from the close of business on those respective exchanges on the business day prior to the Effective Date.
5.
ENTITLEMENT TO CONSIDERATION UNDER THE MERGER
The following section describes the entitlement to New AngloGold Ashanti Securities that holders of Ashanti Securities at the Record Time will have on the Effective Date and the elections available to them. No fractional interests in New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs will be issued pursuant to the Merger. The following section describes the treatment of any fractional entitlement that will arise as a result of the Merger. Each Ashanti Securityholder should read the section(s) applicable to them.

Holders of Ashanti Shares resident in Ghana
Each Ashanti Shareholder resident in Ghana will receive AngloGold Ashanti GhDSs unless an election is made to receive either New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs. If such Ashanti Shareholder wishes to receive New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs, then they must complete the relevant sections of the Shareholder Form of Election.
Each Ashanti Shareholder resident in Ghana that elects to receive either New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs may be entitled to a fractional interest. Such Ashanti Shareholder has the right to elect whether to receive either AngloGold Ashanti GhDSs or cash instead of such fractional interest. To make this election, such Ashanti Shareholder must complete the relevant section on the Shareholder Form of Election. If such Ashanti Shareholder elects to receive AngloGold Ashanti GhDSs, then they will receive a number of AngloGold Ashanti GhDSs equal to the product of such fractional interest multiplied by 100. If such Ashanti Shareholder elects to receive cash then they will receive an amount in cash, without interest, calculated as set out below.
Shareholder Forms of Election must be returned to the Transfer Agent or its representative by Ashanti Shareholders resident in Ghana so as to be received by the Election Return Time.
The AngloGold Ashanti GhDSs, the New AngloGold Ashanti Shares and the New AngloGold Ashanti ADSs issued to holders of Ashanti Shares resident in Ghana will be issued in the form of physical certificates.
Holders of Ashanti Shares resident in the United States
Each Ashanti Shareholder resident in the United States will receive New AngloGold Ashanti ADSs in the form of physical certificates unless an election is made to receive either certificated New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs in book-entry form. If such Ashanti Shareholder wishes to receive certificated New AngloGold Ashanti Shares, then they must complete the relevant section of the Shareholder Form of Election. If such Ashanti Shareholder wishes to receive New AngloGold Ashanti ADSs in book-entry form, then they must complete the relevant section of the Shareholder Form of Election and must indicate the identification details for a brokerage account in the US into which the New AngloGold Ashanti ADSs in book- entry form may be deposited.
Each Ashanti Shareholder resident in the United States who is entitled to a fractional interest will receive an amount in cash, without interest, calculated as set out below.
Shareholder Forms of Election must be returned to the Transfer Agent or its representative by Ashanti Shareholders resident in the United States so as to be received by the Election Return Time.
Holders of Ashanti Shares resident in the SA Common Monetary Area
Each Ashanti Shareholder resident in the SA Common Monetary Area will receive certificated New AngloGold Ashanti Shares unless an election is made to receive either New AngloGold Ashanti ADSs in the form of physical certificates or uncertificated New AngloGold Ashanti Shares through STRATE. If such Ashanti Shareholder wishes to receive New AngloGold Ashanti ADSs in the form of physical certificates, then they must complete the relevant section of the Shareholder Form of Election. If such Ashanti Shareholder wishes to receive uncertificated New AngloGold Ashanti Shares through STRATE, then they must complete the relevant section of the Shareholder Form of Election and must indicate the CSDP stock account into which the uncertificated New AngloGold Ashanti Shares may be deposited. However, AngloGold Ashanti retains the right to despatch certificated shares to holders electing to receive uncertificated New AngloGold Ashanti Shares.
Each Ashanti Shareholder resident in the SA Common Monetary Area who is entitled to a fractional interest will receive an amount in cash, without interest, calculated as set out below.
Shareholder Forms of Election must be returned to the Transfer Agent or its representative by Ashanti Shareholders resident in the SA Common Monetary Area so as to be received by the Election Return Time.
Holders of Ashanti Shares on the Zimbabwe branch register of Ashanti
Unless the AngloGold Ashanti Zimbabwe Share Trust is created as described below, each Ashanti Shareholder who holds their Ashanti Shares on the Zimbabwe branch register of Ashanti will receive certificated New AngloGold Ashanti Shares unless an election is made to receive New AngloGold Ashanti ADSs in the form of physical certificates. If such Ashanti Shareholder wishes to receive New AngloGold Ashanti ADSs, then they must complete the relevant section of the Shareholder Form of Election.

Each such Ashanti Shareholder who is entitled to a fractional interest will receive an amount in cash (denominated in ZWD), without interest, calculated as set out below. The amount due to such shareholder will be paid by cheque and through normal banking channels.
Shareholder Forms of Election must be returned to the Transfer Agent or its representative so as to be received by the Election Return Time.
Consistent with Zimbabwe exchange control requirements and the policy objectives of the Reserve Bank of Zimbabwe, AngloGold has applied for approval from the Reserve Bank of Zimbabwe for the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs to be issued to Ashanti Shareholders on the Zimbabwe branch register to be deposited in the AngloGold Ashanti Zimbabwe Share Trust for the benefit of such Ashanti Shareholders. If approval of the Reserve Bank of Zimbabwe is not received prior to the Effective Date, the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs will be issued directly to Ashanti Shareholders on the Zimbabwe branch register, including the Ashanti ZDR Depositary, in order to avoid the implementation of the trust arrangements set out above without specific approval for doing so. Such holders will be required to comply with exchange control requirements in force in Zimbabwe and with directives from the Reserve Bank of Zimbabwe as made from time to time in dealing with their AngloGold Ashanti Securities.
If the Reserve Bank of Zimbabwe approves the AngloGold Ashanti Zimbabwe Share Trust prior to the Effective Date, a copy of the AngloGold Ashanti Zimbabwe Share Trust Deed, containing the terms and conditions of the AngloGold Ashanti Zimbabwe Share Trust, will be available for inspection until the Effective Date at the offices of Imara Edwards Securities at Club Chambers, Nelson Mandela Avenue, PO Box 1475, Harare, Zimbabwe and at Block 4, Tendeseka Office Park, Samora Machel Avenue, Harare, Zimbabwe; the Ashanti ZDR Depositary at 3rd Floor, Unity Court, 64 Kwame Nkrumah Avenue, Harare, Zimbabwe; Kantor and Immerman, McDonald House, 10 Selous Avenue, Harare, Zimbabwe and the Zimbabwean Registrar at 5th floor, Zimbank House, 46 Speke Avenue, PO Box 2540, Harare, Zimbabwe.
Holders of Ashanti Shares other than holders of Ashanti Shares resident in Ghana, the United States, the SA Common Monetary Area or Zimbabwe
Each Ashanti Shareholder other than those resident in Ghana, the United States, the SA Common Monetary Area or Zimbabwe will receive certificated New AngloGold Ashanti Shares unless an election is made to receive New AngloGold Ashanti ADSs in the form of physical certificates. If such Ashanti Shareholder wishes to receive New AngloGold Ashanti ADSs, then they must complete the relevant section of the Shareholder Form of Election.
Each such Ashanti Shareholder who is entitled to a fractional interest will receive an amount in cash, without interest, calculated as set out below.
Shareholder Forms of Election must be returned to the Transfer Agent or its representative so as to be received by the Election Return Time.
Holders of Ashanti GDSs
If holders of Ashanti GDSs take no action in relation to the Scheme then each such holder of Ashanti GDSs will receive New AngloGold Ashanti ADSs in the same form as such holder currently holds Ashanti GDSs. Holders of Ashanti GDSs in physical certificate form may elect to receive either certificated New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs in book-entry form. Holders of Ashanti GDSs in book-entry form should contact their broker or account holder concerning their entitlement under the Scheme.
If a holder of Ashanti GDSs in physical certificate form wishes to receive New AngloGold Ashanti ADSs in physical certificate form then they do not need to complete the GDS Form of Election but they will be required to surrender their certificate representing Ashanti GDSs to the Ashanti GDS Depositary after the Effective Date. If a holder of Ashanti GDSs in physical certificate form wishes to receive New AngloGold Ashanti Shares, then they must complete the relevant section of the GDS Form of Election and surrender their certificates representing Ashanti GDSs to the Ashanti GDS Depositary. If a holder of Ashanti GDSs in physical certificate form wishes to receive New AngloGold Ashanti ADSs in book-entry form, then they must arrange to hold the New AngloGold Ashanti ADSs through an account with a broker located in the US and must indicate on the relevant section of the GDS Form of Election the identification details for a brokerage account in the US into which the New AngloGold Ashanti ADSs in book-entry form may be deposited.

Each holder of Ashanti GDSs who is entitled to a fractional interest will receive an amount in cash (in US dollars), without interest, equal to their pro rata share of the proceeds received from the sale by the AngloGold Ashanti ADS Depositary of the aggregate of fractions of New AngloGold Ashanti ADSs to which holders of Ashanti ADSs are entitled.
GDS Forms of Election must be returned to the Ashanti GDS Depositary by holders of Ashanti GDSs so as to be received by the Election Return Time.
Holders of Ashanti ADIs
Each holder of Ashanti ADIs (other than the Ashanti GDS Depositary, which will receive New AngloGold Ashanti Shares) will receive certificated New AngloGold Ashanti Shares unless an election is made to receive New AngloGold Ashanti ADSs in physical certificate form. If such holder of Ashanti ADIs wishes to receive New AngloGold Ashanti ADSs, then they must complete the relevant section of the ADI Form of Election.
Holders of Ashanti ADIs will become Ashanti Shareholders immediately prior to the Record Time and accordingly each holder of Ashanti ADIs who is entitled to a fractional interest will receive an amount in cash, without interest, calculated as set out below in the section entitled "Calculation of cash entitlements for Ashanti Shareholders".
ADI Forms of Election must be returned to the Transfer Agent or its representative by holders of Ashanti ADIs so as to be received by the Election Return Time.
Holders of Ashanti ZDRs
Unless the AngloGold Ashanti Zimbabwe Share Trust is created as described below, each holder of Ashanti ZDRs will receive certificated New AngloGold Ashanti Shares unless an election is made to receive New AngloGold Ashanti ADSs in the form of physical certificates. If such holder of Ashanti ZDRs wishes to receive New AngloGold Ashanti ADSs, then they must complete the relevant section of the ZDR Form of Election.
Each holder of Ashanti ZDRs who is entitled to a fractional interest will receive an amount in cash (denominated in ZWD), without interest, equal to the pro rata share of the proceeds received from the sale of unallocated New AngloGold Ashanti Shares by the Ashanti ZDR Depositary in order to provide cash instead of fractional entitlements to holders of Ashanti ZDRs. The amount due to such shareholder will be paid by cheque and in accordance with normal banking channels.
ZDR Forms of Election must be returned to the Transfer Agent or its representative so as to be received by the Election Return Time.
Consistent with Zimbabwe exchange control requirements and the policy objectives of the Reserve Bank of Zimbabwe, AngloGold has applied for approval from the Reserve Bank of Zimbabwe for the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs to be issued to holders of Ashanti ZDRs to be deposited in the AngloGold Ashanti Zimbabwe Share Trust for the benefit of such Ashanti Securityholders. If approval of the Reserve Bank of Zimbabwe is not received prior to the Effective Date, the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs will be issued directly to the Ashanti ZDR Depositary, in order to avoid the implementation of the trust arrangements set out above without specific approval for doing so. Such holders will be required to comply with exchange control requirements in force in Zimbabwe and with directives from the Reserve Bank of Zimbabwe as made from time to time in dealing with their AngloGold Ashanti Securities.
If the Reserve Bank of Zimbabwe approves the AngloGold Ashanti Zimbabwe Share Trust prior to the Effective Date, a copy of the AngloGold Ashanti Zimbabwe Share Trust Deed, containing the terms and conditions of the AngloGold Ashanti Zimbabwe Share Trust, will be available for inspection until the Effective Date at the offices of Imara Edwards Securities at Club Chambers, Nelson Mandela Avenue, PO Box 1475, Harare, Zimbabwe and at Block 4, Tendeseka Office Park, Samora Machel Avenue, Harare, Zimbabwe; the Ashanti ZDR Depositary at 3rd Floor, Unity Court, 64 Kwame Nkrumah Avenue, Harare, Zimbabwe; Kantor and Immerman, McDonald House, 10 Selous Avenue, Harare, Zimbabwe and the Zimbabwean Registrar at 5th floor, Zimbank House, 46 Speke Avenue, PO Box 2540, Harare, Zimbabwe.

Calculation of cash entitlements for Ashanti Shareholders
No fractional interests in New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs will be issued and Ashanti Shareholders who would otherwise receive fractional interests will instead receive a cash payment in respect of their fractional interest. However, Ashanti Shareholders resident in Ghana will, unless they elect to receive cash, receive AngloGold Ashanti GhDSs in exchange for their fractional interests. Ashanti Shareholders receiving a cash payment in respect of their fractional interests will receive an amount equal to the product of such fractional interest (after taking into account all fractional interests then held by such holder) multiplied by the volume-weighted average of the per share closing price on the NYSE of AngloGold ADSs during the ten consecutive trading days ending on (and including) the trading day immediately preceding the Effective Date.
6.
DESPATCH OF CERTIFICATES, ISSUE OF SECURITIES AND PAYMENT OF CASH
All documents and remittances sent by or to Ashanti Securityholders (or as their appointed agents may direct) will be sent at their own risk.
Temporary documents of title will not be issued pending the despatch by post of definitive certificates for New AngloGold Ashanti Shares (where applicable), New AngloGold Ashanti ADSs (where applicable) or AngloGold Ashanti GhDSs. Pending the issue of definitive certificates for New AngloGold Ashanti Shares, any transfers of New AngloGold Ashanti Shares will be certified against the AngloGold Ashanti register of members. On the registration of any such transfers, the transferee will receive an AngloGold Ashanti share certificate, where applicable.
From the Effective Date each certificate representing a holding of Ashanti Securities will cease to be of value. Ashanti Securityholders (other than holders of Ashanti GDSs) will not be obliged to return their Ashanti Share certificates or certificates representing Ashanti Depositary Securities to AngloGold or to Ashanti. Holders of Ashanti GDSs in the form of physical certificates must surrender the certificate representing their Ashanti GDSs to the Ashanti GDS Depositary before they can receive their consideration under the Merger.
New AngloGold Ashanti Shares
Certificates for New AngloGold Ashanti Shares will be despatched as soon as reasonably practicable and in any event within ten business days following the Effective Date in pre-paid envelopes (or by such other method as may be approved by the High Court) to the address appearing in the Ashanti Register, or the register maintained by the Ashanti GDS Depositary, the Ashanti ADI Depositary, the Ashanti ZDR Depositary or, if approved by the Reserve Bank of Zimbabwe, to the trustee for the AngloGold Ashanti Zimbabwe Share Trust, as the case may be, at the Record Time or, in the case of joint holders, to the address of the holder whose name stands first in the relevant register in respect of the joint holding concerned or as otherwise specified in any relevant Form of Election.
New AngloGold Ashanti ADSs and AngloGold Ashanti GhDSs
Certificates for New AngloGold Ashanti ADSs and AngloGold Ashanti GhDSs will be despatched by the AngloGold Ashanti ADS Depositary or the AngloGold Ashanti GhDS Depositary, as the case may be, as soon as reasonably practicable and in any event within ten business days following the Effective Date in pre-paid envelopes to the address appearing in the Ashanti Register, or the register maintained by the Ashanti GDS Depositary, the Ashanti ADI Depositary, the Ashanti ZDR Depositary, or, if approved by the Reserve Bank of Zimbabwe, to the trustee for the AngloGold Ashanti Zimbabwe Share Trust, as the case may be, at the Record Time or, in the case of joint holders, to the address of the holder whose name stands first in the relevant register in respect of the joint holding concerned or as otherwise specified in any relevant Form of Election.
Uncertificated New AngloGold Ashanti Shares
New AngloGold Ashanti Shares in book-entry form will be issued to eligible holders through STRATE as soon as reasonably practicable and in any event within ten business days following the Effective Date.

New AngloGold Ashanti ADSs in book-entry form
New AngloGold Ashanti ADSs in book-entry form will be issued to eligible holders through an account with a broker located in the United States as soon as reasonably practicable and in any event within ten business days following the Effective Date.
AngloGold Ashanti Zimbabwe Share Trust
If the Reserve Bank of Zimbabwe approves the AngloGold Ashanti Zimbabwe Share Trust, certificates for the New AngloGold Ashanti Shares and the New AngloGold Ashanti ADSs to be exchanged for Ashanti Shares held by Ashanti Shareholders on the Zimbabwe branch register and holders of Ashanti ZDRs will be despatched by AngloGold Ashanti as soon as reasonably practicable and in any event within ten business days following the Effective Date to the trustee of the AngloGold Ashanti Zimbabwe Share Trust, which will hold such New AngloGold Ashanti Shares and New AngloGold Ashanti ADSs on behalf of such shareholders and holders of Ashanti ZDRs. Certificates representing such New AngloGold Ashanti Shares and New AngloGold Ashanti ADSs will be issued to such holders by the trustee as soon as reasonably practicable and in any event within ten business days after the receipt of all governmental or regulatory approvals necessary to distribute such certificates.
If approval of the Reserve Bank of Zimbabwe is not received prior to the Effective Date, the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs will be issued directly to Ashanti Shareholders on the Zimbabwe branch register, including the Ashanti ZDR Depositary.
Payment of cash entitlements for Ashanti Securityholders
Amounts in cash will be despatched to Ashanti Shareholders either: (a) by post, by cheque drawn in local currency on a licensed bank in Ghana, the United Kingdom, the United States or Zimbabwe (where the relevant Ashanti Securityholder has its registered address in such countries) or, in any other case, by a cheque drawn in US dollars on a licensed bank in South Africa; or (b) if practicable, by credit to an account designated by such holder; or (c) by any other method approved by the High Court. All such cash payments shall be made in US dollars or, in respect of currencies other than US dollars, converted to the national currency of the jurisdiction in which the cheque is drawn using the official or market exchange rate prevailing at the Effective Date.
Payments made by cheque shall be payable to the holder of the Ashanti Shares concerned or, in the case of joint holders, to the holder whose name stands first in the relevant register in respect of the joint holding concerned. Cheques shall be despatched or accounts credited as soon as practicable after the Effective Date and in any event within ten business days of the Effective Date.
Payment of cash entitlements to holders of Ashanti Depositary Securities will be made in accordance with the terms of the relevant deposit agreement.
7.
DIVIDENDS
Ashanti dividends
Ashanti did not pay any dividends for the year ended 31 December 2003.
AngloGold dividends
AngloGold may declare dividends at the discretion of the board of directors or shareholders of AngloGold at a general meeting. Historically, AngloGold has paid dividends twice a year and declared all dividends in South African rands. The interim dividend has typically been declared to qualifying shareholders in July of each year and the final dividend has typically been declared in January of each year. Dividends declared to foreign shareholders are not subject to approval by the South African Reserve Bank. Dividends are freely payable to foreign shareholders from both trading and non-trading profits earned in South Africa by publicly listed companies. There are no withholding taxes on dividends payable in South Africa by AngloGold to its shareholders. Nevertheless, depending upon the jurisdiction where the relevant shareholder is resident, withholding or other taxes may be payable on dividends received. For example, Ashanti Securityholders resident in Ghana are liable for a withholding tax on dividends received. AngloGold has submitted an application to the Minister of Finance in Ghana to obtain approval for all dividends and distributions to be subject to withholding tax at the rate applicable to dividend payments made by companies domiciled in Ghana (currently 10 per cent) and for such withholding tax to be the final tax payable on the dividends received by the holders of AngloGold Ashanti Securities resident in Ghana. Should this approval not be obtained then dividends and distributions will be treated in accordance with dividends and distributions received in Ghana from non-resident companies. In this case the dividend or distribution amount is added to the ``assessable income" of the shareholder and the appropriate mainstream tax rates applied. In such cases, the tax liability of the resident shareholder could be higher (up to 32.5 per cent depending on the income of the resident shareholder).
Qualifying shareholders receive dividends if and when declared by the AngloGold board of directors out of legally available funds. Following the completion of the Merger, AngloGold Ashanti expects to continue to pay dividends in accordance with its existing dividend policy where dividends are determined based upon the full payment of free cash available after consideration of capital expenditure and financing requirements. Dividend payments have historically represented a significant fraction of earnings. Therefore, because cash generated and capital expenditure and financing requirements may fluctuate, there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the AngloGold Ashanti board's ongoing assessment of AngloGold Ashanti's financial condition, including its cash needs, future earnings prospects and other factors.
Ashanti Shareholders will be entitled to receive all dividends declared by AngloGold Ashanti with a registration date after the Effective Date. However, the Merger will not be implemented prior to the registration date for the payment of AngloGold's final dividend for 2003. Consequently, Ashanti Shareholders will not be entitled to receive AngloGold's final dividend for 2003. Dividends paid to registered holders of AngloGold ADSs are currently paid in US dollars converted from South African rands by The Bank of New York as the AngloGold ADS Depositary. Dividends payable to shareholders resident in Ghana or holders of AngloGold Ashanti GhDSs, as declared in South African rands, will be paid in cedis. The amount paid in cedis will depend upon the ruling exchange rate on the date that the currency is converted for payment by AngloGold Ashanti's registrar in Ghana (or the AngloGold Ashanti GhDS Depositary in the case of the AngloGold Ashanti GhDSs).
For the fiscal year 2003, AngloGold declared an aggregate cash dividend of ZAR7.10 per ordinary share or US$0.99 per AngloGold ADS based on the prevailing exchange rate at the time of declaration. For the financial years 2002 and 2001, AngloGold paid dividends of ZAR13.50 (US$1.46) and ZAR9.00 (US$0.87) respectively.
Additional information on the payment of dividends, including the tax treatment of dividends, is set out in the AngloGold Ashanti Information Memorandum.
8.
MAJOR SHAREHOLDERS OF ASHANTI
Lonmin Support Deed. AngloGold has entered into the Lonmin Support Deed with Lonmin, the holder of approximately 27.4 per cent of Ashanti's current issued share capital, pursuant to which Lonmin has undertaken to vote its Ashanti Shares: (i) in favour of the Scheme and (ii) against any competing acquisition proposal, except that Lonmin may vote in favour of a competing acquisition proposal involving Randgold and/or any of its affiliates in which all holders of Ashanti Shares are entitled to receive consideration payable solely in cash or including a full cash alternative that is fully funded or underwritten on terms satisfactory to Lonmin and that the Ashanti Board has determined to be a superior proposal (a "Randgold cash acquisition proposal").
Lonmin has agreed that it will not sell, transfer, assign, pledge or otherwise encumber any or all of its Ashanti Shares, provided that Lonmin may do so pursuant to a Randgold cash acquisition proposal. Lonmin has also agreed that it will not directly or indirectly solicit any competing acquisition proposal. Lonmin is not, however, prevented from receiving any proposals for a competing acquisition proposal (other than a competing acquisition proposal made by Randgold that is not a Randgold cash acquisition proposal) or from participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or otherwise cooperating with respect to, the same.
AngloGold and Lonmin each have the right to terminate the Lonmin Support Deed upon the public announcement by Ashanti that the Ashanti Board has withdrawn its recommendation of the Merger or if the Transaction Agreement is terminated. In the event that the Lonmin Support Deed is terminated in accordance with its terms, the obligations of Lonmin: (i) to vote its Ashanti Shares against any competing acquisition proposal made by Randgold (other than a Randgold cash acquisition proposal); (ii) not to sell, transfer, assign, pledge or otherwise encumber its Ashanti Shares in connection with an offer or proposal made by Randgold (other than pursuant to a Randgold cash acquisition proposal); and (iii) not to participate in any negotiations regarding, or furnish any information with respect to, or otherwise cooperate with respect to, any acquisition proposal made by Randgold, other than a Randgold cash acquisition proposal shall, in each case, survive termination of the Lonmin Support Deed for a period of six months after the date of such termination (but will in no event survive after 31 July 2004) if the Transaction Agreement has been terminated by Ashanti to accept a superior acquisition proposal or in certain other circumstances specified in the Lonmin Support Deed.
For more information on the Lonmin Support Deed, see paragraph 11 of Part VII of this document.
Lonmin Registration Rights Agreement. AngloGold and Lonmin have also entered into a registration rights agreement, pursuant to which AngloGold has granted Lonmin certain registration rights in respect of the New AngloGold Ashanti Shares to be received by Lonmin in the Scheme. As an affiliate of Ashanti, Lonmin will be subject to certain restrictions on the sale or transfer in the United States of the New AngloGold Ashanti Shares received by it in the Scheme. The registration rights granted by AngloGold will enable Lonmin to sell its New AngloGold Ashanti Shares in the United States without being subject to such restrictions.
MENs held by Lonmin. On the implementation of the Scheme, ACSL, a wholly-owned subsidiary of Ashanti, will redeem all its issued and outstanding MENs for US$75 million plus accrued and unpaid interest thereon in cash in accordance with the terms of the MENs. The MENs are held entirely by Lonmin.
Government Support Deed. AngloGold has entered into the Government Support Deed with the Government, the holder of approximately 16.8 per cent of Ashanti's current issued share capital, pursuant to which the Government has undertaken to vote its Ashanti Shares: (i) in favour of the Scheme; and (ii) against any competing acquisition proposal.
The Government has agreed that it will not sell, transfer, assign, pledge or otherwise encumber any or all of its Ashanti Shares. The Government has also agreed that it will not directly or indirectly solicit any competing acquisition proposal or participate in any negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate with respect to, any competing acquisition proposal. The Government Support Deed will terminate on the termination of the Transaction Agreement in accordance with its terms, except that the obligation of the Government to vote against any competing acquisition proposal will survive the termination of the Government Support Deed for a period of six months after the date of such termination (but will in no event survive after 31 July 2004) if the termination of the Transaction Agreement occurs other than:
-   by mutual written consent of AngloGold and Ashanti;
-   by either AngloGold or Ashanti if any action by any Governmental Authority has the effect of making consummation of the Scheme illegal or otherwise prevents or prohibits consummation of the Scheme;
-   by either AngloGold or Ashanti if the Scheme has failed to receive the requisite vote of the members of Ashanti at the Scheme Meeting;
-   by either AngloGold or Ashanti if the High Court determines not to issue the Court Order and issues an order to this effect; or
-   by AngloGold for any other reason.
AngloGold has also agreed that it will appoint, as directors of AngloGold, two Ghanaian citizens recommended by the Government and acceptable to the AngloGold board of directors and to Ashanti, in accordance with relevant applicable company laws. As at 27 February 2004 (being the latest practicable date prior to publication of this document), AngloGold has not received any recommendation from the Government in relation to such appointments.
For more information on the Government Support Deed, see paragraph 11 of Part VII of this document.
9.
THE STABILITY AGREEMENT
At the time the Government Support Deed was entered into, AngloGold and the Government also agreed the terms of a Stability Agreement to govern aspects of the fiscal and regulatory framework under which

AngloGold Ashanti will operate in Ghana upon the implementation of the Merger. The terms of the Stability Agreement were approved by Parliament on 18 February 2004. The Stability Agreement has been executed by AngloGold and the Government.
Under the Stability Agreement, the Government has agreed to:
-   extend the term of the mining lease relating to the Obuasi mine until 2054 on its existing terms;
-   maintain the royalties payable by Ashanti with respect to its mining operations in Ghana at a rate of 3 per cent per annum of the total revenue from minerals obtained by Ashanti from such mining operations for a period of 15 years;
-   maintain the corporate tax rate for Ashanti and to fix it for each of its subsidiaries in Ghana at a rate of 30 per cent for a period of 15 years;
-   confirm that the rights of the Government with respect to the Golden Share apply solely to Ashanti's assets and operations in Ghana; and
-   authorise Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 per cent of their exportation proceeds in foreign currencies offshore, or, if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency.
The Government has also agreed that Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the Effective Date.
In consideration of these agreements and undertakings, AngloGold has agreed to issue to the Government 2,658,000 new AngloGold Ashanti Shares and to pay to the Government US$5 million in cash, promptly after the implementation of the Merger. AngloGold has also agreed to pay to the Government on the Effective Date US$5 million in cash towards the transaction costs incurred by the Government in its role as regulator of Ashanti.
In consideration of the agreement and undertakings contained in the Stability Agreement, AngloGold will also:
-   commit to the recapitalisation of the Existing Obuasi Mine as well as to undertake further exploration with regard to Obuasi Deeps. AngloGold Ashanti proposes to spend US$220 million on the Existing Obuasi Mine over the period 1 January 2004 to 31 December 2008. This amount of US$220 million includes the amount of US$110 million in real terms which AngloGold intends to spend over the next five years on underground equipment, infrastructure and environmental and planning systems for the Existing Obuasi Mine as referred to elsewhere in this document. With regard to Obuasi Deeps, by 31 December 2008 AngloGold Ashanti will conclude the required exploration programme and feasibility studies, at an estimated cost of US$44 million. Thereafter, if viable, development of Obuasi Deeps may proceed. Preliminary scoping studies indicate total capital expenditure for the Obuasi Deeps in the amount of US$570 million in real terms over the expected life of mine;
-   for a period of two years, not implement any new retrenchment programme in Ghana (excluding individual dismissals made from time to time) and to continue to apply Ashanti's existing and approved retrenchment programmes;
-   establish and/or maintain a community trust in Ghana to which AngloGold Ashanti will contribute a total amount of 1 per cent of its profits generated in Ghana; and
-   implement programmes pertaining to training, malaria control and improvement of health, safety and working conditions.
The Stability Agreement will terminate automatically should the 2,658,000 AngloGold Shares not be issued to the Government or the amount of US$5 million not be paid to the Government within 3 business days of the implementation of the Merger. The Stability Agreement will also automatically terminate upon the termination of the Government Support Deed.
In the event that after Parliament approves the Stability Agreement: (i) the Transaction Agreement is terminated by the mutual written consent of AngloGold and Ashanti; or (ii) AngloGold wrongfully terminates the Transaction Agreement, AngloGold has agreed to promptly pay to the Government US$15 million in cash.
For more information on the terms of the Stability Agreement, see paragraph 11 of Part VII of this document.

10. BOARD OF ANGLOGOLD ASHANTI
Information on the board of directors of AngloGold Ashanti is set out in paragraph 7 of Part III of this document.
11. THE DIRECTORS OF ASHANTI AND THE EFFECT OF THE SCHEME ON THEIR INTERESTS
Details of the directors of Ashanti are set out in paragraph 2 of Part VII of this document. Details of the interests of the directors of Ashanti in Ashanti Securities are set out in paragraph 4 of Part VII of this document.
Save as set out below, the effect of the Scheme on the interests of the directors of Ashanti does not differ from its effect on the like interests of any other Ashanti Securityholder.
The directors of Ashanti, in common with the other participants in the Ashanti Option Plan, will be able to exercise their options or accept any proposal made by AngloGold in respect of their options over Ashanti Shares as described in paragraph 8 of Part III of this document.
The directors of Ashanti will be subject to certain restrictions under US securities laws on the resale of the AngloGold Ashanti Securities received pursuant to the Scheme by reason of their being affiliates of Ashanti and, in the case of Ashanti directors appointed to the board of AngloGold Ashanti, affiliates of AngloGold Ashanti.
As described in paragraph 7 of Part III, Sam Esson Jonah will be appointed to the board of AngloGold Ashanti at the Effective Date. At the time of his appointment he will enter into a service contract with AngloGold, the terms of which will be in accordance with the service contracts for the existing executive directors of AngloGold.
Under the terms of the Transaction Agreement:
(i)    if any executive director of Ashanti is given notice of termination of contract (other than for termination of contract for wilful misconduct) between the Effective Date and 18 months from the Effective Date then AngloGold has agreed that such director shall receive their contractual entitlement on termination;
(ii)   if, within three months after the Effective Date, any executive director of Ashanti is not offered a position as an executive director of the Combined Group or any other position that is reasonably acceptable to that executive director in the Combined Group, then AngloGold has agreed to give notice of termination of that executive director's employment and the executive director will receive their contractual entitlement on termination;
(iii)  the executive directors have no obligation to mitigate their losses; and
(iv) bonuses payable to the executive directors on completion of the Merger will be determined by the
Management Development and Remuneration Committee of Ashanti prior to the completion of the Merger in a maximum aggregate amount of US$1.5 million.
There are currently no proposed changes to the service contracts of any directors of Ashanti and no termination payment to any such person is proposed.
Chester Crocker, Lynda Chalker and Edward Haslam, being directors of Ashanti, have not taken part in the deliberations of the Ashanti Board relating to the recommendation of the Merger. Chester Crocker and Lynda Chalker have, or companies in which they have an interest have, entered into commercial contracts with AngloGold, its subsidiaries or its parent, AA plc. Edward Haslam did not participate because he is an executive director of Ashanti's largest shareholder, Lonmin, which has given an undertaking to AngloGold to support the Merger.
12. EMPLOYEES AND ASHANTI OPTION PLAN
Information on the impact of the Merger on the management and employees of Ashanti, the Ashanti Option Plan and the Ashanti Incentive Schemes is set out in paragraph 8 of Part III of this document.
13. WARRANTHOLDERS
Holders of issued and outstanding Ashanti Warrants will be treated in accordance with the terms of the Ashanti Warrant Deed Poll.

14. THE ANGLOGOLD ASHANTI SECURITIES
Listings
Following completion of the Merger, AngloGold Ashanti Shares will be listed on the JSE, the LSE, the ASX (in the form of AngloGold Ashanti CDIs), the NYSE (in the form of AngloGold Ashanti ADSs), the GSE (in the form of both AngloGold Ashanti Shares and AngloGold Ashanti GhDSs) and Euronext Paris and quoted on Euronext Brussels (in the form of unsponsored IDRs) as AngloGold Ashanti.
Rights attaching to New AngloGold Ashanti Shares/New AngloGold ADSs/AngloGold Ashanti GhDSs
The New AngloGold Ashanti Shares to be issued pursuant to the Merger (including the New AngloGold Ashanti Shares underlying the New AngloGold Ashanti ADSs or AngloGold Ashanti GhDSs) will rank pari passu in all respects with all other AngloGold Shares in issue on the Effective Date including with respect to the right to receive any dividends declared or paid after the Effective Date. The New AngloGold Ashanti Shares, New AngloGold Ashanti ADSs and AngloGold Ashanti GhDSs will be issued free and clear from all liens, charges, equities and other encumbrances created by AngloGold Ashanti.
Each AngloGold Ashanti GhDS shall represent one one-hundredth of an AngloGold Ashanti Share that shall be of the same class and have the same rights as a currently outstanding AngloGold Share. The rights of New AngloGold Ashanti ADS holders will be governed by the deposit agreement that governs the AngloGold Ashanti ADS programme and the rights of AngloGold Ashanti GhDS holders will be governed by the deposit agreement that governs the AngloGold Ashanti GhDS programme.
The terms of the New AngloGold Ashanti ADSs and AngloGold Ashanti GhDSs are determined by the terms of the deposit agreements under which the AngloGold Ashanti ADSs and AngloGold Ashanti GhDSs are issued. Therefore, the rights of holders of AngloGold Ashanti ADSs and AngloGold Ashanti GhDSs are not identical to, and, in some respects, are less favourable than, the rights of holders of AngloGold Ashanti Shares.
For more information regarding the characteristics of, and differences between, AngloGold Ashanti Shares and Ashanti Shares and AngloGold Ashanti ADSs and Ashanti GDSs, please refer to paragraphs 7 and 8 of Part VII of this document. For a summary of the terms of the AngloGold Ashanti GhDSs, please refer to paragraph 9 of Part VII of this document. For additional information regarding AngloGold Ashanti's share capital and the characteristics of AngloGold Ashanti Depositary Securities, please refer to the AngloGold Ashanti Information Memorandum.
15. TAXATION ISSUES
General
The following is a summary of the tax consequences of the Merger under the laws of the United States, the UK, Ghana and South Africa. Ashanti Securityholders should consult their own tax advisers concerning the tax consequences of the Merger in the light of their particular situations as well as any consequences of the Merger arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of Ashanti Shares are made hereby. Specifically, the comments below do not address the tax consequences of a disposal of Ashanti Securities prior to the Effective Date, the ownership of New AngloGold Ashanti Securities nor any subsequent disposal of New AngloGold Ashanti Securities.
Additional information on the tax consequences of ownership of AngloGold Ashanti Securities including the tax consequences arising on the receipt of dividends or distributions in cash or otherwise from AngloGold Ashanti is set out in Part VII of the AngloGold Ashanti Information Memorandum.
Certain US Tax Consequences
General
The following is a general summary of the material US federal income tax consequences of the Merger to US holders (as defined below) who hold their Ashanti Shares or Ashanti GDSs as capital assets. This summary is based on applicable US tax laws, including the US Internal Revenue Code of 1986, as amended, US Treasury regulations, rulings, judicial decisions, and administrative pronouncements, all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. There currently is no income tax treaty between the United States and Ghana.

This summary does not apply to holders of Ashanti Warrants. It also does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, banks, tax-exempt entities, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, investors that own (directly, indirectly or by attribution) five per cent or more of the outstanding share capital or voting power of Ashanti, persons holding their Ashanti Shares or Ashanti GDSs as part of a straddle, hedging or conversion transaction, persons who acquired their Ashanti Shares or Ashanti GDSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar (any such other currency is referred to in this section as a "foreign currency"). Such persons may be subject to US federal income tax consequences different from those set forth below and should consult their own tax advisers.
As used in this section, the term "US holder" means a beneficial owner of Ashanti Shares or Ashanti GDSs who is:
- an individual who is a citizen or resident of the United States for US federal income tax purposes;
- a corporation (or certain other entities treated as corporations for US federal income tax purposes) created in or organised under the laws of the United States or any state thereof;
- an estate the income of which is subject to US federal income taxation regardless of its source; or - a trust if a US court can exercise primary supervision over the administration of the trust and one or more
US persons are authorised to control all substantial decisions of the trust.
If a partnership holds Ashanti Shares or Ashanti GDSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds Ashanti Shares or Ashanti GDSs, the holder is urged to consult its own tax adviser regarding the specific tax consequences of the Merger.
US federal income tax consequences of the Merger
The following summary is based on customary assumptions, and on the facts presented, as of the date hereof. The comments will not be binding on the Internal Revenue Service (the "IRS") or any court. The parties do not intend to request a ruling from the IRS with respect to the Merger. Accordingly, there can be no certainty that the IRS may not challenge the conclusions or that a court would not sustain any such challenge.
The receipt of New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs in exchange for Ashanti Shares or Ashanti GDSs pursuant to the Merger will be treated as a taxable transaction for US federal income tax purposes (and may also be a taxable transaction under applicable state, local or foreign income or other tax laws).
In general, each US holder who receives New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs in exchange for Ashanti Shares or Ashanti GDSs (as well as holders who receive New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs plus any cash in lieu of any fractional entitlements to New AngloGold Ashanti Shares or to New AngloGold Ashanti ADSs) pursuant to the Merger will recognise capital gain or loss in an amount equal to the difference between the US dollar value of (1) the sum of the fair market value, on the date of the exchange, of the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs received and the amount of cash received (including the US dollar value of any foreign currency received in accordance with the rules discussed below), if any, and (2) the US holder's adjusted tax basis, determined in US dollars, in the Ashanti Shares or Ashanti GDSs surrendered therefor. This capital gain or loss generally will be a US-source gain or loss, and will be treated as a long-term capital gain or loss if the holding period for the Ashanti Shares or Ashanti GDSs surrendered exceeds one year. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.
A US holder will obtain a tax basis in the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs pursuant to the Merger equal to the fair market value of the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs on the Effective Date. For these purposes, the fair market value of property that is publicly traded (such as New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs) generally will equal the mean of the high and the low of the trading prices on the relevant date. The holding period of the New AngloGold Ashanti Shares or the New AngloGold Ashanti ADSs received in a taxable transaction will begin on the day after the Effective Date.

Recent US tax legislation (the "2003 Tax Act") generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally have been lowered effective 1 January 2003. Furthermore, for capital assets held by individuals for over one year and sold or exchanged on or after 6 May 2003 but in taxable years beginning before 1 January 2009, the maximum applicable US federal rate of tax generally will be 15 per cent (rather than the higher rates of tax generally applicable to items of ordinary income).
Foreign currency rules
If a US holder receives any foreign currency in the Merger, that holder will obtain a tax basis in the foreign currency equal to the US dollar amount included in income with respect thereto, and may recognise US source ordinary income or loss as a result of currency fluctuations between the date of receipt and the date the foreign currency is converted into US dollars or otherwise disposed of. US holders of Ashanti GDSs will receive a cash payment in US dollars from the AngloGold Ashanti ADS Depositary pursuant to the Merger. Accordingly, such holders generally will not be subject to the above rules on foreign currency.
US information reporting and backup withholding
Receipt of New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs (including any cash payments received in lieu of fractional entitlements to New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs) pursuant to the Merger may be subject to information reporting to the IRS, and possible US federal backup withholding at a current rate of 28 per cent. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). US persons may obtain a copy of IRS Form W-9 from the IRS official website at www.irs.gov. Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Ashanti Securityholders should consult their own tax advisers regarding their qualification for exemption from information reporting and backup withholding and the procedures for obtaining such an exemption.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.
Certain UK Tax Consequences
General
The following is a summary of certain aspects of the UK taxation consequences of the Merger. It is intended as a general guide only, and is based on current UK legislation and UK Inland Revenue published practice as at the date of this document, both of which are subject to change. It relates only to the position of a holder of Ashanti Shares or Ashanti GDSs who is the absolute beneficial owner of those Ashanti Shares or Ashanti GDSs; who owns those Ashanti Shares or Ashanti GDSs as a capital investment; and, except where otherwise expressly indicated, who is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes. It does not apply to holders of Ashanti Warrants. It is not intended to apply to certain classes of holder such as brokers or dealers.
Taxation of chargeable gains
Exchange of the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs. For the purposes of the UK taxation of chargeable gains, a holder of Ashanti Shares or Ashanti GDSs who, alone or together with persons connected with that person, does not hold more than 5 per cent of, or of any class of, the shares in or debentures of Ashanti should not be treated as making a disposal of its Ashanti Shares or Ashanti GDSs to the extent that it receives New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs pursuant to the Merger. The New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs should be treated as the same asset and as having been acquired at the same time as the Ashanti Shares or Ashanti GDSs which they replace.

A holder of Ashanti Shares or Ashanti GDSs who, alone or together with persons connected with that person, holds more than 5 per cent of, or of any class of, the shares in or debentures of Ashanti will be eligible for the treatment described in the preceding paragraph only if the Merger is effected for bona fide commercial reasons and not for tax avoidance purposes. Such holders should note that no application for advance clearance under section 138 of the Taxation of Chargeable Gains Act 1992 has been or is intended to be made to the Inland Revenue that the Merger will be so effected.
If the Merger is considered not effected for bona fide commercial reasons the Merger will constitute a disposal of Ashanti Shares or Ashanti GDSs and may result in a liability to UK taxation of chargeable gains, depending on individual circumstances and subject to any available exemption or relief. Calculation of any chargeable gain or allowable loss will take into account the appropriate proportion of the original allowable cost to the holder of acquiring the relevant Ashanti Shares or Ashanti GDSs.
Fractional Entitlements. To the extent that a holder of Ashanti Shares or Ashanti GDSs receives a cash payment for fractional entitlements to New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs pursuant to the Merger it will, subject to the comments below, be treated as having made a part disposal of the Ashanti Shares or Ashanti GDSs, which may result in a liability to UK taxation of chargeable gains, depending on individual circumstance and subject to any available exemption or relief. If the value of any cash received in respect of a person's fractional entitlements to New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs pursuant to the Merger is "small" compared to the value of the relevant Ashanti Shares or Ashanti GDSs then no disposal should generally be treated as occurring for the purposes of UK taxation of chargeable gains at the time the Merger becomes effective. Instead, the amount that would otherwise be treated as consideration for the disposal will reduce the base cost of the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs issued pursuant to the Merger. The Inland Revenue interpret "small" to mean (i) 5 per cent or less of the value of the holding of Ashanti Shares or Ashanti GDSs or (ii) ٗ3,000 or less (whichever is greater).
Stamp duty and stamp duty reserve tax. No UK stamp duty or stamp duty reserve tax should generally be payable by holders of Ashanti Shares or Ashanti GDSs on the exchange of the Ashanti Shares or Ashanti GDSs for New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs pursuant to the Merger.
Certain Ghanaian Tax Consequences
The following is a summary of certain Ghanaian taxation considerations of the Merger. It is based on current Ghanaian law and practice which may be subject to change. This outline applies principally to persons who are resident in Ghana and are the absolute beneficial owners of the Ashanti Shares and Ashanti GDSs and may not apply where the Ashanti Shares or Ashanti GDSs, or the income therefrom, are for tax purposes deemed to belong to any other person, and may not apply to certain classes of person subject to special tax rules.
Capital Gains
Capital gains arising on a disposal of securities listed on the Ghana Stock Exchange are presently exempt from Ghanaian capital gains tax until 11 November 2005.
Stamp Duty
No Ghanaian stamp duty should generally be payable by holders of Ashanti Shares or Ashanti GDSs on the exchange of such Ashanti Shares or Ashanti GDSs for New AngloGold Ashanti Shares, New AngloGold Ashanti ADSs or AngloGold Ashanti GhDSs pursuant to the Merger.
Certain South African Tax Consequences
The following is a summary of certain aspects of South African tax consequences of the Merger. It is intended as a general guide only, and is based on current South African tax legislation and practice in force as of the date of this memorandum. This information is not a substitute for independent advice pertaining to a shareholder's particular circumstances. It relates only to the position of a holder of Ashanti Shares or Ashanti GDSs who is the absolute beneficial owner of those Ashanti Shares or Ashanti GDSs, who owns those Ashanti Shares or those Ashanti GDSs as a capital investment and, except where otherwise expressly indicated, who is a resident of the Republic of South Africa for South African tax purposes. It does not apply to Ashanti Warrants. It is not intended to apply to certain classes of holders such as brokers or dealers.

Capital Gains Tax
The disposal by a South African resident of Ashanti Shares or Ashanti GDSs held as a capital asset is subject to Capital Gains Tax ("CGT") in respect of capital gains on such disposal. A capital gain will be equal to the excess of the proceeds on disposal of the Ashanti Shares or Ashanti GDSs over the acquisition price of the Ashanti Shares or the Ashanti GDS ("the base cost"). In circumstances where the Ashanti Shares or the Ashanti GDSs were acquired and not disposed of prior to 1 October 2001 (the date on which CGT was introduced in South Africa), the base cost in respect of the Ashanti Shares or Ashanti GDSs will, subject to certain conditions and elections made by the holder, be determined by the holder as follows:
- the market value of the Ashanti Shares or the Ashanti GDSs on the last business day preceding
1 October 2001;
- 20 per cent of the proceeds realised from the disposal of the Ashanti Shares or the Ashanti GDSs; or
- the time-apportionment base cost of the Ashanti Shares or the Ashanti GDSs.
If, in terms of the South African Income Tax Act (the "Tax Act"), a transaction constitutes a "share for share transaction", the holder of securities subject to such transaction will be deemed to have disposed of those securities for an amount equal to the base cost of the securities. Accordingly, subject to certain exceptions, no CGT will be payable by the holder of the securities on the implementation of the share for share transaction, the liability in respect of CGT arising only on the subsequent disposal by the holder of the securities acquired in terms of the share for share transaction. The rule applicable in respect of share for share transactions does not apply to trusts (other than testamentary trusts and trusts established in terms of the South African Mental Health Act, 1973 (Act No. 18 of 1973) (as amended)).
The Merger constitutes, subject to certain exceptions and conditions, a share for share transaction. Accordingly, subject to certain exceptions, the holders of Ashanti Shares and Ashanti GDSs before the Merger will not attract any liability in respect of CGT in respect of their disposal of Ashanti Shares or Ashanti GDSs in terms of the Merger, but will be subject to CGT on the subsequent disposal of the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs received pursuant to the Merger. The capital gain, in respect of which the CGT will be payable, will be equal to the excess of the disposal proceeds of the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs over the base cost, determined as outlined above, of the Ashanti Shares or Ashanti GDSs held before the Merger.
Payments received in cash by the holders of Ashanti Shares or Ashanti GDSs in respect of fractional entitlements to New AngloGold Ashanti Shares will be subject to capital gains tax calculated in terms of a formula stipulated in the South African Income Tax Act.
Stamp Duty, Capital Duty, Marketable Securities Tax ("MST") and Uncertificated Securities Tax ("UST")
The holders of Ashanti Shares or Ashanti GDSs are not subject to MST or UST on the allotment and issue by AngloGold Ashanti of New AngloGold Ashanti Shares and New AngloGold Ashanti ADSs as consideration in terms of the Merger. AngloGold Ashanti is obliged to pay a capital duty in respect of the increase of its authorised share capital calculated at the rate of 0.5 per cent of the par value of such increase, and UST or stamp duty in respect of the issue of its shares in terms of the Merger at the rate of 0.25 per cent of the amount credited to its share capital and share premium as a result of the acquisition of the Ashanti Shares and Ashanti GDSs.
The transfer of the New AngloGold Ashanti Shares received in terms of the Merger will, on the subsequent disposal of the New AngloGold Ashanti Shares, be subject to UST of 0.25 per cent of the consideration payable in respect of the New AngloGold Ashanti Shares. The UST is payable by the purchaser of the New AngloGold Ashanti Shares, unless otherwise agreed. The transfer of New AngloGold Ashanti ADSs will not be subject to South African stamp duty or UST, provided various requirements are satisfied.
16. INFORMATION ON ASHANTI
Ashanti was incorporated in Ghana under the Companies Code, as amended, in 1972, as a private company, limited by shares, and in 1994 was reorganised as a Ghanaian public limited company, with registered number 7094. Ashanti, headquartered in Accra, Ghana, is engaged in the mining and processing of gold ores and the exploration and development of gold properties in four African countries - Ghana, where it operates one underground mine and two open pit mines, Guinea, where it operates a single open-pit mine, Tanzania, where it holds a 50 per cent joint venture interest in the Geita open-pit mine, and Zimbabwe, where it operates a single underground and open-pit mine. Ashanti also has an extensive exploration programme in Africa. In 2003, Ashanti produced a total of 1.53 million attributable ounces of gold. As at 31 December 2003, Ashanti had Proved and Probable Ore Reserves of 20.7 million ounces on an attributable basis. Ashanti Shares are listed on the GSE and the LSE. Although Ashanti has a dual primary listing on the LSE, it is not subject to the UK City Code on Takeovers and Mergers. Ashanti GDSs are listed and traded on the LSE. The Ashanti GDSs and Ashanti Shares are also listed and traded on the NYSE. Ashanti Shares and Ashanti ZDRs are listed and traded on the ZSE.
Additional information on the business of Ashanti is contained in the AngloGold Ashanti Information Memorandum. Selected historical financial information for Ashanti is also set out in the AngloGold Ashanti Information Memorandum.
17. INFORMATION ON ANGLOGOLD
AngloGold is one of the world's largest gold producers by volume of gold produced (as determined from the company reports published by the various gold producers). In 2003, AngloGold produced approximately 5.6 million attributable ounces of gold. As at 31 December 2003, AngloGold had Proved and Probable Ore Reserves of 63.1 million ounces on an attributable basis.
AngloGold has its corporate headquarters in Johannesburg, South Africa, and has operations on four continents. The operations of AngloGold comprise open-pit and underground mines and surface gold processing and recovery plants in Argentina, Australia, Brazil, Mali, Namibia, South Africa, Tanzania and the United States of America, as well as extensive exploration activities. AngloGold is also a market leader in activities related to sustaining and growing the market for its product.
AngloGold was incorporated in South Africa in 1944 as Vaal Reefs Exploration and Mining Company Limited and has been operating as AngloGold since 30 March 1998. AngloGold Shares are currently listed and traded on the JSE under the symbol "ANG", the ASX in the form of AngloGold CDIs under the symbol "AGG" and Euronext Paris under the symbol "VA", traded on the LSE under the symbol "AGD", and are quoted on Euronext Brussels in the form of unsponsored International Depositary Receipts ("IDRs") under the symbol "ANG BB". AngloGold ADSs are listed and traded on the NYSE under the symbol "AU". Applications will be made to the JSE, the UKLA and the LSE and Euronext Paris for the New AngloGold Ashanti Shares to be listed and traded and to the NYSE to list the New AngloGold Ashanti ADSs to be issued to Ashanti Securityholders pursuant to the Merger. The GSE has granted permission to AngloGold Ashanti to list the New AngloGold Ashanti Shares and the AngloGold Ashanti GhDSs.
Additional information on the business of AngloGold is contained in the AngloGold Ashanti Information Memorandum. Selected historical financial information for AngloGold and the Combined Group (on a pro forma basis) is also set out in the AngloGold Ashanti Information Memorandum.
18. OVERSEAS SHAREHOLDERS
General
As regards persons resident in, or citizens of, jurisdictions outside the United Kingdom, the United States or Ghana ("Overseas Securityholders"), the implementation of the Scheme may be affected by the laws of the relevant jurisdictions. Such Overseas Securityholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of Overseas Securityholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including the obtaining of any governmental exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdictions.
In any case where AngloGold is advised that the allotment and issue of AngloGold Ashanti Shares to any Ashanti Securityholder with a registered address outside, or who is a citizen, resident or national of a jurisdiction outside, the United States, Canada, Ghana, the United Kingdom, France, Australia or South Africa would or may infringe the laws of any relevant jurisdiction or necessitate compliance with any special requirement, the Scheme provides that AngloGold Ashanti may determine that such New AngloGold Ashanti Shares may be issued or transferred to a nominee and then sold, with the net proceeds of sale being remitted to the relevant Overseas Securityholders.

This document does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale or distribution of the New AngloGold Ashanti Shares to be issued pursuant to the Scheme in any jurisdiction in which such offer or sale is not permitted.
This document has been prepared for the purposes of complying with Ghanaian law and the UKLA Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws or regulations of any other jurisdiction.
US securities laws
Exemption from registration under the US Securities Act. The New AngloGold Ashanti Shares to be issued pursuant to the Scheme will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof and, as a consequence, such shares will not be registered under the Securities Act.
Ashanti will advise the High Court that, if it confirms the Scheme, such confirmation will be relied upon by AngloGold Ashanti for the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof with respect to the New AngloGold Ashanti Shares.
Resale restrictions. Under US securities laws, a holder of Ashanti Shares who is deemed to be an affiliate of Ashanti or AngloGold before the Effective Date, or of AngloGold Ashanti after the Effective Date, may not sell New AngloGold Ashanti Securities received pursuant to the Scheme without registration under the Securities Act, except (i) pursuant to the applicable resale provisions of Rule 145(d) thereunder; (ii) pursuant to another applicable exemption from the requirements of the Securities Act; or (iii) in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders. Therefore, AngloGold Ashanti Securityholders who believe they may be affiliates for the purposes of the Securities Act should consult their own legal advisers prior to any sale of AngloGold Ashanti Securities received upon implementation of the Scheme.
Zimbabwe
Ownership and transfer of Ashanti Shares on the Zimbabwe branch register and the Ashanti ZDRs is subject to regulation by the Reserve Bank of Zimbabwe. In order to facilitate the delivery of New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs to holders of Ashanti Shares on the Zimbabwe branch register or Ashanti ZDRs listed on the ZSE, AngloGold has applied to the Reserve Bank of Zimbabwe for approval to establish the AngloGold Ashanti Zimbabwe Share Trust. If the Reserve Bank of Zimbabwe gives such approval prior to the Effective Date, AngloGold Ashanti will enter into the AngloGold Ashanti Zimbabwe Share Trust Deed with Standard Chartered Bank (Zimbabwe) Limited as trustee (or such other trustee as may be approved by the Reserve Bank of Zimbabwe) that will govern the terms and conditions of the AngloGold Ashanti Zimbabwe Share Trust and the obligations of the trustee. The trustee will hold in trust all of the New AngloGold Ashanti Shares and New AngloGold Ashanti ADSs issued as consideration to holders of Ashanti ZDRs and holders of Ashanti Shares on the Zimbabwe register immediately prior to the Effective Date.
On receipt of such shares and/or cash consideration in lieu of fractional entitlements in terms of the Scheme and, on the instructions of AngloGold, the trustee will issue to such holders of Ashanti Shares and/or Ashanti ZDRs certificates representing their entitlement to AngloGold Ashanti Shares and/or AngloGold Ashanti ADSs, on the terms and conditions set out in the Deed.
If the Reserve Bank of Zimbabwe approves the AngloGold Ashanti Zimbabwe Share Trust, a copy of the AngloGold Ashanti Zimbabwe Share Trust Deed will be available for inspection until the Effective Date at the offices of Imara Edwards Securities at Club Chambers, Nelson Mandela Avenue, PO Box 1475, Harare, Zimbabwe and at Block 4, Tendeseka Office Park, Samora Machel Avenue, Harare, Zimbabwe; the Ashanti ZDR Depositary at 3rd Floor, Unity Court, 64 Kwame Nkrumah Avenue, Harare, Zimbabwe; Kantor & Immerman, McDonald House, 10 Selous Avenue, Harare, Zimbabwe and the Zimbabwean Registrar at 5th Floor, Zimbank House, 46 Speke Avenue, PO Box 2540, Harare, Zimbabwe.

If approval of the Reserve Bank of Zimbabwe is not received prior to the Effective Date, the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs will be issued directly to Ashanti Shareholders on the Zimbabwe branch register or holders of Ashanti ZDRs.
Each recipient of the New AngloGold Ashanti Shares, New AngloGold Ashanti ADSs or certificates issued pursuant to the AngloGold Ashanti Zimbabwe Share Trust Deed must satisfy himself as to the full observance of the laws of Zimbabwe, regarding the ownership, dealing in and or transfer of the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs, including obtaining any requisite exchange control or other approvals, and observing any other formalities and paying any taxes or duties due in respect thereof.
On the Effective Date, Ashanti will become a wholly-owned subsidiary of AngloGold. Accordingly the ZSE has granted approval for the termination of the listing of Ashanti Shares on the ZSE at the close of trading on the day before the Effective Date. AngloGold is not listed on the ZSE.
Recipients of the New AngloGold Ashanti Securities who are resident in Zimbabwe are strongly urged to consult their professional advisers or bankers prior to the dealing in, transfer or sale of the New AngloGold Ashanti Securities.
Canada
The distribution of the New AngloGold Ashanti Shares to be issued pursuant to the Scheme in Canada is being made pursuant to an exemption from the requirement that AngloGold or AngloGold Ashanti prepare and file a prospectus with the relevant Canadian securities regulatory authorities. Accordingly, any resale of the New AngloGold Ashanti Shares must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resale to be made in accordance with exemptions from registration and prospectus requirements. Purchasers are advised to seek legal advice prior to any resale of the New AngloGold Ashanti Shares.
19. AMENDMENT TO THE ASHANTI GDS DEPOSIT AGREEMENT
The Ashanti GDS Deposit Agreement is in the process of being amended and restated. For existing holders of Ashanti GDSs, such amendment will become effective 30 days following the notification of such amendment by the Ashanti GDS Depositary. The purpose of the amendment is to facilitate the delivery of the consideration to which holders of Ashanti GDSs will be entitled under the terms of the Merger. Holders of Ashanti GDSs will also be notified that if the Scheme becomes effective the Ashanti GDS Deposit Agreement will terminate on the Effective Date.
Each holder of an Ashanti GDS, on the day 30 days following publication of the notice by the Ashanti GDS Depositary shall be deemed, by continuing to hold Ashanti GDSs, to consent and agree to the proposed amendments and to be bound by the terms of the Ashanti GDS Deposit Agreement as amended. A form of the amended Ashanti GDS Deposit Agreement has been filed with the SEC as an exhibit to the Registration Statement on Form F-6 for Ashanti and is on display at the addresses set out in paragraph 15 of Part VII of this document.
Following the Effective Date, under the terms of the Merger, holders of Ashanti GDSs will receive New AngloGold Ashanti ADSs (unless they elect to receive New AngloGold Ashanti Shares, in which case such holders of Ashanti GDSs will be deemed to have made an irrevocable instruction to the Ashanti GDS Depositary to release the underlying deposited securities on the Effective Date). The New AngloGold Ashanti ADSs will be governed by the AngloGold ADS Deposit Agreement. A comparison of the rights of a holder of Ashanti GDSs and a holder of New AngloGold Ashanti ADSs is set out in paragraph 8 of Part VII of this document and additional information on the terms of the AngloGold ADS Deposit Agreement is set out in the AngloGold Ashanti Information Memorandum.
20. TERMINATION OF THE ASHANTI ADI DEED POLL
Holders of Ashanti ADIs are hereby notified that the Ashanti ADI Deed Poll will terminate immediately prior to the Record Time and that accordingly no dealings in Ashanti Shares through CREST will be possible from that time. At the Record Time, the Ashanti ADI Depositary will deliver the Ashanti Shares underlying each Ashanti ADI to holders in accordance with section 14.3 of the Ashanti ADI Deed Poll and each holder will be entered on the Ashanti Register as an Ashanti Shareholder (although no share certificates will be despatched to holders of Ashanti ADIs). On the Effective Date, each holder of an Ashanti ADI will therefore be entitled under the Scheme to receive New AngloGold Ashanti Shares or, if they so elect, New AngloGold Ashanti ADSs in each case on the basis of the Share Exchange Ratio.

21. AMENDMENT TO THE ASHANTI ZDR DEPOSITARY AGREEMENT
Holders of Ashanti ZDRs are hereby notified that the Ashanti ZDR depositary agreement will be amended following the publication of this document to enable the Ashanti ZDR Depositary to process a holder's election to receive New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs (as the case maybe) on the Effective Date. A form of the amended Ashanti ZDR depositary agreement is on display at the addresses set out in paragraph 15 of Part VII of this document.
22. ACTION TO BE TAKEN - FORMS OF PROXY AND VOTING INSTRUCTION FORMS
The Merger requires the approval by Ashanti Shareholders of the Scheme at the Scheme Meeting and of the special resolution to be proposed at the Extraordinary General Meeting. It is important that for the Scheme Meeting as many votes as possible are cast so that the High Court may be satisfied that there is a fair representation of Ashanti Shareholder opinion.
You are therefore strongly urged to sign and return your forms of proxy and Voting Instruction Forms as soon as possible. If the Scheme becomes effective, it will be binding on all holders of Ashanti Securities, including any holder who did not vote (in person, by proxy or through the relevant depositary) to approve the Scheme.
The Merger is not conditional upon the approval of the ordinary resolution required to de-list Ashanti from the GSE. In order for the de-listing of Ashanti from the GSE to take place however, the approval of such resolution is required.
Further details regarding completion of the forms of proxy and the Voting Instruction Forms are provided in the notes to those documents. Please ensure that all relevant sections of each form are completed. Failure to complete relevant parts or to ensure that properly endorsed and executed forms are received by the relevant registrar or depositary by the time indicated on the form may mean that your votes cannot be counted.
Holders of Ashanti Shares
Ashanti Shareholders will find enclosed with this document a BLUE and a YELLOW form of proxy. The BLUE form of proxy is to be used in connection with the Scheme Meeting and the YELLOW form of proxy is to be used in connection with the Extraordinary General Meeting. Whether or not you intend to attend the Meetings in person, please complete both forms of proxy and sign and return them to the relevant Registrar being: the Ghanaian Registrar, the UK Transfer Agent of the International Registrar or the Zimbabwean Registrar. Your forms of proxy should be completed and returned as soon as possible and in any event so as to be received not later than 3 p.m. on 6 April 2004. Forms of proxy for the Extraordinary General Meeting will be invalid if received after this time. If forms of proxy for the Scheme Meeting are not lodged by this time they may be handed to the Chairman of the Scheme Meeting at the Scheme Meeting. Completion and return of the form of proxy will not affect your right to attend and vote at the Scheme Meeting or the Extraordinary General Meeting in person (in substitution for your proxy vote(s)) if you so wish.
Holders of Ashanti GDSs
Ashanti GDS holders will find enclosed with this document a GREEN and a WHITE Voting Instruction Form. The GREEN Voting Instruction Form is to be used in connection with the Scheme Meeting and the WHITE Voting Instruction Form is to be used in connection with the Extraordinary General Meeting. You should complete both Voting Instruction Forms in accordance with the instructions thereon and return them through your broker/custodian, in accordance with normal voting procedures, so that they are received by the Ashanti GDS Depositary by 11.30 a.m. (New York Time) on 2 April 2004 at the address specified on the relevant voting form. If your Voting Instruction Forms have not been received by the Ashanti GDS Depositary by this time, your vote will not be counted.
Holders of Ashanti ADIs
Holders of Ashanti ADIs will find enclosed with this document a PINK and an ORANGE Voting Instruction Form. The PINK Voting Instruction Form is to be used in connection with the Scheme Meeting and the ORANGE Voting Instruction Form is to be used in connection with the Extraordinary General Meeting. You should complete both Voting Instruction Forms in accordance with the instructions thereon and return them through your broker/custodian, in accordance with normal voting procedures, so that they are received by the

Ashanti ADI Depositary by 5.30 p.m. (London time) on 2 April 2004 at the address specified on the relevant voting form. If your Voting Instruction Forms have not been received by the Ashanti ADI Depositary by this time, your vote will not be counted.
Holders of Ashanti ZDRs
Holders of Ashanti ZDRs will find enclosed with this document a BROWN and a PURPLE Voting Instruction Form. The BROWN Voting Instruction Form is to be used in connection with the Scheme Meeting and the PURPLE Voting Instruction Form is to be used in connection with the Extraordinary General Meeting. You should complete both Voting Instruction Forms in accordance with the instructions thereon and return them through your broker/custodian, in accordance with normal voting procedures, so that they are received by the Ashanti ZDR Depositary by 6.30 p.m. (Harare time) on 2 April 2004 at the address specified on the relevant voting form. If your Voting Instruction Forms have not been received by the Ashanti ZDR Depositary by this time, your vote will not be counted.
23. ACTION TO BE TAKEN - FORMS OF ELECTION
Ashanti Securityholders are, in certain circumstances, given the opportunity to elect to receive an alternative form of AngloGold Security following completion of the Merger by completing a Form of Election. Ashanti Securityholders are advised to read paragraph 5 above which contains details of the action they should take concerning such Forms of Election.
Further information on completion of the Forms of Election is provided in the notes to those forms. Please ensure that all relevant sections of each form are completed. Failure to complete relevant parts or to ensure that properly endorsed and executed forms are received by the Transfer Agent or its representative or the Ashanti GDS Depositary, as applicable, by the time indicated on the form may mean that your election cannot be accepted.
All Forms of Election should be completed and returned so as to be received by 4.30 p.m. (GMT) on 21 April 2004. Forms of Election received after that time will not be valid.
24. ACTION TO BE TAKEN - IF TRAVELLING TO GHANA
For the purpose of attending the Scheme Meeting, the Extraordinary General Meeting and/or the Court Hearing, certain non-Ghanaian residents will require a visa to enter Ghana and a valid certificate of immunisation (dated a minimum of ten days before arrival in Ghana) against Yellow Fever.
For UK and US citizens travelling to Ghana, a visa application may be submitted by mail to the Ghana High Commission in London (in the case of UK citizens) and the Embassy of Ghana in Washington D.C. (in the case of US citizens) and is usually processed and granted within three business days in the US and within four business days in the UK. Attached as Part X to this document is an invitation that will satisfy the requirements of the Ghana High Commission in London and the Embassy of Ghana in Washington D.C. to receive a business visa to enter Ghana in order to attend the Scheme Meeting, the Extraordinary General Meeting and/or the Court Hearing.
The information to be given in the application includes the applicant's name, date and place of birth, profession, passport number, the date of issuance and expiration date of the passport, the place of embarkation and the date of arrival in Ghana, the duration of the stay, the purpose of the visit and the applicant's telephone number and address details while in Ghana.
Ashanti Securityholders who are residents of countries other than the UK or the US should consult the nearest Ghanaian Consulate or Embassy in order to receive information on visa and other requirements on entering Ghana.
25. FURTHER INFORMATION
The terms of the Scheme are set out in full in Part VI of this document. Additional information on Ashanti, AngloGold and the Combined Group is set out in the AngloGold Ashanti Information Memorandum and the Listing Particulars. Particulars of documents available for inspection are given in paragraph 15 of Part VII of this document.

PART V: CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE MERGER
The Merger can only become effective if all the conditions to the implementation of the Scheme have been satisfied (or waived) in accordance with paragraph 4 of this Part V.
The Scheme will become effective upon the delivery of the Court Order to the Registrar of Companies for registration and publication in the Gazette. Unless the Scheme becomes effective by not later than 31 May 2004 or such later date as AngloGold and Ashanti may agree and the High Court may permit, the Scheme will not become effective and the Merger will not proceed.
The conditions that must be satisfied (or waived) for the Scheme to be implemented are set out below:
1.
The Scheme is conditional upon:
1.1
the approval of the Scheme by not less than three-fourths of the votes cast by holders of Ashanti Shares present at the Scheme Meeting in person or by proxy and entitled to vote;
1.2
(i) the confirmation of the Scheme by the High Court and (ii) the delivery of an office copy of the Court Order to the Registrar of Companies;
1.3
in the event that the No-Action Letter is not received, the Registration Statement having been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement having been issued by the SEC and no proceeding for that purpose having been initiated by the SEC;
1.4
(i) the admission to the Official List of the UKLA of the New AngloGold Ashanti Shares having become effective in accordance with the UKLA Listing Rules, and the admission of the New AngloGold Ashanti Shares to trading on the LSE's market for listed securities having become effective, or the UKLA having agreed and confirmed its decision to admit the New AngloGold Ashanti Shares to the Official List of the UKLA, and the LSE having agreed to admit the New AngloGold Ashanti Shares to trading subject only to (A) the allotment of the New AngloGold Ashanti Shares and/or (B) the Scheme having become effective in all respects, and (ii) the New AngloGold Ashanti Shares to be issued in the Scheme having been authorised for listing on the JSE, authorised for listing on the NYSE, subject to official notice of issuance, authorised for listing on the GSE, approved for official quotation by the ASX, and approved for official quotation by the Euronext Paris;
1.5
no Governmental Authority having taken, instituted or implemented any action, proceeding, suit, investigation, enquiry, decision or order that would prohibit or prevent the consummation of the Scheme or otherwise make the Scheme or its implementation void, illegal or unenforceable; and
1.6
the receipt by AngloGold of the approval of the Bank of Ghana for the issuance of New AngloGold Ashanti Shares to members of Ashanti resident in Ghana.
2.
The Merger will also be conditional upon, and accordingly, the necessary action to make the Scheme effective will not be taken, unless the following conditions are satisfied or waived by AngloGold on the basis described in paragraph 4 below:
2.1
the approval of the Special Resolution by the requisite vote of the members of Ashanti at the Extraordinary General Meeting;
2.2
no amendment or modification of any of the terms and conditions of the Scheme in a manner detrimental to AngloGold without the prior written consent of AngloGold;

2.3
the warranties of Ashanti contained in the Transaction Agreement being true and correct as of the Confirmation Date as though made on and as of the Confirmation Date;
2.4
the performance or compliance by Ashanti in all material respects with the covenants required by the Transaction Agreement to be performed or complied with by Ashanti prior to the Confirmation Date;
2.5
Ashanti not having commenced a rights offering for Ashanti Shares or other securities of Ashanti;
2.6
the European Commission having either:
2.6.1 indicated that the Scheme and its implementation does not give rise to a concentration falling within the scope of Council Regulation (EEC) 4064/89 concerning the control of concentrations between undertakings, as amended (the "EC Merger Regulation"); or
2.6.2 taken a decision, without imposing any conditions or obligations that are not reasonably satisfactory to AngloGold under Article 6(1)(b) or Article 8(2) of the EC Merger Regulation, declaring the Scheme or its implementation compatible with the common market, or being deemed to have done so under Article 10(6) of the EC Merger Regulation; or
2.6.3 referred the whole or part of the Scheme or its implementation to the competent authorities of one or more member states of the European Union under Article 9(3) of the EC Merger Regulation or having been deemed to have done so under Article 9(5) of the EC Merger Regulation; and
(a) each such authority having granted a clearance without imposing any conditions or obligations that are not reasonably satisfactory to AngloGold in respect of all of those parts of the Scheme or its implementation that were referred to it, or being deemed to have granted such a clearance; and
(b) the requirements of paragraph 2.6.2 above being satisfied with respect to any part not referred to the competent authority of any member state of the European Union;
2.7
receipt by AngloGold and Ashanti of the approval from either the Competition Commission in terms of Section 14(1) of the Competition Act, 1998 (Act 89 of 1998) (as amended) of the Republic of South Africa (the "SA Competition Act"), the Competition Tribunal in terms of Section 15(2) of the SA Competition Act or the SA Competition Appeal Court in terms of Section 17 of the SA Competition Act which is unconditional or which only requires disposal of (i) Tameng or (ii) other businesses, assets and properties (other than the Savuka property) with an aggregate value of less than US$50 million;
2.8
receipt of the following approvals of Governmental Authorities and third party consents:
2.8.1 receipt of all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals of Governmental Authorities (other than antitrust or merger control authorities) and third parties required to be obtained in Guinea, Tanzania and Zimbabwe to implement the Merger (collectively, the "Mining Approvals") that are identified and with respect to which applications are filed, or requests made, by AngloGold on or before 10 February 2004, it being understood by the parties that, if any Mining Approval is not identified, and an application or request made, on or before such date, the receipt of such Mining Approval shall be deemed to be waived by AngloGold.
2.8.2 receipt of all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals of Governmental Authorities (other than antitrust or merger control authorities and other than Mining Approvals) or third parties required to be obtained to implement the Merger (collectively, the "General Approvals") that are identified and with respect to which applications are filed, or requests made, by AngloGold on or before 10 February 2004, it being understood by the parties that, if any General Approval is not identified, and an application or request made, on or before such date, the receipt of such General Approval shall be deemed to be waived by AngloGold for the purpose of these conditions.

On 10 February 2004, AngloGold notified Ashanti that for the purposes of 2.8.1 and 2.8.2 above the Mining Approvals and General Approvals that have been identified and with respect to which applications have been filed, or requests made, by AngloGold are as follows:
(a) consent of the Minister of Natural Resources, Energy and the Environment, The Republic of
Guinea, in respect of the implementation of the Scheme and the transfer of ownership of Societe Ashanti Goldfields de Guinee S.A. to the Combined Group; and
(b) consent of the Minister for Energy and Minerals, Tanzania, in respect of the implementation of the Scheme and in respect of the holding by the Combined Group of certain specified licences that Ashanti currently holds in Tanzania.
2.8.3  receipt of any required consents under AngloGold's US$600 million unsecured syndicated loan facility dated 27 February 2002 and AngloGold's US$400 million unsecured syndicated loan facility dated 3 May 2001 to implement the Merger.
2.8.4  receipt of comfort acceptable to AngloGold (acting reasonably) that an event of default will not occur under Ashanti's US$200 million revolving credit facility dated 28 June 2002 upon the consummation of the Merger.
2.8.5  waiver by the Majority Lenders (as defined under the terms of Ashanti's US$200 million revolving credit facility) of (i) the relevant provisions of Ashanti's US$200 million revolving credit facility to enable AngloGold to provide funding to Ashanti after the Effective Date by way of subordinated shareholder loans (subordinate to the rights of the syndicate banks under that facility) and (ii) the provisions requiring completion of a rights offering.
2.8.6  receipt of any approval of the South African Reserve Bank required to implement the Merger and the funding requirements for purposes of the Transaction Agreement; and
2.8.7  subject to paragraph 2.2 above, any condition to the Scheme imposed by the High Court.
2.9
other than as set forth in paragraph 2.16 or 2.8 of this Part V, all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals necessary to implement the Merger having been obtained from any appropriate Governmental Authority (other than any antitrust or merger control authority) or from any third party with whom any member of the Ashanti Group has entered into contractual arrangements (in each case, where the absence of any such authorisation, order, grant, consent, clearance, certificate, licence, permission, waiver or approval would have an Ashanti Material Adverse Effect) and such authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals remaining in full force and effect and there being no intimation of any intention to revoke or not renew, or to withdraw, suspend, withhold, modify or amend any of these (in each case, where such revocation, failure to renew, withdrawal, suspension, withholding, modification or amendment would have an Ashanti Material Adverse Effect) and all necessary legal, statutory or regulatory obligations or court orders or judgements in any jurisdiction in respect of the Scheme or the Merger having been complied with (other than as would not have an Ashanti Material Adverse Effect);
2.10  no Governmental Authority having taken, instituted, implemented or threatened any action, proceeding, suit, investigation, enquiry, decision or order that could or might:
2.10.1  require the divestiture by any member of the AngloGold Group or any member of the Ashanti
Group of all or any portion of their respective businesses, assets or properties other than (A) Tameng or (B) other businesses, assets and properties (other than the Savuka property) with an aggregate value of less than US$50 million, or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof; or
2.10.2   require, prevent or delay the transfer of any Ashanti Shares to AngloGold in accordance with the
Transaction Agreement;

2.11
except as set forth in the corresponding section of the Ashanti Disclosure Schedule (or other section of the Ashanti Disclosure Schedule referring to Annex A of the Transaction Agreement) or as would not have an Ashanti Material Adverse Effect, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Ashanti Group is a party or by or under which any of its assets may be bound, entitled or subject, that as a result of the Merger could or might result in:
2.11.1
any monies borrowed by, or any other indebtedness or liability (actual or contingent) of, any member of the Ashanti Group, being repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date;
2.11.2
any such agreement, arrangement, licence, permit or other instrument being breached, terminated or adversely modified or affected, or any obligation or liability arising thereunder;
2.11.3 any assets or interests of any member of the Ashanti Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, in each case, otherwise than in the ordinary course of business;
2.11.4 the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Ashanti Group or any such mortgage, charge or security interest being enforced;
2.11.5 the rights, liabilities, obligations or interest of any member of the Ashanti Group in, or the business of any member of the Ashanti Group with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;
2.11.6 the value of any member of the Ashanti Group or its financial or trading position or prospects being prejudiced or adversely affected;
2.11.7 any member of the Ashanti Group ceasing to be able to carry on business under any name under which it currently does so; or
2.11.8 the creation of any liability, actual or contingent, by any member of the Ashanti Group;
2.12 AngloGold not having discovered on or after the date of the Transaction Agreement (and, for purposes of this condition, any matter set forth in the corresponding section of the Ashanti Disclosure Schedule (or other section of the Ashanti Disclosure Schedule referring to Annex A of the Transaction Agreement) shall be deemed to have been previously discovered by AngloGold):
2.12.1 any adverse financial, business or other information in relation to circumstances existing prior to the date of the Transaction Agreement that has not been disclosed in any document filed with the SEC to which access is publicly available or publicly announced through the Regulatory News Service of the LSE by any member of the Ashanti Group prior to such date and that would have an Ashanti Material Adverse Effect;
2.12.2 that any member of the Ashanti Group is subject to any liability (contingent or otherwise) that has not been disclosed or reflected in the documents filed by Ashanti with the GSE, UKLA or SEC prior to the date of the Transaction Agreement and that would have an Ashanti Material Adverse Effect;
2.12.3 that any financial, business or other information that has been disclosed in any document filed with the SEC to which access is publicly available or publicly announced through the Regulatory News Service of the LSE by any member of the Ashanti Group prior to the date of the Transaction Agreement contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein complete and not misleading, and that would have an Ashanti Material Adverse Effect;

2.12.4
that any member of the Ashanti Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste of hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission by any such member (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of such member of the Ashanti Group and that would have an Ashanti Material Adverse Effect; or
2.12.5
that there is any liability (actual or contingent) of any member of the Ashanti Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by such member of the Ashanti Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and that would have an Ashanti Material Adverse Effect;
2.13
since 31 December 2002 (and other than as disclosed in the accounts for the year then ended or in any document filed with the SEC to which access is publicly available or publicly announced through the Regulatory News Service of the LSE by Ashanti prior to the date of the Transaction Agreement) there not having been:
2.13.1  any Ashanti Material Adverse Effect;
2.13.2
any litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Ashanti Group is a party (whether as a plaintiff, defendant or otherwise) that, if adversely determined, would have an Ashanti Material Adverse Effect; or
2.13.3
any steps taken that are likely to result in the withdrawal, cancellation, termination or modification of any licence, lease, permit or other approval held by any member of the Ashanti Group that is necessary for the proper conduct of its businesses where such withdrawal, cancellation, termination or modification would have an Ashanti Material Adverse Effect;
2.14
other than as disclosed in any document filed with the SEC to which access is publicly available or publicly announced through the Regulatory News Service of the LSE by Ashanti prior to the date of the Transaction Agreement, no member of the Ashanti Group having, since 31 December 2002:
2.14.1
issued, authorised or proposed the issue of additional shares of any class of its share capital, or securities convertible into shares of any class of its share capital, or rights, warrants or options to subscribe for, or acquire, any such shares of its share capital or securities convertible into any shares of its share capital (other than pursuant to the exercise of outstanding Ashanti Options or Ashanti Warrants) or purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any shares of any class of its share capital or other securities or reduced any part of its share capital;
2.14.2
recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise (other than between Ashanti and an Ashanti Subsidiary in the ordinary course of business consistent with past practice);
2.14.3
authorised or proposed or announced its intention to propose any acquisition or disposition of assets or shares for consideration in excess of US$50 million in the aggregate;
2.14.4
issued, authorised or proposed the issue of any debentures or, other than in the ordinary course of business or pursuant to a transaction between Ashanti and a wholly-owned Ashanti Subsidiary, incurred or increased any indebtedness (excluding any increase in indebtedness following a drawdown under the existing US$200 million revolving credit facility for working capital purposes) or contingent liability other than contingent liabilities that would not have an Ashanti Material Adverse Effect;

2.14.5
implemented, effected, proposed, authorised or announced its intention to effect, any reconstruction, amalgamation, scheme, merger, consolidation, combination, commitment, change in share or loan capital or other transaction or arrangement (other than the Scheme or the Merger or in respect of any New AngloGold Ashanti Shares issued pursuant to any Ashanti Option or Ashanti Warrants);
2.14.6
other than the Service Agreement between Ashanti Capital Limited and Sam Esson Jonah dated 28 February 2003 and the normal annual salary and other related increases and extensions in accordance with past remuneration policies, entered into or materially varied or made any offer to enter into or materially vary the terms of any agreement, contract, commitment or arrangement to an extent that is material with any director or executive officer of any member of the Ashanti Group;
2.14.7
except as permitted by the other subparagraphs of this paragraph 2.14 and other than any transaction between Ashanti and a wholly-owned Ashanti Subsidiary, entered into or modified, any contract, transaction, arrangement or commitment (whether in respect of capital expenditures or otherwise) other than in the ordinary course of business, which in the case of mining capital expenditures shall be consistent with the life of mine plans of Ashanti, copies of which were provided to AngloGold prior to the date of the Transaction Agreement;
2.14.8
other than in respect of any member of the Ashanti Group that is dormant and was solvent at the relevant time, taken any corporate action or had any legal proceedings instituted against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets for revenues or any analogous proceedings in any jurisdiction or had any such person appointed;
2.14.9
other than pursuant to the Special Resolution, made any alteration to its Regulations, memorandum or articles of association (or equivalent constitutional documents in respect of overseas jurisdiction of incorporation) that is material to such member of the Ashanti Group;
2.14.10 entered into any contract, transaction or arrangement that would be restrictive on the business of any member of the Ashanti Group, other than in the ordinary course of business and that would not have an Ashanti Material Adverse Effect;
2.14.11 waived or compromised any claim or settled any litigation if such waiver, compromise or settlement would have an Ashanti Material Adverse Effect; or
2.14.12 except as permitted by the other subparagraphs of this paragraph 2.14 or in the ordinary course of business, entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (that remains open to acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;
2.15 the execution and delivery by the Government to AngloGold of the Government Support Deed; and
2.16 (i) the receipt of the approval of Parliament to the form of the Stability Agreement as it relates to
Sections 2.01 through 2.06 thereof; (ii) the execution and delivery of the Stability Agreement by the Government to AngloGold; and (iii) the receipt of all approvals, consents, derogations, waivers, confirmations and undertakings in the form requested prior to 4 August 2003 by AngloGold and Ashanti from the Government and Governmental Authorities in Ghana in connection with the Merger (save whereby any such matters are addressed by the Government Support Deed and the exhibits thereto).
For purposes of the conditions in paragraphs 1 and 2, none of the conditions shall apply to anything done by or in relation to, or having an effect on the Geita mine and/or Cluff Resources Limited and/or any of its subsidiaries.
For purposes of the conditions in paragraph 2, marked-to-market changes in Ashanti's hedge portfolio constituted at the date hereof, as altered in accordance with the Transaction Agreement, that occurred due to changes in general economic and market conditions, will not be taken into account in determining whether such conditions have been satisfied.

3.
The Merger will also be conditional upon, and accordingly, the necessary action to make the Scheme effective will not be taken unless the following conditions are satisfied or waived by Ashanti on the basis described in paragraph 4 below:
3.1
the warranties of AngloGold contained in this Transaction Agreement being true and correct as of the Confirmation Date as though made on and as of the Confirmation Date;
3.2
the performance or compliance by AngloGold in all material respects with covenants required by the Transaction Agreement to be performed or complied with by AngloGold prior to the Confirmation Date.
4.
This paragraph 4 describes the procedure for the waiver of any of the conditions to the Scheme described in paragraphs 1, 2 and 3 of this Part V.
4.1
AngloGold and Ashanti acting together may waive all or any of the conditions contained in paragraphs 1.5 and 1.6 and may modify all or any of the conditions contained in paragraphs 1.1 to 1.4.
4.2
AngloGold reserves the right to waive all or any of the conditions in paragraph 2.
4.3
Ashanti reserves the right to waive all or any of the conditions in paragraph 3.
4.4
If any of the conditions set forth in paragraphs 1.1, 1.3, 2.1, 2.6, 2.7, 2.8 and 2.16 of this Part V have not been satisfied or waived in accordance with this paragraph on or prior to the Advance Meeting, Ashanti will apply to the High Court for a postponement of the Court Hearing until such later date and time as AngloGold and Ashanti reasonably believe is necessary for all such remaining conditions to be satisfied or waived.
4.5
The obligations of AngloGold and Ashanti to consummate the Scheme are subject to the satisfaction or waiver of all the conditions set forth in this Part V (other than the conditions set forth in paragraphs 1.2, 1.4 and 2.2) by no later than 10:00 a.m. (Accra time) on the Confirmation Date, it being understood and agreed that, if a condition has not been satisfied or waived (or deemed to have been waived under paragraph 4.6) by such date and time, nothing herein will oblige either party to waive such condition. If any of the conditions set forth in this Part V (other than the conditions set forth in paragraphs 1.2, 1.4 and 2.2) have not been satisfied or waived (or deemed to have been waived under paragraph 4.6) by 10:00 a.m. (Accra time) on the Confirmation Date, Ashanti must apply to the High Court for a postponement of the Court Hearing until such later date and time as AngloGold and Ashanti reasonably believe that all such remaining conditions will be satisfied or waived.
4.6
AngloGold agrees that by no later than 10:00 a.m. (Accra time) on the Confirmation Date, the conditions set forth in paragraphs 2.3, 2.4, 2.5, 2.9 to 2.15 (inclusive) of this Part V shall be deemed to have been waived by AngloGold unless AngloGold shall have earlier terminated the Transaction Agreement in accordance with its terms. Ashanti agrees that by no later than 10:00 a.m. (Accra time) on the Confirmation Date, the conditions set forth in paragraphs 3.1 and 3.2 of this Part V shall be deemed to have been waived by Ashanti unless Ashanti shall have earlier terminated the Transaction Agreement in accordance with its terms.
4.7
AngloGold will be entitled to delay its waiver of the condition in paragraph 2.2 until after the High Court has issued the Court Order and, for the avoidance of doubt, the confirmation of the Scheme by the High Court will not oblige AngloGold to waive the condition in paragraph 2.2, it being understood and agreed that Ashanti will not deliver the Court Order to the Registrar of Companies until AngloGold has confirmed its waiver of the condition set forth in paragraph 2.2 to Ashanti by written notice.
After the High Court has confirmed the Scheme the only conditions required to be satisfied or, if permissible, waived before the Merger can become effective will be the conditions in paragraphs 1.2(ii), 1.4 and 2.2.

PART VI: THE SCHEME OF ARRANGEMENT
IN THE SUPERIOR COURT OF JUDICATURE
IN THE HIGH COURT OF JUSTICE ACCRA GHANA AD-2004
No. IV/2004
IN THE MATTER OF ASHANTI GOLDFIELDS COMPANY LIMITED
and
IN THE MATTER OF THE COMPANIES CODE 1963 (ACT 179), AS AMENDED
SCHEME OF ARRANGEMENT
(Under Section 231 of the Companies Code 1963 (Act 179), as amended)
between
ASHANTI GOLDFIELDS COMPANY LIMITED
and
THE HOLDERS OF SCHEME SHARES
(as hereinafter defined)

PRELIMINARY
1.
DEFINITIONS
1.1 In this Scheme (as hereinafter defined), unless the context otherwise requires or otherwise expressly provided hereafter, the following expressions shall bear the following meanings:
"AngloGold"
AngloGold Limited, a company incorporated with limited liability under the laws of the Republic of South Africa with registration number 1944/017354/06;
"AngloGold ADSs"
the American depositary shares of AngloGold, each of which represents one AngloGold Share deposited with the AngloGold ADS Depositary;
"AngloGold ADS Depositary"
The Bank of New York (or such other person as may from time to time be appointed) acting in its capacity as depositary for the AngloGold ADSs and the New AngloGold ADSs;
"AngloGold GhDSs"
the new Ghanaian depositary shares of AngloGold, 100 of which shall represent one AngloGold Share deposited with the AngloGold GhDS Depositary, required to be issued pursuant to clause 4.1 of this Scheme;
"AngloGold GhDS Depositary"
NTHC Limited (or such other person as may from time to time be appointed), acting in its capacity as depositary for the AngloGold GhDSs;
"AngloGold Shares"
the ordinary shares with a par value of ZAR0.25 each in the capital of AngloGold;
"AngloGold Zimbabwe
the trust pursuant to which New AngloGold Shares and New AngloGold ADSs
Share Trust"
to be received under the Scheme by Ashanti Shareholders on the Ashanti Zimbabwe Register will be held for the benefit of such persons on the terms of the AngloGold Ashanti Zimbabwe Share Trust Deed;
"AngloGold Ashanti Zimbabwe
the trust deed to be entered into, if approved by the Reserve Bank of
Share Trust Deed"
Zimbabwe, between AngloGold and Standard Chartered Bank (Zimbabwe) Limited (or such other trustee as may be approved by the Reserve Bank of Zimbabwe) which contains the terms and conditions of the AngloGold Zimbabwe Share Trust;
"Ashanti"
Ashanti Goldfields Company Limited, a company incorporated with limited liability under the laws of the Republic of Ghana with registered number 7094;
"Ashanti GDSs"
the global depositary securities of Ashanti, each of which represents one Ashanti Share deposited with the Ashanti GDS Depositary;
"Ashanti GDS Depositary"
The Bank of New York (or such other person as may from time to time be appointed) acting in its capacity as depositary for the Ashanti GDSs;
"Ashanti GDS Nominee"
the nominee appointed by the Ashanti GDS Depositary to hold the Ashanti Shares underlying the Ashanti GDSs;
"Ashanti Principal Register"
the principal register of members of Ashanti maintained in Accra, Ghana by the Ghanaian Registrar;
"Ashanti Register"
the Ashanti Principal Register, the international register of members of Ashanti maintained in Jersey by the International Registrar and the Ashanti Zimbabwe Register;
"Ashanti's Registrars"
the Ghanaian Registrar, the International Registrar and the Zimbabwean Registrar and "Ashanti Registrar" shall mean any one of them;

"Ashanti Shares"
the ordinary shares of no par value in the capital of Ashanti;
"Ashanti ZDRs"
Zimbabwe depositary receipts of Ashanti, each of which represents one one-hundredth of an Ashanti Share deposited with the Ashanti ZDR Depositary;
"Ashanti ZDR Depositary"
Temple Assets (Private) Limited (or such other person as may be appointed from time to time) acting in its capacity as depositary for the Ashanti ZDRs;
"Ashanti Zimbabwe Register"
the branch register of members of Ashanti maintained in Zimbabwe by the Zimbabwean Registrar;
"Branch Register"
the AngloGold register to be maintained in Ghana by NTHC Limited;
"business day"
a day (other than a Saturday, Sunday or public holiday) on which banks are open for business in Accra, Johannesburg, London and New York;
"Court Hearing"
the hearing by the High Court of the application to confirm the Scheme;
"Companies Code"
the Ghana Companies Code 1963 (Act 179), as amended;
"Court Order"
the order of the High Court confirming the Scheme pursuant to section 231(4) of the Companies Code;
"Effective Date"
the date on which this Scheme becomes effective in accordance with its terms;
"Election Return Date"
21 April 2004, or such later date or dates as may be publicly announced by Ashanti, such announcement being made not less than seven days prior to a date that would otherwise be an Election Return Date;
"Election Return Time"
4.30 p.m. (GMT) on the Election Return Date;
"Form of Election"
the form on which relevant holders of Scheme Shares may make elections to receive alternative consideration under the terms of the Scheme;
"Ghanaian Registrar"
NTHC Limited, Martco House, off Kwame Nkrumah Avenue, PO Box K1A 9563 Airport, Accra, Ghana (or such other person as may from time to time be appointed as registrar in their place);
"GMT"
Greenwich Mean Time;
the "Government"
the Government of the Republic of Ghana;
"Hearing Date"
the date of the hearing by the High Court of the application to confirm this Scheme;
"High Court"
the High Court of the Republic of Ghana;
"International Registrar"
Capita IRG Offshore Limited of PO Box 378, St Helier, Jersey JE4 0FF Channel Islands (or such other person as may from time to time be appointed as registrar in their place) and the UK Transfer Agent of the International Registrar is Capita IRG Plc of Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, United Kingdom;
"New AngloGold ADSs"
the new American depositary shares of AngloGold, each of which shall represent one New AngloGold Share deposited with the AngloGold ADS Depositary, required to be issued pursuant to clause 4.1 of this Scheme;
"New AngloGold Securities"
the New AngloGold Shares and/or the New AngloGold ADSs and/or the AngloGold GhDSs, as the case may be, and "New AngloGold Security" shall mean any one of them;

"New AngloGold Shares"
the new AngloGold Shares required to be allotted and issued by AngloGold pursuant to clause 4.1 of this Scheme;
"NYSE"
the New York Stock Exchange, Inc.;
"Record Time"
4.30 p.m. (GMT) on the business day immediately preceding the Effective Date;
"Scheme"
this scheme of arrangement in its present form or with or subject to any modification, addition or condition which the High Court may approve or impose and, if detrimental to AngloGold, to which AngloGold consents;
"Scheme Document"
the document to be sent to holders of Ashanti Shares dated 3 March 2004 of which this Scheme forms part;
"Scheme Meeting"
the meeting of the holders of the Scheme Shares convened by order of the High Court pursuant to Section 231 of the Companies Code to consider and, if thought fit, to approve this Scheme, including any adjournment thereof;
"Scheme Shares"
(a) the Ashanti Shares in issue at the date of this document (other than any such Ashanti Shares registered in the name of AngloGold or held in treasury by Ashanti);
(b) any Ashanti Shares issued after the date of this document and prior to the
Voting Record Time;
(c) any Ashanti Shares issued at or after the Voting Record Time and prior to the Record Time either on terms that the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme;
"Share Exchange Ratio"
has the meaning given to such term in clause 2.1 of this Scheme;
"South African Register"
the register of AngloGold shareholders maintained by Computershare Limited of Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa (or such other person as may from time to time be appointed as registrar in their place);
"STRATE"
Share Transactions Totally Electronic, an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically, which is managed by STRATE Limited a company incorporated under the laws of the Republic of South Africa with registration number 1998/022242/06;
"Transaction Agreement"
the transaction agreement entered into between AngloGold and Ashanti dated 4 August 2003 and amended on 2 September 2003, 23 September 2003, 29 October 2003, 13 November 2003 and 12 December 2003;
"Transfer Agent"
Computershare Limited in its capacity as transfer agent for AngloGold in connection with the Scheme;
"Voting Record Time"
4.30 p.m. (GMT) on the business day immediately preceding the date of the Scheme Meeting;
"ZAR"
South African rand, the official currency of the Republic of South Africa; and
"Zimbabwean Registrar"
Syfrets Corporate and Merchant Bank of 5th Floor, Zimbank House, 46 Speke Avenue, PO Box 2540, Harare, Zimbabwe (or such other person as may from time to time be appointed as registrar in their place).

1.2
Interpretation
1.2.1  references to paragraphs are to paragraphs of this Scheme;
1.2.2 references to a "person" include references to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;
1.2.3 references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;
1.2.4 the singular includes the plural and vice versa and words importing one gender shall include all genders;
1.2.5 headings to paragraphs are for ease of reference only and shall not affect the interpretation of the
Scheme; and
1.2.6 the words "hereof", "herein" and "hereunder" and words of similar import, when used in the
Scheme, refer to the Scheme as a whole and not to any particular provision of the Scheme.
1.3
Ashanti
The authorised share capital of Ashanti at 27 February 2004 comprised 200,000,000 ordinary shares of no par value and one special rights redeemable preference share. As at such date, 131,186,968 ordinary shares (excluding the ordinary shares held in treasury by Ashanti) and the preference share were issued and outstanding and fully paid, 556,987 of the ordinary shares were held in treasury by Ashanti and the remainder of the ordinary shares remained unissued.
1.4
AngloGold
AngloGold was incorporated in South Africa on 29 May 1944 as Vaal Reefs Exploration and Mining Company Limited and changed its name to AngloGold Limited by a special resolution effective from 30 March 1998. The authorised share capital of AngloGold at 27 February 2004 comprised 400,000,000 ordinary shares of ZAR0.25 each, 2,000,000 A redeemable preference shares of ZAR0.50 each and 5,000,000 B redeemable preference shares of ZAR0.01 each. As at such date, 223,242,042 ordinary shares, 2,000,000 A redeemable preference shares and 778,896 B redeemable preference shares were issued and outstanding and fully paid and the remainder of the ordinary shares and B redeemable preference shares remained unissued.
1.5
Court Hearing
1.5.1 The Court Hearing will be held after the conditions to the implementation of the Scheme set out in
Part V of the Scheme Document (other than the conditions set out in paragraphs 1.2, 1.4 and 2.2 thereof) have been satisfied or, if permissible, waived.
1.5.2  If any of the conditions set out in paragraphs 1.1, 1.3, 2.1, 2.6, 2.7, 2.8 and 2.16 of Part V of the
Scheme Document have not been satisfied or, if permissible, waived on or prior to the sixth business day immediately preceding the scheduled Hearing Date, Ashanti will apply to the High Court for a postponement of the Court Hearing until such later date and time as Ashanti and AngloGold reasonably believe is necessary for all such remaining conditions to be satisfied or, if permissible, waived.
1.5.3  AngloGold has agreed that the conditions to the implementation of the Scheme set out in paragraphs 2.3, 2.4, 2.5 and 2.9 to 2.15 (inclusive) of Part V of the Scheme Document will be deemed to have been waived by AngloGold by no later than 10:00 a.m. (Accra time) on the date on which the Court Order is issued by the High Court unless AngloGold shall have earlier terminated the Transaction Agreement in accordance with its terms.
1.5.4  Ashanti has agreed that the conditions to the implementation of the Scheme set out in paragraphs 3.1 and 3.2 of Part V of the Scheme Document will be deemed to have been waived by Ashanti by no later than 10:00 a.m. (Accra time) on the date on which the Court Order is issued by the High Court unless Ashanti shall have earlier terminated the Transaction Agreement in accordance with its terms.

1.5.5  If any of the conditions to the implementation of the Scheme set out in Part V of the Scheme
Document (other than the conditions set out in paragraphs 1.2, 1.4 and 2.2 thereof) have not been satisfied, waived or deemed to have been waived by 10.00 a.m. (Accra time) on the date on which the Court Order is issued by the High Court, Ashanti will apply to the High Court for a postponement of the Court Hearing until such later date and time as Ashanti and AngloGold reasonably believe is necessary for all such remaining conditions to be satisfied or, if permissible, waived.
1.5.6  AngloGold has agreed to appear by counsel at the Court Hearing and has agreed (i) to be bound by the Court Order subject to this clause 1.5 and (ii) upon the Scheme becoming effective, to execute and do or procure to be executed and done all such documents, acts and things as may be necessary to be executed or done by AngloGold to implement the Scheme in accordance with its terms, in each case subject to this clause 1.5 and the satisfaction or, if permissible, waiver of the conditions to the implementation of the Scheme set out in paragraphs 1.2(ii), 1.4 and 2.2 of Part V of the Scheme Document.
THE SCHEME
1.
TRANSFER OF SCHEME SHARES
1.1
Forthwith and conditional upon the allotment and issue of New AngloGold Securities in accordance with clause 2 of this Scheme and entry in the register of members of AngloGold of the names of the relevant allottees, AngloGold shall acquire the Scheme Shares with effect from the Effective Date free from all liens, charges and encumbrances and together with all rights now or hereafter attached thereto including the right to receive all dividends or other distributions declared, paid or made thereon after the Effective Date. For such purposes:
1.1.1  the Scheme Shares shall be transferred to AngloGold or its nominees and to give effect to such transfers any person may be appointed by AngloGold to execute, as transferor, instruments of transfer in respect of any Scheme Shares and any other deeds or documents necessary for the purpose of effecting such transfer and the registration thereof and every instrument of transfer so executed shall be as effective as if it had been executed by the holder(s) of the Scheme Shares hereby transferred and any stamp duties payable in respect of such instruments of transfer shall be paid by AngloGold and such instruments of transfer shall be accepted for registration and the name(s) of AngloGold or its nominee(s) entered in the Ashanti Register notwithstanding the absence of any share or other relevant certificate being lodged in respect thereof; and
1.1.2  with effect from the Effective Date and pending such registration and the name(s) of AngloGold or its nominee(s) being entered in the Ashanti Register, AngloGold shall be entitled to direct the exercise of any votes attaching to the Scheme Shares and shall be deemed to be authorised by each holder of Scheme Shares to sign any consent to short notice of a general meeting on its behalf and/or to execute a form of proxy in respect of Scheme Shares appointing any person determined by AngloGold to attend general meetings of Ashanti or its members (or any of them) and to exercise the votes attaching to its Scheme Shares on its behalf, and no holder of Scheme Shares shall be entitled to exercise any of such rights without the consent of AngloGold or to appoint a proxy for, or to attend, general meetings of Ashanti convened for a date after the Effective Date.
2.
CONSIDERATION FOR THE TRANSFER OF THE SCHEME SHARES
2.1
In consideration of the acquisition and transfer of the Scheme Shares to be effected pursuant to clause 1 of this Scheme, AngloGold shall, subject to clauses 4.1 and 4.4 of this Scheme and subject as hereinafter provided as regards elections and fractions, allot and issue New AngloGold Shares (and will procure that the AngloGold ADS Depositary and the AngloGold GhDS Depositary, as the case may be, will issue New AngloGold ADSs and AngloGold GhDSs, as appropriate, on and subject to the terms of the relevant deposit agreement) credited as fully paid to the holders of Scheme Shares appearing in the Ashanti Register at the Record Time or as directed in any Forms of Election on the following basis:

For every Scheme Share then held:
0.29 New AngloGold Shares,
0.29 New AngloGold ADSs or,
for Ghanaian residents only, 29 AngloGold GhDSs
and so on in proportion for any other number of Scheme Shares held at the Record Time (the "Share Exchange Ratio").
2.2
Each holder of a Scheme Share on the Ashanti Register at the Record Time resident outside Ghana (other than holders of Scheme Shares resident in the United States) shall receive New AngloGold Shares or, if such holder (other than Capita IRG Trustees Limited in respect of Scheme Shares held on behalf of the Ashanti GDS Nominee) completes and returns a Form of Election prior to the Election Return Time, an equivalent number of New AngloGold ADSs, in each case on the basis of the Share Exchange Ratio.
2.3
Each holder of a Scheme Share on the Ashanti Register at the Record Time resident in the United States shall receive New AngloGold ADSs or, if such holder completes and returns a Form of Election prior to the Election Return Time, an equivalent number of New AngloGold Shares, in each case on the basis of the Share Exchange Ratio.
2.4
Each holder of a Scheme Share on the Ashanti Register at the Record Time resident in Ghana shall receive AngloGold GhDSs or, if such holder completes and returns a Form of Election prior to the Election Return Time, either New AngloGold Shares or an equivalent number of New AngloGold ADSs, in each case on the basis of the Share Exchange Ratio.
2.5
Any and all elections under clauses 2.2 to 2.4 shall be exercised by the completion of a Form of Election sent to the holders of Scheme Shares by or on behalf of Ashanti which shall be executed by the relevant holder of Scheme Shares or his duly authorised agent (or in the case of a body corporate executed under seal or under the hand of an officer or attorney duly authorised) and in the case of joint holders in like manner by or on behalf of all such holders, and to be effective the Form of Election must be completed and returned in accordance with the instructions thereon so as to be received by the Transfer Agent or as otherwise specified on the Form of Election by no later than the Election Return Time. Forms of Election so completed and lodged shall be irrevocable. A holder of Scheme Shares may submit more than one Form of Election and may elect (on different forms of election) in respect of each Scheme Share held for New AngloGold Shares, New AngloGold ADSs or AngloGold GhDSs (as the case may be) provided that the aggregate number of Scheme Shares in respect of which elections are made does not exceed his aggregate holding.
2.6
For the purpose of determining entitlements under clauses 2.2 to 2.4, the relevant share register for the purposes of clause 4.2 or the currency of any cash payment to be made pursuant to clause 4.3.3, the residency of a holder of Scheme Shares shall be determined by reference to the address of such holder of Scheme Shares on the Ashanti Register or, in the case of joint holders, by reference to the address of the first such holder.
2.7
No holder of a Scheme Share shall be entitled to have allotted and issued to him a fraction of a New AngloGold Security and no dividend or distribution with respect to New AngloGold Securities shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of AngloGold. Fractional interests will be dealt with as follows:
2.7.1 each holder of a Scheme Share on the Ashanti Register at the Record Time resident in Ghana that elects to receive New AngloGold Shares or New AngloGold ADSs instead of AngloGold GhDSs shall have the right to receive, in lieu of any fractional entitlement to New AngloGold Shares or New AngloGold ADSs, either:
(a) the number of AngloGold GhDSs equal to the product of such fractional interest multiplied by 100; or
(b) cash, without interest, as described in clause 2.7.2,
Provided that if no election is made, such holder will receive AngloGold GhDSs in lieu of such fractional entitlement; and

2.7.2 each holder of a Scheme Share on the Ashanti Register at the Record Time resident outside
Ghana (or who is resident in Ghana at the Record Time but has made an election to receive cash rather than AngloGold GhDSs) shall be paid, in lieu of any fractional entitlement to New AngloGold Shares or New AngloGold ADSs, an amount in cash, without interest, equal to the product obtained by multiplying (i) such fractional interest to which such holder (after taking into account all fractional interests then held by such holder) would otherwise be entitled by (ii) the volume weighted average of the per share closing prices in US dollars on the NYSE of AngloGold ADSs during the ten consecutive trading days ending on (and including) the trading day immediately preceding the Effective Date.
2.8
The New AngloGold Shares (including the New AngloGold Shares underlying the New AngloGold ADSs or AngloGold GhDSs as the case may be) to be issued pursuant to the Scheme shall rank equally in all respects with all other AngloGold Shares in issue on the Effective Date including the right to receive any dividends made, declared or paid after the Effective Date. The New AngloGold ADSs to be issued pursuant to the Scheme shall rank equally in all respects with all other AngloGold ADSs in issue on the Effective Date and each AngloGold GhDS shall in all material respects be of the same class and have the same rights as one one-hundredth of a currently outstanding AngloGold Share. The New AngloGold Securities will be issued free and clear from all liens, charges, equities and other encumbrances created by AngloGold.
3.
SHARE CERTIFICATES
As from the Effective Date, share certificates representing Scheme Shares will cease to be of value or effect and holders of Scheme Shares who are not required to produce a certificate in accordance with clause 9.2 shall not be obliged to return their certificates to Ashanti or AngloGold.
4.
SETTLEMENT OF CONSIDERATION
4.1
Immediately after the Effective Date, AngloGold shall allot and issue the New AngloGold Shares and as promptly as reasonably practicable thereafter shall effect delivery of the New AngloGold Shares through the Transfer Agent to the holders of Scheme Shares on the Ashanti Register at the Record Time (and in the case of New AngloGold ADSs and AngloGold GhDSs, AngloGold shall allot and issue the appropriate number of New AngloGold Shares to the AngloGold ADS Depositary and the AngloGold GhDS Depositary or their respective custodians and shall cause the AngloGold ADS Depositary and AngloGold GhDS Depositary to issue the relevant New AngloGold ADSs and AngloGold GhDSs to the persons entitled to receive them on and subject to the terms of the relevant deposit agreement) pursuant to this Scheme and such consideration shall be settled as set out in clause 4.3 but subject to clause 4.4.
4.2
Immediately after the Effective Date, AngloGold shall, subject to clause 4.4, enter the name and address of each holder of Scheme Shares as set out in the Ashanti Register at the Record Time:
4.2.1 for holders of Scheme Shares on the Ashanti Register at the Record Time resident in Ghana, in the Branch Register; or
4.2.2 in any other case, in the South African Register,
as the holder of the New AngloGold Shares allotted to that holder of Scheme Shares.
4.3
Settlement of the consideration shall be effected as follows:
4.3.1  subject to clause 4.3.2, the New AngloGold Securities to which any holder of Scheme Shares is entitled shall be issued in certificated form. Definitive certificates shall be despatched as soon as reasonably practicable after the Effective Date and in any event within 10 business days following the Effective Date;
4.3.2  if a holder of Scheme Shares resident in South Africa so elects, the New AngloGold Shares to which such holder of Scheme Shares is entitled shall be issued in uncertificated form through STRATE. AngloGold shall procure that STRATE is instructed to credit the appropriate STRATE stock account of such holder with the number of New AngloGold Shares to which such holder is entitled as soon as reasonably practicable after the Effective Date and in any event within 10 business days following the Effective Date, provided that AngloGold may, in its discretion, settle all or part of such consideration in the manner referred to in clause 4.3.1. If a holder of Scheme Shares resident in the United States so elects, the New AngloGold ADSs to which such holder of Scheme Shares is entitled shall be issued in book-entry form. AngloGold shall procure that the AngloGold ADS Depositary is instructed to credit the relevant brokerage account of such holder with the number of New AngloGold ADSs to which such holder is entitled as soon as reasonably practicable after the Effective Date and in any event within 10 business days following the Effective Date;
4.3.3  settlement of any cash consideration to which a holder of Scheme Shares is entitled shall be effected either: (a) by post, by cheque drawn in local currency on a licensed bank in Ghana, the United Kingdom, the United States or Zimbabwe (where the relevant holder of Scheme Shares has its registered address in such countries) or, in any other case, by a cheque drawn in US dollars on a licensed bank in South Africa; or (b) if practicable, by credit to an account designated by such holder of Scheme Shares; or (c) by such other method as may be approved by the High Court. All such cash payments shall be made in US dollars or, in respect of currencies other than US dollars, shall be converted from US dollars into the national currency of the jurisdiction in which the cheque is drawn using the official or market exchange rate prevailing at the Effective Date. Payments made by cheque shall be payable to the holder of Scheme Shares concerned or, in the case of joint holders, to the holder whose name stands first in the Ashanti Register in respect of the joint holding concerned. Cheques shall be despatched or accounts credited as soon as practicable after the Effective Date and in any event within ten business days of the Effective Date; and
4.3.4  whether a holder of Scheme Shares holds such Scheme Shares in uncertificated form or in certificated form, any cash or AngloGold GhDSs which may be due in respect of fractional entitlements shall be paid or despatched in accordance with clauses 2.7, 4.1 and this clause 4.3 and in any event within ten business days following the Effective Date,
Provided that the foregoing shall not preclude AngloGold from delivering or procuring to be delivered the certificates for the New AngloGold Securities allotted and issued as aforesaid to any such person or persons by a method other than posting subject to the prior agreement of such person or persons.
4.4
The provisions of clause 2 and this clause 4 relating to the allotment and issue of New AngloGold Securities shall be subject to any prohibition or condition imposed by law. If, in the case of any holder of Scheme Shares, the law of a country or territory other than the United States, Canada, Ghana, the United Kingdom, France, Australia or South Africa precludes the allotment and/or issue of New AngloGold Securities pursuant to this clause 4 or precludes it, except after compliance by AngloGold with conditions which AngloGold is, in its opinion, unable to comply or which AngloGold regards as unduly onerous, AngloGold may, in its sole discretion, either:
4.4.1 determine that no New AngloGold Securities shall be allotted and issued to such holder under this clause 4 but shall instead be allotted and issued to a nominee appointed by AngloGold as trustee for such holder on terms that the nominee shall, as soon as practicable following the Effective Date, sell the relevant New AngloGold Securities so allotted and issued at the best price which can reasonably be obtained and shall account for the net proceeds of such sale (after the deduction of all expenses and commissions, including any tax payable thereon) by sending a cheque to such holder of Scheme Shares in accordance with the provisions of clause 4.3.3. In the absence of bad faith or wilful default, none of AngloGold, Ashanti or the nominee (or their respective directors and officers) shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or
4.4.2  determine that such New AngloGold Securities shall be sold, in which event the New AngloGold
Securities shall be issued to such holder and AngloGold shall appoint a person to act pursuant to this clause 4.4.2 and such person shall be authorised on behalf of such holder to procure that any securities in respect of which AngloGold has made such a determination shall, subject to clause 4.1, as soon as practicable following the Effective Date, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any tax payable thereon) shall be paid to such holder by sending a cheque to such holder in accordance with the provisions of clause 4.3.3. To give effect to any such sale, the person so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of AngloGold, Ashanti or the person so appointed (or their respective directors and officers) shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or
4.4.3 in the case of holders of Scheme Shares on the Ashanti Zimbabwe Register, determine that such
New AngloGold Securities be allotted and issued to Standard Chartered Bank (Zimbabwe) Limited as trustee (or such other trustee as may be approved by the Reserve Bank of Zimbabwe) on the terms of the AngloGold Zimbabwe Share Trust if the Reserve Bank of Zimbabwe approves the AngloGold Zimbabwe Share Trust prior to the Effective Date.
5.
VALIDITY OF SUBSISTING MANDATES
All mandates (including any mandates in relation to the payment of dividends) or other instructions in force at the opening of business on the Effective Date relating to Scheme Shares shall, unless and until revoked, be deemed to be valid and subsisting mandates or instructions to AngloGold in respect of the corresponding New AngloGold Shares to be allotted and issued pursuant to this Scheme and/or (unless the form and context of such mandates or other instructions otherwise requires) other AngloGold Shares held by the relevant shareholder from time to time.
6.
THE EFFECTIVE DATE
This Scheme shall become effective as soon as an office copy of the Court Order has been delivered to the Registrar of Companies, who shall register such order and cause the same to be published in the Government Gazette of the Republic of Ghana. Unless the Scheme has become effective on or before 31 May 2004 or such later date, if any, as Ashanti and AngloGold may agree and the High Court may allow, this Scheme shall never become effective.
7.
COSTS
Ashanti is authorised and permitted to pay all costs and expenses relating to the negotiation, preparation and implementation of this Scheme including any costs or fees incurred in connection with the preparation of the report on the fairness of the Scheme as required under section 231(2) of the Companies Code.
8.
MODIFICATION
Ashanti and AngloGold may jointly consent on behalf of all persons concerned to any modification of, or addition to, this Scheme or to any condition which the High Court may think fit to approve or impose. However, AngloGold is under no obligation to consummate the Merger if any of the terms and conditions of the Scheme are modified in a manner detrimental to AngloGold without the prior written consent of AngloGold.
9.
GENERAL
9.1
All deliveries of notices, document of title and cheques required to be made by this Scheme shall be effected by posting the same in pre-paid envelopes (or by such other method as may be approved by the Court) addressed to the persons respectively entitled thereto at their respective addresses as appearing in the Ashanti Register (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the said Ashanti Register in respect of the joint holdings) immediately prior to the date of their despatch or to such other addresses (if any) as such persons may respectively direct in writing. Neither Ashanti nor AngloGold shall be responsible for any loss or delay in the transmission of the notices, documents of title or cheques so posted which shall be posted at the risk of the addressee.
9.2
Prior to the issue of new share certificates to holders of Scheme Shares pursuant to clause 4.3, holders of Scheme Shares who wish to register transfers of the New AngloGold Shares will be required to produce their existing certificates for Scheme Shares to the relevant registrar.
3 March 2004

PART VII: ADDITIONAL INFORMATION
1.
RESPONSIBILITY
Ashanti accepts responsibility for all the information contained in this document other than that relating to the AngloGold Group, AngloGold Ashanti and the Combined Group (except to the extent that information relating to AngloGold Ashanti and the Combined Group is based on information relating to Ashanti). To the best of the knowledge and belief of Ashanti (which has taken all reasonable care to ensure that such is the case), the information contained in this document for which it is responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.
AngloGold accepts responsibility for the information contained in this document relating to the AngloGold Group, AngloGold Ashanti and the Combined Group (except to the extent that information relating to AngloGold Ashanti and the Combined Group is based on information relating to Ashanti). To the best of the knowledge and belief of AngloGold (which has taken all reasonable care to ensure that such is the case), the information contained in this document for which it is responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.
2.
DIRECTORS OF ASHANTI
The full names of the directors of Ashanti, all of Gold House, Patrice Lumumba Road, Roman Ridge, PO Box 2665, Accra, Ghana, and their respective functions are as follows:
Name
Position held
Michael Ernest Beckett Chairman
Theophilus Ernest Anin Non-executive Director
Merene Botsio-Phillips General Counsel
The Rt Hon The Baroness Chalker of Wallasey PC Non-executive Director
Dr Chester Arthur Crocker Non-executive Director
Thomas Richard Gibian Non-executive Director
Gordon Edward Haslam Non-executive Director
Sam Esson Jonah Chief Executive Officer
Dr Michael Peter Martineau Non-executive Director
Nicholas Jeremy Morrell Non-executive Director
Srinivasan Venkatakrishnan (Venkat) Chief Financial Officer
3.
DIRECTORS OF ANGLOGOLD
The directors of AngloGold and their respective functions are as follows:
Name
Position held
Russell P Edey Non-executive Director and Chairman
Robert (Bobby) M Godsell Director and Chief Executive Officer
Jonathan G Best Executive Director, Finance
David (Dave) L Hodgson Executive Director and Chief Operating Officer
Kelvin H Williams Executive Director, Marketing
Dr Thokoana J (James) Motlatsi Non-executive Director and Deputy Chairman
Frank B Arisman Non-executive Director
Elisabeth le R Bradley Non-executive Director
Colin B Brayshaw Non-executive Director
Anthony (Tony) W Lea Non-executive Director
William (Bill) A Nairn Non-executive Director

Name
Position held
Julian Ogilvie Thompson Non-executive Director
Nicholas F Oppenheimer Non-executive Director
Anthony (Tony) J Trahar Non-executive Director
David D Barber Alternate Director
Arthur H (Harry) Calver Alternate Director
Peter G Whitcutt Alternate Director
The business address of each director is 11 Diagonal Street, Johannesburg 2001 (PO Box 62117, Marshalltown, 2107) South Africa.
4.
INTERESTS IN ASHANTI SHARES
As at 27 February 2004 (the latest practicable date prior to the publication of this document):
(a) the interests of the directors of Ashanti (and interests of persons connected with them within the meaning of section 346 of the UK Companies Act which would, if the connected person were a director, be required to be disclosed, and the existence of which is known to or could with reasonable diligence be ascertained by the relevant director whether or not held through another party) in securities of Ashanti were:
Number of
Ashanti shares
Number of Ashanti shares
under
Name
Beneficial
Non-Beneficial
option/award
Michael Beckett 1,873 0 0
Theophilus Anin 53 0 0
Merene Botsio-Phillips 2,350 0 67,426
Rt Hon The Baroness Chalker of Wallasey PC 0 0 0
Chester Crocker 0 0 0
Thomas Gibian 20,000 0 0
Gordon Edward Haslam 0 0 0
Sam Jonah 64,190 0 404,404
Michael Martineau 0 0 0
Nicholas Morrell 0 0 0
S Venkatakrishnan 2,250 0 197,775
(b) the following directors of Ashanti had the following options outstanding under the Ashanti Option Plan:
Exercise
Number of
Date
price per
Ashanti shares
of
Ashanti
Exercise period
Name
under option
grant
share
From
To
Merene Botsio-Phillips 13,500 3 May 2001 US$2.29 3 May 2004 2 May 2011
18,760 3 May 2001 US$2.29 3 May 2004 2 May 2011
14,130 22 Aug 2002 US$4.88 22 Aug 2005    21 Aug 2012
Sam Esson Jonah 87,000 3 May 2001 US$2.29 3 May 2004 2 May 2011
173,664 3 May 2001 US$2.29 3 May 2004 2 May 2011
79,700 22 Aug 2002 US$4.88 22 Aug 2005    21 Aug 2012
Srinivasan Venkatakrishnan
50,000 28 Aug 2000 US$2.55 28 Aug 2003    27 Aug 2010
52,828 3 May 2001 US$2.29 3 May 2004 2 May 2011
37,300 22 Aug 2002 US$4.88 22 Aug 2005    21 Aug 2012

(c) the following directors of Ashanti had the following shares outstanding under the Ashanti Employee Share
Scheme:
Number of
Ashanti
Date
shares
of
Performance period
Name
awarded
Award
From
To
Merene Botsio-Phillips 12,000 3 May 2001 3 May 2001 2 May 2004
9,036 22 Aug 2002 22 Aug 2002 21 Aug 2005
Sam Esson Jonah 64,040 22 Aug 2002 22 Aug 2002 21 Aug 2005
Srinivasan Venkatakrishnan 33,792 3 May 2001 3 May 2001 2 May 2004
23,855 22 Aug 2002 22 Aug 2002 21 Aug 2005
Under the Ashanti Employee Share Scheme, executive directors and key employees receive Ashanti Shares for free if specified internal and/or external performance conditions are achieved. For additional information, please refer to note 22 to the financial information of Ashanti set out in Part VI of the Listing Particulars;
(d) Lonmin and the Government, who have agreed to vote in favour of the Scheme under the respective terms of the Lonmin Support Deed and the Government Support Deed, own or control the following Ashanti Shares:
Name
Number of Ashanti Shares
Lonmin 36,000,000
Government 21,978,104
5.
INTERESTS IN ANGLOGOLD SHARES
Additional information regarding certain interests in AngloGold Shares (including, inter alia, the interests of the directors of AngloGold) is contained within Part VII of the AngloGold Ashanti Information Memorandum accompanying this document.
6.
SERVICE AGREEMENTS
Executive Directors
On 28 February 2003, Ashanti Capital, one of Ashanti's wholly owned subsidiaries, entered into a service agreement with Mr Jonah at an annual salary of ٗ450,000, subject to annual review. Mr Jonah is also entitled to receive: a bonus of such amount as the directors of Ashanti may determine; in lieu of pension an amount of ٗ200,000 for the period until 31 October 2003, and from that date an annual gratuity in the amount of 20 per cent of his basic annual salary; private medical insurance; emergency evacuation insurance; a company car; certain flights; accommodation and staff; and the cost of education of his dependant children. The service agreement can be terminated on three years' written notice given by Ashanti Capital and one year's written notice by Mr Jonah. Mr Jonah is also entitled to terminate his service agreement if Ashanti ceases to be listed on the NYSE or the LSE unless, if Ashanti becomes a subsidiary of another company, that company offers Mr Jonah the position of Chief Executive of the enlarged group on terms at least as beneficial to Mr Jonah. On termination of his employment, Ashanti Capital reserves the right to give Mr Jonah pay in lieu of notice of termination (whether notice is given by Ashanti Capital or by Mr Jonah). This amount would consist of Mr Jonah's basic salary and any bonus or other benefits referable to his employment for the relevant notice period.
Ashanti has entered into individual service agreements with Mr Venkatakrishnan (dated 20 September 2000) and Mrs Botsio-Phillips (dated 29 December 1999) at respective annual salaries of ٗ220,000 and US$125,000 (payable in cedis) both subject to annual review. They are also entitled to receive a bonus of such amount as the directors of Ashanti may determine, an annual gratuity in lieu of a pension in the amount of 20 per cent of their basic annual salary (subject to any deductions required by law), private medical expenses insurance, emergency evacuation insurance, a company car and accommodation. The service agreements of Mr Venkatakrishnan and Mrs Botsio-Phillips may be extended by Ashanti from 1 January each year for a further period of one year to expire three years thereafter or be terminated, subject to two years' written notice by Ashanti. Their service agreements are currently due to expire on 31 December 2006. Both Mr Venkatakrishnan and Mrs Botsio-Phillips are entitled to terminate their service agreements on one year's written notice. On termination of employment, Ashanti reserves the right to give such executive directors pay in lieu of notice of termination (whether given by Ashanti or the executive director). The amount will consist of such executive director's basic salary for their relevant notice period. Mr Venkatakrishnan has also been granted an indemnity by Ashanti and Ashanti Capital Limited in respect of any taxes that may be payable outside Ghana in relation to his employment and termination of his employment.
Non-executive Directors
Ashanti has entered into appointment letters with each of Dr Martineau and Dr Crocker with effect from 22 February 2000, with Mr Gibian and The Rt Hon Baroness Chalker of Wallasey PC with effect from 24 March 2000, with Mr Anin with effect from 27 October 2001, with Mr Haslam with effect from 8 March 2002 and with Mr Morrell with effect from 28 February 1997. Ashanti has also entered into similar appointment letters with Mr Beckett with effect from 5 March 1994. Each such director's appointment letter is for a period of approximately three years (subject at all times to the retirement by rotation provisions) and renewable on the same terms.
Save for Mr Beckett, the Chairman of the board of Ashanti, who is entitled to a retainer of US$75,000 per year as of 1 June 2002, each non-executive director is entitled to a retainer of US$30,000 per year and a board committee Chairman is entitled to an additional US$5,000 per year. Each non-executive director is also entitled to an attendance fee of US$1,000 for each board meeting attended in person and, if the meeting is attended in person outside their country of domicile, then that director is also entitled to a travel fee of US$1,500. Each non-executive director is also entitled to be reimbursed all reasonable expenses incurred while working on Ashanti business as well as those expenses incurred in attending board meetings.
7.
COMPARISON OF RIGHTS OF ASHANTI SHAREHOLDERS AND ANGLOGOLD ASHANTI SHAREHOLDERS
AngloGold is a limited company incorporated and registered under the laws of South Africa, whereas Ashanti is a public company limited by shares incorporated under the laws of Ghana. If the Merger is implemented, Ashanti Shareholders, whose rights are currently governed primarily by the laws of Ghana, the Regulations of Ashanti, the UK Listing Rules and the rules of the GSE (as the primary listings of Ashanti) will, upon completion of the Merger, become shareholders of AngloGold and, subject to the approval of AngloGold's shareholders, AngloGold will change its name to AngloGold Ashanti Limited. The rights of shareholders in AngloGold Ashanti will be governed primarily by South African law, the JSE listing requirements (as the primary listing of AngloGold Ashanti) and the Memorandum and Articles of Association of AngloGold Ashanti. The rights of New AngloGold Ashanti ADS holders will be governed by the deposit agreement which governs the New AngloGold Ashanti ADS programme, and the rights of AngloGold Ashanti GhDS holders will be governed by the deposit agreement which governs the AngloGold Ashanti GhDS programme. The rights of Ashanti Shareholders and the rights of shareholders of AngloGold Ashanti are summarised below.
The following summary does not purport to be a complete statement of the rights of shareholders of AngloGold Ashanti under the applicable provisions of South African law, the JSE listing requirements and the Memorandum and Articles of Association of AngloGold Ashanti or the rights of the Ashanti Shareholders under the applicable provisions of the laws of Ghana, the Regulations of Ashanti, the UK Listing Rules or the rules of the GSE, or a complete description of the specific provisions referred to herein. This summary is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed, and is qualified in its entirety by reference to South African and Ghanaian laws, the JSE listing requirements, the UK Listing Rules, the rules of the GSE and the constitutional documents of AngloGold Ashanti and Ashanti.

At a general meeting, every Ashanti Shareholder who is present in person or by proxy shall on a show of hands have one vote and every such holder present in person or by proxy entitled to vote and voting shall on a poll have one vote for each share of which he is the holder.
The holder of the Golden Share does not have any voting rights.
At a general meeting, a poll may be demanded by either (a) the chairman of the meeting; (b) at least two shareholders present in person or by proxy; or (c) any shareholder or shareholders present in person or by proxy and representing not less than one-twentieth of the total voting rights of all the shareholders having the right to attend and vote on the resolution.
Each ordinary share confers the right to vote at all general meetings. On a show of hands, each ordinary shareholder present in person or, in the case of a body corporate, represented has one vote. If a poll is held, ordinary shareholders present or any duly appointed proxy will have one vote for each share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares in the company.
A poll can be demanded by either (a) the chairman; (b) not less than five shareholders having the right to vote at the meeting; (c) any shareholder or shareholders representing not less than 10 per cent of the total voting rights of all the members having the right to vote at the meeting; or (d) any shareholder or shareholders entitled to vote at the meeting and holding in aggregate not less than 10 per cent of the issued share capital of the company.
At meetings where ordinar y, A preference and B preference shareholders are entitled to vote on a poll, a holder of A preference shares shall be entitled to cast 50 votes for each A preference share held and holders of B preference shares shall be entitled to one vote for each B preference share held.
Provisions applicable to
Provisions applicable to
Ashanti ordinary shareholders
AngloGold Ashanti ordinary shareholders
Voting
Dividends
The Ashanti Shares will participate fully in all dividends, other distributions and entitlements as and when declared by Ashanti in respect of fully paid ordinary shares.
Subject to the provisions of the Companies Code, Ashanti may, by ordinary resolution, declare dividends to be paid to shareholders. The Ashanti Board may pay such interim dividends as appear to the Ashanti Board to be justified by the profits of the company. All dividends shall be declared and paid as a fixed sum per share and not as a proportion of the amount paid in respect of a share.
The Companies Code prohibits a company from paying a dividend to its shareholders unless (a) it is able, after such dividend, to pay its debts as they fall due; and (b) the amount or value of the dividend does not exceed its income surplus immediately prior to the making of such dividend.
(Income surplus may be the result of accumulated profits of the business of present or past years or may be the result of realised capital gain). In addition, no dividend shall exceed the amount recommended by the Ashanti Board.
The Ashanti Board may in its discretion make provision to enable any shareholder to receive dividends duly declared in such currency or currencies and at such rates of exchange and on such terms and conditions as it shall determine.
The New AngloGold Ashanti Shares will participate fully in all dividends (with the exception of the 2003 final dividend, declared in January 2004), other distributions and entitlements as and when declared by AngloGold Ashanti in respect of fully paid New AngloGold Ashanti Shares.
Subject to the South African Companies Act, AngloGold Ashanti may, by an ordinary resolution or at the discretion of the directors, declare, in any currency, dividends or any other payment to shareholders (or any class of shareholders) who are registered at a record date subsequent to the date of the declaration. Dividends will be declared in proportion to the number of shares held by each shareholder. Currently, dividends are paid in South African rands.
No dividends shall be payable except out of the profits of the company.

Ashanti's Regulations require a minimum of three directors, but do not impose a maximum. The Companies Code requires a minimum of two directors. Ashanti has 11 directors as of the date of this document. Ashanti's Regulations require at least one director to be present at all times in Ghana. The Regulations further state that directors need not be shareholders of or hold any shares in Ashanti to qualify them for appointment as directors.
The JSE listing requirements, and AngloGold's articles of association, require a listed company to have had at least four directors but do not impose a maximum. As of the date of this document AngloGold has 14 directors.
The South African Companies Act allows a company to vary the number of its directors, including at any general meeting, provided that the number does not fall below the minimum prescribed by AngloGold's articles of association. AngloGold's articles of association do not require directors to hold any AngloGold Ashanti Shares to qualify them for appointment as directors.
Provisions applicable to
Provisions applicable to
Ashanti ordinary shareholders
AngloGold Ashanti ordinary shareholders
Director's qualification and number of directors
Removal of directors and filling vacancies
The Companies Code and Ashanti's Regulations provide that Ashanti may by ordinary resolution at any general meeting remove from office any or all of its directors, provided, however, that notice of the intention has been given to Ashanti not less than 35 days prior to the meeting. Ashanti will then notify the shareholders and the directors concerned.
Under Ashanti's Regulations the following people are incompetent to be appointed or to act as directors: infants; anyone found by a court to be a lunatic or of unsound mind; a body corporate; anyone convicted of a dishonesty offence in relation to a body corporate; an undischarged bankrupt; or anyone who appears guilty of fraud or breach of fiduciary duty in relation to a body corporate.
The Companies Code permits and Ashanti's Regulations provide that the directors may appoint any person as a director either to fill a casual vacancy or as an addition to the board, if the vacancy is created at a general meeting and is not filled at that meeting, provided that the maximum permitted number of directors (if any) is not exceeded. Directors so appointed shall retain office only until the next annual general meeting when they shall be obliged to retire but shall be eligible for election. Ashanti may in general meeting (but subject to the previous provisions) elect any person to be a director either to fill a casual vacancy or as an additional director.
Subject to provisions regarding retiring directors, Ashanti at the general meeting at which a director retires, may fill the vacated office by electing a person thereto.
The South African Companies Act provides that directors may be removed by a vote of the majority of shareholders at a meeting of which special notice has been given.
Under AngloGold Ashanti's articles of association, a director shall cease being a director if he becomes insolvent, becomes of unsound mind, is requested to resign by not less than three-quarters of the other directors of AngloGold Ashanti, he is statutorily prohibited from acting as a director, he resigns, his appointment is revoked by the directors or he is absent from meetings for 6 consecutive months.
The South African Companies Act permits a company's articles of association to provide for the filling of casual vacancies. AngloGold Ashanti's articles of association provide that the directors may appoint any person as a director either to fill a casual vacancy or as an addition to the board. Directors so appointed shall retain office only until the next annual general meeting when they shall be obliged to retire but shall be eligible for election. The Company may in general meeting (but subject to the previous provisions) elect any person to be a director either to fill a casual vacancy or as an additional director.
Subject to provisions regarding retiring directors, the company at the general meeting at which a director retires, may fill the vacated office by electing a person thereto.
Rotation of directors
The Ashanti Regulations provide that at every annual general meeting one-third of the directors or if their number is not three or a multiple of three, then the number nearest to one-third, shall retire from the office. Retiring directors shall be eligible for re-election.
AngloGold Ashanti's articles of association specify that one-third of the directors, or, if their number is not a multiple of three, then the number nearest to, but not less than, one-third, must retire from office at each annual general meeting. Retiring directors shall be eligible for re- election.

Directors of Ashanti may be appointed at the annual general meeting.
In addition, the directors and Ashanti in general meeting can appoint a director, but any director so appointed shall hold office only until the next annual general meeting and shall then be eligible for election.
The Ashanti Regulations provide that no person, other than a director retiring at the meeting, shall, unless recommended by the directors, be eligible for election to the office of director at any general meeting unless not less than three nor more than 28 days before the date appointed for the meeting there shall have been left at the registered office of Ashanti notice in writing signed by a shareholder entitled to attend and vote at the meeting of his intention to propose such person for election.
Directors of AngloGold Ashanti may be nominated and appointed at a general meeting.
The JSE listing requirements provide that the period to be allowed before the date of a general meeting for the nomination of a new director must be such as to give sufficient time after the notice of the holding of the meeting for nominations to reach the company's office from any part of South Africa.
Provisions applicable to
Provisions applicable to
Ashanti ordinary shareholders
AngloGold Ashanti ordinary shareholders
Appointment of directors
Quorum of shareholders for a general meeting
The Ashanti Regulations provide that the quorum for a general meeting shall be two persons present in person or by proxy and entitled to attend and vote at the meeting. The Ghanaian Companies Code provides that, if a meeting convened upon requisition by a company's shareholders is not quorate, such meeting is dissolved and in any other case where a meeting is not quorate it shall stand adjourned to the same day in the next week at the same time and place or otherwise as the Directors may determine. If there is not a quorum at the adjourned meeting within half an hour then those members present shall constitute a quorum.
AngloGold Ashanti's articles of association provide that a quorum for a general meeting consists of three shareholders entitled to vote, personally present, or if the shareholder is a body corporate, represented. The South African Companies Act provides that, if a meeting convened upon requisition by a company's shareholders is not quorate, such meeting is dissolved. In any other case where a meeting is not quorate it shall stand adjourned to the same day in the next week, or to the next business day after such day or otherwise as the chairman may direct.
Calling of special shareholders' meeting
The Ashanti Regulations provide that the directors shall, on the requisition of shareholders of Ashanti holding not less than 5 per cent of the shares of Ashanti, forthwith proceed duly to convene an extraordinary general meeting. If the directors do not, within 28 days of the receipt of the requisition at the registered office of the company, proceed duly to convene a meeting for a date not later than 28 days thereafter, the requisitionists, or any of them, may themselves convene a meeting on 21 days' notice.
General meetings may be called by 2 or more members holding not less than 10 per cent of the issued share capital of the company.
In addition, the directors of a South African incorporated company on the requisition of:
- 100 shareholders of the company; or
- shareholders holding not less than 5 per cent of the
company's issued share capital,
within 14 days of the lodging of a requisition by such shareholders are obliged to issue a notice to shareholders convening a general meeting for a date not less than 21 days and not more than 35 days from the date of the notice. If the directors fail to convene the meeting, the requisitionists may convene such meeting upon 21 days' notice.

Provisions applicable to
Provisions applicable to
Ashanti ordinary shareholders
AngloGold Ashanti ordinary shareholders
Notice of shareholders' meeting
The Ashanti Regulations provide that all general meetings (both the annual general meeting and any extraordinary general meeting called) shall be convened by notice in writing and given at least 21 days in advance, exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which the notice is given.
The annual general meeting and any general meeting called for the purpose of passing a special resolution may be called by giving 21 clear days' notice in writing of that meeting. For any other general meeting, 14 clear days' notice must be given.
Business of the annual general meeting
At an annual general meeting, the matters to be dealt with are not prescribed by the Companies Code or the Ashanti Regulations. However, the notice of the general meeting must state the general nature of the business to be transacted at the meeting and, where the meeting is to consider a special resolution, must set out the terms of the resolution.
At an annual general meeting, the matters to be dealt with as general business are:
- sanctioning or declaring a dividend;
- considering the annual financial statements;
- the election of directors;
- the appointment of independent external auditors;
- the placing under control of the directors, as a general
authority, of the unissued securities;
- the authorising of the directors to issue the unissued
securities for cash;
- such other business which might through usual
commercial practices be regarded as ordinary business.
Any other business transacted at the annual general meeting and/or at any general meeting (other than the annual general meeting) is deemed to be special business.
Amendment to regulations or memorandum and articles of association
The Ashanti Regulations provide that the Regulations may be amended, subject to certain limitations contained in the Companies Code, in whole or in part, by a special resolution at a general meeting where notice of the proposed amendment has been given in the notice convening the meeting.
Under section 60(1) of the Minerals and Mining Law any amendment of the articles of association also requires the written approval of the holder of the Golden Share.
For as long as Ashanti remains listed on the First or Second list of the GSE, no deletions, amendments or additions to the Regulations may be made unless prior approval for such deletions, amendments or additions to the Regulations has been obtained in writing from the GSE.
Under the South African Companies Act, a company may by special resolution amend its memorandum or articles of association.

Provisions applicable to
Provisions applicable to
Ashanti ordinary shareholders
AngloGold Ashanti ordinary shareholders
Right to inspect corporate books and records
Under the Companies Code, all shareholders of the company are permitted during business hours to inspect free of charge statutory records comprising the register of shareholders, the minutes of proceedings of general meetings or class meetings of the company and the register of directors' interests in the company. Non shareholders of the company may inspect the register of members for a fee set by the company, but limited by the Companies Code.
The company's quarterly and annual reports are circulated to registered shareholders in accordance with the provisions of the Companies Code and applicable stock exchange regulations.
Under Ashanti's Regulations the books of accounts must be kept at the registered office, or such other place as the directors deem fit. The books shall at all times be open to inspection by the directors, secretary and auditors. The Regulations do not provide a right for shareholders to inspect the books, although the directors shall cause to be prepared and sent to every member and debenture holder, at least once every 15 months, copies of the P&L account and balance sheet and reports on them from the directors and auditors.
Under the South African Companies Act, every shareholder of a company at the shareholder's request and on payment of the prescribed fee shall be entitled to a copy of the company's memorandum and articles of association, including any alteration to them.
A copy of the certificate of incorporation and the memorandum and articles of association, certified by a notary public, are kept at the registered office of the company, and shareholders are entitled to make copies. In addition, these documents are public documents and, upon payment of the prescribed fee, can be obtained by any member of the public from the office of the Registrar of Companies.
Under the South African Companies Act, each shareholder is entitled to receive a copy of the company's last annual financial statements, the provisional annual financial statements and the last interim report within seven days of a request being made.
Under AngloGold Ashanti's articles of association, the accounting records must be kept at the registered office or such other place as the directors may think fit. The directors may determine whether and to what extent the accounting records shall be open to inspection by shareholders, subject to the rights granted to shareholders under the South African Companies Act.
Right to inspect the register of shareholders
Under the Companies Code, the register of shareholders of Ashanti shall during business hours, subject to reasonable restrictions, be open for inspection by any shareholder free of charge and by any other member of the public upon payment of a prescribed fee.
Any person may apply to Ashanti for a copy of the register or any part thereof upon payment of the prescribed fee.
Under the South African Companies Act, the register of shareholders of AngloGold Ashanti must during business hours be open for inspection by any shareholder or his authorised agent free of charge and by any other member of the public upon payment of a prescribed fee.
Any person may apply to AngloGold Ashanti for a copy of an extract from the register of shareholders which the company must furnish upon payment of the prescribed fee.
This also applies in respect of any register of transfers kept by the company as well as the register of directors, officers, company secretaries and auditors of the company. The above registers must be kept at the registered office of the company, and if the registers are moved then the Registrar of Companies must be informed thereof.

Provisions applicable to
Provisions applicable to
Ashanti ordinary shareholders
AngloGold Ashanti ordinary shareholders
Derivative action and shareholder class action suits
Under the common law of Ghana, a company is the proper plaintiff to bring an action in respect of wrong done to it.
In certain circumstances a common law shareholder action may be instituted by a shareholder of the company. It is generally accepted that such an action may be instituted if the wrong has been done to the company and the company cannot or will not institute action against the wrongdoers because such wrongdoers control the company.
Pursuant to the Companies Code, where under any section of the code it is provided that if legal proceedings are instituted by any person he shall sue in a representative capacity on behalf of himself and other shareholders of a class, the following provisions (among others) shall apply:
(a) such person may commence a proceeding in such
representative capacity without obtaining the consent and approval of any other shareholder of the class represented;
(b) any shareholder of the class represented may at any
time prior to final judgement apply for leave from the court to be made a party to the proceedings;
(c) any judgement given shall bind and inure to the
benefit of all shareholders of the class represented, regardless of participation in the proceedings; and
(d) no proceedings shall be dismissed without leave of
the court.
Under the common law of South Africa, a company is the proper plaintiff to bring an action in respect of a wrong done to it. In select circumstances, shareholders of a company have a choice between a common law derivative action or a statutory derivative action to sue on behalf of the company to assert the company's rights and to seek relief for the company.
The common law derivative action may be instituted by a shareholder of the company. It is generally accepted that such an action may be instituted if the wrong has been done to the company and the company cannot or will not institute action against the wrongdoers because such wrongdoers control the company.
Under the South African Companies Act, a statutory derivative action may be instituted by a shareholder of a company if that company has suffered damages or loss or has been deprived of any benefit as a result of a wrong, a breach of trust or a breach of faith that has been committed by any director or officer of the company or any past director or officer of the company while he was a director or officer of that company, where that company has refused to redress the wrong.
However, this action is limited to the extent of the damage or loss suffered by the company. Any additional loss suffered by the shareholder personally cannot be recovered in such derivative action. Furthermore, the action is only available if the company has not itself instituted action. Derivative actions can be instituted even if the company has ratified or condoned the cause of action or any conduct or omission giving rise to the wrong complained of.

Provisions applicable to
Provisions applicable to
Ashanti ordinary shareholders
AngloGold Ashanti ordinary shareholders
Oppression remedy
Under the Companies Code, a minority shareholder of a company can only in limited circumstances bring an action, either in his own name or in the name of the company, to redress a wrong done to that company. However, a Ghanaian court may permit a minority shareholder to bring such an action if the act complained of is illegal or beyond the corporate power of the company or infringes the regulations or constitutes a fraud on the minority shareholders.
In addition, any shareholder or debentureholder of a company may petition a Ghanaian court on the ground that such company's affairs are being conducted, or the powers of the directors are being exercised, in a manner oppressive to one or more of the shareholders or debentureholders or in disregard to their interests, or that some act of such company has been done or is threatened or that some resolution of the shareholders, debentureholders or any class of them has been passed or is proposed which unfairly discriminates against, or is otherwise unfairly prejudicial to, one or more of the shareholders or debentureholders.
The court may make such order as it thinks fit upon such an application including an order:
(a) directing or prohibiting any act or cancelling or varying any transaction or resolution;
(b) regulating the affairs of the company in the future; or
(c) providing for the purchase of shares of any
shareholders by other shareholders or by the company itself with a consequential reduction in its stated capital.
A shareholder may also bring an action against any director in respect of a breach by such director of his fiduciary duties.
Under the South African Companies Act, any shareholder has a remedy in cases of oppressive or unfairly prejudicial conduct. Any shareholder complaining of a particular act or omission which is believed to be unfairly prejudicial, unjust or inequitable may apply to court for an order.
The court may, with a view to bringing an end to the matters complained of, make such orders as it deems fit, whether for regulating the future conduct of the company's affairs or for the purchase of the shares of any shareholders of the company by other shareholders or by the company, or for the alteration of the memorandum or articles of association of the company.

Provisions applicable to
Provisions applicable to
Ashanti ordinary shareholders
AngloGold Ashanti ordinary shareholders
Indemnification of officers and directors
There is no provision in the Companies Code preventing a company from indemnifying its directors or other officers.
The Companies Code states that a court may excuse a director, officer and/or auditor wholly or partly of any default or breach of duty under any section of the Companies Code if it appears to the court that, notwithstanding such breach, the director, officer and/or auditor acted honestly and reasonably in the circumstances.
The Ashanti Regulations provide that every director, managing director, agent, auditor, secretary and other officer for the time being of the company shall be indemnified out of the assets of the company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour or in which he is acquitted.
The South African Companies Act provides that any purported exemption and/or indemnity by a company of any director, officer and/or auditor of the company from any liability which by law would otherwise have attached to such director, officer and/or auditor in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty to the company, shall be void. The provision does not prohibit the Company indemnifying a director for any liability incurred in such proceedings if judgment is given in his favour. The stated prohibition on the Company indemnifying any director, officer or auditor does not affect the validity of insurance taken out to indemnify such director, officer and/or auditor in respect of such liability.
A court may excuse such director, officer and/or auditor wholly or partly of any such liability if it appears to the court that, notwithstanding such breach, the director, officer and/or auditor acted honestly and reasonably in the circumstances.
AngloGold Ashanti's articles of association provide that, subject to the provisions of the South African Companies Act, every director, manager, secretary, and officer of AngloGold Ashanti shall be indemnified by AngloGold Ashanti against all costs, losses and expenses which any such officer or servant may incur or become liable to pay by reason of any contract entered into, or any act or omission by him in the discharge of his duties, including travelling expenses.
Director's liability
The Ashanti Regulations provide that the directors stand in a fiduciary relationship towards the company and shall observe the utmost good faith towards the company in any transaction with it or on its behalf. A director shall act at all times in what he believes to be the best interests of the company as a whole so as to preserve its assets, further its business, and promote the purposes for which it was formed, and in such manner as a faithful, diligent, careful and ordinarily skilful director would act in the circumstances. A director shall not, without the consent of the company, place himself in a position in which his duty to the company conflicts or may conflict with his personal interests or his duties to other persons.
Under South African common law, directors are required to comply with certain fiduciary obligations to the company and to exercise proper care and skill in discharging their responsibilities. In this regard, a director owes to the company a duty to exercise his powers in what he honestly believes is in the best interests of the company. These fiduciary duties include the duty to act in good faith; to exercise the powers of the director for a proper purpose; not to fetter the discretion of the director; to avoid conflicts of interest; not to use corporate property, information or opportunities for personal profit; to exercise care and skill; and the duty to disclose or account for secret profits.
In addition to these common law duties, directors of South African companies are required to comply with a number of statutory duties imposed by the South African Companies Act.

8.
COMPARISON OF RIGHTS OF A HOLDER OF NEW ANGLOGOLD ASHANTI ADSs AND A HOLDER OF ASHANTI GDSs
The rights of a holder of New AngloGold Ashanti ADSs and a holder of Ashanti GDSs do not differ materially. For a full description of the rights of a holder of AngloGold Ashanti ADSs, please see Part IX of the Listing Particulars.
The most significant differences between the rights of a holder of New AngloGold Ashanti ADSs and a holder of Ashanti GDSs are as follows:
- The voting of the Ashanti GDS Depositary is subject to any applicable provision of Ghanaian law, of the deposited securities and of the Regulations of Ashanti, while that of the AngloGold ADS Depositary is subject to South African law, the provisions of AngloGold's Memorandum and Articles of Association and of the deposited securities, and any applicable rule of the JSE Securities Exchange South Africa.
- Both the AngloGold ADS Depositary and the Ashanti GDS Depositary will only vote or attempt to vote as instructed. However, if the AngloGold ADS Depositary does not receive voting instructions from a holder of New AngloGold Ashanti ADSs, it will be deemed to have been instructed to give a proxy to vote the deposited securities to a person designated by AngloGold Ashanti, unless AngloGold Ashanti does not wish the proxy to be given, or substantial opposition exists, or the issue at hand materially and adversely affects the rights of holders of AngloGold Ashanti Shares.
- US securities laws may restrict the sale, deposit, cancellation and transfer of depositary shares after exercise of rights. In this case, the AngloGold ADS Depositary may issue the New AngloGold Ashanti ADSs under a separate restricted deposit agreement which will contain the same provisions as the original agreement, except for the changes needed to put the restrictions in place. On the other hand, the Ashanti GDS Depositary will not offer rights unless both the rights and the underlying securities are registered or exempt from registration under the Securities Act.
9.
DESCRIPTION OF ANGLOGOLD ASHANTI GHDSs
The following is a summary of the material terms of the GhDS Depositary Agreement, copies of which are available for inspection as set out in paragraph 15 of this Part VII and at the principal executive office of NTHC Limited, Martco House, 1st Floor, Okai Mensah Link, Accra, Ghana.
Provisions applicable to
Provisions applicable to
Ashanti ordinary shareholders
AngloGold Ashanti ordinary shareholders
Pre-emptive rights
Under Ashanti's Regulations, Ashanti's directors cannot, without the approval of an ordinary resolution of Ashanti, issue any new or unissued shares, other than treasury shares, in Ashanti unless the same have first been offered on the same terms and conditions to all the existing shareholders or to all the holders of the shares of the class being issued, in proportion as nearly as may be to their existing holdings. The UKLA Listing Rules also contain certain limitations on non-pre-emptive share issues for cash, including a requirement that shares be placed at a discount of less than 10 per cent to the market price at the time of the issue.
Ashanti's Regulations also provide that Ashanti shall not issue shares to transfer a controlling interest without the prior approval of shareholders in general meeting. Controlling interest is defined as an interest in more than 50 per cent of the voting power at general meeting.
Save in respect of the right of all shareholders to participate in all rights issues of the company pro rata to their shareholding in the company, there is no general right of pre-emption for existing shareholders.
Under the JSE listing rules, unless shareholders otherwise permit, any listed company proposing to issue shares for cash must first offer those shares by rights offer to existing shareholders in proportion to their existing shareholdings. Only to the extent that shares are not taken up by such persons under the offer may they then be issued for cash to others.

Description of AngloGold Ashanti GhDSs
NTHC Limited, as the depositary in respect of the AngloGold Ashanti GhDSs, will issue the AngloGold Ashanti GhDSs. Each AngloGold Ashanti GhDS represents the ownership of one one-hundredth of an AngloGold Ashanti Share. Each AngloGold Ashanti GhDS also represents securities, cash or other property deposited with NTHC Limited but not distributed to AngloGold Ashanti GhDS holders. It is possible to hold AngloGold Ashanti GhDSs either directly or indirectly through a broker or other financial institution.
NTHC Limited will hold on trust (or under equivalent arrangements) for the sole benefit of the holders of AngloGold Ashanti GhDSs all rights pertaining to the deposited securities and all money and benefits that it may receive in respect of them. Neither the deposited securities nor any such rights, money or benefits may be, or be liable to be treated as, assets of NTHC Limited under the laws (including insolvency law) of Ghana or South Africa.
AngloGold Ashanti Shares represented by AngloGold Ashanti GhDSs will be deposited with NTHC Limited's custodian in Ghana, Barclays Bank Ghana Limited (the "GhDS Custodian"), to be held on behalf of NTHC Limited. Because NTHC Limited actually holds the AngloGold Ashanti Shares, holders of AngloGold Ashanti GhDSs must rely on this bank to exercise the rights of an AngloGold Ashanti Shareholder (subject to the GhDS Depositary Agreement). The obligations of NTHC Limited and the GhDS Custodian are set out in the GhDS Depositary Agreement amongst AngloGold Ashanti, NTHC Limited and the GhDS Custodian. The GhDS Depositary Agreement and the AngloGold Ashanti GhDSs are generally governed by the laws of Ghana. The following is a summary of the GhDS Depositary Agreement.
Dividends and Other Cash Distributions
Whenever NTHC Limited receives any cash dividend or other cash distribution on AngloGold Ashanti Shares or other deposited securities in a currency other than cedis, it will convert such dividend or distribution as promptly as practicable into cedis. It will distribute the amount, less applicable withholding taxes (see "Payment of Taxes" below), to the holders of AngloGold Ashanti GhDSs in proportion to the number of AngloGold Ashanti GhDSs held, rounding such amount to the nearest whole cedi. NTHC Limited will only distribute whole cedis.
If NTHC Limited determines that any foreign currency received by it is not convertible on a reasonable basis in whole or in part into cedis, or if any approval or license of any government or agency is needed and not obtained within a reasonable time, it may distribute the foreign currency (or any appropriate documents evidencing the right to receive such foreign currency), or make the distribution in US dollars or hold such foreign currency uninvested and without liability for interest for the account of holders of AngloGold Ashanti GhDSs who have not been paid; provided that NTHC Limited will remain liable to the holder for the amount of such dividend or distribution and, if requested in writing by the holder, NTHC Limited will distribute the foreign currency to such holder as promptly as practicable.
Distributions of AngloGold Ashanti Shares
NTHC Limited may distribute to holders of AngloGold Ashanti GhDSs additional AngloGold Ashanti GhDSs representing AngloGold Ashanti Shares that AngloGold Ashanti distributes as a dividend or free distribution, less applicable withholding taxes (see "Payment of Taxes" below). In lieu of distributing fractional AngloGold Ashanti GhDSs, NTHC Limited will sell on the GSE the amount of AngloGold Ashanti Shares represented by the aggregate of such fractions and deliver the net proceeds in the same way as it distributes cash. If NTHC Limited does not distribute additional AngloGold Ashanti GhDSs, each AngloGold Ashanti GhDS will also represent the new AngloGold Ashanti Shares.

Rights to Subscribe for Additional AngloGold Ashanti Shares
If AngloGold Ashanti offers holders of any deposited securities any rights to subscribe for additional AngloGold Ashanti Shares or any other rights, NTHC Limited, after consultation with AngloGold Ashanti, may make these rights available to holders of AngloGold Ashanti GhDSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If NTHC Limited cannot do either of these things for any reason, it may, after consultation with AngloGold Ashanti, allow these rights to lapse. If NTHC Limited determines that it may lawfully and feasibly make such rights available to some holders of AngloGold Ashanti GhDSs but not to others, it may do so as it deems appropriate.
In circumstances in which rights would otherwise not be distributed, if a holder of AngloGold Ashanti GhDSs requests warrants or other instruments in order to exercise the rights, NTHC Limited will make such rights available to such holder upon written notice from AngloGold Ashanti to NTHC Limited that: (a) AngloGold Ashanti has elected in its sole discretion to permit such rights to be exercised; and (b) such holder has executed such documents as AngloGold Ashanti has determined in its sole discretion are reasonably required under applicable law.
If NTHC Limited distributes warrants or other instruments for rights to all or certain holders of AngloGold Ashanti GhDSs, it will exercise the rights upon instruction from such holders pursuant to such warrants or other instruments and upon payment by such holders of: (i) an amount equal to the purchase price of the AngloGold Ashanti Shares to be received upon the exercise of the rights, (ii) the fees of NTHC Limited and (iii) any other charges as set forth in the warrants or other instruments. Upon the exercise of such rights, NTHC Limited will purchase such AngloGold Ashanti Shares on behalf of such holder and cause the AngloGold Ashanti Shares to be delivered to NTHC Limited for deposit pursuant to the GhDS Depositary Agreement and will execute and deliver AngloGold Ashanti GhDSs representing such AngloGold Ashanti Shares to such holder.
Other Distributions
When NTHC Limited receives any other distribution, it will as promptly as practicable cause the securities or property received by it to be distributed (after the deduction of any withholding taxes) to the holders of AngloGold Ashanti GhDSs in any manner that NTHC Limited may deem equitable and practicable. If, in the opinion of NTHC Limited, the distribution cannot be made proportionately or if for any other reason NTHC Limited deems the distribution not to be feasible, it may after consultation with AngloGold Ashanti adopt such method as it may deem equitable and practicable for the purpose of effecting the distribution. Otherwise, NTHC Limited will make the distribution in any manner it may deem equitable and practicable for accomplishing the distribution including the sale of the securities or property and distribution of the net proceeds thus received. No distribution will be unreasonably delayed by NTHC Limited or its agents. To the extent that such securities or property or the net proceeds thereof are not distributed to holders of AngloGold Ashanti GhDSs, each AngloGold Ashanti GhDS will also represent the additional securities or property distributed in respect of the AngloGold Ashanti Shares represented by such AngloGold Ashanti GhDSs prior to such distribution.
Deposit, Withdrawal and Cancellation
NTHC Limited will issue 100 AngloGold Ashanti GhDSs in respect of each underlying AngloGold Ashanti Share delivered to NTHC Limited for deposit with the GhDS Custodian. Holders of AngloGold Ashanti GhDSs have the right to cancel their AngloGold Ashanti GhDSs and withdraw the underlying AngloGold Ashanti Shares at any time except when: (a)(i) temporary delays arise because NTHC Limited or AngloGold Ashanti has closed its transfer books, (ii) underlying AngloGold Ashanti Shares are deposited in connection with voting at a shareholder's meeting or (iii) AngloGold Ashanti is paying a dividend on the underlying AngloGold Ashanti Shares; (b) such holders owe fees, taxes and similar charges; or (c) it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to AngloGold Ashanti GhDSs or to the withdrawal of AngloGold Ashanti Shares or other deposited securities. This right of withdrawal may not be limited by any other provision of the GhDS Depositary Agreement.
Upon cancellation of his AngloGold Ashanti GhDSs, a holder of AngloGold Ashanti GhDSs will receive one fully paid up AngloGold Ashanti Share in respect of every 100 AngloGold Ashanti GhDSs (or other such number of AngloGold Ashanti GhDSs as may come to represent an interest in one AngloGold Ashanti Share) cancelled, and the market value of any AngloGold Ashanti GhDSs held by a holder of AngloGold Ashanti GhDSs which number less than 100 and which are cancelled, less any fees and expenses incurred by NTHC Limited in connection with such cancellation.

Notices of Meetings and Communication of Reports
The Depositary will mail notice to holders of AngloGold Ashanti GhDSs of any meeting of AngloGold Ashanti Shareholders and, if requested by AngloGold Ashanti in writing: (i) mail any report of or communication from AngloGold Ashanti; or (ii) give notice of any other matter concerning the affairs of AngloGold Ashanti. NTHC Limited will publish notice of any meeting of holders of AngloGold Ashanti GhDSs in at least two newspapers of national circulation in Ghana, and in such notice inform the holders of AngloGold Ashanti GhDSs of how to obtain the voting materials for the meeting. NTHC Limited will make available for inspection at its registered office any reports and communication received from AngloGold Ashanti, which are both (i) received by the NTHC Limited as the holder of the AngloGold Ashanti Shares, and (ii) made generally available to AngloGold Ashanti Shareholders by AngloGold Ashanti. Such reports and communications will be available in the language in which they were received by NTHC Limited from AngloGold Ashanti, except to the extent, if any, that NTHC Limited in its sole discretion elects to both (a) translate into English any of such reports or communications that were not in English when received by NTHC Limited and (b) make such translation available for inspection. NTHC Limited has no obligation of any kind to translate any of such reports or communications or to make such translation, if any, available for inspection.
Voting Rights
A holder of AngloGold Ashanti GhDSs will not be entitled to vote at any general meeting of AngloGold Ashanti, but may, in respect of every 100 AngloGold Ashanti GhDSs (or other such number of AngloGold Ashanti GhDSs as may come to represent an interest in one AngloGold Ashanti Share) held by such holder, direct NTHC Limited in writing to attend any general meeting and to vote on his behalf in the manner directed. Upon receipt of notices of any meeting of holders of AngloGold Ashanti Shares, NTHC Limited will, as soon as practicable thereafter, mail to the holders of AngloGold Ashanti GhDSs a notice including a statement that the holders of AngloGold Ashanti GhDSs as of the close of business on a specified record date will be entitled, subject to any applicable provision of South African Law, of the Memorandum and Articles of Association of AngloGold Ashanti, and of the AngloGold Ashanti Shares and any applicable rule of the JSE Securities Exchange South Africa, to instruct NTHC Limited as to the exercise of the voting rights, if any, pertaining to the amount of AngloGold Ashanti Shares represented by their respective AngloGold Ashanti GhDSs.
Upon the written request of a holder of AngloGold Ashanti GhDSs on such record date, NTHC Limited will endeavour, in so far as practicable, to vote or cause to be voted the amount of AngloGold Ashanti Shares represented by the AngloGold Ashanti GhDSs held in accordance with the instructions set forth in such request.
If and when a vote is required but NTHC Limited does not receive the voting request of a holder of AngloGold Ashanti GhDSs, it will give a proxy to vote the AngloGold Ashanti Shares underlying that holder's AngloGold Ashanti GhDSs to a person designated by AngloGold Ashanti; provided that no such discretionary proxy will be given with respect to any matter as to which AngloGold Ashanti informs NTHC Limited that (i) AngloGold Ashanti does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of holders of AngloGold Ashanti GhDSs.
Neither AngloGold Ashanti nor NTHC Limited can give any assurance that holders of AngloGold Ashanti GhDSs generally or any holder in particular will receive the notice described above in time to instruct NTHC Limited to vote as described above. Other than in the case of negligence or bad faith on the part of the NTHC Limited or its agent, NTHC Limited will not be responsible for failing to carry out voting requests or for the manner of carrying out voting requests.
Meetings of Holders of AngloGold Ashanti GhDSs
NTHC Limited or the holders of AngloGold Ashanti GhDSs may call meetings in respect of any issues pertaining to the GhDS Depositary Agreement. A meeting of holders of AngloGold Ashanti GhDSs may be called at any time by NTHC Limited on its own account or on the request of holders of AngloGold Ashanti GhDSs holding not less than 25 per cent of the AngloGold Ashanti GhDSs then in issue. Not less than 21 days' notice of a meeting of holders of AngloGold Ashanti GhDSs, inclusive of the day on which the notice is served or is deemed to be served and of the day for which the notice is given, will be given to the holders of AngloGold Ashanti GhDSs and NTHC Limited.
At any meeting all resolutions put to the vote of the meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman or by one or more holders of AngloGold Ashanti GhDSs present in person or by proxy and holding or representing 25 per cent of the number of issued AngloGold Ashanti GhDSs. On a poll, votes may be given either personally or by proxy. On a show of hands every holder of AngloGold Ashanti GhDSs, who, being an individual, is present in person or by proxy or, being a corporation, is present by its duly authorised representative or its proxy, shall have one vote for every AngloGold Ashanti GhDS held by him or it, and on a poll every holder of AngloGold Ashanti GhDSs who is present in person or by proxy shall have one vote for every AngloGold Ashanti GhDS held by him.
A meeting of holders of AngloGold Ashanti GhDSs duly convened and held in accordance with the GhDS Depositary Agreement shall be competent to (i) ratify any amendment, alteration or addition to the provisions of the GhDS Depositary Agreement, which has been agreed by NTHC Limited and AngloGold Ashanti and (ii) require the termination of the appointment of NTHC Limited pursuant to a resolution duly adopted by the holders of AngloGold Ashanti GhDSs.
Fees and Expenses
AngloGold Ashanti GhDS holders must pay:
Taxes and other governmental charges; registration fees charged by AngloGold Ashanti or third parties for the registration of transfers of AngloGold Ashanti Shares on the AngloGold Ashanti share register (such fees will only be payable where the holder transfers the AngloGold Ashanti Shares, but not payable where the transfer is triggered by a corporate action); and reasonable cable, telex and facsimile transmission expenses (such fees will only be payable where the holder transfers the AngloGold Ashanti Shares, but not payable where the transfer is triggered by a corporate action).
Payment of Taxes
Dividend payments and other distributions made by AngloGold Ashanti to persons resident in Ghana for Ghanaian tax purposes will be subject to withholding tax. The rate applicable to dividend payments and other distributions will depend upon whether AngloGold Ashanti is regarded as a company domiciled in Ghana or not. Dividend payments and other distributions made by companies domiciled in Ghana will be subject to a withholding tax at the rate of 10 per cent. In the case of non-resident companies' dividend payments and distributions to shareholders resident in Ghana, the dividend amount is added to the ``assessable income" of the shareholder and the appropriate mainstream tax rates applied. In such cases, the tax liability of the resident shareholder could be higher (up to 32.5 per cent depending on the income of the resident shareholder). AngloGold has submitted an application to the Minister of Finance in Ghana to obtain approval for all distributions of AngloGold Ashanti to Ghanaian residents holding AngloGold Ashanti Securities to be subject to withholding tax at the rate applicable to dividend payments and distributions made by resident companies (currently 10 per cent) and that such withholding tax be deemed the final tax payable on the dividends and other distributions received from AngloGold Ashanti by the holders of AngloGold Ashanti Securities resident in Ghana. NTHC Limited will be responsible, upon the receipt of the payment of any dividend or other distribution by AngloGold Ashanti upon the AngloGold Ashanti Shares held by NTHC Limited or the GhDS Custodian, to deduct withholding tax at the rate applicable to dividend payments made by companies domiciled in Ghana and then pay such amount immediately to the Internal Revenue Service.
Holders of AngloGold Ashanti GhDSs will be responsible for any taxes or other governmental charges payable on their AngloGold Ashanti GhDSs or on the AngloGold Ashanti Shares underlying the AngloGold Ashanti GhDSs. NTHC Limited may refuse to transfer their AngloGold Ashanti GhDSs or to refuse to allow withdrawal of AngloGold Ashanti Shares underlying the AngloGold Ashanti GhDSs until such taxes or other charges are paid. It may apply payments owed to holders of AngloGold Ashanti GhDSs or sell AngloGold Ashanti Shares underlying the AngloGold Ashanti GhDSs to pay any taxes and holders of AngloGold Ashanti GhDSs will
For:
(i) Depositing or withdrawing AngloGold Ashanti Shares or (ii) surrendering AngloGold Ashanti GhDS certificates or being the recipient of an issuance of AngloGold Ashanti GhDS certificates.

remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of AngloGold Ashanti GhDSs to reflect the sale and pay to holders of AngloGold Ashanti GhDSs any proceeds, or send to them any property remaining after it has paid the taxes.
Reclassifications
Then:
The securities received by NTHC Limited will become deposited securities. Each AngloGold Ashanti GhDS will automatically represent its equal share of the new deposited securities, unless additional AngloGold Ashanti GhDSs are distributed. Additional AngloGold Ashanti GhDSs may be distributed by NTHC Limited with the approval of AngloGold Ashanti and will be distributed by NTHC Limited if AngloGold Ashanti so requests.
Amendment and Termination
AngloGold Ashanti may agree with NTHC Limited to amend the GhDS Depositary Agreement and the AngloGold Ashanti GhDSs for any reason, without the consent of holders of AngloGold Ashanti GhDSs. If the amendment adds or increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of AngloGold Ashanti GhDS holders, it will only become effective 30 days after NTHC Limited notifies holders of AngloGold Ashanti GhDSs of the amendment. At the time an amendment becomes effective, holders of AngloGold Ashanti GhDSs are considered, by continuing to hold their AngloGold Ashanti GhDSs, to agree to the amendment and to be bound by the AngloGold Ashanti GhDSs and the agreement as amended.
The GhDS Depositary Agreement may be terminated by NTHC Limited if requested by AngloGold Ashanti to do so or if NTHC Limited informs AngloGold Ashanti of its intention to resign and no new depositary has been appointed by AngloGold Ashanti within 180 days of such notice or information.
In any event of termination, NTHC Limited will on giving 30 days notice in writing to all holders of AngloGold Ashanti GhDSs, terminate the GhDS Depositary Agreement and require the exchange of all AngloGold Ashanti GhDSs then outstanding for one fully paid up AngloGold Ashanti Share in respect of every 100 AngloGold Ashanti GhDSs (or other such number of AngloGold Ashanti GhDSs as may come to represent an interest in one AngloGold Ashanti Share) exchanged, and the market value of any AngloGold Ashanti GhDSs held by a holder of AngloGold Ashanti GhDSs which number less than one hundred (or other such number of AngloGold Ashanti GhDSs as may come to represent an interest in one AngloGold Ashanti Share) and which are exchanged.
After termination, NTHC Limited and its agents will be required to do only the following: (i) advise a holder of AngloGold Ashanti GhDSs of the termination of the GhDS Depositary Agreement; (ii) collect distributions on the deposited securities; and (iii) upon cancelling the AngloGold Ashanti GhDSs, deliver AngloGold Ashanti Shares and other deposited securities.
A year after the date of termination or later, NTHC Limited may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the GhDS Depositary Agreement, for the pro rata benefit of the holders of AngloGold Ashanti GhDSs who have not surrendered their AngloGold Ashanti GhDSs. It will not be obligated upon termination to invest the money realised and will not be liable for interest. Its only obligations will be to account for the proceeds of the sale and other cash.
After termination AngloGold Ashanti will be discharged and released from all further obligations under the GhDS Depositary Agreement except for its obligations to NTHC Limited with respect to indemnification of and payment of certain amounts to NTHC Limited.
If AngloGold Ashanti:
Changes the nominal or par value of the AngloGold Ashanti Shares; or reclassifies, splits up or consolidates any of the deposited securities; or is affected by a recapitalisation, reorganisation, merger or consolidation or sale of assets.

Limitations on Obligations and Liability to AngloGold Ashanti GhDS holders
The GhDS Depositary Agreement expressly limits AngloGold Ashanti's obligations and the obligations of NTHC Limited and the GhDS Custodian, and it limits AngloGold Ashanti's liability and the liability of NTHC Limited.
-
NTHC Limited will be subject to liability under the GhDS Depositary Agreement only where it has performed its obligations specifically set forth in the GhDS Depositary Agreement negligently or in bad faith.
-
NTHC Limited will not be liable to anyone for any payment made, permitted or suffered by NTHC Limited toany duly empowered fiscal authority of Ghana or elsewhere for taxes or other charges in any way arising out of or relating to any transaction under the GhDS Depositary Agreement, except if such payment is made, permitted or suffered due to negligence or bad faith on the part of NTHC Limited.
-
NTHC Limited may act and will not be liable for anything done or omitted or suffered by it upon the adviceand statements of or information obtained from AngloGold Ashanti's lawyers, bankers, accountants, brokers or other persons believed by NTHC Limited in good faith to be experts in relation to the matters upon which they are consulted, and where such experts are consulted with the prior knowledge of, and such advice is made available (at the time it is received) to, AngloGold Ashanti.
-
AngloGold Ashanti will be subject to liability under the GhDS Depositary Agreement only where it has performed its obligations specifically set forth in the GhDS Depositary Agreement negligently or in bad faith.
-
Neither AngloGold Ashanti, NTHC Limited, nor the GhDS Custodian will be obligated to become involved in a lawsuit or other proceeding related to any deposited securities or in respect of the certificates of the AngloGold Ashanti GhDSs, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability will be furnished as often as may be required, and the GhDS Custodian will not be under any obligation whatsoever with respect to such proceedings, the responsibility of the GhDS Custodian being solely to NTHC Limited.
-
NTHC Limited will not be liable for any error of judgment made in good faith in accordance with any requestor advice of AngloGold Ashanti or in accordance with any validly given direction of the holders of AngloGold Ashanti GhDSs.
-
Whenever any certificate, notice, instruction or other communication is to be given by AngloGold Ashanti toNTHC Limited, NTHC Limited may accept as sufficient evidence thereof a document signed or purporting to be signed on behalf of AngloGold Ashanti by any two persons whose signature NTHC Limited is, for the time being, authorised by AngloGold Ashanti to accept.
-
NTHC Limited will not be responsible for any misconduct, mistake, oversight, error of judgment,forgetfulness or want of prudence on the part of AngloGold Ashanti or any legal practitioner, banker, liquidator, or trustee, lawyer, agent or other person acting under the GhDS Depositary Agreement as agent or advisor of AngloGold Ashanti or NTHC Limited.
-
NTHC Limited will be under no obligation to exercise any of its powers vested in it in terms of the GhDSDepositary Agreement at the request or direction of a holder of AngloGold Ashanti GhDSs, unless such holder has offered to NTHC Limited an acceptable indemnity against the costs, expenses and liabilities, which may be incurred thereby.
-
Neither NTHC Limited nor AngloGold Ashanti will incur liability in respect of any action taken or thingsuffered by them in reliance upon any notice, resolution, direction, consent, certificate, affidavit, statement, certificate of stock, plan of reorganisation or other paper or document believed to be genuine and to have been passed, sealed or signed by the proper parties, including themselves or their officers.
-
Neither NTHC Limited nor AngloGold Ashanti will incur liability for doing, or failing to do, any act or thingwhich by reason of any provision of any present or future law or regulation, or of any decree, order or judgment of any court, or by reason of any direction, request, announcement or similar action (whether of binding legal effect or not) which may be taken or made by any person or body acting with, or purporting to exercise the authority of any government, whether legally or otherwise.
-
If for any reason it becomes impossible to carry out the provisions of the GhDS Depositary Agreement,AngloGold Ashanti will not be under any liability therefore or thereby, and will not incur any liability by reason of any error of law or any matter or thing done or suffered or omitted to be done by it or them in good faith under the GhDS Depositary Agreement.
-
AngloGold Ashanti will not be under any liability, except such liability as may be expressly assumed by itunder the GhDS Depositary Agreement, nor will it, save as provided in the GhDS Depositary Agreement, be liable for any act or omission of NTHC Limited.

Requirements for Depositary Actions
Before NTHC Limited will issue, transfer or register the transfer of an AngloGold Ashanti GhDS, make a distribution on an AngloGold Ashanti GhDS, or allow withdrawal of AngloGold Ashanti Shares, NTHC Limited may require:
- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any AngloGold Ashanti Shares;
- production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
- compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.
NTHC Limited may refuse to deliver, transfer or register transfers of AngloGold Ashanti GhDSs generally when the books of NTHC Limited or the books of AngloGold Ashanti are closed, or at any time if AngloGold Ashanti thinks it advisable to do so.
Pre-release of AngloGold Ashanti GhDSs
In certain circumstances, subject to the provisions of the GhDS Depositary Agreement and unless requested in writing by AngloGold to cease doing so, NTHC Limited may issue AngloGold Ashanti GhDSs before deposit of the underlying AngloGold Ashanti Shares. This is called a pre-release of the AngloGold Ashanti GhDSs. NTHC Limited may also deliver AngloGold Ashanti Shares upon cancellation of pre-released AngloGold Ashanti GhDSs if the person to whom such AngloGold Ashanti Shares are to be delivered is a banking institution organised pursuant to the laws of South Africa or Ghana (even if the AngloGold Ashanti GhDSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying AngloGold Ashanti Shares are delivered to NTHC Limited. NTHC Limited may receive AngloGold Ashanti GhDSs instead of AngloGold Ashanti Shares to close out a pre-release.
NTHC Limited may pre-release AngloGold Ashanti GhDSs only under the following conditions:
- before or at the time of the pre-release, the person to whom the pre-release is being made must represent to NTHC Limited in writing that it or its customer owns the AngloGold Ashanti Shares or AngloGold Ashanti GhDSs to be deposited; and
- the pre-release must be fully collateralised with cash or other collateral that NTHC Limited considers appropriate.
NTHC Limited will close out the pre-release on not more than five business days' notice and in addition, limit the number of AngloGold Ashanti GhDSs that may be outstanding at any time as a result of pre-release (which will not normally exceed 30 per cent of the AngloGold Ashanti Shares deposited under the GhDS Depositary Agreement), and will limit the value of any individual pre-release transaction, although it may disregard these limits from time to time if it thinks it is appropriate to do so, and may, with the prior written consent of AngloGold Ashanti, change such limit for purposes of general application.
10. DETAILS OF THE TRANSACTION AGREEMENT
The Transaction Agreement (as amended) was entered into on 4 August 2003 between Ashanti and AngloGold and sets out the terms and conditions subject to which the Merger is to be effected. Copies of the Transaction Agreement are available for inspection, as detailed in paragraph 15 of this Part VII. Subject to the terms and conditions of the Transaction Agreement and among other things:
(a) AngloGold agreed to appear by Counsel at the Court Hearing and to comply with all reasonable procedures and processes imposed by the High Court in connection with the Scheme and agreed to be bound by the Court Order to the extent that the Scheme is not amended or modified by the High Court in a manner detrimental to AngloGold without the prior written consent of AngloGold. Subject to the terms and conditions of the Transaction Agreement, if required, AngloGold agreed to provide an undertaking to the High Court to be bound by the Scheme;

(b) each of Ashanti and AngloGold agreed to co-operate and consult with each other in the preparation and publication of this document and any other document or filing which is required or which Ashanti and AngloGold (as the case may be) reasonably consider to be necessary or appropriate for the purposes of implementing the Merger;
(c)  subject to their respective directors' fiduciary duties and to the provisions of the Transaction Agreement relating to its termination and subject further to AngloGold (i) not being required to dispose of any of its assets or those of Ashanti or their respective subsidiaries (save in respect of certain assets) or (ii) not being limited in its actions in respect of the Combined Group (or in its ability to retain any assets of the Combined Group or portions thereof), each of Ashanti and AngloGold agreed to take all appropriate action to consummate and make effective the Scheme and the Merger;
(d)  until the Effective Date, Ashanti has agreed not to directly or indirectly without the prior written consent of
AngloGold:
(i)   issue any authorised but unissued shares of any class of its share capital other than pursuant to the exercise of Ashanti Warrants and Ashanti Options and awards under the Ashanti Option Plan and the Ashanti Incentive Schemes;
(ii)   issue or grant options in respect of any unissued shares of any class of its share capital;
(iii)  create or issue, or permit the creation or issue of, any securities carrying rights of conversion into or subscription for shares of any class of its share capital;
(iv)  sell, dispose of or acquire or agree to sell, dispose of or acquire any assets for consideration in excess of US$50 million in the aggregate;
(v)  enter into any contracts otherwise than in the ordinary course; or
(vi) enter into any hedging transaction or restructuring of any hedging transaction (other than for working capital purposes) that would have a negative impact on mark-to-market of more than US$5 million at the time immediately after entering into such hedging transaction or restructuring (except for the close out or termination of any hedging transaction that is within six months of the maturity date).
(e)  Ashanti has agreed not to solicit any alternate acquisition proposals but is not prevented from receiving and considering or providing any information in relation to new proposals provided that it notifies AngloGold of the receipt of any acquisition proposal and the material terms thereof and discloses any information regarding Ashanti made available to persons in connection with such alternate acquisition proposals to AngloGold;
(f)  the entitlements of Ashanti directors and employees are as follows:
(i)  if any director or employee of Ashanti is given notice of termination of contract between the Effective
Date and 18 months from the Effective Date then AngloGold has agreed that such director or employee shall receive their contractual entitlement on termination and, in certain circumstances, certain employees shall receive an amount greater than their contractual entitlement;
(ii)  if, within three months after the Effective Date, any executive director is not offered a position as an executive director of the Combined Group or another position that is reasonably acceptable to that executive director in the Combined Group then AngloGold shall give notice of termination of that executive director's employment and the executive director will receive their contractual entitlement on termination;
(iii)  the directors and employees have no obligation to mitigate their losses; and
(iv)  prior to completion of the Merger, bonuses payable to the executive directors will be determined by the
Management Development and Remuneration Committee of Ashanti, in a maximum aggregate amount of US$1.5 million and such bonuses will be paid to the executive directors upon completion of the Merger;
(g) except as provided below, the Ashanti Board may not withdraw, or propose to withdraw, its recommendation. If, at any time prior to the Effective Date, the Ashanti Board receives an acquisition proposal that the Ashanti Board determines to be a superior proposal to the Merger, the Ashanti Board will be permitted to withdraw its recommendation if, after providing written notification to AngloGold of such proposal, and of the Ashanti Board's intent to withdraw its recommendation, AngloGold does not, within six business days of such notification, increase the consideration offered or otherwise improve the terms of the Merger or, if after such increase or improvement, the Ashanti Board determines in good faith (after having received a written opinion of a financial adviser of the fairness of the superior proposal from a financial point of view) that the superior proposal is still superior to the revised AngloGold offer;
(h)  in addition, if the Ashanti Board determines, in its good faith judgement after having received advice of outside legal counsel, that the failure to withdraw its recommendation would constitute a breach of its fiduciary duties under applicable law, the Ashanti Board may withdraw its recommendation upon notice to AngloGold; provided, however, that in making such determination, the Ashanti Board may not take into account any acquisition proposal or inquiry that is reasonably likely to result in an acquisition proposal;
(i)   should the Ashanti Board receive a superior proposal and withdraw its recommendation and either
AngloGold or Ashanti terminates the Transaction Agreement because of such withdrawal, Ashanti will be required to pay to AngloGold, upon such termination, a termination fee of US$15 million. In the event that Ashanti determines, after having taken advice from legal counsel, that the payment of such termination fee to AngloGold would violate Ghanaian law, Ashanti will promptly deposit US$15 million into an escrow account pending the determination of a court of competent jurisdiction in Ghana that the payment of such termination fee to AngloGold would not violate Ghanaian law. Ashanti has also agreed to procure that any third party that makes a superior proposal agrees to pay the termination fee of US$15 million upon consummation of that superior proposal if it has not been paid earlier by Ashanti;
(j)   if AngloGold wrongfully terminates the Transaction Agreement in breach of its obligations to complete the
Merger, it will be committed to pay Ashanti US$75 million to compensate it for the damages Ashanti will have suffered as a result of the breach. If Ashanti wrongfully terminates the agreement in breach of its obligations, it will be liable for all damages incurred by AngloGold, which, in that event, will not be subject to any cap. The rights of third parties to enforce the Transaction Agreement have been excluded;
(k)  the Transaction Agreement may be terminated and the Scheme and other transactions contemplated by the Transaction Agreement may be abandoned in the following circumstances at any time prior to the Effective Date notwithstanding any requisite approval of the Scheme by Ashanti Shareholders:
(i)
by mutual written consent of AngloGold and Ashanti duly authorised by the board of directors of AngloGold and the Ashanti Board; or
(ii)
by either AngloGold or Ashanti, if the Effective Date does not occur on or before 31 May 2004 or such later date as may be agreed by the parties in writing (such date being referred to as the "End Date"); or
(iii)
by either AngloGold or Ashanti, if any Governmental Authority enacts, issues, promulgates or enters any injunction, order, decree or ruling which has become final and non-appealable and which makes the consummation of the Scheme illegal or otherwise prevents or prohibits consummation of the Scheme; or
(iv)
by either AngloGold or Ashanti, if the Scheme fails to receive the requisite vote of Ashanti Shareholders at the Scheme Meeting; or
(v)
by either AngloGold or Ashanti, if the High Court determines not to issue the Court Order and issues an order to this effect; or
(vi)
by AngloGold if (A) the Ashanti Board withdraws its recommendation, or (B) the terms and conditions of the Scheme are modified without the prior written consent of AngloGold; or
(vii)   by AngloGold if AngloGold determines that any condition to its obligations to consummate the
Scheme (as set out in Part V of this document) is incapable of being satisfied prior to the End Date and is not curable, or if curable, is not cured within 30 days after written notice thereof has been given to Ashanti; provided, however, that AngloGold may not assert an Ashanti Material Adverse Effect as the basis for the termination of the Transaction Agreement unless AngloGold (A) has provided Ashanti with five business days' prior written notice of its intention to do so; (B) acting reasonably, has taken into account any positive events, circumstances, changes or effects identified by Ashanti that have occurred after the date of the Transaction Agreement, which are not already reflected in the AngloGold Model; and (C) has provided to Ashanti copies of its calculations of the impairment to the Net Present Value and the original and adjusted AngloGold Models and, where appropriate, variations thereof; or

(viii) by AngloGold on the Confirmation Date, prior to 10:00 a.m. (GMT), or on the previous day if there has been a failure to satisfy any of the conditions set forth in paragraphs 2.3, 2.4, 2.5 and 2.9 to 2.15 (inclusive) of Part V of this document; provided, however, that AngloGold may not assert an Ashanti Material Adverse Effect as the basis for the termination of the Transaction Agreement unless it (A) has provided Ashanti with written notice of its intention to do so (B) acting reasonably, has taken into account any positive events, circumstances, changes and effects identified by Ashanti prior to the fifth business day before the Confirmation Date that have occurred after the date of the Transaction Agreement, which are not already reflected in the AngloGold Model; and (C) has provided to Ashanti copies of its calculations of the impairment to the Net Present Value and the original and adjusted AngloGold Models and, where appropriate, variations thereof; or
(ix)
by Ashanti if the Ashanti Board has withdrawn its recommendation in accordance with the Transaction Agreement.
11. SUMMARY OF SHAREHOLDER SUPPORT DEEDS AND STABILITY AGREEMENT
(a) Lonmin Support Deed
AngloGold and Lonmin have entered into the Lonmin Support Deed. The following is a summary of the material terms of the Lonmin Support Deed and the related registration rights agreement, copies of which are available for inspection, as detailed in paragraph 15 of this Part VII.
Voting Agreement
Lonmin agreed that at any duly convened meeting of Ashanti Securityholders (including the Scheme Meeting and Extraordinary General Meeting), unless it is not entitled to attend and vote at such meeting, it will be present at such meeting, in person or by proxy, and vote all of the Ashanti Securities entitled to be voted by it at such meeting in favour of the approval of the Scheme and any other matter relating to the consummation of the Merger and against (A) any competing acquisition proposal; provided, however, that Lonmin may vote in favour of a competing acquisition proposal involving Randgold and/or any of its affiliates in which all holders of Ashanti Shares are entitled to receive, in exchange for all the Ashanti Shares held by them, consideration payable solely in cash or including a full cash alternative that is fully funded or underwritten on terms satisfactory to Lonmin and that the Ashanti Board has determined to be a superior proposal (a "Randgold Cash Acquisition Proposal") and (B) any other action or proposal (other than any action or proposal to be taken or made in connection with a Randgold Cash Acquisition Proposal) that Lonmin knows or reasonably believes to be intended, or that could reasonably be expected by Lonmin (without making enquiry), to prevent, impede, delay or postpone the consummation of the transactions contemplated by the Transaction Agreement, including any proposal (other than any proposal made in connection with a Randgold Cash Acquisition Proposal) to adjourn or postpone the Scheme Meeting or the Extraordinary General Meeting other than as contemplated by the Transaction Agreement. Such agreement to attend and vote shall apply to any adjourned or postponed meeting of holders of Ashanti Securities that has been duly convened and at which Lonmin is entitled to attend and vote, and to any vote of such holders validly taken by postal ballot in which Lonmin is entitled to participate, at or through which any item of business referred to in the preceding sentence is presented for approval.
Takeover Offer
In the event AngloGold commences a takeover offer for Ashanti that has been approved by Ashanti in accordance with the Transaction Agreement, Lonmin agrees to complete and return its form of acceptance in respect of all of the Ashanti Securities held by Lonmin and to which such offer relates within seven business days of receiving the formal offer document in relation to the takeover offer. Lonmin agrees not to withdraw any completed acceptance except as permitted by the Lonmin Support Deed.
Transfer Restrictions
Lonmin agreed that, except as contemplated by the Lonmin Support Deed, it will not, directly or indirectly, (a) sell, assign, transfer, charge, create a lien on, pledge, or otherwise encumber or enter into any option or contract to purchase, transfer beneficial ownership or the economic benefit or risk of ownership of, or otherwise dispose of any of its Ashanti Securities or agree to do any of the foregoing; provided, however, that Lonmin may do or agree to do any of the foregoing pursuant to a Randgold Cash Acquisition Proposal, (b) other than pursuant to a Randgold Cash Acquisition Proposal, deposit any Ashanti Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to the Ashanti Securities that is inconsistent with the Lonmin Support Deed, or (c) take any action (other than pursuant to a Randgold Cash Acquisition Proposal) that would have the effect of preventing, impeding, interfering with, delaying, postponing or adversely affecting its ability to perform its obligations under the Lonmin Support Deed.
Non-Solicitation
Lonmin agreed to immediately terminate any discussions relating to any competing acquisition proposal or relating to any proposal with respect to the sale of its Ashanti Securities and agreed that it shall not directly or indirectly solicit any competing acquisition proposal, any proposal with respect to the sale of its Ashanti Securities or any proposal or offer to acquire the Ashanti Securities of any other Ashanti Securityholder, provided, however, that Lonmin is not prevented from receiving any proposals in connection with a competing acquisition proposal (other than a competing acquisition proposal made by Randgold that is not a Randgold Cash Acquisition Proposal) or any proposal (other than a proposal made by Randgold that is not a Randgold Cash Acquisition Proposal) with respect to the sale of its Ashanti Securities or from participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or otherwise cooperating with respect to, the same.
Lonmin also agreed that it will not directly or indirectly participate in any negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate with respect to, any competing acquisition proposal made by Randgold other than a Randgold Cash Acquisition Proposal, any proposal made by Randgold (other than a Randgold Cash Acquisition Proposal) with respect to the sale of its Ashanti Securities or any proposal or offer made by Randgold (other than a Randgold Cash Acquisition Proposal) to acquire the Ashanti Securities of any other Ashanti Securityholders.
Termination
AngloGold and Lonmin each have the right to terminate the Lonmin Support Deed upon the public announcement by Ashanti that the Ashanti Board has withdrawn its recommendation of the merger or if the Transaction Agreement is terminated.
If AngloGold commences a takeover offer for Ashanti that has been approved by Ashanti in accordance with the Transaction Agreement, Lonmin delivers an acceptance of the takeover offer in respect of the Ashanti Securities to which such offer relates, and either: (i) the Lonmin Support Deed or the Transaction Agreement has been validly terminated in accordance with its terms (other than as a result of the withdrawal by the Ashanti Board of its recommendation in connection with a competing acquisition proposal made by Randgold that is not a Randgold Cash Acquisition Proposal), or (ii) a Randgold Cash Acquisition Proposal is made, then Lonmin will have the right to withdraw any such acceptance.
The obligations of Lonmin (i) to vote against any competing acquisition proposal made by Randgold other than a Randgold Cash Acquisition Proposal, (ii) not to transfer or otherwise dispose of its Ashanti Securities in connection with any proposal or offer made by Randgold other than a Randgold Cash Acquisition Proposal, and (iii) not to participate in any negotiations regarding any acquisition proposal made by Randgold, other than a Randgold Cash Acquisition Proposal, will each survive termination of the Lonmin Support Deed for a period of six months after the date of such termination (but will in no event survive after 31 July 2004) if the termination of the Transaction Agreement occurs other than:
(i) pursuant to sections 9.01(a)(i) or (iii) of the Transaction Agreement (described in Part VII, paragraphs 10(k)(i) or (iii) of this document);
(ii) by AngloGold pursuant to sections 9.01(a)(ii), (iv) or (v) of the Transaction Agreement (described in
Part VII, paragraphs 10(k)(ii), (iv) or (v) of this document); or
(iii) pursuant to sections 9.01(a)(vi)(B), (vii) or (viii) of the Transaction Agreement (described in Part VII, paragraphs 10(k)(vi)(B), (vii) or (viii) of this document).
Governing Law
The Lonmin Support Deed is governed by the laws of England, and any dispute arising under the agreement will be submitted to the exclusive jurisdiction of the courts of England.

Lonmin Registration Rights Agreement
Concurrently with the execution of the Lonmin Support Deed, AngloGold and Lonmin entered into a registration rights agreement to enable Lonmin to sell the AngloGold ordinary shares it receives pursuant to the Merger in the United States following the Effective Date through transactions registered under the US Securities Act of 1933, as amended, and to provide for the orderly marketing and distribution of such sales both in the United States and/or outside the United States.
Under the terms of the registration rights agreement AngloGold will make available a shelf registration statement on Form F-3 (or any other appropriate form) to cover the sale by Lonmin of AngloGold shares in the United States from time to time after the Scheme becomes effective.
(b) Government Support Deed
AngloGold and the Government have entered into the Government Support Deed. The following is a summary of the material terms of the Government Support Deed, copies of which are available for inspection, as detailed in paragraph 15 of this Part VII.
Voting Agreement
The Government has agreed that, at any meeting of holders of Ashanti Shares (including, without limitation, the Scheme Meeting and the Extraordinary General Meeting), the Government shall be present, in person or by proxy, and shall vote all of the Ashanti Shares held by the Government entitled to be voted at such meeting, (i) in favour of the approval of the Scheme and any other matter relating to the consummation of the transactions contemplated by the Transaction Agreement and (ii) against: (A) any competing acquisition proposal, and (B) any other action or proposal that is intended, or could reasonably be expected by the Government (without making enquiry), to prevent, impede, delay or postpone the consummation of the transactions contemplated by the Transaction Agreement, including any proposal to adjourn or postpone the Scheme Meeting or the Extraordinary General Meeting other than as contemplated by the Transaction Agreement. Such agreement to vote shall apply to any adjournment or postponement of a meeting of holders of Ashanti Shares and to any vote of such holders by postal ballot, at or through which any item of business referred to in the preceding sentence is presented for approval.
Government Support for an Offer for Ashanti Shares
The Government has agreed that if AngloGold commences an offer for Ashanti on terms that are substantially similar or superior to those of the Scheme, the Government will support such offer. The Government has agreed not to withdraw (or cause to be withdrawn) its support for such offer except following termination of the Government Support Deed.
Transfer Restrictions
The Government has agreed that it shall not, directly or indirectly, (a) sell, assign, transfer (including, without limitation, by operation of law), charge, create a lien on, pledge, or otherwise encumber or enter into any option or contract to purchase, transfer beneficial ownership or the economic benefit or risk of ownership of, or otherwise dispose of (hereinafter, "Sell") any of the Ashanti Shares held by the Government or agree to do any of the foregoing, (b) deposit any of the Ashanti Shares held by the Government into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the terms of the Government Support Deed, or (c) take any action that would have the effect of preventing, impeding, interfering with, delaying, postponing or adversely affecting its ability to perform its obligations under the Government Support Deed.
Stability Agreement
The Government agreed to use its reasonable endeavours to obtain the approval of Parliament prior to the Effective Date to the form of the Stability Agreement attached to the Government Support Deed as it relates to Sections 2.01 through 2.06 thereof. Promptly after approval of Sections 2.01 through 2.06 of the Stability Agreement by Parliament, the Government and AngloGold agreed to enter into the Stability Agreement.
Non-Solicitation
The Government agreed to immediately terminate any discussions relating to any competing acquisition proposal or any proposal with respect to the sale of the Ashanti Shares held by the Government (it being noted at the time of signing the Government Support Deed that the Government was not in discussion relating to any competing acquisition proposal or any proposal with respect to the sale of the Ashanti Shares held by the Government) and that, during the term of the Government Support Deed, it will not directly or indirectly (a) solicit any competing acquisition proposal, any proposal with respect to the sale of the Ashanti Shares held by the Government or any proposal or offer to acquire the Ashanti Shares of any other Ashanti shareholders; or (b) participate in any negotiations regarding, or furnish to any person any information with respect to, or otherwise co-operate with respect to, any competing acquisition proposal or any proposal with respect to the Ashanti Shares held by the Government or any proposal or offer to acquire the Ashanti Shares of any other Ashanti shareholders. The Government agreed to notify AngloGold promptly of the receipt by it of any competing acquisition proposal or any proposal with respect to the sale of the Ashanti Shares held by the Government and any material terms thereof.
Appointment of Directors
AngloGold agreed that, with effect from the Effective Date, it will appoint, as non-executive directors of AngloGold, two Ghanaian citizens recommended by the Government and acceptable to the AngloGold Board and to Ashanti, in accordance with the relevant applicable company laws. As at 27 February 2004 (being the latest practicable date prior to publication of this document), AngloGold has not received any recommendation from the Government in relation to such appointments.
Listing of AngloGold Ashanti Shares on the Ghana Stock Exchange
AngloGold agreed to prepare and submit an application for the listing of AngloGold Ashanti Shares and AngloGold Ashanti GhDSs with the Ghana Stock Exchange as promptly as reasonably practicable after the date of the Government Support Deed.
Termination
The Government Support Deed will terminate upon the termination of the Transaction Agreement in accordance with its terms; provided, however, that the obligation of the Government to vote against any competing acquisition proposal will survive the termination of the Government Support Deed for a period of six months after the date of such termination (but shall in no event survive after 31 July 2004) if the termination of the Transaction Agreement occurs other than:
(i)  by mutual written consent of AngloGold and Ashanti;
(ii) by either AngloGold or Ashanti if any Governmental Authority has enacted, issued, promulgated, or entered any injunction, order, decree or ruling which has become final and nonappealable and has the effect of making consummation of the Scheme illegal or otherwise preventing or prohibiting consummation of the Scheme;
(iii) by either AngloGold or Ashanti if the Scheme has failed to receive the requisite vote of the members of Ashanti at the Scheme Meeting;
(iv) by either AngloGold or Ashanti if the High Court determines not to issue the Court Order and issues an order to this effect; or
(v)  by AngloGold for any other reason.
Governing Law
The Government Support Deed is governed by the laws of Ghana, and any dispute arising under the agreement will be submitted to the exclusive jurisdiction of the courts of Ghana.
(c) The Stability Agreement
In order to provide the fiscal and regulatory framework necessary to facilitate an accelerated development of the Obuasi Deeps, the Government has entered into the Stability Agreement with AngloGold. In consideration of the agreements and undertakings contained in the Stability Agreement, AngloGold has undertaken, after consummation of the Merger, to issue to the Government 2,658,000 AngloGold Shares and to pay to the Government US$5 million in cash. The terms of the Stability Agreement were approved by Parliament on 18 February 2004. The following is a summary of the material terms of the Stability Agreement, copies of which are available for inspection, as detailed in paragraph 15 of this Part VII.

Extension of Mining Lease
The Government has agreed to extend the term of the Obuasi mining lease and the rights of Ashanti thereunder until 4 March 2054 on its existing terms, and has agreed that it will not seek to exercise any right to acquire an interest in Ashanti or any of its affiliates or any of their respective operations or assets pursuant to Sections 8(1) or 8(2) of the Mining Law or any successor law thereto.
As a specific condition to the extension of the Obuasi mining lease, AngloGold is expressly committed to: (i) cause Ashanti to invest certain specified amounts under the AngloGold covenants that relate to Investment Commitments as set out below; and (ii) keep the name Ashanti in the company name of Ashanti as long as Ashanti (and/or its affiliates) operate the Obuasi mining lease.
Royalties
The Government has agreed, for a period of 15 years commencing at the Effective Date, to maintain the royalty payable by Ashanti with respect to its mining operations in the Republic of Ghana at a rate of 3 per cent of the total revenue from minerals obtained by Ashanti from such mining operations.
Corporate Tax
The Government has agreed to maintain the corporate tax payable by Ashanti and to fix it for each of its subsidiaries in Ghana at a rate of 30 per cent for a period of 15 years commencing at the Effective Date.
Golden Share
The Government has confirmed (and agreed) that rights of the Government with respect to the Golden Share apply solely to Ashanti's assets and operations in Ghana.
Foreign Currency Availability
The Government has agreed to authorise Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 per cent of their exportation proceeds in foreign currencies in their bank accounts. If such bank accounts are opened in Ghana, the Government guarantees the availability of the foreign currency credited into such bank accounts.
No Adverse Effect/General Stability
The Government has agreed that neither Ashanti nor any of its Ghanaian subsidiaries will, for a period of 15 years commencing at the Effective Date, (a) be adversely affected by any new enactment, orders, instruments or other actions made under any new enactment or changes to any enactment, orders, or instruments in existence as of the date of the Stability Agreement, or other actions taken under these that have the effect or purport to have the effect of imposing obligations upon Ashanti or any of its Ghanaian subsidiaries, or (b) be adversely affected by changes after the date of the Stability Agreement to (i) the level of any payments of any customs or other duties relating to entry of materials, goods, equipment and any other inputs necessary to the mining operations or project, (ii) the level of any payments of taxes, fees and other fiscal imports, or (iii) laws relating to exchange control, transfer of capital and dividend remittance.
Value Exchange for Stability Agreement
In consideration of the agreements and undertakings contained in the Stability Agreement, AngloGold will (a) issue and deliver to the Government 2,658,000 validly issued, fully paid and nonassessable AngloGold Shares (that shall be registered in the name of the Republic of Ghana) and (b) pay to the Government US$5 million in cash.
AngloGold Covenants
In consideration of the agreement and undertakings contained in the Stability Agreement AngloGold has entered into certain covenants with the Government:
Investment Commitments. AngloGold is committed to the recapitalisation of the Existing Obuasi Mine as well as further exploration in regards to Obuasi Deeps. AngloGold Ashanti proposes to spend US$220 million on the Existing Obuasi Mine over the period 1 January 2004 to 31 December 2008. This amount of US$220 million includes the amount of US$110 million in real terms which AngloGold intends to spend over the next five years on underground equipment, infrastructure and environmental and planning systems for the Existing Obuasi Mine as referred to elsewhere in this document. In respect of Obuasi Deeps, by 31 December 2008 AngloGold Ashanti will conclude the required exploration programme and feasibility studies, at an estimated cost of US$44 million. Thereafter, if viable, development of Obuasi Deeps may proceed. Preliminary scoping studies indicate total capital expenditure for Obuasi Deeps in the amount to US$570 million in real terms over the expected life of mine.
Retrenchment Programmes. For a period of two years after the Effective Date, AngloGold will not and will cause Ashanti not to implement any new retrenchment programme in Ghana. AngloGold will also, during such period of two years, cause Ashanti to strictly continue to apply Ashanti's existing retrenchment programmes.
Community Trusts. AngloGold will establish and/or maintain a community trust in Ghana to which AngloGold Ashanti will contribute a total amount of 1 per cent of its profits generated in Ghana.
Training; Malaria; Health and Safety. AngloGold will also implement programmes pertaining to training, efforts against malaria and improvement of health, safety and working conditions on terms specified in the Stability Agreement.
AngloGold Ashanti. With effect from the Effective Date, AngloGold will change the AngloGold company name to AngloGold Ashanti.
Termination
The Stability Agreement will terminate automatically should either: (i) the 2,658,000 AngloGold Shares; or (ii) the amount of US$5 million that are payable to the Government as outlined above not be paid to the Government, within 3 business days of the later to occur of (i) the Effective Date and (ii) the date of execution of the Stability Agreement.
The Stability Agreement will also automatically terminate upon the termination of the Government Support Deed.
Governing Law
The Stability Agreement is governed by the laws of Ghana, and any dispute arising under the agreement will be submitted to the exclusive jurisdiction of the courts of Ghana.
Commitment Fee
In the event that after Parliament approves the Stability Agreement: (i) the Transaction Agreement is terminated by the mutual written consent of AngloGold and Ashanti or (ii) AngloGold wrongfully terminates the Transaction Agreement, AngloGold has agreed to promptly pay the Government US$15 million in cash.
Expenses
AngloGold has also agreed to pay the Government US$5 million in cash on the Effective Date towards the transaction costs incurred by the Government in its capacity as regulator.
12. FINANCING ARRANGEMENTS WITH ANGLOGOLD
(a) On 31 December 2003, Geita Gold Mining Limited made a distribution of US$30 million in partial repayment of outstanding shareholder loans. AngloGold agreed that the US$15 million that would otherwise have been payable to the AngloGold Group should instead be paid directly to the Ashanti Group. Following this repayment, the total principal amount of shareholder loans owed to the Ashanti Group was US$14.1 million. On 3 February 2004, AngloGold Geita Holdings Limited, a subsidiary of AngloGold, agreed to purchase this residual shareholder loan at par, together with accrued interest. In consideration for the above, Ashanti will not participate in future distributions of Geita Gold Mining Limited, until such time as the equivalent amounts owed to AngloGold have been repaid in full.
(b) On 3 February 2004, SMI Holdings Limited, a subsidiary of AngloGold, agreed to provide an unsecured loan facility of up to US$20 million to Ashanti Capital Limited, payable in two equal tranches. The first tranche can be drawn down at any time with 5 days' notice. The second tranche can be drawn down on five days' notice, subject to Ashanti providing evidence that: (a) it has fully utilised the existing headroom under the Ashanti RCF; and (b) all reasonable methods of raising finance by way of hedging and/or derivative transactions have been exhausted (subject to remaining in compliance with Ashanti's hedging policy and subject to the terms of the Transaction Agreement). On payment of any amount in respect of the second tranche, AngloGold is entitled to issue a notice specifying that no further capital expenditure shall be incurred in connection with the Siguiri project before the second tranche has been repaid in full, save for amounts that become due and payable under the terms of agreements entered into before the date of the notice. Interest is payable on the loan at the rate applicable to the Ashanti RCF, with a one per cent premium. The loan is subordinated in certain circumstances, other than in respect of repayment as set out below, to the terms of the Ashanti RCF. Each tranche of the loan is repayable on the earlier of the first anniversary of the date on which the first advance is made and 31 March 2005 (other than if such repayment shall trigger a default under the Ashanti RCF). AngloGold also agreed to provide a guarantee to Ashanti of up to US$6 million in respect of certain purchase agreements.
13. FAIRNESS REPORT
The Fairness Reporter will prepare a fairness report in accordance with section 231(2) of the Companies Code.
14. CONSENTS
CIBC World Markets, which is regulated in the UK by The Financial Services Authority, has given and has not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.
UBS Limited has given and has not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.
First Africa Group Holdings (Pty) Limited has given and has not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear.
15. DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of Ashanti at Gold House, Patrice Lumumba Road, Roman Ridge, Accra, Ghana; at the registered office of AngloGold at 11 Diagonal Street, Johannesburg 2001, South Africa, and at the offices of Norton Rose, Kempson House, Camomile Street, London EC3A 7AN up to and during the Court Hearing:
(a) this document, the Listing Particulars and the AngloGold Ashanti Information Memorandum;
(b) the Ashanti Regulations;
(c) the proposed new Ashanti Regulations;
(d) the Memorandum and Articles of Association that will apply to AngloGold Ashanti;
(e) the Ashanti GDS Deposit Agreement;
(f) the Ashanti ZDR depositary agreement dated 16 April 1997 (as amended);
(g) the AngloGold Ashanti GhDS depositary agreement;
(h) the AngloGold ADS depositary agreement;
(i) the Transaction Agreement;
(j) the Lonmin Support Deed and the related registration rights agreement;
(k) the Government Support Deed;
(l) the Stability Agreement;
(m) the Ashanti Warrant Deed Poll;
(n) the Ashanti Option Plan and the Ashanti Incentive Schemes;
(o) the service agreements and letters of appointment of directors;
(p) the financing agreements entered into with AngloGold referred to in paragraph 12 above, being a debt assignment agreement entered into between Ashanti Capital Limited, Ashanti Finance (Cayman) Limited

and AngloGold Geita Holdings Limited and a loan facility agreement entered into between SMI Holdings Limited, AngloGold Limited and Ashanti Goldfields Company Limited each dated 3 February 2004;
(q) the written opinions of CIBC World Markets as to the fairness of the Share Exchange Ratio as of 4 August
2003 and 14 October 2003;
(r)  the consents referred to in paragraph 14 above; and
(s)  the undertaking from Anglo American plc to vote its shares in favour of the special resolution to change
AngloGold's name to AngloGold Ashanti Limited.
In accordance with the rules of the UK Listing Authority, a copy of the new Ashanti Regulations will be available at the place of the Extraordinary General Meeting for at least 15 minutes prior to and during the Meeting.
16. ADDITIONAL INFORMATION ABOUT ANGLOGOLD AND ASHANTI
The AngloGold Ashanti Information Memorandum which accompanies this document contains additional information about AngloGold, Ashanti and the Combined Group.
AngloGold and Ashanti also file annual reports and furnish periodic and other reports and other information with the SEC under the US Securities Exchange Act of 1934.
The SEC maintains an internet worldwide web site that contains reports and other information about issuers, like AngloGold and Ashanti, who file electronically with the SEC. The address of that site is http://www.sec.gov. You may also read and copy this information at the SEC's Public Reference Room, located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 (1-800-732-0330). You may also obtain copies of this information by mail from the Public Reference Section of the SEC at the above address, at prescribed rates. The documents contained on this website do not form a part of this document.
You may also inspect reports and other information about AngloGold and Ashanti at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also consult reports and other information about AngloGold that it files pursuant to the rules of the JSE Securities Exchange South Africa, the London Stock Exchange, Euronext Paris and the Australian Stock Exchange. You may consult reports and other information about Ashanti that it files pursuant to the rules of the London Stock Exchange and the UK Listing Authority.

PART VIII: NOTICE OF SCHEME MEETING
No. IV/2004
IN THE SUPERIOR COURT OF JUDICATURE IN THE HIGH COURT OF JUSTICE
ACCRA GHANA AD - 2004
IN THE MATTER OF ASHANTI GOLDFIELDS COMPANY LIMITED
and
IN THE MATTER OF THE COMPANIES CODE 1963 (ACT 179), AS AMENDED
NOTICE IS HEREBY GIVEN that, by an Order dated 1 March 2004 made in the above matter, the High Court has directed a meeting to be convened of the holders of Scheme Shares (as defined in the scheme of arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to section 231 of the above-mentioned Companies Code proposed to be made between the Company and holders of Scheme Shares and that such meeting will be held at the Len Clay Stadium, Obuasi, Ghana on 7 April 2004 at 11 a.m. (GMT) at which place and time all holders of such Scheme Shares are requested to attend.
Any person entitled to attend the meeting can obtain a copy of a printed composite document containing the scheme of arrangement and an explanatory statement required to be furnished pursuant to section 233 of the above-mentioned Companies Code, together with a form of proxy, during usual business hours on any day prior to the day appointed for the meeting (other than a Saturday, a Sunday or a public holiday) at the registered office of the Company, Gold House, Patrice Lumumba Road, Roman Ridge, Accra, Ghana and at the offices of the solicitors to the Company at the address mentioned below.
Holders of Scheme Shares entitled to attend the meeting may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A form of proxy for use at the meeting is enclosed with this document. Completion of the form of proxy will not preclude a holder of Scheme Shares from attending and voting at the meeting.
It is requested that forms appointing proxies be lodged with either the Principal Registrar of Ashanti, NTHC Limited, at Martco House, off Kwame Nkrumah Avenue, PO Box K1A 9563, Airport, Accra, Ghana, the UK Transfer Agent of the International Registrar of Ashanti, Capital IRG Plc at Bourne House, 34 Beckenham Road, Beckenham, Kent BT3 4TU, United Kingdom, or the Zimbabwean Registrar of Ashanti, Syfrets Corporate and Merchant Bank at 5th Floor, Zimbank House, 46 Speke Avenue, PO Box 2540, Harare, Zimbabwe, by 3 p.m. (GMT) on 6 April 2004, but if forms are not so lodged they may be handed to the Chairman of the meeting at the meeting.
In the case of joint holders of a Scheme Share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.
By the same Order, the High Court has appointed Michael Ernest Beckett, Chairman of the Company or, failing him, Nicholas Jeremy Morrell, a director of the Company or, failing him, Theophilus Ernest Anin, a director of the Company to act as Chairman of the meeting and has directed the Chairman to report the result thereof to the High Court.
The said scheme of arrangement will be subject to the subsequent confirmation of the High Court.
Dated the 3rd day of March 2004.
Tetteh & Co Legal Practitioners & Notaries Public PO Box 14767 Accra Ghana (Tel: +233 (21) 662 117)
Solicitors for the above-named Company

PART IX: NOTICE OF EXTRAORDINARY GENERAL MEETING
Ashanti Goldfields Company Limited
Incorporated in Ghana (No. 7094) (ARBN 074 370862)
Notice is hereby given that an extraordinary general meeting of Ashanti Goldfields Company Limited ("Ashanti") will be held at Len Clay Stadium, Obuasi, Ghana, on 7 April 2004 at 11.30 a.m. (GMT) (or as soon thereafter as the meeting of the holders of ordinary shares in Ashanti convened for 11.00 a.m. on the same day and at the same place by an order of the High Court of Ghana shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, of which resolution 1 will be proposed as a special resolution and resolution 2 will be proposed as an ordinary resolution:
SPECIAL RESOLUTION
THAT:
1(A) the Regulations of Ashanti be and are hereby amended by the adoption and inclusion of the following new
Regulation 14:
"Shares not subject to the Scheme of Arrangement:
(A) For the purposes of these Regulations, references to the "Scheme" are to the scheme of arrangement between Ashanti and the holders of Scheme Shares (as defined in the Scheme) under section 231 of the Companies Code, 1963 set out in the circular to the Ashanti Shareholders dated 3 March 2004 (in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court of Ghana or in accordance with the terms of the Scheme) and terms defined in the Scheme shall have the same meaning in this Regulation.
(B) Notwithstanding any other provision of these Regulations, if Ashanti issues any Ashanti Shares (other than to AngloGold or any subsidiary undertaking of AngloGold or anyone acting on behalf of AngloGold or any subsidiary undertaking of AngloGold) on or after the Voting Record Time and prior to the Record Time, such Ashanti Shares shall be issued subject to the terms of the Scheme and the holder or holders of such Ashanti Shares shall be bound by the Scheme accordingly.
(C) If any shares in Ashanti, other than Scheme Shares, are allotted or issued to any person (a "new member") (other than to AngloGold or any subsidiary undertaking of AngloGold or anyone acting on behalf of AngloGold or any subsidiary undertaking of AngloGold) after the Record Time, such Ashanti Shares will be immediately transferred to AngloGold in consideration of and conditional on the issue to the new member of such number of New AngloGold Shares of the same class and the payment to that new member of such amount of cash as that new member would have been entitled to had each Ashanti Share transferred to AngloGold and/or its nominee(s) hereunder been a Scheme Share.
(D) To give effect to any such transfer required by this Regulation 14, Ashanti may appoint any person to execute a form of transfer on behalf of the new member in favour of AngloGold (or as it may direct) and to agree for and on behalf of the new member to become a member of AngloGold. Pending the registration of AngloGold as the holder of any share to be transferred pursuant to this Regulation 14, AngloGold shall be empowered to appoint a person nominated by the AngloGold directors to act as attorney on behalf of the new member in accordance with such directions as AngloGold may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder(s) of such shares shall exercise all rights attaching thereto in accordance with the directions of AngloGold but not otherwise. Settlement in respect of any shares transferred under this Regulation 14 will be made as soon as reasonably practicable and in any event within 10 business days of the date of transfer of such shares and otherwise in accordance with the terms of the Scheme.
(E) If the Scheme shall not become effective by the date referred to in clause 6 of the Scheme, this
Regulation 14 shall be of no effect."

(B)
with effect from the Effective Date, Ashanti will be converted from a public company to a private company under the Companies Code and to effect this the existing Regulations of Ashanti will be deleted in their entirety and the new Regulations (based on Table A to the Second Schedule of the Companies Code and containing additional provisions with respect to the Golden Share), which have been produced to the meeting and signed by the Chairman of the meeting for identification purposes, shall be adopted as Ashanti's Regulations in place thereof.
ORDINARY RESOLUTION
2.
THAT with effect from the Effective Date, Ashanti will be de-listed from the GSE in accordance with GSE Listing Regulations 15(3) and to effect this a GSE de-listing application, which has been produced to the meeting and signed by the Chairman of the meeting for identification purposes, shall be submitted to the GSE.
Dated 3 March 2004 By Order of the Board
Ernest Abankroh Company Secretary
Registered Office:
Gold House
Patrice Lumumba Road PO Box 2665
Accra
Ghana
Notes:
1. An Ashanti Shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of that shareholder.
A proxy need not be a shareholder of Ashanti.
2. Only shareholders, proxies and authorised representatives of corporations which are shareholders are entitled to attend the meeting.
3. Ashanti Shareholders are invited to complete and return the YELLOW form of proxy which accompanies this document. Lodgement of the form of proxy will not prevent them from attending and voting at the meeting.
4. In order to be valid, the YELLOW form of proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the directors of Ashanti, must be deposited at the offices of the relevant registrar being: Ashanti's Registrars in Ghana, NTHC Limited, Martco House, off Kwame Nkrumah Avenue, PO Box K1A 9563, Airport, Accra, Ghana, or the UK Transfer Agent of Ashanti's International Registrars, Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, UK, or Ashanti's Registrars in Zimbabwe, Syfrets Corporate and Merchant Bank, 5th Floor, Zimbank House, 46 Speke Avenue, PO Box 2540, Harare, Zimbabwe, prior to 3 p.m. (GMT) on 6 April 2004.
FAILURE TO DEPOSIT THE FORM OF PROXY AS REQUIRED WILL RESULT IN THE PROXY NOT BEING ADMITTED TO, OR PARTICIPATING IN, THE MEETING.
5. In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.
6. In accordance with the rules of the UK Listing Authority, a copy of the new Ashanti Regulations will be available at the place of the
Extraordinary General Meeting for at least 15 minutes prior to and during the Meeting.
NTHC Limited
Martco House
off Kwame Nkrumah Avenue PO Box K1A 9563
Airport
Accra
Ghana

PART X: INVITATION FOR THE PURPOSE OF RECEIVING A GHANAIAN VISA
The Ghanaian High Commission
Visa Section
104 Highgate Hill
London
N6 5HE
UK
The Ghanaian Embassy
Consular Section
3512 International Drive NW
Washington DC
20008
USA
High Commission for the Republic of Ghana
High Commissioner
1 Clemow Avenue
Ottawa
ON K 15 2A9
Canada
3 March 2004
Dear Sirs
Merger of Ashanti Goldfields Company Limited ("Ashanti") and AngloGold Limited
For the purposes of a meeting convened by the High Court of Ghana (the "Scheme Meeting") of shareholders of Ashanti ("Ashanti Shareholders") to be held at 11 a.m. on 7 April 2004 and an extraordinary general meeting (the "EGM") of Ashanti Shareholders to be held on the same day immediately after the conclusion or adjournment of the Scheme Meeting, at the Len Clay Stadium, Obuasi, Ghana, and the hearing of the High Court of Ghana of the application to confirm the proposed scheme of arrangement (the "Court Hearing") to be held on or about 23 April 2004 at the High Court of Ghana, Accra, Ghana, Ashanti requests that the Ghanaian High Commission, London, the Ghanaian Embassy, Washington and the High Commission for the Republic of Ghana, Canada accept a copy of this letter as an invitation by Ashanti to Ashanti Shareholders to attend the Scheme Meeting, EGM or, in the case of holders of Ashanti securities (including Ashanti Shareholders) ("Ashanti Securityholders"), the Court Hearing for the purposes of the requisite business visa application.
Ashanti further requests that such business visa applications are processed as promptly as possible on receipt to enable all Ashanti Shareholders to attend the Scheme Meeting and the EGM or, in the case of Ashanti Securityholders, the Court Hearing (as the case may be) should they wish to do so.
Yours faithfully
Sam Jonah Director
For and on behalf of Ashanti Goldfields Company Limited

Private and Confidential
Ashanti Goldfields Company Limited ("Ashanti")
FORM OF PROXY
to be used for the meeting of the holders of Ashanti Shares
IN THE SUPERIOR COURT OF JUDICATURE
IN THE HIGH COURT OF JUSTICE ACCRA GHANA
- AD 2004
No: IV/2004
IN THE MATTER OF ASHANTI GOLDFIELDS COMPANY LIMITED
and
IN THE MATTER OF THE COMPANIES CODE 1963 (ACT 179) AS AMENDED
I/We, (Note 1) _____________________________________ of _______________________________ being the holder(s)
of Ashanti Shares, hereby appoint the Chairman of the meeting (Note 2) ___________________________________ as my/our proxy to act for me/us at the meeting of the holders of Ashanti Shares (the "Scheme Meeting") to be held at the Len Clay Stadium, Obuasi, Ghana on the 7th day of April, 2004 at 11 a.m. (GMT) for the purpose of considering and, if thought fit, approving (with or without modification) the proposed scheme of arrangement referred to in the notice convening such meeting (the "Scheme"). At the Scheme Meeting (and at every adjournment thereof), the proxy is to vote for me/us on my/our behalf for the Scheme (either with or without modification as my/our proxy may approve) or against the Scheme as indicated below.
IMPORTANT:                  If you wish to vote for the Scheme, please sign in the box marked "FOR the Scheme". If you wish to vote against the Scheme sign in the box marked "AGAINST the Scheme"
(Note 7)
.
FOR the Scheme
AGAINST the Scheme
(Signature)______________________________________ (Signature)______________________________________
Dated______________________________________2004
To facilitate arrangements for the Scheme Meeting, please tick here (without commitment on your part) if you propose to attend the Scheme Meeting (having not appointed a proxy above) or if your proxy is to attend the
Scheme Meeting on your behalf
.
This form of proxy should be read in conjunction with the accompanying Ashanti Scheme Document and AngloGold Ashanti Information Memorandum, which contain important information regarding Ashanti, AngloGold, the Combined Group and the terms of the Merger.

Notes:
1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.
If any person other than the Chairman is to be appointed as proxy, strike out the words "the Chairman of the meeting", add the name and address of the proxy preferred in the blank space provided and initial the alteration. The person to whom this proxy is given need not be a shareholder of Ashanti but must attend the said meeting in person to represent you. Appointment of a proxy will not prevent a shareholder from attending and voting at the Scheme Meeting (or any adjournment thereof) in person.
3.
If you are resident outside Ghana, to attend the Scheme Meeting you may need to obtain a visa and a valid certificate of immunisation (dated a minimum of ten days before arrival in Ghana) against yellow fever. Please see paragraph 24 of Part IV of the Ashanti Scheme Document accompanying this form of proxy for further details.
4.
In the case of joint shareholders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the other joint shareholders. For this purpose seniority is determined by the order in which the names stand in the Ashanti Register in respect of the joint holding. In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised.
5.
This form of proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the directors of Ashanti must be duly executed and deposited at the offices of the Ghanaian Registrar (NTHC Limited) at Martco House, off Kwame Nkrumah Avenue, PO Box K1A 9563 Airport, Accra, Ghana, or at the UK transfer agent of the International Registrars (Capita IRG Plc) at Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or at the offices of the Zimbabwe Registrars (Syfrets Corporate and Merchant Bank) at 5th floor, Zimbank House, 46 Speke Avenue, PO Box 2540, Harare, Zimbabwe not later than 3 p.m. (GMT) on 6 April 2004.
6. Any alterations made to this form of proxy should be initialled by the person who signs it.
7.
Unless otherwise instructed, the proxy will vote, or abstain from voting, at his or her discretion. On any motion to amend the above resolution, to propose a new resolution, to adjourn the Scheme Meeting, or on any other motion put to the Scheme Meeting (other than to approve the above resolution), the proxy will act at his/her/their discretion.
8.
The definitions used in the accompanying Ashanti Scheme Document dated 3 March 2004 also apply in this form of proxy.
SPECIAL NOTE: YOU ARE REQUESTED TO SIGN AND DATE THE ABOVE FORM OF PROXY.
i

Private & Confidential
Ashanti Goldfields Company Limited ("Ashanti")
Form of Proxy
for use by Ashanti Shareholders at the Extraordinary General Meeting
to be held on 7 April 2004 at 11.30 a.m. (GMT)
FORM OF PROXY
I/We, (Note 1)
__________________________________
of
____________________________
being the holder(s)
of Ashanti Shares, hereby appoint the Chairman of the meeting (Note 2)
______________________________
as my/our proxy
to act for me/us at the Extraordinary General Meeting (the "EGM") to be held at the Len Clay Stadium, Obuasi, Ghana on the 7th day of April 2004 at 11.30 a.m. (GMT) (or, if later, immediately after the conclusion or adjournment of the Scheme Meeting) for the purpose of considering and, if thought fit, approving the proposed resolutions referred to in the notice convening such meeting. At the EGM (and every adjournment thereof), the proxy is to vote for me/us on my/our behalf for or against the resolutions to be proposed at the EGM (and at any adjournment thereof) as indicated below.
IMPORTANT:  Please indicate with an "X" in the appropriate box opposite each resolution how you wish your vote to be cast (Note 7).
SPECIAL RESOLUTION
FOR
AGAINST
Resolution 1 - Special Resolution to: (a) adopt a new Regulation 14:(i) to make shares issued between the Voting Record Time and the Record Time subject to the Scheme; and (ii) to make any shares issued after the Record Time automatically exchangeable for New AngloGold Ashanti Shares on the same basis as under the Scheme; and (b) convert Ashanti from a public company to a private company under the Ghana Companies Code and to adopt new Regulations
ORDINARY RESOLUTION
FOR
AGAINST
Resolution 2 - Ordinary Resolution to approve the de-listing of Ashanti from the Ghana Stock Exchange on the Effective Date
Dated___________________________________________ Signature________________________________________
(Note 4)
To facilitate arrangements for the EGM, please tick here (without commitment on your part) if you propose to attend the EGM (having not appointed a proxy above) or if your proxy is to attend the EGM on your behalf
.
This form of proxy should be read in conjunction with the accompanying Ashanti Scheme Document and AngloGold Ashanti Information Memorandum, which contain important information regarding Ashanti, AngloGold, the Combined Group and the terms of the Merger.

Notes:
1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.
If any person other than the Chairman is to be appointed as proxy, strike out the words "the Chairman of the meeting", add the name and address of the proxy preferred in the blank space provided and initial the alteration. The person to whom this proxy is given need not be a shareholder of Ashanti but must attend the said meeting in person to represent you. Appointment of a proxy will not prevent a shareholder from attending and voting at the EGM (or any adjournment thereof) in person.
3.
If you are resident outside Ghana, to attend the EGM you may need to obtain a visa and a valid certificate of immunisation (dated a minimum of ten days before arrival in Ghana) against yellow fever. Please see paragraph 24 of Part IV of the Ashanti Scheme Document accompanying this form of proxy for further details.
4.
In the case of joint shareholders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the other joint shareholders. For this purpose seniority is determined by the order in which the names stand in the Ashanti Register in respect of the joint holding. In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised.
5.
In order to be valid, this form of proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the directors of Ashanti must be duly executed and deposited at the offices of the Ghanaian Registrar (NTHC Limited) at Martco House, off Kwame Nkrumah Avenue, PO Box K1A 9563 Airport, Accra, Ghana, or at the UK transfer agent of the International Registrars (Capita IRG Plc) at Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or at the offices of the Zimbabwe Registrars (Syfrets Corporate and Merchant Bank) at 5th floor, Zimbank House, 46 Speke Avenue, PO Box 2540, Harare, Zimbabwe not later than 3 p.m. (GMT) on 6 April 2004. FAILURE TO DEPOSIT THE FORM OF PROXY AS REQUIRED WILL RESULT IN YOUR PROXY APPOINTMENT BEING INVALID.
6. Any alterations made to this form of proxy should be initialled by the person who signs it.
7.
Please indicate with an "X" how you wish your vote cast. Unless otherwise instructed, the proxy will vote, or abstain from voting, at his or her discretion. On any motion to amend the above resolutions, to propose a new resolution, to adjourn the EGM, or on any other motion put to the EGM (other than to approve the above resolutions), the proxy will act at his/her/their discretion.
8.
The definitions used in the accompanying Ashanti Scheme Document dated 3 March 2004 also apply in this form of proxy.
9.
In accordance with the rules of the UK Listing Authority, a copy of the new Ashanti Regulations as amended pursuant to Resolution 1 will be available for inspection 15 minutes prior to and during the meeting.
SPECIAL NOTE: YOU ARE REQUESTED TO SIGN AND DATE THE ABOVE FORM OF PROXY.
i

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, attorney, accountant, fund manager or other independent professional adviser duly qualified under the UK Financial Services and Markets Act 2000 if you are resident in the United Kingdom, or, if not, another appropriately authorised independent professional adviser.
If you have sold or otherwise transferred all of your interests in Ashanti Shares, please send this document together with the accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you are not the registered or beneficial owner of Ashanti Shares, please forward a copy of this document and its enclosures to such person(s).
This document should be read in conjunction with the detailed provisions contained in the accompanying scheme document dated 3 March 2004 (the "Scheme Document"). Unless the context requires otherwise, words and expressions defined in the Scheme Document bear the same meanings when used in this Form of Election. The terms and conditions of the Scheme, as set out in the Scheme Document, are deemed to be incorporated in and form part of this Form of Election.
The New AngloGold Ashanti Shares to be issued pursuant to the Scheme have not been, and are not required to be, registered under (i) the US Securities Act of 1933, as amended, in reliance upon the exemption from the registration requirements provided by section 3(a)(10) thereof, or (ii) the securities laws of any state of the United States. Neither the SEC nor any state securities commission in the US or any other US regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document and any representation to the contrary is a criminal offence in the US.
This document does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale or distribution of the New AngloGold Ashanti Shares to be issued pursuant to the Scheme in any jurisdiction in which such offer or sale is not permitted.
SHAREHOLDER
FORM OF ELECTION
in connection with the proposed merger of
Ashanti Goldfields Company Limited
and
AngloGold Limited
Pursuant to a Scheme of Arrangement
(Under section 231 of the Ghana Companies Code 1963 (Act 179), as amended)
ACTION TO BE TAKEN
Ashanti Shareholders resident in Ghana who wish to exchange their entire holding of Ashanti Shares for AngloGold Ashanti GhDSs need not complete this Form of Election and they will, subject to the terms of the Scheme, automatically receive AngloGold Ashanti GhDSs. Ashanti Shareholders resident in Ghana who wish to elect to receive New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs should complete the relevant sections of Boxes 1, 2, 6 and 7 of this Form of Election.
Ashanti Shareholders resident in the United States who wish to exchange their entire holding of Ashanti Shares for New AngloGold Ashanti ADSs in the form of physical certificates need not complete this Form of Election and they will, subject to the terms of the Scheme, automatically receive New AngloGold Ashanti ADSs in the form of physical certificates. Ashanti Shareholders resident in the United States who wish to elect to receive certificated New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs in book-entry form should complete the relevant sections of Boxes 1, 3, 6 and 7 of this Form of Election.
Ashanti Shareholders resident in the South African Common Monetary Area who wish to exchange their entire holding of Ashanti Shares for certificated New AngloGold Ashanti Shares need not complete this Form of Election and they will, subject to the terms of the Scheme, automatically receive certificated New AngloGold Ashanti Shares. Ashanti Shareholders resident in the South African Common Monetary Area who wish to elect to receive New AngloGold Ashanti ADSs in the form of physical certificates or uncertificated New AngloGold Ashanti Shares should complete the relevant sections of Boxes 1, 4, 6 and 7 of this Form of Election.
Ashanti Shareholders resident in any other jurisdiction who wish to exchange their entire holding of Ashanti Shares for certificated New AngloGold Ashanti Shares need not complete this Form of Election and they will, subject to the terms of the Scheme, automatically receive certificated New AngloGold Ashanti Shares. Ashanti Shareholders resident in any other jurisdiction who wish to elect to receive New AngloGold Ashanti ADSs in the form of physical certificates should complete the relevant sections of Boxes 1, 5, 6 and 7 of this Form of Election. Ashanti Shareholders on the Zimbabwe branch register are advised to read the information below on the AngloGold Ashanti Zimbabwe Share Trust.

-    Please read pages 3, 4 and 7 of this Form of Election where detailed instructions on how to complete this Form of
Election are set out, and then complete and sign this Form of Election where indicated on pages 5 and 6.
-    Please return this entire Form of Election, duly completed and signed, by post to Computershare Limited at Ground Floor,
70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107), South Africa, Telephone: +27 11 370 7700, Fax: +27 11 688 7722 (the "Transfer Agent") or any of the following representatives of the Transfer Agent:
-    in Ghana: NTHC Limited at Martco House, off Kwame Nkrumah Avenue, PO Box K1A 9563, Airport, Accra,
Telephone: +233 21 238492-3, Fax: + 233 021 229975;
-    in the U.S.: Computershare Investor Services LLC at 2 North LaSalle Street, Chicago, Illinois 60602, (PO Box A3504,
IL 60690-3504), United States, Telephone: +1 312 588 4990, Fax: +1 312 601 4332;
-    in Australia: Computershare Investor Services Pty Limited at Level 2, 45 St George's Terrace, Perth, WA 6000,
(GPO Box D182 Perth, WA 6840), Australia, Telephone: +61 8 9323 2000, Telephone: 1300 55 7010 (in Australia),
Fax: +61 8 9323 2033;
-    in the UK: Computershare Investor Services PLC at PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ,
England, Telephone: +44 870 702 0001, Fax: +44 870 703 6119; and
-    in Zimbabwe: the Zimbabwean Registrar at 5th floor, Zimbank House, 46 Speke Avenue, PO Box 2540, Harare,
Zimbabwe,
as soon as possible, but in any event so as to be received by not later than 4.30 p.m. (GMT) on 21 April 2004. Elections, once made, will be irrevocable.
-    In making your election, you are advised to seek your own legal advice to ensure that you understand and are in compliance with all applicable laws.
-    If you have any questions as to how to complete this Form of Election, please telephone Merban Stockbrokers Limited on +233 21 251134 (in Ghana) or Bondholder Communications Group on +1 888 385 2663 (Toll Free for US) or Imara Edwards Securities at +263 4 790090 (in Zimbabwe) or Bondholder Communications Group on +44 20 7236 0788 (in the UK).
-    Please ensure that the particulars inserted in Box 1 of this Form of Election are consistent with those registered for your holding. If you hold your Ashanti Shares jointly with others, you must arrange for ALL of your co-holders to sign Box 6 of this Form of Election. If you have any doubt as to whether your holding may be a joint holding, or as to any other details, please check your share certificate or telephone your Relevant Registrar.
-    For the purposes of this Form of Election, your Relevant Registrar is:
-    if you are resident in Ghana or are entered on the principal register of Ashanti, NTHC Limited at Martco House, off
Kwame Nkrumah Avenue, PO Box K1A 9563, Airport, Accra, Telephone : +233 21 238492-3, Fax: + 233 021 229975;
-    if you are resident in Zimbabwe, Syfrets Corporate and Merchant Bank at 5th floor, Zimbank House, 46 Speke Avenue,
PO Box 2540, Harare, Zimbabwe Telephone: +263-4 757535-43, Fax +263-4 751175 (the "Zimbabwean Registrar"); and
-    if you are resident in any other jurisdiction: Capita IRG Plc at Bourne House, 34 Beckenham Road, Beckenham,
Kent BR3 4TU, United Kingdom Telephone: 0870 162 3100 (UK) or +44 20 8639 2157 (outside UK).
-    Ashanti Shareholders on the Zimbabwe branch register are advised that consistent with Zimbabwe exchange control requirements and the policy objectives of the Reserve Bank of Zimbabwe, AngloGold has applied for approval from the Reserve Bank of Zimbabwe for the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs to be issued to Ashanti Shareholders on the Zimbabwe branch register to be deposited in the AngloGold Ashanti Zimbabwe Share Trust for the benefit of such Ashanti Shareholders. If approval of the Reserve Bank of Zimbabwe is not received prior to the Effective Date, the New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs will be issued directly to Ashanti Shareholders on the Zimbabwe branch register in order to avoid the implementation of the trust arrangements set out above without specific approval for doing so. Such holders will be required to comply with exchange control requirements in force in Zimbabwe and with directives from the Reserve Bank of Zimbabwe as made from time to time in dealing with their AngloGold Ashanti Securities.
-    If the Reserve Bank of Zimbabwe approves the AngloGold Ashanti Zimbabwe Share Trust prior to the Effective Date, a copy of the AngloGold Ashanti Zimbabwe Share Trust Deed, containing the terms and conditions of the AngloGold Ashanti Zimbabwe Share Trust, will be available for inspection until the Effective Date at the offices of Imara Edwards Securities at Club Chambers, Nelson Mandela Avenue, PO Box 1475, Harare, Zimbabwe and at Block 4, Tendeseka Office Park, Samora Machel Avenue, Harare, Zimbabwe; the Ashanti ZDR Depositary at 3rd floor, Unity Court, 64 Kwame Nkumah Avenue, Harare, Zimbabwe; Kantor and Immerman, McDonald House, 10 Selous Avenue, Harare, Zimbabwe and the Zimbabwean Registrar at 5th floor, Zimbank House, 46 Speke Avenue, PO Box 2540, Harare, Zimbabwe.

PLEASE READ THE INSTRUCTIONS BELOW AND THE NOTES ON PAGE 7 CAREFULLY BEFORE COMPLETING THIS FORM OF ELECTION. PLEASE ENSURE THAT YOUR FORM OF ELECTION IS RETURNED SO AS TO BE RECEIVED BY THE TRANSFER AGENT OR ITS REPRESENTATIVE AT THE APPROPRIATE ADDRESS INDICATED ON PAGE 2 BY 4.30 p.m. (GMT) ON 21 APRIL 2004. IF YOU ARE A GHANA RESIDENT AND WISH TO RECEIVE ANGLOGOLD ASHANTI GhDSs, OR YOU ARE A U.S. RESIDENT AND WISH TO RECEIVE NEW ANGLOGOLD ASHANTI ADSs IN THE FORM OF PHYSICAL CERTIFICATES, OR YOU ARE A RESIDENT OF ANOTHER JURISDICTION AND WISH TO RECEIVE CERTIFICATED NEW ANGLOGOLD ASHANTI SHARES lN RESPECT OF YOUR ENTIRE HOLDING OF ASHANTI SHARES, YOU DO NOT NEED TO COMPLETE OR RETURN THIS FORM OF ELECTION.
1
You should insert (in BLOCK CAPITALS) in Box the full name(s) of the registered holder(s), the registered address and the number of Ashanti Shares to which the relevant Form of Election relates before returning the Form of Election to the Transfer Agent or the relevant representative of the Transfer Agent in accordance with the instructions set out on page 2.
2
GHANA RESIDENTS ONLY
Shares
Place a tick in either Box
or (as appropriate) depending upon whether you wish to elect to receive certificated
New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs in the form of physical certificates.
If you place a tick in:
-
Box
, you will receive 0.29 certificated New AngloGold Ashanti Shares for each Ashanti Share you hold.
-
Box , you will receive 0.29 New AngloGold Ashanti ADSs in the form of physical certificates for each Ashanti
Share you hold.
If your Form of Election is not received by 4.30 p.m. (GMT) on 21 April 2004 (or does not include a tick in either box
or
), you will receive AngloGold Ashanti GhDSs in respect of all of your Ashanti Shares on the basis of 29 AngloGold Ashanti GhDSs for each Ashanti Share you hold.
Fractional Interests
If you have ticked either Box
or
you may be entitled to a fractional interest and you should place a tick in either
Box
or
(as appropriate) depending upon whether you wish to receive cash or AngloGold Ashanti GhDSs in lieu of such fractional interest.
If you place a tick in:
-
Box
, you will receive cash in respect of any fractional interests in New AngloGold Ashanti Shares or
New AngloGold Ashanti ADSs to which you may be entitled, on the basis described in the Scheme Document.
- Box , you will receive AngloGold Ashanti GhDSs in respect of any fractional interests in New AngloGold Ashanti
Shares or New AngloGold Ashanti ADSs to which you may be entitled.
If you have ticked either Box or
but your Form of Election does not include a tick in either Box or you
will receive AngloGold Ashanti GhDSs in respect of any fractional interests in New AngloGold Ashanti Shares or New
AngloGold Ashanti ADSs to which you may be entitled.
If you would like information on how to convert certificated New AngloGold Ashanti Shares to uncertificated New AngloGold Ashanti Shares under STRATE, please contact the Transfer Agent.
3
U.S. RESIDENTS ONLY
Place a tick in either Box
or (as appropriate) depending upon whether you wish to elect to receive certificated
New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs in book-entry form.
If you place a tick in:
-
Box , you will receive 0.29 certificated New AngloGold Ashanti Shares for every Ashanti Share you hold.
- Box
, you will receive 0.29 New AngloGold Ashanti ADSs in book-entry form for every Ashanti Share you hold.
If your Form of Election is not received by 4.30 p.m. (GMT) on 21 April 2004 (or does not include a tick in either box
or
), you will receive New AngloGold Ashanti ADSs in the form of physical certificates in respect of all of your Ashanti
Shares.
If you elect to receive New AngloGold Ashanti ADSs in book-entry form by placing a tick in Box
, you will need to
complete Box
so that we may credit the New AngloGold Ashanti ADSs to which you are entitled to your account. If you place a tick in Box
but do not complete Box
you will receive New AngloGold Ashanti ADSs in the form of
physical certificates.
You will receive cash in respect of any fractional interests in New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs on the basis described in the Scheme Document.
If you would like information on how to convert certificated New AngloGold Ashanti Shares to uncertificated New AngloGold Ashanti Shares under STRATE, please contact the Transfer Agent.
3C
3B
3C
3B
3B
3A
3B
3A
3B
3A
2D
2C
2B
2A
2D
2C
2D
2C
2B
2A
2B
2A
2B
2A
2B
2A
1
Complete
Box 1, Page 5
(if appropriate)
Complete
Box 2, Page 5
(if appropriate)
Complete
Box 3, Page 5
(if appropriate)

4
SOUTH AFRICAN COMMON MONETARY AREA RESIDENTS ONLY
Place a tick in either Box or (as appropriate) depending upon whether you wish to elect to receive
New AngloGold Ashanti ADSs in the form of physical certificates or uncertificated New AngloGold Ashanti Shares.
If you place a tick in:
-
Box
, you will receive 0.29 New AngloGold Ashanti ADSs in the form of physical certificates for every Ashanti
Share you hold.
- Box
, you will receive 0.29 uncertificated New AngloGold Ashanti Shares for every Ashanti Share you hold.
If your Form of Election is not received by 4.30 p.m. (GMT) on 21 April 2004 (or does not include a tick in either Box
or
), you will receive certificated New AngloGold Ashanti Shares in respect of all of your Ashanti Shares.
If you elect to receive uncertificated New AngloGold Ashanti Shares by placing a tick in Box you will need to complete Box
so that we may credit the uncertificated New AngloGold Ashanti Shares to which you are entitled to your account. If you place a tick in Box but do not complete Box you will receive certificated New AngloGold
Ashanti Shares.
You will receive cash in respect of any fractional interests in New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs on the basis described in the Scheme Document.
If you do not have a CSDP account but would like to hold uncertificated New AngloGold Ashanti Shares, please contact the Transfer Agent for information on how you may do so.
5
ALL OTHER RESIDENTS
Place a tick in Box
if you wish to elect to receive New AngloGold Ashanti ADSs in the form of physical certificates.
If you place a tick in Box
, you will receive 0.29 New AngloGold Ashanti ADSs in the form of physical certificates for every Ashanti Share you hold.
If your Form of Election is not received by 4.30 p.m. (GMT) on 21 April 2004 (or does not include a tick in Box
), you
will receive certificated New AngloGold Ashanti Shares in respect of all of your Ashanti Shares.
You will receive cash in respect of any fractional interests in New AngloGold Ashanti Shares or New AngloGold Ashanti ADSs on the basis described in the Scheme Document.
If you would like information on how to convert certificated New AngloGold Ashanti Shares to uncertificated New AngloGold Ashanti Shares under STRATE, please contact the Transfer Agent.
Ashanti Shareholders on the Zimbabwe branch register are advised to read the information above on the AngloGold Ashanti Zimbabwe Share Trust.
6
YOU MUST SIGN AND DATE THIS FORM OF ELECTION
You must sign and date this Form of Election in Box
. In the case of joint holders, ALL joint holders must sign. In the case of a body corporate, this Form of Election may be executed under seal, the seal being affixed and witnessed in accordance with the body corporate's articles of association or other regulations, or under the hand of an officer or attorney duly authorised who should state his capacity and lodge any power of attorney with the Transfer Agent or its representative.
Please also insert a daytime telephone number (including dialling code) where you may be contacted in the event of a query regarding your Form of Election.
By signing and delivering this Form of Election and in consideration of Ashanti and AngloGold agreeing to process this Form of Election, you agree that the election(s) made on this Form of Election shall be irrevocable and you warrant that your election(s) is/are valid and binding and is/are made in accordance with any applicable legal requirements. This paragraph shall constitute a collateral contract between you, Ashanti and AngloGold.
7
ALTERNATIVE ADDRESS
If you want your consideration to be sent to someone other than the registered holder (or, if more than one, the first-named) at the address inserted in Box
(e.g. your stockbroker or bank manager), you should complete
(in BLOCK CAPITALS) Box
.
7
1
6
5
5
5
4C
4B
4C
4B
4B
4A
4B
4A
4B
4A
Complete Box 4, Page 5 (if appropriate)
Complete Box 5, Page 6 (if appropriate)
Complete Box 6, Page 6 (if appropriate)
Complete Box 7, Page 6 (if appropriate)

PLEASE COMPLETE IN ACCORDANCE WITH THE INSTRUCTIONS ON PAGES 3 AND 4. PLEASE ENSURE THAT YOUR FORM OF ELECTION IS RETURNED SO AS TO BE RECEIVED BY THE TRANSFER AGENT OR ITS REPRESENTATIVE AT THE APPROPRIATE ADDRESS ON PAGE 2 BY 4.30 p.m. (GMT) ON 21 APRIL 2004. IF YOU ARE A GHANA RESIDENT AND WISH TO RECEIVE ANGLOGOLD ASHANTI GhDSs, OR YOU ARE A U.S. RESIDENT AND WISH TO RECEIVE NEW ANGLOGOLD ASHANTI ADSs IN THE FORM OF PHYSICAL CERTIFICATES, OR YOU ARE A RESIDENT OF ANOTHER JURISDICTION AND WISH TO RECEIVE CERTIFICATED NEW ANGLOGOLD ASHANTI SHARES lN RESPECT OF YOUR ENTIRE HOLDING OF ASHANTI SHARES, YOU DO NOT NEED TO COMPLETE OR RETURN THIS FORM OF ELECTION.
1 Name(s) and address(es) of registered holder(s):
Number of Ashanti Shares held:
2 GHANA RESIDENTS
Election for Shares/ADSs Elect for the securities which you wish to receive by ticking either Box
or
below:
(Election for certificated New AngloGold Ashanti Shares)
(Election for New AngloGold Ashanti ADSs in the form of physical certificates)
Fractional interests
(Election for cash)
(Election for AngloGold Ashanti GhDSs)
3 US RESIDENTS
Elect for the securities which you wish to receive by ticking either Box
or
below:
(Election for certificated New AngloGold Ashanti Shares)
(Election for New AngloGold Ashanti ADSs in book-entry form)
DTC Account Holder Name in full:
DTC Account Number:
Address:
Reference or Contact Name:
Telephone Number (if known):
4 SOUTH AFRICAN COMMON MONETARY AREA RESIDENTS
Elect for the securities which you wish to receive by ticking either Box
or
below:
(Election for New AngloGold Ashanti ADSs in the form of physical certificates)
(Election for uncertificated New AngloGold Ashanti Shares)
CSDP Stock Account Holder Name in full:
CSDP Stock Account Number:
Address:
Reference or Contact Name:
Telephone Number (if known):
If you do not have a CSDP account but would like to hold uncertificated New AngloGold Ashanti Shares, please contact the Transfer Agent for information on how you may do so.
4C
4B
4A
4B
4A
3C
3B
3A
3B
3A
2D
2C
2B
2A
2B
2A

5 ALL OTHER RESIDENTS
Tick Box
below if you wish to elect to receive New AngloGold Ashanti ADSs in the form of physical certificates:
(Election for New AngloGold Ashanti ADSs in the form of physical certificates)
6 Sign and insert the date(s) below. In the case of joint holders, ALL must sign.
I/We hereby agree that the election(s) as set out in this Form of Election shall be irrevocable, and I/we warrant that the election(s) is/are valid and binding and is/are made in accordance with any applicable legal requirements. This paragraph shall constitute a collateral contract with Ashanti and AngloGold.
1.
_______________________________
Date
_________________
2.
_______________________________
Date
_________________
3.
_______________________________
Date
_________________
4.
_______________________________
Date
_________________
Insert your daytime telephone number including international dialling code where you may be contacted in the event of a query:
7
Complete (in BLOCK CAPITALS) this box if you want documents to be sent to someone other than the registered holder or, if more than one, the first-named in Box above:
Name:
Address:
Post Code
1
7
5
5

NOTES ON COMPLETING AND LODGING THIS FORM OF ELECTION
In order to be effective, this Form of Election must, except as mentioned below, be signed personally by the registered Ashanti Shareholder or, in the case of a joint holding, by ALL the joint holders. In order to avoid delay and inconvenience to yourself the following points may help you:
1
If you have sold (or otherwise transferred) all your Ashanti Shares
Please see the instructions on page 1 of this Form of Election.
2
If a holder is away from home (e.g. abroad or on holiday)
Send this Form of Election by the quickest means (e.g. air mail) to the holder for execution or, if the holder has executed a power of attorney, arrange for this Form of Election to be signed by the attorney so that this Form of Election may be lodged with the original signature(s). In the latter case, the power of attorney (or a copy thereof duly certified) should be sent to the Transfer Agent or its representative at the appropriate address on page 2. No other signatures are acceptable.
3
Failure to complete and return this Form of Election so as to be received by 4.30 p.m. (GMT) on 21 April 2004
If this Form of Election is not duly completed and returned to the Transfer Agent or its representative at the appropriate address on page 2 so as to be received by 4.30 p.m. (GMT) on 21 April 2004, the holder(s) will be deemed to have elected for AngloGold Ashanti GhDSs (for Ghana Residents), New AngloGold Ashanti ADSs in the form of physical certificates (for US Residents) or certificated New AngloGold Ashanti Shares (for all other Ashanti Shareholders) in respect of his or her/their entire holding of Ashanti Shares, as set out in the Scheme Document.
4
If the holder is a corporation
A corporation may execute this Form of Election under seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations, or under the hand of an officer or attorney duly authorised who should state his capacity and lodge any power of attorney with the Transfer Agent or its representative at the appropriate address on page 2.
5
If the sole holder has died
If a grant of probate, letters of administration or a certificate of confirmation has/have been registered with Ashanti's registrar, this Form of Election must be signed by the personal representative(s) of the deceased (stating the name of the deceased) and lodged with the Transfer Agent or its representative at the appropriate address on page 2. If a grant of probate, letters of administration or a certificate of confirmation has/have not been registered with Ashanti's registrar, the personal representative(s) or prospective personal representative(s) should sign this Form of Election and forward it, together with such documents, to the Transfer Agent or its representative at the appropriate address on page 2. The grant of probate, letters of administration or certificate of confirmation must be lodged before the holder's entitlement under the Scheme can be forwarded to the personal representative(s).
6
If one of the holders in a joint account has died
The surviving holder(s) should complete this Form of Election and lodge it with the Transfer Agent or its representative at the appropriate address on page 2 accompanied by the death certificate, grant of probate, certificate of confirmation or letters of administration in respect of the deceased holder.
7
Incomplete or illegible Forms of Election
In the event that any Form of Election is not fully completed or is completed incorrectly, inaccurately or illegibly, the directors of Ashanti shall have absolute discretion as to whether the Form of Election is treated as invalid or interpreted in accordance with what they consider (in their absolute discretion) to be the wishes of the holder(s). You shall, by signing this Form of Election, agree that neither Ashanti nor the directors of Ashanti shall have any liability arising out of the exercise of any such discretion.
The directors of Ashanti cannot, and do not, offer any advice or recommendations to Ashanti Shareholders as to which elections (if any) they should make under the Scheme. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, attorney, accountant, fund manager or other independent professional adviser duly qualified under the UK Financial Services and Markets Act 2000 if you are resident in the United Kingdom, or, if not, another appropriately authorised independent professional adviser.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Limited
Date: 5 MARCH 2004 By: /s/ E ABANKROH
Name: Ernest Abankroh
Title:    Company Secretary